CONTRACT PROSPECTUS – MAY 1, 2004

The Contracts. The contracts described in this prospectus are group deferred variable annuity contracts issued by ING Life Insurance and Annuity Company (the Company). They are intended to be used as funding vehicles for certain types of retirement plans, including those that qualify for beneficial tax treatment, and/or to provide current income reduction under certain sections of the Internal Revenue Code of 1986, as amended (Tax Code). The contracts were formerly sold as both group contracts and employer-owned individual contracts.

Why Reading this Prospectus is Important. Before you participate in the contract through a retirement plan, you should read this prospectus. It provides facts about the contract and its investment options. Plan sponsors (generally your employer) should read this prospectus to help determine if the contract is appropriate for their plan. Keep this document for future reference.

Table of Contents ... page 3

Investment Options. The contracts offer variable investment options and fixed interest options. When we establish your account(s), the contract holder, or you if permitted by the plan, instructs us to direct account dollars to any of the available options. Some investment options may be unavailable through certain contracts and plans, or in some states.

The Funds

- AIM V.I. Capital Appreciation Fund (Series I)
- AIM V.I. Core Equity Fund (Series I)
- AIM V.I. Growth Fund (Series I)
- AIM V.I. Premier Equity Fund (Series I)
- Calvert Social Balanced Portfolio
- Fidelity® VIP Contrafund® Portfolio (Initial Class)
- Fidelity® VIP Equity-Income Portfolio (Initial Class)
- Fidelity® VIP Growth Portfolio (Initial Class)
- Fidelity® VIP Overseas Portfolio (Initial Class)
- Franklin Small Cap Value Securities Fund (Class 2)
- ING Aeltus Enhanced Index Portfolio (formerly ING DSI Enhanced Index Portfolio) (Service Class)
- ING Alger Aggressive Growth Portfolio (Service Class)
- ING Alger Growth Portfolio (Service Class)
- ING American Century Small Cap Value Portfolio (Service Class)
- ING Baron Small Cap Growth Portfolio (Service Class)
- ING Goldman Sachs® Capital Growth Portfolio (Service Class) [1]
- ING JPMorgan Fleming International Portfolio (Initial Class)
- ING JPMorgan Mid Cap Value Portfolio (Service Class)
- ING Julius Baer Foreign Portfolio (Class S)[5]
- ING MFS Capital Opportunities Portfolio (Initial Class)
- ING MFS Global Growth Portfolio (Service Class)
- ING MFS Total Return Portfolio (Class S)
- ING OpCap Balanced Value Portfolio (Service Class)
- ING PIMCO Total Return Portfolio (Service Class)
- ING Salomon Brothers Aggressive Growth Portfolio (Initial Class)

The Funds (Continued)

- ING Salomon Brothers Fundamental Value Portfolio (Service Class)
- ING Salomon Brothers Investors Value Portfolio (Service Class)
- ING Stock Index Portfolio (Class I) [5]
- ING T. Rowe Price Equity Income Portfolio (Class S)
- ING T. Rowe Price Growth Equity Portfolio (Initial Class)
- ING UBS U.S. Allocation Portfolio (formerly ING UBS Tactical Asset Allocation Portfolio) (Service Class)
- ING UBS U.S. Large Cap Equity Portfolio (formerly ING MFS Research Equity Portfolio) (Initial Class)
- ING Van Kampen Comstock Portfolio (Service Class)
- ING VP Balanced Portfolio, Inc. (Class I)[2]
- ING VP Bond Portfolio (Class I)[2]
- ING VP Financial Services Portfolio (Class I) [5]
- ING VP Global Science and Technology Portfolio (formerly ING VP Technology Portfolio) (Class I)[2]
- ING VP Growth and Income Portfolio (Class I)[2]
- ING VP Growth Portfolio (Class I)[2]
- ING VP Index Plus LargeCap Portfolio (Class I)[2]
- ING VP Index Plus MidCap Portfolio (Class I)[2]
- ING VP Index Plus SmallCap Portfolio (Class I)[2]
- ING VP International Equity Portfolio (Class I)[2]
- ING VP International Value Portfolio (Class I)[2]
- ING VP MagnaCap Portfolio (Class I)[2]
- ING VP MidCap Opportunities Portfolio (Class I)[2][3]

The Funds (Continued)

- ING VP Money Market Portfolio (Class I)[2]
- ING VP Natural Resources Trust [4]
- ING VP Real Estate Portfolio (Class I) [5]
- ING VP Small Company Portfolio (Class I)[2]
- ING VP SmallCap Opportunities Portfolio (Class I)[2]
- ING VP Strategic Allocation Balanced Portfolio (Class I)[2]
- ING VP Strategic Allocation Growth Portfolio (Class I)[2]
- ING VP Strategic Allocation Income Portfolio (Class I)[2]
- ING VP Value Opportunity Portfolio (Class I)[2]
- Janus Aspen Balanced Portfolio (Institutional Shares)
- Janus Aspen Flexible Income Portfolio (Institutional Shares)
- Janus Aspen Growth Portfolio (Institutional Shares)
- Janus Aspen Mid Cap Growth Portfolio (Institutional Shares)
- Janus Aspen Worldwide Growth Portfolio (Institutional Shares)
- Lord Abbett Series Fund - Growth and Income Portfolio (Class VC)
- Lord Abbett Series Fund - Mid-Cap Value Portfolio (Class VC)
- Oppenheimer Global Securities Fund/VA
- Oppenheimer Strategic Bond Fund/VA
- PIMCO VIT Real Return Portfolio[5] (Administrative Class)
- Pioneer Equity Income VCT Portfolio (Class I)
- Pioneer Fund VCT Portfolio (Class I)
- Pioneer High Yield VCT Portfolio (Class I)[5]
- Pioneer Mid Cap Value VCT Portfolio (Class I)
- Wanger Select[5]
- Wanger U.S. Smaller Companies[5]

---

(1) Goldman Sachs® is a registered service mark of Goldman, Sachs & Co., and it is used by agreement with Goldman, Sachs & Co.
(2) Effective May 3, 2004 Class R shares of this fund have been renamed as Class I shares.
(3) Effective April 16, 2004 ING VP Growth Opportunities Portfolio - Class R merged into ING VP MidCap Opportunities Portfolio - Class R.
(4) Effective May 1, 2004 this fund is available to all plans.
(5) This fund is scheduled to be available on May 10, 2004.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account B (the separate account), a separate account of the Company. You do not invest directly in or hold shares of the funds. Each subaccount invests in one of the mutual funds (funds) listed on the previous page. Earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund.

Risks Associated with Investing in the Funds. Information about the risks of investing in the funds is located in the "Investment Option" section of this prospectus on page 13, in Appendix IV to this prospectus, "Fund Descriptions" and in each fund prospectus. Read this prospectus in conjunction with the fund prospectuses, and retain the prospectuses for future reference.

Fixed Interest Options.
▷ Guaranteed Accumulation Account
▷ Fixed Plus Account
▷ Fixed Account

Except as specifically mentioned, this prospectus describes only the variable investment options. However, we describe the fixed interest options in the appendices to this prospectus. There is also a separate prospectus for the Guaranteed Accumulation Account.

Getting Additional Information. You may obtain the May 1, 2004, Statement of Additional Information (SAI) free of charge by indicating your request on your enrollment materials, by calling the Company at 1-800-262-3862 or by writing to us at the address listed in the "Questions: Contacting the Company" section of this prospectus. You may also obtain an SAI for any of the funds by calling that number. This prospectus, the SAI and other information about the separate account may be obtained by accessing the Securities and Exchange Commission's (SEC) web site, www.sec.gov. Copies of this information may also be obtained, after paying a duplicating fee, by contacting the SEC Public Reference Room. Information on the operation of the SEC Public Reference Room may be obtained by calling 1-202-942-8090 or 1-800-SEC-0330, e-mailing publicinfo@sec.gov or by writing to SEC Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. The SAI table of contents is listed on page 43 of this prospectus. The SAI is incorporated into this prospectus by reference.

Additional Disclosure Information. Neither the SEC, nor any state securities commission, has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. This prospectus is valid only when accompanied by current prospectuses of the funds and the Guaranteed Accumulation Account. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different than that contained in this prospectus.

TABLE OF CONTENTS

The Company – Variable Annuity Account B – Performance Reporting – Voting Rights – Contract Distribution – Contract Modification – Legal Matters and Proceedings – Payment Delay or Suspension – Transfer of Ownership; Assignment – Intent to Confirm Quarterly – Trading-Industry Developments

CONTRACT OVERVIEW

Questions: Contacting the Company. Contact your local representative or write or call our Home Office:

ING
USFS Customer Service
Defined Contribution
Administration, TS21
151 Farmington Avenue
Hartford, CT 06156-1277
1-800-262-3862

Sending Forms and Written Requests in Good Order.

If you are writing to change your beneficiary, request a withdrawal or for any other purpose, contact your local representative or the Company to learn what information is required in order for the request to be in "good order."

Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out.

We can only act upon written requests that are received in good order.

The following is intended as a summary. Please read each section of this prospectus for additional information.

Who's Who

You (the participant): The individual participating in a retirement plan, where the plan uses the contract as a funding option.

Plan Sponsor: The sponsor of your retirement plan. Generally, your employer.

Contract Holder: The person or entity to whom we issue the contract. Generally, the plan sponsor.

We (the Company): ING Life Insurance and Annuity Company. We issue the contract.

For greater detail, please review "Contract Ownership and Rights" and "Contract Purchase and Participation."

The Contract and Your Retirement Plan

Retirement plan (plan): A plan sponsor has established a retirement plan for you. This contract is offered as a funding option for that plan. We are not a party to the plan, so the terms and the conditions of the contract and the plan may differ.

Plan Type. We refer to plans in this prospectus as 457 plans or non-section 457 plans. For a description of each, see "Taxation – Your Retirement Plan."

Use of an Annuity Contract in your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn (or otherwise made available to you or a beneficiary). However, in the case of a deferred compensation arrangement (such as 457 plans or non-section 457 plans), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the arrangement itself. However, annuities do provide other features and benefits (such as guaranteed death benefit under some contracts or the option of lifetime income phase options at established rates) which may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity. See "Contract Purchase and Participation."

Contract Rights

The contract holder holds all rights under the contract, but may permit you to exercise those rights through the plan.

For example: The contract may permit the contract holder to select investment options for your account dollars. The plan may permit you to exercise that right. For greater detail see "Contract Ownership and Rights."

Contract Facts

Free Look/Right to Cancel: Contract holders may cancel the contract no later than 10 days after they receive the contract (or a longer period if required by state law). See "Right To Cancel."

Death Benefit: A beneficiary may receive a benefit in the event of your death prior to the income phase. Any death benefit during the income phase will depend upon the income phase payment option selected. See "Death Benefit" and "The Income Phase."

Withdrawals: During the accumulation phase, the contract holder may, on your behalf and subject to the limits in the contract, withdraw all or a part of your account value. Certain fees and taxes may apply. See "Withdrawals" and "Taxation."

Systematic Distribution Options: If available under your contract, the contract holder may elect on your behalf for you to receive regular payments from your account, while retaining the account in the accumulation phase. See "Systematic Distribution Options."

Fees: Certain fees are deducted from your account value. See "Fee Table" and "Fees."

Taxation: You will not generally pay taxes on any earnings from the annuity contract described in this prospectus until they are withdrawn (or otherwise made available to you or a beneficiary).

Amounts you receive as a distribution will be generally included in your gross income and will be subject to taxation. Tax penalties may apply in some circumstances. See "Taxation."

Contract Phases

I. Accumulation Phase (accumulating retirement benefits)



Payments to Your Account
Step 1
ING Life Insurance and Annuity Company
(a)
Step 2
(b)
Fixed Interest Options
Variable Annuity Account B
Variable Investment Options
The Subaccounts
A
B
Etc.
Step 3
Mutual Fund A
Mutual Fund B

STEP 1: You or the contract holder provide the Company with your completed enrollment materials. The contract holder directs us to set up an account for you.

STEP 2: The contract holder, or you if permitted by your plan, directs us to invest your account dollars in any of the:

(a) Fixed Interest Options; and/or
(b) Variable Investment Options. (The variable investment options are the subaccounts of Variable Annuity Account B. Each one invests in a specific mutual fund.)

STEP 3: The subaccount(s) selected purchases shares of its corresponding fund.

II. The Income Phase (receiving retirement benefits)

The contract offers several payment options. See "The Income Phase." In general, you may:

- Receive income phase payments over a lifetime or for a specified period;
- Receive income phase payments monthly, quarterly, semi-annually or annually;
- Select an option that provides a death benefit to beneficiaries; and
- Select fixed income phase payments or payments that vary based on the performance of the variable investment options you select.

FEE TABLE

In This Section:
- Maximum Contract Holder Transaction Expenses;
- Annual Maintenance Fee;
- Maximum Separate Account Annual Expenses;
- Total Annual Fund Operating Expenses;
- Fund Expense Table; and
- Hypothetical Examples.

Also See the "Fees" Section for:
- Early Withdrawal Charge Schedules;
- How, When and Why Fees are Deducted;
- Reduction, Waiver and/or Elimination of Certain Fees;
- Premium and Other Taxes; and
- Charges for ING GET Fund.

See "The Income Phase" for:
- Fees during the income phase.

The following tables describe the fees and expenses that you will pay when buying, owning, and withdrawing from your contract. The first table describes the fees and expenses that you will pay at the time that you buy the contract, withdraw from the contract, or transfer cash value between investment options. State premium taxes may also be deducted. See "The Income Phase" for fees that may apply after you begin receiving payments under the contract.

Maximum Contract Holder Transaction Expenses

Early Withdrawal Charge[1] (as a percentage of amount withdrawn)	5%

[1] This is a deferred sales charge. The percentage will be determined by the applicable early withdrawal charge schedule in the "Fees" section. In certain cases, this charge may not apply to a portion or all of your withdrawal. The early withdrawal charge reduces over time. These fees may be waived, reduced or eliminated in certain circumstances. See the "Fees" section.

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.

Annual Maintenance Fee

Installment Purchase Payment Accounts	$20.00[2]
Single Purchase Payment Accounts	$0.00

Maximum Separate Account Annual Expenses
(as a percentage of average account value)

Mortality and Expense Risk Charge	1.25%[2]
Administrative Expense Charge	0.25%[3]
Total Separate Account Expenses	1.50%

[2] These charges may be waived, reduced or eliminated in certain circumstances. See "Fees."

[3] We only impose this charge under some contracts. See "Fees."

The next item shows the minimum and maximum total operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

	Minimum	Maximum
Total Annual Fund Operating Expenses* (expenses that are deducted from fund assets, including management fees, distribution (12b-1) and/or service fees, and other expenses)	0.28%	1.65%

* After taking into account any fee waiver or expense reimbursement arrangements, the minimum and maximum total fund operating expenses would be 0.28% and 1.55%, respectively. The fund having the minimum expense percentage is not subject to a contractual fee waiver or expense reimbursement arrangement. The fund having the maximum expense percentage is subject to a contractual fee waiver/expense reimbursement arrangement through April 30, 2005.

Fees Deducted by the Funds

Using This Information. The following table shows the investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each fund. See the "Fees" section of this prospectus, and the fund prospectus for additional information.

How Fees are Deducted. Fund fees are not deducted from account values. Instead, fees are deducted from the value of fund shares on a daily basis, which in turn will affect the value of each subaccount on a daily basis. The fees and expense information shown in the following table was provided by the funds. Except as noted below, the following figures are a percentage of the average net assets of each fund, and are based on figures for the year ended December 31, 2003.

Fund Expense Table[1]

Fund Name	Management (Advisory) Fees	12b-1 Fee	Other Expenses	Total Annual Fund Operating Expenses	Fees and Expenses Waived or Reimbursed	Net Annual Fund Operating Expenses
AIM V.I. Capital Appreciation Fund (Series I)	0.61%	--	0.24%	0.85%	--	0.85%
AIM V.I. Core Equity Fund (Series I)	0.61%	--	0.20%	0.81%	--	0.81%
AIM V.I. Growth Fund (Series I) [2]	0.63%	--	0.27%	0.90%	--	0.90%
AIM V.I. Premier Equity Fund (Series I)	0.61%	--	0.24%	0.85%	--	0.85%
Calvert Social Balanced Portfolio[3]	0.70%	--	0.23%	0.93%	--	0.93%
Fidelity® VIP Contrafund® Portfolio (Initial Class)	0.58%	--	0.09%	0.67%	--	0.67%
Fidelity® VIP Equity-Income Portfolio (Initial Class)	0.48%	--	0.09%	0.57%	--	0.57%
Fidelity® VIP Growth Portfolio (Initial Class)	0.58%	--	0.09%	0.67%	--	0.67%
Fidelity® VIP Overseas Portfolio (Initial Class)	0.73%	--	0.17%	0.90%	--	0.90%
Franklin Small Cap Value Securities Fund (Class 2) [4]	0.57%	0.25%	0.19%	1.01%	--	1.01%
ING Aeltus Enhanced Index Portfolio (Service Class) [5]	0.60%	--	0.45%	1.05%	--	1.05%
ING Alger Aggressive Growth Portfolio (Service Class) [5]	0.85%	--	0.45%	1.30%	--	1.30%
ING Alger Growth Portfolio (Service Class) [5]	0.80%	--	0.45%	1.25%	--	1.25%
ING American Century Small Cap Value Portfolio (Service Class)	1.00%	--	0.65%	1.65%	0.10%	1.55%
ING Baron Small Cap Growth Portfolio (Service Class) [5][6]	0.85%	--	0.65%	1.50%	0.05%	1.45%

Fund Name	Management (Advisory) Fees	12b-1 Fee	Other Expenses	Total Annual Fund Operating Expenses	Fees and Expenses Waived or Reimbursed	Net Annual Fund Operating Expenses
ING Goldman Sachs® Capital Growth Portfolio (Service Class) [5]	0.85%	--	0.45%	1.30%	--	1.30%
ING JPMorgan Fleming International Portfolio (Initial Class)	0.80%	--	0.20%	1.00%	--	1.00%
ING JPMorgan Mid Cap Value Portfolio (Service Class) [5]	0.75%	--	0.60%	1.35%	--	1.35%
ING Julius Baer Foreign Portfolio (Class S) [7][8]	1.00%	--	0.25%	1.25%	--	1.25%
ING MFS Capital Opportunities Portfolio (Initial Class)	0.65%	--	0.25%	0.90%	--	0.90%
ING MFS Global Growth Portfolio (Service Class) [5]	0.60%	--	0.85%	1.45%	--	1.45%
ING MFS Total Return Portfolio (Class S) [7][8][9][10]	0.64%	--	0.26%	0.90%	--	0.90%
ING OpCap Balanced Value Portfolio (Service Class)[5]	0.80%	--	0.45%	1.25%	--	1.25%
ING PIMCO Total Return Portfolio (Service Class) [5]	0.50%	--	0.60%	1.10%	--	1.10%
ING Salomon Brothers Aggressive Growth Portfolio (Initial Class)	0.70%	--	0.13%	0.83%	--	0.83%
ING Salomon Brothers Fundamental Value Portfolio (Service Class) [5]	0.90%	--	0.45%	1.35%	--	1.35%
ING Salomon Brothers Investors Value Portfolio (Service Class) [5]	0.80%	--	0.45%	1.25%	--	1.25%
ING Stock Index Portfolio (Class I) [11][12][13]	0.27%	--	0.01%	0.28%	--	0.28%
ING T. Rowe Price Equity Income Portfolio (Class S) [7][8][10]	0.68%	--	0.26%	0.94%	--	0.94%
ING T. Rowe Price Growth Equity Portfolio (Initial Class)	0.60%	--	0.15%	0.75%	--	0.75%
ING UBS U.S. Allocation Portfolio (Service Class) [5][14]	0.85%	--	0.45%	1.30%	--	1.30%
ING UBS U.S. Large Cap Equity Portfolio (Initial Class)	0.70%	--	0.15%	0.85%	--	0.85%
ING Van Kampen Comstock Portfolio (Service Class) [5][6]	0.60%	--	0.60%	1.20%	0.07%	1.13%
ING VP Balanced Portfolio, Inc. (Class I) [15]	0.50%	--	0.10%	0.60%	--	0.60%
ING VP Bond Portfolio (Class I) [15]	0.40%	--	0.10%	0.50%	--	0.50%
ING VP Financial Services Portfolio (Class I) [16][17][18]	0.75%	--	0.15%	0.90%	--	0.90%
ING VP Global Science and Technology Portfolio (Class I) [15][19]	0.95%	--	0.15%	1.10%	--	1.10%
ING VP Growth and Income Portfolio (Class I) [15]	0.50%	--	0.10%	0.60%	--	0.60%
ING VP Growth Portfolio (Class I) [15][19]	0.60%	--	0.11%	0.71%	--	0.71%
ING VP Index Plus LargeCap Portfolio (Class I) [15][19]	0.35%	--	0.08%	0.43%	--	0.43%
ING VP Index Plus MidCap Portfolio (Class I) [15][19]	0.40%	--	0.10%	0.50%	--	0.50%
ING VP Index Plus SmallCap Portfolio (Class I) [15][19]	0.40%	--	0.16%	0.56%	--	0.56%
ING VP International Equity Portfolio (Class I) [15][19]	0.85%	--	0.53%	1.38%	--	1.38%
ING VP International Value Portfolio (Class I) [16][17][18]	1.00%	--	0.45%	1.45%	--	1.45%
ING VP MagnaCap Portfolio (Class I) [16][17][18][20]	0.75%	--	0.39%	1.14%	--	1.14%
ING VP MidCap Opportunities Portfolio (Class I) [16][17][18]	0.75%	--	0.46%	1.21%	0.31%	0.90%

Fund Name	Management (Advisory) Fees	12b-1 Fee	Other Expenses	Total Annual Fund Operating Expenses	Fees and Expenses Waived or Reimbursed	Net Annual Fund Operating Expenses
ING VP Money Market Portfolio (Class I) [15]	0.25%	--	0.10%	0.35%	--	0.35%
ING VP Natural Resources Trust [21][22]	1.00%	--	0.61%	1.61%	--	1.61%
ING VP Real Estate Portfolio (Class I) [16][17][18]	0.80%	--	0.45%	1.25%	0.20%	1.05%
ING VP Small Company Portfolio (Class I) [15][19]	0.75%	--	0.10%	0.85%	--	0.85%
ING VP SmallCap Opportunities Portfolio (Class I) [16][17][18]	0.75%	--	0.32%	1.07%	--	1.07%
ING VP Strategic Allocation Balanced Portfolio (Class I) [15][19]	0.60%	--	0.14%	0.74%	--	0.74%
ING VP Strategic Allocation Growth Portfolio (Class I) [15][19]	0.60%	--	0.15%	0.75%	--	0.75%
ING VP Strategic Allocation Income Portfolio (Class I) [15][19]	0.60%	--	0.14%	0.74%	--	0.74%
ING VP Value Opportunity Portfolio (Class I) [15][19]	0.60%	--	0.10%	0.70%	--	0.70%
Janus Aspen Balanced Portfolio (Institutional Shares)	0.65%	--	0.02%	0.67%	--	0.67%
Janus Aspen Flexible Income Portfolio (Institutional Shares)	0.60%	--	0.04%	0.64%	--	0.64%
Janus Aspen Growth Portfolio (Institutional Shares)	0.65%	--	0.02%	0.67%	--	0.67%
Janus Aspen Mid Cap Growth Portfolio (Institutional Shares)	0.65%	--	0.02%	0.67%	--	0.67%
Janus Aspen Worldwide Growth Portfolio (Institutional Shares)	0.65%	--	0.06%	0.71%	--	0.71%
Lord Abbett Series Fund - Growth and Income Portfolio (Class VC)	0.50%	--	0.35%	0.85%	--	0.85%
Lord Abbett Series Fund - Mid-Cap Value Portfolio (Class VC)	0.75%	--	0.33%	1.08%	--	1.08%
Oppenheimer Global Securities Fund/VA	0.63%	--	0.04%	0.67%	--	0.67%
Oppenheimer Strategic Bond Fund/VA	0.72%	--	0.03%	0.75%	--	0.75%
PIMCO VIT - Real Return Portfolio [23]	0.25%	--	0.41%	0.66%	--	0.66%
Pioneer Equity Income VCT Portfolio (Class I)	0.65%	--	0.13%	0.78%	--	0.78%
Pioneer Fund VCT Portfolio (Class I)	0.65%	--	0.11%	0.76%	--	0.76%
Pioneer High Yield VCT Portfolio (Class I)	0.65%	--	0.24%	0.89%	--	0.89%
Pioneer Mid Cap Value VCT Portfolio (Class I)	0.65%	--	0.11%	0.76%	--	0.76%
Wanger Select	0.95%	--	0.20%	1.15%	--	1.15%
Wanger U.S. Smaller Companies	0.93%	--	0.06%	0.99%	--	0.99%

Footnotes to "Fund Expense Table"

(1) The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in this Fund Expense Table and the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fees and expenses shown above. See "Fees – Fund Expenses" for additional information.

(2) As a result of a reorganization of another fund into the Fund, which occurred on April 30, 2004, the Fund's Total Annual Operating Expenses have been restated to reflect current expenses.

(3) Expenses are based on the Portfolio's most recent fiscal year. Management fees include the Subadvisory fees paid by the Advisor (Calvert Asset Managements Company, Inc.) and the administrative fee paid by the portfolio to Calvert Administrative Services Company, an affiliate of the Advisor.

(4) The Fund's Class 2 distribution plan or "Rule 12b-1 plan" is described in the Fund's prospectus. While the maximum amount payable under the Fund's Class 2 Rule 12b-1 plan is 0.35% per year of the Fund's Class 2 average annual net assets, the Fund's Board of Trustees has set the current rate at 0.25% per year. The Fund's manager has agreed in advance to reduce its fee to reflect reduced services resulting from the Fund's investment in a Franklin Templeton money fund. This reduction is required by the Fund's Board of Trustees and an order of the Securities and Exchange Commission. The reduction for the Fund's last fiscal year end which is not reflected in the table above was 0.02%.

(5) Other Expenses shown in the above table include a Shareholder Services fee of 0.25%.

(6) The Administrator of the Fund has contractually agreed to waive all or a portion of its administrative services fees and/or reimburse administrative expenses for the American Century Small Cap Value, the Baron Small Cap Growth, and the Van Kampen Comstock Portfolios so that the Total Net Fund Annual Operating Expenses for these Portfolios shall not exceed 1.55%, 1.45%, and 1.13%, respectively, through April 30, 2005. Without this waiver, the Total Net Fund Annual Operating Expenses would be 1.65% for American Century Small Cap Value, 1.50% for Baron Small Cap Growth and 1.20% for Van Kampen Comstock.

(7) The table above shows the estimated operating expenses for Class S Shares of each Portfolio as a ratio of expenses to average daily net assets. These estimates, unless otherwise noted, are based on each Portfolio's actual operating expenses for its most recently completed fiscal year, as adjusted for contractual changes, if any. Other Expenses shown in the table above includes a Shareholder Service Fee of 0.25%.

(8) Through a "bundled fee" arrangement, Directed Services, Inc. (DSI), the Trust's manager, is paid a single fee for advisory, administrative, custodial, transfer agency, auditing and legal services necessary for the ordinary operation of the Portfolio. The Portfolios would bear any extraordinary expenses.

(9) DSI has voluntarily agreed to waive a portion of its management fee for certain Portfolios. Including these waivers, the Total Annual Fund Operating Expenses for the year ended December 31, 2003, would have been 0.90% for ING MFS Total Return Portfolio. This arrangement may be discontinued by DSI at any time.

(10) A portion of the brokerage commissions that the Portfolios pay is used to reduce each Portfolio's expenses. Including these reductions and the MFS voluntary management fee waiver the Total Annual Fund Operating Expenses for the year ended December 31, 2003 would have been 0.89% for ING MFS Total Return Portfolio and 0.93% for ING T. Rowe Price Equity Income Portfolio. This arrangement may be discontinued at any time.

(11) The table above shows the estimated operating expenses for Class I Shares of each Portfolio as a ratio of expenses to average daily net assets. These estimates, unless otherwise noted, are based on each Portfolio's actual operating expenses for its most recently completed fiscal year, as adjusted for contractual changes, if any.

(12) Through a "bundled fee" arrangement, Directed Services, Inc. (DSI), the Trust's manager, is paid a single fee for advisory, administrative, custodial, transfer agency, auditing and legal services necessary for the ordinary operation of the Portfolio. The Portfolios would bear any extraordinary expenses.

(13) Because the Portfolio is new, expenses, shown above, are estimated.

(14) Management/(Advisory) Fees have been restated to reflect a decrease from 0.90% to 0.85% effective May 1, 2004.

(15) The table above shows the estimated operating expenses for Class I shares of each Portfolio as a ratio of expenses to average daily net assets. These estimates are based on each Portfolio's actual operating expenses for its most recently completed fiscal year and fee waivers to which the Portfolio's investment adviser has agreed for each Portfolio.

(16) The above table shows the estimated operating expenses for Class I shares of the Portfolio as a ratio of expenses to average daily net assets. With the exception of ING VP Financial Services Portfolio and ING VP Real Estate Portfolio, these estimates are based on the each Portfolio's actual operating expenses for its most recently completed fiscal year, as adjusted for contractual changes, if any, and fee waivers to which the Portfolio's investment adviser has agreed for each Portfolio. For ING VP Financial Services Portfolio and ING VP Real Estate Portfolio, which had not commenced operations prior to December 31, 2003, the Portfolio's fiscal year end, expenses are based on estimated amounts for the current year.

(17) ING Funds Services, LLC receives an annual administration fee equal to 0.10% of average daily net assets which is included in Other Expenses in the above table. For ING VP Financial Services Portfolio and ING VP Real Estate Portfolio, which had not commenced operations prior to December 31, 2003, the Portfolio's fiscal year end, Other Expenses are based on estimated amounts for the current fiscal year. For all other Portfolios estimated Other Expenses are based on each Portfolio's actual Other Expenses for its most recently completed fiscal year.

(18) ING Investments, LLC, the investment adviser to each Portfolio, has entered into a written expense limitation agreement with each Portfolio under which it will limit expenses of the Portfolio, excluding interest, taxes, brokerage and

10

extraordinary expenses, subject to possible recoupment by the adviser within three years. For each Portfolio except ING VP MidCap Opportunities Portfolio, the expense limits will continue through at least December 31, 2004. The amount of each Portfolio's expenses waived, reimbursed or recouped during the last fiscal year by the adviser which is not reflected in the above table was 0.10% for ING VP Financial Services Portfolio; 0.45% for ING VP International Value Portfolio; 0.24% for ING VP MagnaCap Portfolio; and 0.17% for ING VP SmallCap Opportunities Portfolio. For ING VP MidCap Opportunities Portfolio, the expense limits will continue through at least December 31, 2005. For further information regarding the expense limitation agreements, see the Fund's prospectus.

(19) ING Investments, LLC, the investment adviser to each Portfolio, entered into written expense limitation agreements with each Portfolio under which it will limit expenses of the Portfolios, excluding interest, brokerage and extraordinary expenses, subject to possible recoupment by the adviser within three years. The amount of each Portfolio's expenses waived, reimbursed or recouped during the last fiscal year by the adviser was 0.23% for ING VP International Equity Portfolio; 0.04% for ING VP Strategic Allocation Balanced Portfolio and 0.09% for ING VP Strategic Allocation Income Portfolio. For each Portfolio, the expense limits will continue through at least December 31, 2004. For further information regarding the expense limitation agreements, see the Fund's prospectus.

(20) Other Expenses, Total Annual Fund Operating Expenses and Net Annual Fund Operating Expenses in the above table exclude a one-time merger fee of 0.05% incurred in connection with the merger of another investment company into ING VP MagnaCap Portfolio.

(21) The above table shows the estimated operating expenses of each Portfolio as a ratio of expenses to average daily net assets. These estimates are based on each Portfolio's actual operating expenses for its most recently completed fiscal year, as adjusted for contractual changes, if any, and fee waivers to which the Portfolio's investment adviser has agreed for each Portfolio. ING Funds Services, LLC receives an annual administration fee equal to 0.10% of average daily net assets which is included in Other Expenses in the above table. Estimated Other Expenses are based on each Portfolio's actual Other Expenses for its most recently completed fiscal year.

(22) ING Investments, LLC, the investment adviser to each Portfolio, has entered into a written expense limitation agreement with each Portfolio under which it will limit expenses of the Portfolio, excluding interest, taxes, brokerage and extraordinary expenses, subject to possible recoupment by the adviser within three years. For each Portfolio, the expense limits will continue through at least December 31, 2004. For further information regarding the expense limitation agreements, see the Fund's prospectus.

(23) Ratio of expenses to average net assets excluding interest expense is 0.65%. Interest expense is generally incurred as a result of investment management activities.

Hypothetical Examples

The following Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract holder transaction expenses, contract fees including an annual maintenance fee of $20 (converted to a percentage of assets equal to 0.022%), separate account annual expenses, and fund fees and expenses.

<u>**Example 1**</u>: The following Example assumes that you invest $10,000 in the contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the **maximum** fees and expenses of any of the funds as listed in the "Total Annual Fund Operating Expenses" column in the Fund Expense Table above. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(A) If you withdraw your entire account value at the end of the applicable time period*:

(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period**:

1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
$829	$1,506	$2,207	$3,478	$320	$978	$1,660	$3,478

<u>**Example 2**</u>: The following Example assumes that you invest $10,000 in the contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the **minimum** fees and expenses of any of the funds as listed in the "Total Annual Fund Operating Expenses" column in the Fund Expense Table above. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(A) If you withdraw your entire account value at the end of the applicable time period*:

(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period**:

1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
$699	$1,117	$1,561	$2,118	$183	$567	$976	$2,118

*   This example reflects deduction of an early withdrawal charge calculated using the schedule applicable to Installment Purchase Payment Accounts. The Installment Purchase Payment Accounts schedule is listed in "Fees." Under that schedule, if only one $10,000 payment was made as described above, fewer than 5 purchase payment periods would have been completed at the end of years 1, 3 and 5, and the 5% charge would apply. At the end of the tenth account year, the early withdrawal charge is waived regardless of the number of purchase payment periods completed, and no early withdrawal charge would apply.

**   This example does not apply if during the income phase a nonlifetime payment option is elected with variable payments is selected and a lump-sum withdrawal is requested within 3 years after payments start. In this case, the lump-sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge as shown in Example A.

CONDENSED FINANCIAL INFORMATION

Understanding Condensed Financial Information. In Appendix V, we provide condensed financial information about the Variable Annuity Account B (the separate account) subaccounts available under the contracts. The tables show the value of the subaccounts over the past 10 years. For subaccounts that were not available 10 years ago, we give a history from the date of first availability.

INVESTMENT OPTIONS

The contract offers variable investment options and fixed interest options. When we establish your account(s), the contract holder, or you if permitted by the plan, instructs us to direct account dollars to any of the available options.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account B (the separate account), a separate account of the Company. Earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

Fund Descriptions. We provide brief descriptions of the funds in Appendix IV. Please refer to the fund prospectuses for additional information. Fund prospectuses may be obtained, free of charge, from our Home Office at the address and telephone number listed in "Contract Overview - Questions" or by accessing the SEC's web site or by contacting the SEC Public Reference Room.

Fixed Interest Options. For descriptions of the fixed interest options, see Appendices I, II, and III and the Guaranteed Accumulation Account prospectus.

Selecting Investment Options
- **Choose options appropriate for you.** Your local representative can help you evaluate which subaccounts or fixed interest options may be appropriate for your financial goals.
- **Understand the risks associated with the options you choose.** Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have a value that rises and falls more rapidly and to a greater degree than other funds. For example: funds investing in foreign or international securities are subject to additional risks not associated with domestic investments, and their performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks.
- **Be informed.** Read this prospectus, the fund prospectus, fixed interest option appendices and the Guaranteed Accumulation Account prospectus.

Limits on Option Availability. Some subaccounts and fixed interest options may not be available through certain contracts and plans or in some states. We may add, withdraw or substitute investment options, subject to the conditions in the contract and regulatory requirements. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced.

Limits on Number of Options Selected. No more than 18 investment options may be selected for your account at any one time. Each subaccount, the Fixed Account, the Fixed Plus Account and each classification of the Guaranteed Accumulation Account selected counts as one option.

Limits Imposed by the Underlying Fund. Orders for the purchase of fund shares may be subject to acceptance by the fund. We reserve the right to reject, without prior notice, any allocation of a purchase payment to a subaccount if the subaccount's investment in the corresponding fund is not accepted by the fund for any reason.

Additional Risks of Investing in the Funds. *(Mixed and Shared Funding)*

"Mixed funding" occurs when shares of a fund, which the subaccounts buy for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

"Shared funding" occurs when shares of a fund, which the subaccounts buy for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts.

▷ Mixed – bought for annuities and life insurance
▷ Shared – bought by more than one company

Possible Conflicts of Interest. With respect to the funds, it is possible that a conflict of interest may arise due to mixed and shared funding, a change in law affecting the operations of variable annuity separate accounts, differences in the voting instructions of the contract holder and others maintaining a voting interest in the funds, or some other reason. Such a conflict could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each fund's board of directors or trustees will monitor events in order to identify any material irreconcilable conflicts which may arise and to determine what action, if any, should be taken to address such conflicts. With respect to the funds, in the event of a conflict, the Company will take any steps necessary to protect contract holders and annuitants maintaining a voting interest in the funds, including the withdrawal of Variable Annuity Account B from participation in the funds which are involved in the conflict.

TRANSFERS

Transfers Among Investment Options. During the accumulation phase (and under some contracts, during the income phase) the contract holder, or you if permitted by the plan, may transfer amounts among investment options. Transfers from fixed interest options are restricted as outlined in Appendices I, II and III. Transfers may be requested in writing, by telephone or, where available, electronically. Transfers must be made in accordance with the terms of the contract.

Value of Transferred Dollars. The value of amounts transferred into or out of the funds will be based on the subaccount unit values next determined after we receive your transfer request in good order at our Home Office, or if you are participating in the dollar cost averaging program, after your scheduled transfer. The contracts may restrict how many transfers, if any, are allowed among options during the income phase.

Telephone and Electronic Transfers: Security Measures. To prevent fraudulent use of telephone or electronic transactions (including, but not limited to, internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a personal identification number (PIN) to execute transactions. You are responsible for keeping your PIN and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from following telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

Limits on Frequent or Disruptive Transfers. The contracts are not designed to serve as vehicles for frequent transfers. Frequent transfer activity can adversely affect fund performance, disrupt fund management strategies and increase fund expenses through:

- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners and participants.

Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase or participate in the contracts.

We monitor transfer activity and reserve the right to take any necessary action if an individual's or organization's transfer activity:

- Exceeds our then-current monitoring standard for excessive trading;
- Is identified as problematic by an underlying fund;
- Is determined, in our sole discretion, to be not in the best interests of other contract owners or participants; or
- Is determined, in our sole discretion, to be disruptive due to the excessive dollar amounts involved.

Such actions may include, but are not limited to, the suspension of transfer privileges via facsimile, telephone, email and internet, and the limiting of transfer privileges to submission by mail. We will notify you in writing if we take any of these actions.

Our current definition of excessive trading is more than one purchase and sale of the same underlying fund within a 30-day period. We do not count transfers associated with scheduled dollar cost averaging or automatic rebalancing programs and transfers involving certain de minimis amounts when determining whether trading activity is excessive. We reserve the right to modify our general standard, or the standard as it may apply to a particular fund, in our sole discretion and without notice, based upon, among other factors, the best interest of contract holders, participants and fund investors, fund management considerations and state or federal regulatory developments.

We also reserve the right to restrict, in our sole discretion and without prior notice, transfers initiated by a market-timing organization or individual or other party authorized to give transfer instructions on behalf of multiple contract owners or participants. Such restrictions may include:

- Not accepting transfer instructions from an agent acting on behalf of more than one contract owner or participant; and
- Not accepting preauthorized transfer forms from market timers or other entities acting on behalf of more than one contract owner or participant at a time.

The Company does not allow waivers to our excessive trading policy. Our excessive trading policy may not be completely successful in preventing market timing or excessive trading activity.

Limits Imposed by the Funds. Orders for the purchase of fund shares may be subject to acceptance or rejection by the underlying fund. We reserve the right to reject, without prior notice, any allocation of a premium payment to a sub-account if the sub-account's investment in its corresponding fund is not accepted by the fund for any reason.

The Dollar Cost Averaging Program. If available under your plan, you may participate in our dollar cost averaging program. There is no additional charge for this service. Dollar cost averaging is a system for investing that buys fixed dollar amounts of an investment at regular intervals, regardless of price. Our program transfers, at regular intervals, a fixed dollar amount to one or more subaccounts that you select. Dollar cost averaging neither ensures a profit nor guarantees against loss in a declining market. You should consider your financial ability to continue purchases through periods of low price levels. For additional information about this program, contact your local representative or call the Company at the number listed in "Contract Overview – Questions."

CONTRACT PURCHASE AND PARTICIPATION

Contracts Available for Purchase. The contracts are designed for deferred compensation plans sponsored by an employer for its employees and/or independent contractors. The plans may be sponsored by:

(1)   Non-governmental tax-exempt organizations for deferrals that are subject to Tax Code Section 457 (457 Plans);
(2)   Tax-exempt organizations for deferrals not subject to Tax Code Section 457; or
(3)   Taxable organizations.

The types of plans described in (2) and (3) above are referred to as non-section 457 plans.

Use of an Annuity Contract in Your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of tax-favored deferred compensation arrangements (such as 457 plans or non-section 457 plans), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the arrangement itself. However, annuities do provide other features and benefits (such as the guaranteed death benefit under some contracts or the option of lifetime income phase options at established rates) which may be valuable to you. You should discuss your alternatives with your financial representative, taking into account the additional fees and expenses you may incur in an annuity.

Purchasing the Contract.

(1)   The contract holder submits the required forms and application to the Company.
(2)   We approve the forms and issue a contract to the contract holder.

Participating in the Contract. To participate in the contract, complete an enrollment form and submit it to us. If your enrollment is accepted, we establish an account for you under the contract. The contract holder must determine your eligibility to participate in its plan, we are not responsible for such determination.

Acceptance or Rejection. We must accept or reject an application or your enrollment materials within two business days of receipt. If the forms are incomplete, we may hold any forms and accompanying purchase payments for five business days, unless you consent to our holding them longer. Under limited circumstances, we may also agree, for a particular plan, to hold purchase payments for longer periods with the permission of the contract holder. If we agree to do this, we will deposit the purchase payments in the ING VP Money Market Portfolio subaccount until the forms are completed (or for a maximum of 105 days). If we reject the application or enrollment, we will return the forms and any purchase payments.

Methods of Purchase Payment. The following purchase payment methods are available:

Continuous payments over time into an installment purchase payment account. Payments to an installment purchase payment account must be at least $100 per month ($1,200 annually). No payment may be less than $25.

▷   Lump-sum transfer from a previous plan into a single purchase payment account, in accordance with our procedures in effect at the time of purchase.

If you participate in a 457(b) plan, the Tax Code places limits on how much of your compensation may be deferred annually. See "Taxation" for further information.

Allocation of Purchase Payments. The contract holder or you, if the contract holder permits, directs us to allocate initial contributions to the investment options available under the plan. Generally you will specify this information on your enrollment materials. After your enrollment, changes to allocations for future purchase payments or transfer of existing balances among investment options may be requested in writing and, where available, by telephone or electronically.

Allocations must be in whole percentages and there may be limitations on the number of investment options that can be selected at any one time. See "Investment Options" and "Transfers."

Transfer Credits. The Company provides a transfer credit in some cases on transferred assets, as defined by the Company, subject to certain conditions and state approvals. This benefit is provided on a nondiscriminatory basis. If a transfer credit is due under the contract, you will be provided with additional information specific to the contract.

Tax Code Restrictions. The Tax Code places some limitations on contributions to your account. See "Taxation."

Factors to Consider in the Purchase Decision. The decision to purchase or participate in the contract should be discussed with your financial representative, making sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face, and the fees and expenses you will incur. You should pay attention to the following issues, among others:

1. Long-Term Investment – This contract is a long-term investment, and is typically most useful as part of a personal retirement plan. Early withdrawals may be restricted by the Tax Code or your plan, or may expose you to early withdrawal charges or tax penalties. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not participate in this contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½ (or otherwise able to withdraw amounts from your plan).
2. Investment Risk – The value of investment options available under this contract may fluctuate with the markets and interest rates. You should not participate in this contract in order to invest in these options if you cannot risk getting back less money than you put in.
3. Features and Fees – The fees for this contract reflect costs associated with the features and benefits it provides. As you consider this contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features.
4. Exchanges – If this contract will be a replacement for another annuity contract or mutual fund option under the plan, you should compare the two options carefully, compare the costs associated with each, and identify additional benefits available under this contract. You should consider whether these additional benefits justify incurring a new schedule of early withdrawal charges or any increased charges that might apply under this contract. Also, be sure to talk to your financial professional or tax adviser to make sure that the exchange will be handled so that it is tax-free.

CONTRACT OWNERSHIP AND RIGHTS

Who Owns the Contract? The contract holder. This is the person or entity to whom we issue the contract.

Who Owns Money Accumulated under the Contract? All dollars accumulated under the contracts, including contributions attributable to deferred compensation, are part of your employer's general assets and subject to the claims of its general creditors. The plan exclusively governs what benefits are available to you and those benefits are provided from your employer's general assets.

What Rights Do I Have under the Contract? The contract holder, usually your employer, holds all rights under the contract. The contract holder's plan, which you participate in, may permit you to exercise some of those rights.

RIGHT TO CANCEL

When and How to Cancel. If the contract holder chooses to cancel a contract, we must receive the contract and a written notice of cancellation within 10 days (or a longer period if required by state law) after the contract holder's receipt of the contract.

Refunds to Contract Holders. We will produce a refund to the contract holder not later than seven days after we receive the contract and the written notice of cancellation at our Home Office. The refund will equal amounts contributed to the contract plus any earnings or less any losses attributable to the investment options in which amounts were invested. Any mortality and expense risk charges and administrative expense charges (if any) deducted during the period you held the contract will not be returned. We will not deduct an early withdrawal charge, nor apply a market value adjustment to any amounts you contributed to the Guaranteed Accumulation Account. In certain states, we are required to refund contributions. When a refund of contributions is not required, the investor bears any investment risk.

FEES

The following repeats and adds to information provided in the "Fee Table" section. Please review both this section and the Fee Table for information on fees.

I. Maximum Transaction Fees

Early Withdrawal Charge

Withdrawals of all or a portion of your account value may be subject to a charge. In the case of a partial withdrawal where you request a specified dollar amount, the amount withdrawn from your account will be the amount you specified plus adjustment for any applicable early withdrawal charge.

Purpose. This is a deferred sales charge. It reimburses us for some of the sales and administrative expenses associated with the contract. If our expenses are greater than the amount we collect for the early withdrawal charge, we may use any of our corporate assets, including potential profit that may arise from the mortality and expense risk charge, to make up any difference.

Amount. This charge is a percentage of the amount withdrawn. The percentage is determined by the early withdrawal charge schedule that applies to your account. It will never be more than 8.5% of your total purchase payments to your account.

Early Withdrawal Charge Schedules

Installment Purchase Payment Accounts		**Single Purchase Payment Accounts**	
Purchase Payment Periods Completed	**Early Withdrawal Charge**	**Account Years Completed**	**Early Withdrawal Charge**
Fewer than 5	5%	Fewer than 5	5%
5 or more but fewer than 7	4%	5 or more but fewer than 6	4%
7 or more but fewer than 9	3%	6 or more but fewer than 7	3%
9 or more but fewer than 10	2%	7 or more but fewer than 8	2%
10 or more	0%	8 or more but fewer than 9	1%
		9 or more	0%

Types of Fees

There are three types of fees your account may incur:

I. Maximum Transaction Fees

- Early Withdrawal Charge
- Annual Maintenance Fee

II. Maximum Fees Deducted from the Subaccounts

- Mortality and Expense Risk Charge
- Administrative Expense Charge

III. Fund Expenses

IV. Premium and Other Taxes

V. Charges for ING GET Fund

Terms to Understand in Schedules

- Account Year – a 12-month period measured from the date we establish your account, or measured from any anniversary of that date.
- Purchase Payment Period (for installment purchase payments) – the period of time it takes to complete the number of installment payments expected to be made to your account over a year. For example, if your payment frequency is monthly, a payment period is completed after 12 purchase payments are made. If only 11 purchase payments are made, the Payment period is not completed until the twelfth purchase payment is made. At any given time, the number of payment periods completed cannot exceed the number of account years completed, regardless of the number of payments made.

Waiver. The early withdrawal charge is waived for portions of a withdrawal that are:

▷ Used to provide payments to you during the income phase;

▷ Paid because of your death before income phase payments begin;

▷ Paid where your account value is $3,500 or less (or, if applicable, as otherwise allowed by the plan for lump-sum cashout without participant's consent) and no part of the account has been taken as a withdrawal or used to provide income phase payments within the prior 12 months;*

▷ Taken because of the election of a systematic distribution option (if available under your contract), See "Systematic Distribution Options";

▷ Taken when you are 59 $^{1/2}$ or older, have an installment purchase payment account and have completed at least nine purchase payment periods;

▷ Taken on or after the tenth anniversary of the effective date of the account;

▷ For 457 plans only, withdrawn due to a hardship resulting from an unforeseeable emergency as defined by the Tax Code, and regulations thereunder; or

▷ For contracts issued in connection with retirement programs for select management and highly compensated healthcare employees in plans formerly carried under certain hospital association endorsements, withdrawn due to your separation from service.

* (if the contract holder makes a full withdrawal from more than one of the accounts on your behalf, the value of those accounts will be added together to determine eligibility for the $3,500 exemption. This option is not available for contracts where we do not maintain participant accounts or for withdrawals of all accounts under one contract)

Reduction, Waiver or Elimination. In addition to the specific waivers described above, we may reduce, waive or eliminate the early withdrawal charge for a particular plan. Any such reduction will reflect the differences we expect in distribution costs or services meant to be defrayed by this charge. Factors we consider for a reduction include, but are not limited to, the following:

▷ The number of participants under the plan;

▷ The expected level of assets or cash flow under the plan;

▷ Our agent's involvement in sales activities;

▷ Our sales-related expenses;

▷ Distribution provisions under the plan;

▷ The plan's purchase of one or more other variable annuity contracts from us and the features of those contracts;

▷ The level of employer involvement in determining eligibility for distributions under the contract; and

▷ Our assessment of financial risk to the Company relating to withdrawals.

We will not reduce the early withdrawal charge in a manner that is unfairly discriminatory against any person.

We may also apply different early withdrawal charge provisions in contracts issued to certain employer groups or associations which have negotiated the contract terms on behalf of their employees. We will offer any resulting early withdrawal charge uniformly to all employees in the group.

Waiver of Early Withdrawal Charge (for those contracts that waive these charges upon separation from service). Although the Tax Code permits distributions upon a participant's severance from employment, the contracts do not provide for a waiver of early withdrawal charges unless the severance from employment would otherwise have qualified as a separation from service under prior IRS "same desk" guidance (prior to enactment of the Economic Growth and Tax Relief Reconciliation Act of 2001). Generally, a severance from employment due to a merger, liquidation, consolidation or other employer transaction does not qualify as a separation from service.

Maintenance Fee

Maximum Amount. $20.00 (This fee only applies to installment purchase payment accounts.)

When/How. For those plans that have a maintenance fee, each year during the accumulation phase we deduct this fee from your account value. We deduct it on your account anniversary and, in some cases, at the time of full withdrawal. It is deducted on a pro rata basis from your account value invested in the subaccounts and the fixed interest options.

Purpose. This fee helps defray the administrative expenses we incur in establishing and maintaining your account.

Reduction, Waiver or Elimination. When the plan meets certain criteria, we may reduce, waive or eliminate the maintenance fee. Factors we consider reflect differences in our level of administrative costs and services, such as:

▷   The size, type and nature of the group for which a contract is issued;
▷   The amount of contributions to the contract;
▷   The anticipated level of administrative expenses such as billing for payments, producing periodic reports, providing for the direct payment of account charges rather than having them deducted from account values, and any other factors pertaining to the level and expense of administrative services we will provide; and
▷   The number of eligible participants and the program's participation rate.

We will not unfairly discriminate against any person if we reduce or eliminate the maintenance fee. We will make any reduction or elimination of this fee according to our own rules in effect at the time an application for a contract is approved. We reserve the right to change these rules from time to time.

II. Maximum Fees Deducted from the Subaccounts

Mortality and Expense Risk Charge

Maximum Amount. 1.25% annually of your account value invested in the subaccount.

When/How. This fee is deducted daily from the subaccount. We do not deduct this from any fixed interest option. This fee is assessed during the accumulation phase and the income phase. See "The Income Phase – Fees Deducted."

Purpose. This fee compensates us for the mortality and expense risks we assume under the contracts.

▷   The mortality risks are those risks associated with our promise to make lifetime income phase payments based on annuity rates specified in the contracts and our funding of the death benefit and other payments we make to owners or beneficiaries of the accounts.
▷   The expense risk is the risk that the actual expenses we incur under the contracts will exceed the maximum costs that we can charge.

If the amount we deduct for this fee is not enough to cover our mortality costs and expenses under the contracts, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to make a profit from this fee.

Reduction. We may reduce the mortality and expense risk charge from the maximum when the plan meets certain criteria and we agree to the reduction with the contract holder in writing. Some contracts have a reduced mortality and expense risk charge only during the accumulation phase of the account which then increases during the income phase (but not beyond the maximum amount). Any reduction will reflect differences in expenses for administration based on such factors as:

▷ The plan design (for example, the plan may favor stability of invested assets and limit the conditions for withdrawals and available investment options, which in turn lowers administrative expenses);
▷ The size of the prospective group, projected annual number of eligible participants and the program's participation rate, or the number of participants estimated to choose the contract;
▷ The frequency, consistency and method of submitting payments;
▷ The method and extent of onsite services we provide and the contract holder's involvement in services such as enrollment and ongoing participant services;
▷ The contract holder's support and involvement in the communication, enrollment, participant education and other administrative services;
▷ The projected frequency of distributions;
▷ The type and level of other factors that affect the overall administrative expense; and
▷ Whether or not a transfer credit was selected by the plan sponsor.

We will determine any reduction of mortality and expense risk on a basis that is not unfairly discriminatory according to our rules in effect at the time a contract application is approved. We reserve the right to change these rules from time to time.

Administrative Expense Charge

Maximum Amount. 0.25% annually of your account value invested in the subaccount.

When/How. For all participants who became covered under a contract on or before November 5, 1984, we reserve the right to charge an administrative expense fee of up to 0.25% annually. This fee may be assessed during the accumulation phase and/or the income phase. If we are imposing this fee under the contract issued in connection with your plan when you enter the income phase, the fee will apply to you during the entire income phase.

The administrative expense charge is not imposed on all contracts:

▷ We do not currently impose this charge under any contracts issued in connection with retirement programs for select management and highly compensated healthcare employees in plans formerly carried under certain hospital association endorsements.
▷ For contracts not in the above category, beginning on April 4, 1997 we began to deduct this charge during the accumulation phase only for contracts effective before October 31, 1996 where the number of participants was less than 30 as of November 30, 1996 and the contract holder had chosen not to elect one of the Company's electronic standards for cash collection and application of participant contribution data. However, we do not impose the administrative expense charge for participants under those contracts who enrolled in a group contract or became covered under an individual contract before November 5, 1984.
▷ We do not currently deduct an administrative expense charge during the accumulation phase for any contracts other than those described above.
▷ We do not currently deduct an administrative expense charge during the income phase for any contracts.

Purpose. This fee helps defray our administrative expenses that cannot be covered by the mortality and expense risk charge described above. The fee is not intended to exceed the average expected cost of administering the contracts. We do not expect to make a profit from this fee.

III. Fund Expenses

Amount. Each fund determines its own advisory fee, service fees or 12b-1 fees (if applicable) and other expenses. Service fees and 12b-1 fees are generally deducted from fund assets in order to pay for the servicing or distribution of fund shares. If a fund has such fees, some or all of such fees may be remitted to the Company as compensation for distribution or shareholder services performed by the Company with respect to the use of the funds as investment options under the contracts. The Fund Expense Table in this prospectus identifies which funds have service fees or 12b-1 fees. In addition to any service fees or 12b-1 fees that the Company may receive from a fund or its affiliate, the Company also receives additional compensation from certain funds or their affiliates for administrative, recordkeeping or other services provided by the Company to the fund or the fund affiliates. Such additional payments do not increase, directly or indirectly, the fund's fees and expenses. As of December 31, 2003, the amount of such additional payments ranged up to 0.425% annually for affiliated funds, and 0.25% annually for unaffiliated funds, of the average net assets held in a fund by the Company. For a list of fund fees, see "Fee Table." For the AIM Funds, payments for administrative, recordkeeping or other services provided by the Company may be paid out of fund assets in an amount up to 0.25% annually. For a list of fund fees, see "Fee Table." The fees are described in more detail in each fund prospectus. The fees are described in more detail in each fund prospectus.

When/How. Fund fees are not deducted from your account. Fund advisory fees and expenses are reflected in the daily value of the fund shares, which will in turn affect the daily value of each subaccount.

Purpose. These amounts help to pay the funds' investment advisor and operating expenses.

IV. Premium and Other Taxes

Maximum Amount. Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon the jurisdiction.

When/How. We reserve the right to deduct a charge for premium taxes from your account value or from purchase payments to the account at any time, but not before there is a tax liability under state law. For example, we may deduct a charge for premium taxes at the time of a complete withdrawal or we may reflect the cost of premium taxes in our income phase payment rates when you commence income phase payments. We will not deduct a charge for any municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our annuity purchase rates.

In addition, the Company reserves the right to assess a charge for any federal taxes due against the separate account. See "Taxation."

V. Charges for ING GET Fund

Various series of ING GET Fund may be offered from time to time, and additional charges may apply if you elect to invest in one of these series. If a series is available, it will be described in a supplement to this prospectus at the time it is offered. The supplement will include fee table information about the option.

YOUR ACCOUNT VALUE

During the accumulation phase, your account value at any given time equals:

▷ Account dollars directed to the fixed interest options, including interest earnings to date; less
▷ Deductions if any, from the fixed interest options (e.g., withdrawals, fees); plus
▷ The current dollar value of amounts held in the subaccounts, which takes into account investment performance and fees deducted from the subaccounts.

Subaccount Accumulation Units. When a fund is selected as an investment option, your account dollars invest in "accumulation units" of the Variable Annuity Account B subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "Accumulation Unit Value," as described below, for each unit.

Accumulation Unit Value (AUV). The value of each accumulation unit in a subaccount is called the accumulation unit value or AUV. The value of accumulation units vary daily in relation to the underlying fund's investment performance. The value also reflects deductions for fund fees and expenses, the mortality and expense risk charge, and the administrative charge (if any). We discuss these deductions in more detail in "Fee Table" and "Fees."

Valuation. We determine the AUV every business day after the close of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time). At that time, we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

Current AUV = Prior AUV x Net Investment Factor

Net Investment Factor. The net investment factor for a subaccount between two consecutive valuations, equals the sum of 1.0000 plus the net investment rate.

Net Investment Rate. The net investment rate is computed according to a formula that is equivalent to the following:

▷ The net assets of the fund held by the subaccount as of the current valuation; minus
▷ The net assets of the fund held by the subaccount at the preceding valuation; plus or minus
▷ Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by
▷ The total value of the subaccount units at the preceding valuation; minus
▷ A daily deduction for the mortality and expense risk charge and the administrative expense charge, if any, and any other fees deducted from investments in the separate account (such as guarantee charges for the ING GET Fund). See "Fees."

The net investment rate may be either positive or negative.

Hypothetical Illustration. As a hypothetical illustration, assume that an investor contributes $5,000 to his account and directs us to invest $3,000 in Fund A and $2,000 in Fund B. After receiving the contribution and following the next close of business of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time), the applicable AUV's are $10 for Subaccount A, and $25 for Subaccount B. The investor's account is credited with 300 accumulation units of Subaccount A and 80 accumulation units of Subaccount B.



$5,000 contribution
Step 1
ING Life Insurance and Annuity Company
Step 2
Variable Annuity Account B
Subaccount A 300 accumulation units
Subaccount B 80 accumulation units
Etc.
Step 3
Fund A
Fund B

Step 1: An Investor contributes $5,000.

Step 2:

A. He directs us to invest $3,000 in Fund A. His dollars purchase 300 accumulation units of Subaccount A ($3,000 divided by the current $10 AUV).

B. He directs us to invest $2,000 in Fund B. His dollars purchase 80 accumulation units of Subaccount B ($2,000 divided by the current $25 AUV).

Step 3: The separate account then purchases shares of the applicable funds at the current market value (net asset value or NAV).

The fund's subsequent investment performance, expenses and charges, and the daily charges deducted from the subaccount, will cause the AUV to move up or down on a daily basis.

Purchase Payments to Your Account. If all or a portion of initial purchase payments are directed to the subaccounts, they will purchase subaccount accumulation units at the AUV next computed after our acceptance of the applicable application or enrollment forms. Subsequent purchase payments or transfers directed to the subaccounts that we receive by the close of business of the New York Stock Exchange (Exchange) will purchase subaccount accumulation units at the AUV computed after the close of the Exchange on that day (normally at 4:00 p.m. Eastern Time). The value of subaccounts may vary day to day.

WITHDRAWALS

Taxes, Fees and Deductions

Amounts withdrawn may be subject to one or more of the following:

- ▹ Early Withdrawal Charge. See "Fees – Early Withdrawal Charge"
- ▹ Maintenance Fee. See "Fees – Maintenance Fee"
- ▹ Market Value Adjustment. See "Appendix I"
- ▹ Tax Penalty. See "Taxation"
- ▹ Tax Withholding. See "Taxation"

To determine which may apply, refer to the appropriate sections of this prospectus, contact your local representative or call the Company at the number listed in "Contract Overview – Questions."

Making a Withdrawal. Subject to limitations on withdrawals from the Fixed Plus Account, the contract holder, or you if permitted by the plan, may withdraw all or a portion of your account value (on your behalf) at any time during the accumulation phase.

Steps for Making a Withdrawal. The contract holder, or you if permitted by the plan must:

- ▹ Select the Withdrawal Amount;
  - (1) Full Withdrawal: You will receive, reduced by any required withholding tax, your account value allocated to the subaccounts, the Guaranteed Accumulation Account (plus or minus any applicable market value adjustment) and the Fixed Account, minus any applicable early withdrawal charge, plus the amount available for withdrawal from the Fixed Plus Account.
  - (2) Partial Withdrawal (Percentage or Specified Dollar Amount): You will receive, reduced by any required withholding tax, the amount you specify, subject to the value available in your account. However, the amount actually withdrawn from your account will be adjusted by any applicable early withdrawal charge for amounts withdrawn from the subaccounts, the Guaranteed Accumulation Account or the Fixed Account, and any positive or negative market value adjustment for amounts withdrawn from the Guaranteed Accumulation Account. The amount available from the Fixed Plus Account may be limited.

  For a description of limitations on withdrawals from the Fixed Plus Account, see Appendix III.

- ▹ Select Investment Option (if this is not specified, we will withdraw dollars in the same proportion as the values you hold in the various investment options from each investment option in which you have an account value); and
- ▹ Properly complete a disbursement form and submit it to our Home Office.

Calculation of Your Withdrawal. We determine your account value every normal business day after the close of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time). We pay withdrawal amounts based on your account value either:

(1) as of the next valuation after we receive a request for withdrawal in good order at our Home Office, or
(2) on such later date as specified on the disbursement form.

SYSTEMATIC DISTRIBUTION OPTIONS

Availability of Systematic Distribution Options. These options may be exercised at any time during the accumulation phase of the contract. To exercise one of these options the account value must meet any minimum dollar amount and age criteria applicable to that option. To determine what Systematic Distribution Options are available, check with the contract holder or the Company.

The Systematic Distribution Options currently available under the contract include the following:

▷ **SWO – Systematic Withdrawal Option.** SWO is a series of automatic partial withdrawals from your account based on the payment method selected. It is designed for those who want a periodic income while retaining accumulation phase investment flexibility for amounts accumulated under the contract.

▷ **ECO – Estate Conservation Option.** ECO offers the same investment flexibility as SWO, but is designed for those who want to receive only the minimum distribution that the Tax Code requires each year.

Under ECO, we calculate the minimum distribution amount required by law, generally at age 70 1/2 , and pay you that amount once a year. ECO is available under 457 plans only.

▷ **Other Systematic Distribution Options.** We may add additional Systematic Distribution Options from time to time. You may obtain additional information relating to any of the Systematic Distribution Options from your local representative or from our Home Office.

Availability of Systematic Distribution Options. The Company may discontinue the availability of one or all of the Systematic Distribution Options at any time, and/or change the terms of future elections.

Terminating a Systematic Distribution Option. Once a Systematic Distribution Option is elected, the contract holder may revoke it at any time by submitting a written request to our Home Office. Any revocation will apply only to the amount not yet paid. Once an option is revoked for an account, it may not be elected again, until the next calendar year, nor may any other Systematic Distribution Option be elected.

Taxation. Taking a withdrawal through a Systematic Distribution Option or revocation of election of a Systematic Distribution Option may have tax consequences. If you are concerned about tax implications consult a tax adviser before one of these options is elected.

Features of a Systematic Distribution Option

If available under your contract, a Systematic Distribution Option allows you to receive regular payments from your account without moving into the income phase. By remaining in the accumulation phase, you retain certain rights and investment flexibility not available during the income phase. Because the account remains in the accumulation phase, all accumulation phase charges continue to apply.

DEATH BENEFIT

During the Income Phase.
This section provides information about the accumulation phase. For death benefit information applicable to the income phase, see "The Income Phase."

The contract provides a death benefit in the event of your death, which is payable to the contract holder (usually your employer). The contract holder may direct that we make any payments to the beneficiary you name under the plan (plan beneficiary).

During the Accumulation Phase

Payment Process.
1. Following your death, the contract holder (on behalf of your plan beneficiary) must provide the Company with proof of death acceptable to us and a payment request in good order.
2. The payment request should include selection of a benefit payment option.
3. Within seven days after we receive proof of death acceptable to us and payment request in good order at our Home Office, we will mail payment, unless otherwise requested.

Until proof of death and payment request in good order is received by us, account dollars will remain invested as at the time of your death, and no distribution will be made.

If you die during the accumulation phase of your account, the following payment options are available to your plan beneficiary, if allowed by your contract and the Tax Code:

▷ Lump-sum payment;
▷ Payment in accordance with any of the available income phase payment options (see "The Income Phase – Payment Options"); or
▷ If the plan beneficiary is your spouse, payment in accordance with an available Systematic Distribution Option. See "Systematic Distribution Options."

Unless the beneficiary elects otherwise, lump-sum payments will generally be made into an interest bearing account that is backed by our general account. This account can be accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time through the checkbook without penalty. Interest credited under this account may be less than under other settlement options.

The following options are also available under some contracts; however, the Tax Code limits how long the death benefit proceeds may be left in these options:

▷ Leaving your account value invested in the contract; or
▷ Under some contracts, leaving your account value on deposit in the Company's general account, and receiving monthly, quarterly, semi-annual or annual interest payments at the interest rate then being credited on such deposits. The beneficiary may withdraw the balance on deposit at any time or request to receive payment in accordance with any of the available income phase payment options. See "The Income Phase – Payment Options."

The Value of the Death Benefit. The death benefit will be based on your account value as calculated on the next valuation following the date on which we receive proof of death and a payment request in good order. In addition to this amount, some states require we pay interest on fixed interest options, calculated from date of death at a rate specified by state law. For amounts held in the Guaranteed Accumulation Account (GAA), any positive aggregate market value adjustment (the sum of all market value adjustments calculated due to a withdrawal) will be included in your account value. If a negative market value adjustment applies, it would be deducted only if the death benefit is withdrawn more than six months after your death. We describe the market value adjustment in Appendix I and in the GAA prospectus.

Tax Code Requirements. The Tax Code requires distribution of death benefit proceeds within a certain period of time. Failure to begin receiving death benefit payments within those time periods can result in tax penalties. Regardless of the method of payment, death benefit proceeds will generally be taxed to the beneficiary in the same manner as if you had received those payments. See "Taxation" for additional information.

THE INCOME PHASE

We may have used the following terms in prior prospectuses:

Annuity Phase – Income Phase
Annuity Option – Income Phase Payment Option
Annuity Payment – Income Phase Payment
Annuitization – Initiating Income Phase Payments

During the income phase you receive payments from your accumulated account value.

Initiating Income Phase Payments. At least 30 days prior to the date you want to start receiving payments, the contract holder or you, if permitted by the plan, must notify us in writing of the following:

➢ Start date;
➢ Income Phase Payment option (see the income phase payment options table in this section);
➢ Income Phase Payment frequency (i.e., monthly, quarterly, semi-annually or annually);
➢ Choice of fixed or variable payments;
➢ Selection of an assumed net investment rate (only if variable payments are elected); and
➢ Under some plans, certification from your employer and/or submission of the appropriate forms is also required.

The account will continue in the accumulation phase until the contract holder or you, as applicable, properly initiate income phase payments. Once an income phase payment option is selected, it may not be changed; however, certain options allow you to withdraw a lump sum.

What Affects Income Phase Payment Amounts? Some of the factors that may affect income phase payment amounts include: your age, your account value, the income phase payment option selected, number of guaranteed payments (if any) selected, and whether variable or fixed payments are selected.

Fixed Payments. Amounts funding fixed income phase payments will be held in the Company's general account. Fixed payment amounts do not vary over time.

Variable Payments. Amounts funding your variable income phase payments will be held in the subaccount(s) selected. The contracts may restrict the subaccounts available, the number of investment options to be selected and how many transfers, if any, are allowed among options during the income phase. For variable income phase payments, an assumed net investment rate must be selected.

Payments from the Fixed Plus Account. If a nonlifetime payment option is selected, payments from the Fixed Plus Account may only be made on a fixed basis.

Assumed Net Investment Rate. If you select income phase payments, an assumed net investment rate must also be selected. If you select a 5% rate, your first payment will be higher, but subsequent income phase payments will increase only if the investment performance of the subaccounts selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees.

If a 3 1/2 % rate is selected, your first income phase payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon the investment performance of the subaccounts selected. For more information about selecting an assumed net investment rate, request a copy of the Statement of Additional Information by calling us. See "Contract Overview – Questions."

Required Minimum Payment Amounts. The income phase payment option selected must meet the minimum stated in the contract:

▷   A first income phase payment of at least $20; or
▷   Total yearly income phase payments of at least $100.

If your account value is too low to meet these minimum payment amounts, the contract holder, on your behalf, must elect a lump-sum payment.

Fees Deducted. When you select an income payment phase option (one of the options listed in the tables immediately below), a mortality and expense risk charge, consisting of a daily deduction of 1.25% on an annual basis, will be deducted from amounts held in the subaccounts. This charge compensates us for mortality and expense risks we assume under variable income phase payout options and is applicable to all variable income phase payout options, including variable nonlifetime options under which we do not assume mortality risk. Although we expect to make a profit from this fee, we do not always do so.

We may also deduct a daily administrative charge from amounts held in the separate account. We currently charge this under some contracts and reserve the right to charge it under all others. The maximum amount is 0.25% on an annual basis of your account value invested in the subaccount. If we are currently imposing this fee under the contract issued in connection with your plan when you enter the income phase, the fee will apply throughout the entire income phase.

Death Benefit During the Income Phase. The death benefits that may be available to a beneficiary are outlined in the income phase payment option table below. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us in good order and the payment request in good order at our Home Office.

Unless the beneficiary elects otherwise, lump-sum payments will generally be made into an interest bearing account that is backed by our general account. This account can be accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time through the checkbook without penalty. Interest credited under this account may be less than under other settlement options.

Taxation. To avoid certain tax penalties, you and any beneficiary must meet the distribution rules imposed by the Tax Code. See "Taxation".

Income Phase Payment Options

The following tables list the income phase payment options and accompanying death benefits which may be available under the contracts. Some contracts restrict the options and the terms available. Check with your contract holder for details. We may offer additional income phase payment options under the contract from time to time.

Terms Used in the Tables:

Annuitant: The person(s) on whose life expectancy the income phase payments are calculated.

Beneficiary: The person designated to receive the death benefit payable under the contract.

Lifetime Income Phase Payment Options	
Life Income	**Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made should the annuitant die prior to the second payment's due date. **Death Benefit – None:** All payments end upon the annuitant's death.
Life Income– Guaranteed Payments*	**Length of Payments:** For as long as the annuitant lives, with payments guaranteed for a choice of 5-20 years or as otherwise specified in the contract. **Death Benefit – Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.
Life Income – Two Lives	**Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made should both annuitants die before the second payment's due date. **Continuing Payments:** **(a)** This option allows a choice of 100%, 66 2/3% or 50% of the payment to continue to the surviving annuitant after the first death; or **(b)** 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death. **Death Benefit – None:** All Payments end after the deaths of both annuitants.
Life Income – Two Lives – Guaranteed Payments*	**Length of Payments:** For as long as either annuitant lives, with payments guaranteed for a minimum of 120 months, or as otherwise specified in the contract. **Continuing Payments:** 100% of the payment to continue to the surviving annuitant after the first death. **Death Benefit – Payment to the Beneficiary:** If both annuitants die before the guaranteed payments have all been paid, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.
Life Income – Cash Refund Option (limited availability – fixed payment only)	**Length of Payments:** For as long as the annuitant lives. **Death Benefit – Payment to the Beneficiary:** Following the annuitant's death, we will pay a lump-sum payment equal to the amount originally applied to the income phase payment option (less any premium tax) and less the total amount of fixed income phase payments paid.
Life Income – Two Lives – Cash Refund Option (limited availability – fixed payment only)	**Length of Payments:** For as long as either annuitant lives. **Continuing Payment:** 100% of the payment to continue after the first death. **Death Benefit – Payment to the Beneficiary:** When both annuitants die, we will pay a lump-sum payment equal to the amount applied to the income phase payment option (less any premium tax) and less the total amount of fixed income phase payments paid.

Lifetime Income Phase Payment Options Continued:

Nonlifetime Income Phase Payment Options	
Nonlifetime – Guaranteed Payments*	**Length of Payments:** Payments generally may be fixed or variable and may be made for 3-30 years. However, for amounts held in the Fixed Plus Account during the accumulation phase, the payment must be on a fixed basis and must be for at least 5 years. In certain cases a lump-sum payment may be requested at any time (see below). **Death Benefit – Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments. We will not impose any early withdrawal charge.

Lump-sum Payment: If the Nonlifetime – Guaranteed Payments option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. A lump sum elected before three years of income phase payments have been completed will be treated as a withdrawal during the accumulation phase and we will charge any applicable early withdrawal charge. If the early withdrawal charge is based on completed purchase payment periods, each year that passes after income payments begin will be treated as a completed purchase payment period, even if no additional purchase payments are made. See "Fees – Early Withdrawal Charge." Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at our Home Office.

Calculation of Lump-sum Payments: If a lump-sum payment is available to a beneficiary or to you in the income phase payment options above, the rate we use to calculate the present value of the remaining guaranteed payments is the same rate we use to calculate the income phase payments (i.e., the actual fixed rate used for the fixed payments, or the 3 1/2 % or 5% assumed net investment rate for variable payments).

*Guaranteed period payments may not extend beyond the shorter of your life expectancy or until your age 95.

TAXATION

When consulting a tax adviser, be certain that he or she has expertise in the Tax Code sections applicable to your tax concerns.

I. Introduction

This section discusses our understanding of current federal income tax laws affecting the contract. You should keep the following in mind when reading it:

➢ Your tax position (or the tax position of the designated beneficiary, as applicable) determines federal taxation of amounts held or paid out under the contract.
➢ Tax laws change. It is possible that a change in the future could affect contracts issued in the past.
➢ This section addresses federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions.
➢ We do not make any guarantee about the tax treatment of the contract or transactions involving the contract.

We do not intend this information to be tax advice. For advice about the effect of federal income taxes or any other taxes on amounts held or paid out under the contract, consult a tax adviser. For more comprehensive information contact the Internal Revenue Service.

II. Your Retirement Plan

The tax rules applicable to retirement plans vary according to plan type, and terms and conditions of the plan. To understand what tax rules apply, you need to know the Tax Code section under which your plan is established. Contact your plan sponsor, local representative or the Company to learn which Tax Code section applies to your plan.

Plan Types. The contract is designed for use with deferred compensation plans that are subject to Tax Code section 457 or non-section 457 deferred compensation plans. Tax Code section 457 governs certain deferred compensation plans. These plans may be offered by state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and non-governmental tax exempt organizations. A 457 plan may be either a 457(b) (eligible) plan or a 457(f) (ineligible) plan. Either type of plan may permit participants to specify the form of investment for their deferred compensation account. A non-section 457 deferred compensation plan may be either a deferred compensation plan of a tax-exempt employer that is "grandfathered" and not subject to 457 rules, or a deferred compensation plan of a for-profit employer. The contract may also be used with Tax Code section 415(m) arrangements.

You will not generally pay taxes on any earnings from the annuity contract described in this prospectus until they are withdrawn (or otherwise made available to you or a designated beneficiary). Tax deferred arrangements under Tax Code section 457 and other types of deferred compensation arrangements also generally defer payment of taxes of earnings until they are withdrawn (or otherwise made available to you or a designated beneficiary). Compensation deferred under a 457(f) plan is includible in gross income in the first year when it is no longer subject to a "substantial risk of forfeiture" as defined by the Tax Code. (See "Taxation of Distributions" later in this "Taxation" section for a discussion of how distributions under the plans are taxed.) When an annuity contract is used to fund one of these tax-deferred retirement arrangements, you should know that the annuity contract does not provide any additional tax deferral of earnings beyond the tax deferral provided by the tax-deferred retirement arrangement.

However, annuities do provide other features and benefits which may be valuable to you. You should discuss your alternatives with your financial representative.

The Contract and Retirement Plans. We make this contract available to plans subject to Tax Code section 457 only if a non-governmental tax exempt employer sponsors the plan. Under such plans, as well as non-section 457 deferred compensation plans, all amounts of deferred compensation, all property and rights purchased with such amounts and all income attributable to such amounts, property and rights remains solely the property and rights of the employer and is subject to the claims of the employer's general creditors. Contract holders and contract participants are responsible for determining that contributions, distributions and other transactions satisfy applicable laws. Legal counsel and a tax adviser should be consulted regarding the suitability of the contract.

Because the plan is not part of the contract, we are not bound by any plan's terms or conditions.

III. Withdrawals and Other Distributions

Certain tax rules apply to distributions from the contract. A distribution is any amount taken from the contract including withdrawals, income payments, transfers and death benefit proceeds.

We report the taxable portion of all distributions to the IRS.

Taxation of Distributions

457(b) Plans. All amounts received under a 457(b) plan are includible in gross income when paid or otherwise made available to you or your designated beneficiary.

457(f) Plans. Compensation deferred under a 457(f) plan is includible in gross income in the first year when it is no longer subject to a "substantial risk of forfeiture" as defined by the Tax Code.

Non-Section 457 Deferred Compensation Plans. Compensation deferred under a non-section 457 deferred compensation plan is includible in gross income in the first year when paid or otherwise made available to you or your designated beneficiary.

Taxation of Death Benefit Proceeds

In general, payments received by your designated beneficiaries after your death are taxed in the same manner as if you had received those payments.

Withholding for Federal Income Tax Liability

Any taxable distributions under the contracts are generally subject to withholding. Federal income tax liability rates vary according to the type of distribution and the recipient's tax status.

Non-resident Aliens. If you or a designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status. Section 1441 does not apply to participants in 457(b) plans sponsored by tax-exempt, non-governmental employers or 457(f) plans.

IV. Required Minimum Distributions

To avoid certain tax penalties, you and any designated beneficiary must meet the required minimum distributions imposed by the Tax Code. These requirements only apply to 457(b) plans. These rules may dictate one or more of the following:

▷ Start date for distributions;
▷ The time period in which all amounts in your account(s) must be distributed; and/or
▷ Distribution amounts.

Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70 1/2 or retire, whichever occurs later.

Time Period. We must pay out distributions from the contract over one of the following time periods:

▷ Over your life or the joint lives of you and your designated beneficiary, or
▷ Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

50% Excise Tax. If you fail to receive the minimum required distribution for any tax year, a 50% excise tax is imposed on the required amount that was not distributed.

Minimum Distribution of Death Benefit Proceeds. The following only applies to 457(b) plans. Different distribution requirements apply if your death occurs:

▷ After you begin receiving minimum distributions under the contract, or
▷ Before you begin receiving such distributions.

If your death occurs after you begin receiving minimum distributions under the contract, distributions must be made at least as rapidly as under the method in effect at the time of your death. Tax Code section 401(a)(9) provides specific rules for calculating the minimum required distributions at your death.

Should you die before you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year in which the fifth anniversary of the date of your death falls. For example, if you die on September 1, 2004, your entire balance must be distributed to the designated beneficiary by December 31, 2009. However, if the distribution begins by December 31 of the calendar year following the calendar year of your death, then payments may be made in one of the following time-frames:

▷ Over the life of the designated beneficiary, or
▷ Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If the designated beneficiary is your spouse, the distribution must begin on or before the later of the following:

▷ December 31 of the calendar year following the calendar year of your death; or
▷ December 31 of the calendar year in which you would have attained age 70 1/2.

Contribution and Distribution Limits

Contributions to a 457(b) Plan Excluded from Gross Income. In order to be excludable from gross income for federal income tax purposes, total annual contributions made by you and your employer to a 457(b) plan cannot exceed, generally, the lesser of the dollar amount limit set forth below, or 100% of your includible compensation. Includible compensation means your compensation from the employer sponsoring the plan, including deferrals to the employer's Tax Code section 457, 401(k), 403(b) and 125 cafeteria plans, or any other amounts not includible in the participant's gross income as wages from the employer.

The annual dollar amount limits are as follows:

- $13,000 in 2004;
- $14,000 in 2005;
- $15,000 in 2006.

After 2006, the annual dollar limits will be subject to indexing.

Restrictions on Distributions

Under a 457(b) plan of a non-governmental tax exempt employer, amounts may not be made available to you earlier than (1) the calendar year you attain age $70^{1/2}$, (2) when you experience a severance from employment with your employer, or (3) when you are faced with an unforeseeable emergency. A one-time in-service distribution may also be permitted if the total amount payable to the participant does not exceed $5,000 and no amounts have been deferred by the participant during the 2-year period ending on the date of distribution.

457(f) Plan. A 457(f) plan is not subject to restrictions on contribution amounts, but must contain a "substantial risk of forfeiture" as defined by the Tax Code. Generally, substantial risk of forfeiture means that your right to receive deferred compensation is dependent upon your performance of future services to an employer or other entity.

Non-Section 457 Deferred Compensation Plans. Non-section 457 deferred compensation Plans are not subject to restrictions on contribution amounts. In order to avoid constructive receipt of contributions and earnings, these plans typically have distribution restrictions similar to those of non-governmental tax-exempt employer-sponsored 457(b) plans.

415(m) Arrangements

If you participate in the contract through a qualified governmental excess benefit arrangement, defined in Tax Code section 415(m), the amounts provided under the contract may be subject to the same requirements as those applied to Tax Code section 457(b) plans described above, except that the limits described in "Contribution and Distribution Limits" do not apply. If the Tax Code section 415(m) arrangement is not designed to meet the requirements of Tax Code section 457(b), then the amounts provided under the contract are taxed in accordance with Tax Code section 451 and are generally taxable when paid or made available to you.

Bona Fide Severance Pay Plans

If you participate in the contract through certain bona fide severance pay plans, described in Tax Code section 457(e)(11), amounts provided under the contract are not generally taxable until paid or made available to you. However, because these plans are not clearly defined in the Tax Code, it may be determined that your plan does not qualify as a bona fide severance pay plan. If the plan does not qualify, then amounts provided under the contract are taxable in the year in which they are deferred. Because of this lack of clarity, it is imperative that you consult your tax adviser for guidance regarding taxation.

V. Taxation of the Company

We are taxed as a life insurance company under the Tax Code. Variable Annuity Account B is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation may result in our being taxed on income or gains attributable to the separate account. In this case, we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your account value invested in the subaccounts.

OTHER TOPICS

The Company

ING Life Insurance and Annuity Company (the Company, we, us, our) issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits.

We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976 and an indirect wholly-owned subsidiary of ING Groep N.V., a global financial institution active in the fields of insurance, banking and asset management. Through a merger, our operations include the business of Aetna Variable Annuity Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to May 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company.

We are engaged in the business of issuing life insurance and annuities.

Our principal executive offices are located at:

> 151 Farmington Avenue
> Hartford, Connecticut 06156

Variable Annuity Account B

We established Variable Annuity Account B (the "separate account") under Connecticut Law in 1976 as a continuation of the separate account established in 1974 under Arkansas law of Aetna Variable Annuity Life Insurance Company. The separate account was established as a segregated asset account to fund variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940 (the "40 Act"). It also meets the definition of "separate account" under the federal securities laws.

The separate account is divided into "subaccounts." These subaccounts invest directly in shares of a corresponding fund.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of the Company. All obligations arising under the contracts are obligations of the Company.

Performance Reporting

We may advertise different types of historical performance for the subaccounts including:

▷ standardized average annual total returns; and
▷ non-standardized average annual total returns.

We may also advertise certain ratings, rankings or other information related to the Company, the subaccounts or the funds.

Standardized Average Annual Total Returns. We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the subaccount over the most recent month-end, one, five and 10-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate account or from the date the fund was first available under the separate account. As an alternative to providing the most recent month-end performance, we may provide a phone number, website or both where these returns may be obtained. We include all recurring charges during each period (e.g., mortality and expense risk charges, annual maintenance fees, administrative expense charges (if any), and any applicable early withdrawal charges).

Non-Standardized Average Annual Total Returns. We calculate non-standardized average annual total returns in a similar manner as that stated above, except we may include returns that do not reflect the deduction of any applicable early withdrawal charge. Some non-standardized returns may also exclude the effect of a maintenance fee. If we reflected these charges in the calculation, they would decrease the level of performance reflected by the calculation. Non-standardized returns may also include performance from the fund's inception date, if that date is earlier than the one we use for standardized returns.

Voting Rights

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. Under the contracts described in this prospectus, the contract holder, not the plan participant, has all voting rights. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes (including fractional votes) the contract holder is entitled to direct will be determined as of the record date set by any fund the contract holder invests in through the subaccounts.

▷ During the accumulation phase, the number of votes is equal to the portion of the account value invested in the fund, divided by the net asset value of one share of that fund.

▷ During the income phase, the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

Contract Distribution

The Company's subsidiary, ING Financial Advisers, LLC , serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at 151 Farmington Avenue, Hartford, Connecticut 06156.

The contracts are offered to the public by individuals who are registered representatives of ING Financial Advisers, LLC or other broker-dealers which have entered into a selling arrangement with ING Financial Advisers, LLC. We refer to ING Financial Advisers, LLC and the other broker-dealers selling the contracts as "distributors." All registered representatives selling the contracts must also be licensed as insurance agents for the Company.

Broker-dealers which have or may enter into selling agreements with ING Financial Advisers, LLC include the following broker-dealers which are affiliated with the Company:

Baring Investment Services, Inc.	ING DIRECT Securities, Inc.
Compulife Investor Services, Inc.	ING Financial Advisers, LLC
Directed Services, Inc.	ING Financial Partners, Inc.
Financial Network Investment Corporation	ING Funds Distributor, LLC
Granite Investment Services, Inc.	ING Furman Selz Financial Service LLC
Guaranty Brokerage Services, Inc.	ING TT&S (U.S.) Securities, Inc.
ING America Equities, Inc.	Multi-Financial Securities Corporation
ING Barings Corp.	PrimeVest Financial Services, Inc.
ING Direct Funds Limited	Systematized Benefits Administrators, Inc.

Commission Payments. Persons who offer and sell the contracts may be paid a commission. The maximum percentage amount that may be paid with respect to a given purchase payment is the first-year percentage which ranges from 1% to a maximum of 6% of the first year of payments to an account. Renewal commissions on payments made after the first year and asset-based service fees may also be paid. The average of all commissions and asset-based service fees paid is estimated to equal approximately 3% of the total payments made over the life of an average contract. Some sales personnel may receive various types of non-cash compensation as special sales incentives, including trips and educational and/or business seminars. Any such compensation will be paid in accordance with NASD rules. Supervisory and other management personnel of the Company may receive additional compensation if the overall amount of investments in the funds advised by the Company or its affiliates increases over time. The total compensation package for sales, supervisory and management personnel of affiliated or related broker-dealers may be positively impacted if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time.

We may pay wholesaling fees to certain distributors that may be calculated as a percentage of the commissions paid to distributors or of purchase payments received under the contracts. Sales management personnel may also receive compensation that may be calculated as a percentage of the commissions paid to distributors or of purchase payments received under the contracts. Distributors may also be reimbursed for certain expenses.

The names of the distributor and the registered representative responsible for your account are stated in your enrollment materials.

Third Party Compensation Arrangements. Occasionally:

▷ Commissions and fees may be paid to distributors affiliated or associated with the contract holder, you and/or other contract participants; and/or

▷ The Company may enter into agreements with entities associated with the contract holder, you and/or other participants. Through such agreements, we may pay the entities for certain services in connection with administering the contract.

In both these circumstances there may be an understanding that the distributor or entities would endorse us as a provider of the contract. You will be notified if you are purchasing a contract that is subject to these arrangements.

Contract Modification

We may change the contract as required by federal or state law. In addition, we may, upon 30 days' written notice to the contract holder, make other changes to group contracts that would apply only to individuals who become participants under that contract after the effective date of such changes. If the group contract holder does not agree to a change, we reserve the right to refuse to establish new accounts under the contract. Certain changes will require the approval of appropriate state or federal regulatory authorities.

Legal Matters and Proceedings

We are not aware of any pending legal proceedings which involve the separate account as a party.

We are, or may be in the future, a defendant in various legal proceedings in connection with the normal conduct of our insurance operations. Some of these cases may seek class action status and may include a demand for punitive damages as well as for compensatory damages. In the opinion of management, the ultimate resolution of any existing legal proceeding is not likely to have a material adverse effect on our ability to meet our obligations under the contract.

ING Financial Advisers, LLC, the principal underwriter and distributor of the contract (the "distributor"), is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Suits against the distributor sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. In a number of pending cases, claims have been made that a former registered representative of the distributor converted client funds to the representatives' personal use. ING Financial Advisers, LLC is not involved in any legal proceeding which, in the opinion of management, is likely to have material adverse effect on its ability to distribute the contract.

Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or values under the following circumstances:

(a)   on any valuation date when the New York Stock Exchange is closed (except customary weekend and holiday closings) when trading on the Exchange is restricted;

(b)   when an emergency exists as determined by the SEC so that disposal of the securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable for us fairly to determine the value of the subaccount's assets; or

(c)   during any other periods the SEC may, by order, permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Transfer of Ownership; Assignment

An assignment of a contract will only be binding on us if it is made in writing and sent to us at our Home Office. We will use reasonable procedures to confirm that the assignment is authentic, including verification of signature.

If we fail to follow our own procedures, we will be liable for any losses to you directly resulting from the failure. Otherwise, we are not responsible for the validity of any assignment. The rights of the contract holder and the interest of the annuitant and any beneficiary will be subject to the rights of any assignee we have on our records.

Intent to Confirm Quarterly

Under certain contracts, we will provide confirmation of scheduled transactions quarterly rather than immediately to the participant.

Trading-Industry Developments

As with many financial services companies, the Company and affiliates of the Company have received requests for information from various governmental and self-regulatory agencies in connection with investigations related to trading in investment company shares. In each case, full cooperation and responses are being provided. The Company is also reviewing its policies and procedures in this area.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. A list of the contents of the SAI is set forth below:

General Information and History
Variable Annuity Account B
Offering and Purchase of Contracts
 Income Phase Payments
Sales Material and Advertising
Independent Auditors
Financial Statements of the Separate Account
Financial Statements of ING Life Insurance and Annuity Company and Subsidiaries

You may request an SAI by calling the Company at the number listed in "Contract Overview – Questions."

APPENDIX I
GUARANTEED ACCUMULATION ACCOUNT

The Guaranteed Accumulation Account (GAA) is a fixed interest option that may be available during the accumulation phase under the contracts. This appendix is only a summary of certain facts about GAA. Please read the GAA prospectus before investing in this option.

In General. Amounts that you invest in GAA will earn a guaranteed interest rate if amounts are left in GAA for the specified period of time. If you withdraw or transfer those amounts before the specified period of time has elapsed, we may apply a "market value adjustment," which may be positive or negative.

When you decide to invest money in GAA, you will want to contact your representative or the Company to learn:
▷   The interest rate we will apply to the amounts that you invest in GAA. We change this rate periodically, so be certain you know what rate we guarantee on the day your account dollars are invested into GAA.
▷   The period of time your account dollars need to remain in GAA in order to earn that rate. You are required to leave your account dollars in GAA for a specified period of time (guaranteed term), in order to earn the guaranteed interest rate.

Deposit Periods. A deposit period is the time during which we offer a specific interest rate if you deposit dollars for a certain guaranteed term. For a particular interest rate and guaranteed term to apply to your account dollars, you must invest them during the deposit period during which that rate and term are offered.

Interest Rates. We guarantee different interest rates, depending upon when account dollars are invested in GAA. The interest rate we guarantee is an annual effective yield; that means that the rate reflects a full year's interest. We credit interest daily at a rate that will provide the guaranteed annual effective yield over one year. The guaranteed interest rate will never be less than the rate stated in the contract.

Fees and Other Deductions. If all or a portion of your account value in GAA is withdrawn, you may incur the following:
▷   Market Value Adjustment (MVA) – as described in this appendix and in the GAA prospectus;
▷   Tax Penalties and/or Tax withholding – see "Taxation";
▷   Early Withdrawal Charge – see "Fees"; or
▷   Maintenance Fee – see "Fees."

We do not make deductions from amounts in the GAA to cover mortality and expense risks. Rather, we consider these risks when determining the credited rate.

Market Value Adjustment (MVA). If you withdraw or transfer your account value from GAA before the guaranteed term is completed, an MVA may apply. The MVA reflects the change in the value of the investment due to changes in interest rates since the date of deposit. The MVA may be positive or negative.

▷   If interest rates at the time of withdrawal have increased since the date of deposit, the value of the investment decreases and the MVA will be negative. This could result in your receiving less than the amount you paid into GAA.
▷   If interest rates at the time of withdrawal have decreased since the date of deposit, the value of the investment increases and the MVA will be positive.

Guaranteed Terms. The guaranteed term is the period of time account dollars must be left in GAA in order to earn the guaranteed interest rate specified for that guaranteed term. We offer different guaranteed terms at different times. Check with your representative or the Company to learn the details about the guaranteed term(s) currently being offered.

In general we offer the following guaranteed terms:
▷ Short-term – three years or less; and
▷ Long-term – ten years or less, but greater than three years.

At the end of a guaranteed term, your contract holder or you if permitted may:
▷ Transfer dollars to a new guaranteed term;
▷ Transfer dollars to other available investment options; or
▷ Withdraw dollars.

Deductions may apply to withdrawals. See "Fees and Other Deductions" in this section.

Transfer of Account Dollars. Generally, account dollars invested in GAA may be transferred among guaranteed terms offered through GAA, and/or to other investment options offered through the contract. However, transfers may not be made during the deposit period in which your account dollars are invested in GAA or for 90 days after the close of that deposit period. We will apply an MVA to transfers made before the end of a guaranteed term.

Income Phase. GAA cannot be used as an investment option during the income phase. However, the contract holder (or you, if permitted) may notify us at least 30 days in advance to elect a variable payment option and to transfer your GAA account dollars to any of the subaccounts available during the income phase.

APPENDIX II
FIXED ACCOUNT

The Fixed Account is an investment option available during the accumulation phase under the contracts. Amounts allocated to the Fixed Account are held in the Company's general account which supports insurance and annuity obligations.

Additional information about this option may be found in the contract.

General Disclosure. Interests in the Fixed Account have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus about the Fixed Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Appendix regarding the Fixed Account has not been reviewed by the SEC.

Interest Rates. The Fixed Account guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. Among other factors, the safety of the interest rate guarantee depends upon the claims-paying ability of the Company. Amounts applied to the Fixed Account will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Account will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield.

Our determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Withdrawals. Under certain emergency conditions, we may defer payment of any withdrawal for a period of up to 6 months or as provided by federal law.

Additionally, if allowed by state law, we may pay withdrawals in equal payments with interest, over a period not to exceed 60 months when:
(a)   the Fixed Account withdrawal value for the contract or for the total of the accounts under the contract exceeds $250,000 on the day before withdrawal; and
(b)   the sum of the current Fixed Account withdrawal and total of all Fixed Account withdrawals from the contract or any account under the contract within the past 12 calendar months exceeds 20% of the amount in the Fixed Account on the day before current withdrawal.

The contract describes how we will determine the interest rate credited to amounts held in the Fixed Account during the payment period, including the minimum interest rate.

Charges. We do not make deductions from amounts in the Fixed Account to cover mortality and expense risks. We consider these risks when determining the credited rate. If you make a withdrawal from amounts in the Fixed Account, an early withdrawal charge may apply. See "Fees – Early Withdrawal Charge."

Transfers. During the accumulation phase, you may transfer account dollars from the Fixed Account to any other available investment option. We may vary the dollar amount that you are allowed to transfer, but it will never be less than 10% of your account value held in the Fixed Account. This 10% limit does not apply to amounts being transferred into the Fixed Plus Account (if available under the contract).

By notifying our Home Office at least 30 days before income phase payments begin, you may elect to have amounts transferred to one or more of the subaccounts available during the income phase to provide variable payments.

APPENDIX III
FIXED PLUS ACCOUNT

The Fixed Plus Account is an investment option available under some contracts. Amounts allocated to the Fixed Plus Account are held in the Company's general account which supports insurance and annuity obligations. We reserve the right to limit investment in or transfers to the Fixed Plus Account.

Additional information about this option may be found in the contract.

General Disclosure. Interests in the Fixed Plus Account have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus about the Fixed Plus Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Appendix regarding the Fixed Plus Account has not been reviewed by the SEC.

Interest Rates. The Fixed Plus Account guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. Among other factors, the safety of the interest rate guarantee depends upon the claims-paying ability of the Company. For some contracts we credit amounts held in the Fixed Plus Account with a rate 0.25% higher than the then-declared rate beginning in the tenth year after your account was established. Amounts applied to the Fixed Plus Account will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Plus Account will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield. We do not make deductions from amounts in the Fixed Plus Account to cover mortality and expense risks. We consider these risks in determining the credited rate.

Our determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Request for Partial Withdrawal. Partial withdrawals are limited to 20% of the amount held in the Fixed Plus Account on the day we receive a request in good order at our Home Office. The 20% limit is reduced by any Fixed Plus withdrawals, transfers or income phase payments made in the last 12 months. In calculating the 20% limit, we reserve the right to include payments made through a Systematic Distribution Option, if available under your contract.

The 20% limit is waived if a partial withdrawal is taken proportionally from each investment option in which the account invests and is due to one or more of the following:

▷   Election of any income phase payment option with fixed payments or a lifetime payment option with variable payments; and/or
▷   Due to your death (the withdrawal must occur within six months after death and can only be exercised once).

Request for Full Withdrawal. If the contract holder or you, if allowed by the plan, request a full withdrawal of your account value, we will pay any amounts held in the Fixed Plus Account, with interest, in five annual payments equal to:

▷ One-fifth of the Fixed Plus Account value on the day we receive the request, reduced by any Fixed Plus Account withdrawals, transfers or income phase payments made during the past 12 months
▷ One-fourth of the remaining Fixed Plus Account value 12 months later
▷ One-third of the remaining Fixed Plus Account value 12 months later
▷ One-half of the remaining Fixed Plus Account value 12 months later, and
▷ The balance of the Fixed Plus Account value 12 months later

A full withdrawal may be canceled at any time before the end of the five-payment period.

Once we receive a request for full withdrawal, no further withdrawals or transfers will be permitted from Fixed Plus Account.

We will waive the above full withdrawal five-payment period if full withdrawal is made due to any of the following:
▷ Your death before income phase payments have begun (request must be received within 6 months after date of death); or
▷ Election of any income phase payment option with fixed payments or a lifetime payment option with variable payments; or
▷ Your account value in the Fixed Plus Account is $3,500 or less and no withdrawals, transfers or income phase payments have been made from your account within the past 12 months.

Charges. We do not make deductions from amounts in the Fixed Plus Account to cover mortality and expense risks. We consider these risks when determining the credited rate.

Transfers. Transfers are limited to 20% of the amount held in the Fixed Plus Account on the day a request in good order is received at our Home Office. The 20% is reduced by any Fixed Plus Account withdrawals, transfers or income phase payments made in the past 12 months. We reserve the right to include payments made through a Systematic Distribution Option, if available under your contract, in calculating the 20% limit. The 20% limit will be waived if your account value in the Fixed Plus Account is $1,000 or less.

Income Phase. Amounts accumulating under the Fixed Plus Account can be transferred to the subaccounts to fund variable lifetime income options during the income phase. However, Fixed Plus Account values may not be used to fund nonlifetime income options with variable payments.

Systematic Withdrawal Option (SWO). If available under your contract, SWO described in "Systematic Distribution Options," may not be elected if you have requested a Fixed Plus Account transfer or withdrawal within the past 12 months.

APPENDIX IV
FUND DESCRIPTIONS

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Please refer to the fund prospectuses for additional information. Fund prospectuses may be obtained free of charge, from our Home Office at the address and telephone number listed in "Contract Overview – Questions," by accessing the SEC's web site or by contacting the SEC Public Reference Room.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
AIM Variable Insurance Funds – AIM V.I. Capital Appreciation Fund (Series I shares)	A I M Advisors, Inc.	Seeks growth of capital. Seeks to meet its objective by investing principally in common stocks of companies the portfolio managers believe are likely to benefit from new or innovative products, services or processes as well as those that have experienced above-average, long-term growth in earnings and have excellent prospects for future growth.
AIM Variable Insurance Funds – AIM V.I. Core Equity Fund (Series I shares)	A I M Advisors, Inc.	Seeks growth of capital. Seeks to meet its objective by investing, normally, at least 80% of net assets in equity securities, including convertible securities, of established companies that have long-term above-average growth in earnings, and growth companies that the portfolio managers believe have the potential for above-average growth in earnings.
AIM Variable Insurance Funds – AIM V.I. Growth Fund (Series I shares)	A I M Advisors, Inc.	Seeks growth of capital. Seeks to meet its investment objective by investing principally in seasoned and better capitalized companies considered to have strong earnings momentum.
AIM Variable Insurance Funds – AIM V.I. Premier Equity Fund (Series I shares)	A I M Advisors, Inc.	Seeks to achieve long-term growth of capital with a secondary objective of income. Seeks to meet its objectives by investing, normally, at least 80% of net assets in equity securities, including convertible securities.
Calvert Variable Series, Inc. – Calvert Social Balanced Portfolio	Calvert Asset Management Company, Inc. Subadviser: Brown Capital Management, Inc. and SsgA Funds Management, Inc.	Seeks to achieve a competitive total return through an actively managed *nondiversified* portfolio of stocks, bonds and money market instruments which offer income and capital growth opportunity and which satisfy the investment and social criteria for the Portfolio. Typically invests about 60% of its assets in stocks and 40% in bonds or other fixed-income investments. Stock investments are primarily common stock in large-cap companies, while the fixed-income investments are primarily a wide variety of investment grade bonds.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
Fidelity® Variable Insurance Products – Fidelity® VIP Contrafund® Portfolio (Initial Class)	Fidelity Management & Research Company Subadvisers: Fidelity Management & Research (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity Investments Japan Limited; FMR Co., Inc.	Seeks long-term capital appreciation. Normally invests primarily in common stocks of companies whose value the Portfolio's investment adviser believes is not fully recognized by the public.
Fidelity® Variable Insurance Products – Fidelity® VIP Equity-Income Portfolio (Initial Class)	Fidelity Management & Research Company Subadviser: FMR Co., Inc.	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500SM Index. Normally invests at least 80% of total assets in income-producing equity securities (which tends to lead to investments in large cap "value" stocks).
Fidelity® Variable Insurance Products – Fidelity® VIP Growth Portfolio (Initial Class)	Fidelity Management & Research Company Subadviser: FMR Co., Inc.	Seeks to achieve capital appreciation. Normally invests primarily in common stocks of companies the investment adviser believes have above-average growth potential (often called "growth" stocks).
Fidelity® Variable Insurance Products – Fidelity® VIP Overseas Portfolio (Initial Class)	Fidelity Management & Research Company Subadvisers: Fidelity Management & Research (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity International Investment Advisors (U.K.) Limited; Fidelity Investments Japan Limited; FMR Co., Inc.	Seeks long-term growth of capital. Normally invests at least 80% of assets in non-U.S. securities, primarily in common stocks.
Franklin Templeton Variable Insurance Products Trust – Franklin Small Cap Value Securities Fund (Class 2 Shares)	Franklin Advisory Services, LLC	A *nondiversified* fund that seeks long-term total return. Normally invest at least 80% of net assets in investments of small capitalization companies that have market capitalization values not exceeding $2.5 billion, at the time of purchase. Invests in small companies that the fund's manager believes are undervalued.
ING Partners, Inc. – ING Aeltus Enhanced Index Portfolio (formerly ING DSI Enhanced Index Portfolio) (Service Class)	ING Life Insurance and Annuity Company Subadviser: Aeltus Investment Management, Inc.	Seeks to outperform the total return of the Standard & Poor's Composite Index (S&P 500), while maintaining a market level of risk. Invests at least 80% of assets in stocks included in the S&P 500.
ING Partners, Inc. – ING Alger Aggressive Growth Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser: Fred Alger Management, Inc.	Seeks long-term capital appreciation. Invests primarily (at least 65% of total assets) in the equity securities of companies having a market capitalization within the range of companies in the Russell MidCap Growth Index or the S&P Mid Cap 400 Index.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING Partners, Inc. – ING Alger Growth Portfolio **(Service Class)**	ING Life Insurance and Annuity Company Subadviser: Fred Alger Management, Inc.	Seeks long-term capital appreciation. Invests primarily (at least 65% of total assets) in the equity securities of large companies having a market capitalization of $10 billion or greater.
ING Partners, Inc. – ING American Century Small Cap Value Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser: American Century Investment Management, Inc.	Seeks long-term growth of capital; income is a secondary objective. Invests primarily (at least 80% of net assets under normal circumstances) in U.S. equity securities of small cap companies. The Portfolio's subadviser considers small cap companies to include those with a market capitalization no larger than that of the largest company in the S&P Small Cap 600 Index or the Russell 2000 Index.
ING Partners, Inc. – ING Baron Small Cap Growth Portfolio Service Class)	ING Life Insurance and Annuity Company Subadviser: BAMCO, Inc.	Seeks capital appreciation. Invests primarily (at least 80% of total assets under normal circumstances) in securities of smaller companies with market values under $2.5 billion as measured at the time of purchase.
ING Partners, Inc. – ING Goldman Sachs® Capital Growth Portfolio* **(Service Class)** * Goldman Sachs® is a registered service mark of Goldman, Sachs & Co., and it is used by agreement with Goldman, Sachs & Co.	ING Life Insurance and Annuity Company Subadviser: Goldman Sachs Asset Management, L.P.	Seeks long-term growth of capital. Invests, under normal circumstances, at least 90% of total assets in equity investments.
ING Partners, Inc. – ING JPMorgan Fleming International Portfolio **(Initial Class)**	ING Life Insurance and Annuity Company Subadviser: J.P. Morgan Fleming Asset Management (London) Ltd.	Seeks long-term growth of capital. Invests primarily (at least 65% of total assets) in the equity securities of foreign companies that the subadviser believes have high growth potential. Will normally invest in a number of issuers in several countries other than the U.S. and will invest in securities in both developed and developing markets.
ING Partners, Inc. – ING JPMorgan Mid Cap Value Portfolio **(Service Class)**	ING Life Insurance and Annuity Company Subadviser: J.P. Morgan Investment Management Inc.	Seeks growth from capital appreciation. A *nondiversified* Portfolio that invests primarily (at least 80% of net assets under normal circumstances) in a broad portfolio of common stocks of companies with market capitalizations of $1 billion to $20 billion at the time of purchase that the subadviser believes to be undervalued.
ING Investors Trust - ING Julius Baer Foreign Portfolio) **(Service Class)**	Directed Services, Inc. Subadviser: Julius Baer Investment Management, Inc.	Seeks long-term growth of capital. Under normal conditions, invests in a wide variety of international equity securities issued through the world, normally excluding the United States. Normally invests at least 80% of its assets in equity securities tied economically to countries outside the United States.
ING Partners, Inc. – ING MFS Capital Opportunities Portfolio **(Initial Class)**	ING Life Insurance and Annuity Company Subadviser: Massachusetts Financial Services Company	Seeks capital appreciation. Invests primarily (at least 65% of net assets) in common stocks and related securities, such as preferred stocks, convertible securities and depositary receipts.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING Partners, Inc. – ING MFS Global Growth Portfolio **(Service Class)**	ING Life Insurance and Annuity Company Subadviser: Massachusetts Financial Services Company	Seeks capital appreciation. Invests primarily (at least 65% of net assets under normal circumstances) in common stocks and related equity securities such as preferred stock, convertible securities and depositary receipts. Invests in securities of companies worldwide growing at rates expected to be well above the growth rate of the overall U.S. economy.
ING Investors Trust - ING MFS Total Return Portfolio **(Service Class)**	Directed Services, Inc. Subadviser: Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. Secondarily seeks reasonable opportunity for growth of capital and income. Invests in a combination of equity and fixed income securities.
ING Partners, Inc. – ING OpCap Balanced Value Portfolio **(Service Class)**	ING Life Insurance and Annuity Company Subadviser: OpCap Advisors LLC	Seeks capital growth, and secondarily, investment income. Under normal market conditions, invests at least 25% of total assets in equity securities, including common stocks and preferred stocks and expects to have between 50% to 75% of total assets invested in equities. Also invests at least 25% of total assets in fixed-income senior securities including bonds, debentures, notes, participation interests in loans, convertible securities and U.S. Government securities.
ING Partners, Inc. – ING PIMCO Total Return Portfolio **(Service Class)**	ING Life Insurance and Annuity Company Subadviser: Pacific Investment Management Company LLC	Seeks maximum total return, consistent with capital preservation and prudent investment management. Invests under normal circumstances at least 65% of net assets plus borrowings for investment purposes in a diversified portfolio of fixed income instruments of varying maturities. Invests primarily in investment grade debt securities, but may invest up to 10% of its assets in high yield securities ("junk bonds") rated B or higher by Moody's or S&P, or, if unrated, determined by the subadviser to be of comparable quality.
ING Partners, Inc. – ING Salomon Brothers Aggressive Growth Portfolio **(Initial Class)**	ING Life Insurance and Annuity Company Subadviser: Salomon Brothers Asset Management Inc	Seeks long-term growth of capital. Invests primarily (at least 80% of net assets under normal circumstances) in common stocks and related securities, such as preferred stock, convertible securities and depositary receipts, of emerging growth companies.
ING Partners, Inc. – ING Salomon Brothers Fundamental Value Portfolio **(Service Class)**	ING Life Insurance and Annuity Company Subadviser: Salomon Brothers Asset Management Inc	Seeks capital appreciation. A *nondiversified* Portfolio that invests primarily in common stocks and common stock equivalents, such as preferred stocks and securities convertible in common stocks, of companies the subadviser believes are undervalued in the marketplace. May invest in investment grade fixed-income securities and may invest up to 20% of net assets in non-convertible debt securities rated below investment grade or, if unrated, are of equivalent quality as determined by the subadviser. May also invest up to 20% of assets in securities of foreign issuers.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING Partners, Inc. – ING Salomon Brothers Investors Value Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser: Salomon Brothers Asset Management Inc	Seeks long-term growth of capital, and secondarily, current income. Invests primarily in common stocks of established U.S. companies. To a lesser degree, invests in income producing securities such as debt securities. May also invest in other equity securities, including up to 20% of its assets in securities of foreign issuers.
ING Investors Trust - ING Stock Index Portfolio (Institutional Shares)	Directed Services, Inc. Subviser: Aeltus Investment Management, Inc. (ING Aeltus)	Seeks total return. Normally invests at least 80% of its assets in equity securities of companies included in the S&P's 500 Composite Stock Price Index (the "S&P Index") or equity securities of companies that are representative of the S&P Index (including derivatives).
ING Investors Trust - ING T. Rowe Price Equity Income Portfolio (Service Shares)	Directed Services, Inc. Subadviser: T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital. Normally invests at least 80% of its assets in common stocks, with 65% in the common stocks of well-established companies paying above-average dividends. May also invest in convertible securities, warrants and preferred stocks, foreign securities, debt securities including high-yield debt securities and future and options.
ING Partners, Inc. – ING T. Rowe Price Growth Equity Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser: T. Rowe Price Associates, Inc.	Seeks long-term capital growth, and secondarily, increasing dividend income. Invests primarily (at least 80% of net assets under normal circumstances) in common stocks. Concentrates its investments in growth companies. Investments in foreign securities are limited to 30% of total assets.
ING Partners, Inc. – ING UBS U.S. Allocation Portfolio (formerly ING UBS Tactical Asset Allocation Portfolio) (Service Class)	ING Life Insurance and Annuity Company Subadviser: UBS Global Asset Management (US) Inc.	Seeks total return, consisting of long-term capital appreciation and current income. Invests, under normal circumstances, at least 80% of net assets (plus borrowings for investment purposes, if any) in U.S. securities. Allocates assets among the major domestic asset classes (U.S. fixed income and U.S. equities) based upon the subadviser's assessment of prevailing market conditions in the U.S. and abroad.
ING Partners, Inc. – ING UBS U.S. Large Cap Equity Portfolio (formerly ING MFS Research Equity Portfolio) (Initial Class)	ING Life Insurance and Annuity Company Subadviser: UBS Global Asset Management (Americas) Inc.	Seeks long-term growth of capital and future income. Under normal circumstances, invests at least 80% of net assets (plus borrowings for investment purposes, if any) in U.S. equity securities. Investments in equity securities may include dividend-paying securities, common stock and preferred stock.
ING Partners, Inc. – ING Van Kampen Comstock Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser: Van Kampen	Seeks capital growth and income. Invests in a portfolio of equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING VP Balanced Portfolio, Inc. (Class I Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks to maximize investment return, consistent with reasonable safety of principal, by investing in a diversified portfolio of one or more of the following asset classes: stocks, bonds and cash equivalents, based on the judgment of the Portfolio's management, of which of those sectors or mix thereof offers the best investment prospects. Typically maintains approximately 60% of total assets in equities and approximately 40% of total assets in debt (including money market instruments). The Portfolio may invest up to 15% of total assets in high-yield instruments.
ING VP Bond Portfolio (Class I Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks to maximize total return as is consistent with reasonable risk, through investment in a diversified portfolio consisting of investment-grade corporate bonds, and debt securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities. Under normal market conditions, invests at least 80% of assets in high-grade corporate bonds, mortgage-related and other asset-backed securities, and securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities. May also invest up to 15% of total assets in high-yield instruments and up to 25% of total assets in foreign debt securities.
ING Variable Products Trust – ING VP Financial Services Portfolio (Class I Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks long-term capital appreciation. Invests, under normal market conditions, at least 80% of assets in equity securities and equity equivalent securities of companies principally engaged in the financial services industry. As a general matter, the Portfolio expects these investments to be in common stocks of large-, mid- and small-sized companies. May invest remaining 20% of assets in equity or debt securities of financial services companies or companies that are not financial services companies, and in money market instruments.
ING Variable Portfolios, Inc. – ING VP Global Science and Technology Portfolio (formerly ING VP Technology Portfolio) (Class I Shares)	ING Investments, LLC Subadviser: BlackRock Advisors, Inc.	Seeks long-term capital appreciation. Normally invests at least 80% of net assets in equity securities issued by science and technology companies in all market capitalization ranges. Will invest primarily in equity securities of U.S. and non-U.S. companies selected for their rapid and sustainable growth potential from the development, advancement and use of science and/or technology. May invest up to 25% of its net assets in stocks of issuers in emerging market countries.
ING Variable Funds – ING VP Growth and Income Portfolio (Class I Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stock. Under normal market conditions, invests at least 65% of total assets in common stocks that the subadviser believes have significant potential for capital appreciation or income growth or both.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING Variable Portfolios, Inc. – ING VP Growth Portfolio **(Class I Shares)**	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks growth of capital through investment in a diversified portfolio consisting primarily of common stocks and securities convertible into common stocks believed to offer growth potential. Under normal market conditions, invests at least 65% of total assets in common stocks and securities convertible into common stock.
ING Variable Portfolios, Inc. – ING VP Index Plus LargeCap Portfolio **(Class I Shares)**	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks to outperform the total return performance of the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index), while maintaining a market level of risk. Invests at least 80% of assets in stocks included in the S&P 500 Index. The subadviser's objective is to overweight those stocks in the S&P 500 Index that it believes will outperform the index and underweight or avoid those stocks that it believes will underperform the index.
ING Variable Portfolios, Inc. – ING VP Index Plus MidCap Portfolio **(Class I Shares)**	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks to outperform the total return performance of the Standard & Poor's MidCap 400 Index (S&P MidCap 400 Index), while maintaining a market level of risk. Invests at least 80% of assets in stocks included in the S&P MidCap 400 Index. The subadviser's objective is to overweight those stocks in the S&P MidCap 400 Index that it believes will outperform the index and underweight or avoid those stocks that it believes will underperform the index.
ING Variable Portfolios, Inc. – ING VP Index Plus SmallCap Portfolio **(Class I Shares)**	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index (S&P 600 Index), while maintaining a market level of risk. Invests at least 80% of assets in stocks included in the S&P 600 Index. The subadviser's objective is to overweight those stocks in the S&P 600 Index that it believes will outperform the index and underweight or avoid those stocks that it believes will underperform the index.
ING Variable Portfolios, Inc. – ING VP International Equity Portfolio **(Class I Shares)**	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks long-term capital growth primarily through investment in a diversified portfolio of common stocks principally traded in countries outside of the United States. The Portfolio will not target any given level of current income. Under normal market conditions, invests at least 80% of assets in equity securities. At least 65% of assets will normally be invested in securities principally traded in three or more countries outside of the U.S. These securities may include common stocks as well as securities convertible into common stock.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING Variable Products Trust – ING VP International Value Portfolio (Class I Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks long-term capital appreciation. Invests primarily in foreign companies with market capitalizations greater than $1 billion, but may hold up to 25% of assets in companies with smaller market capitalizations. Under normal circumstances, will invest at least 65% of total assets in securities of companies located in at least three countries other than the U.S., which may include emerging market countries.
ING Variable Products Trust – ING VP MagnaCap Portfolio (Class I Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks growth of capital, with dividend income as a secondary consideration. Will normally invest at least 80% of assets in common stock of large companies. For this Portfolio, large companies are those included in the 500 largest U.S. companies, as measured by total revenues, net assets, cash flow or earnings, or the 1,000 largest companies as measured by equity market capitalization.
ING Variable Products Trust – ING VP MidCap Opportunities Portfolio (Class I Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks long-term capital appreciation. Normally invests at least 80% of assets in the common stocks of mid-sized U.S. companies that the subadviser believes have above average prospects for growth. For this Portfolio, mid-size companies are those with market capitalizations that fall within the range of companies in the Russell MidCap Growth Index.
ING VP Money Market Portfolio (Class I Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments. Invests in a diversified portfolio of high-quality fixed income securities denominated in U.S. dollars, with short remaining maturities. **There is no guarantee that the ING VP Money Market Subaccount will have a positive or level return.**
ING VP Natural Resources Trust	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	A *nondiversified* Portfolio that seeks long-term growth of capital primarily through investment in common stocks of companies that own or develop natural resources and other basic commodities, or supply goods and services to such companies. Capital appreciation will be the primary determinant of total return and income is a secondary consideration. Normally invests at least 80% of assets in companies with substantial natural resource assets or companies that supply goods and services to such companies.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING Variable Products Trust – ING VP Real Estate Portfolio **(Class I Shares)**	ING Investments, LLC Subadviser: ING Clarion Real Estate Securities.	Seeks total return. Under normal market conditions, invests at least 80% of assets in common and preferred stocks of U.S. real estate investment trusts (REITs) and real estate companies. For this Portfolio, real estate companies consist of companies that are principally engaged in the real estate industry. May invest in companies with any market capitalization; however, the subadviser will generally not invest in companies with market capitalization of less than $100 million at the time of purchase.
ING Variable Portfolios, Inc. – ING VP Small Company Portfolio **(Class I Shares)**	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks and securities convertible into common stocks of companies with smaller market capitalizations. Under normal market conditions, invests at least 80% of net assets in common stocks and securities convertible into common stock of small-capitalization companies.
ING Variable Products Trust – ING VP SmallCap Opportunities Portfolio **(Class I Shares)**	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks long-term capital appreciation. Normally invests at least 80% of assets in the common stock of smaller, lesser-known U.S. companies that the subadviser believes have above average prospects for growth. For this Portfolio, smaller companies are those with market capitalizations that fall within the range of companies in the Russell 2000 Growth Index.
ING Strategic Allocation Portfolios, Inc. – ING VP Strategic Allocation Balanced Portfolio **(Class I Shares)**	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks to provide total return (i.e., income and capital appreciation, both realized and unrealized). Managed for investors seeking a balance between income and capital appreciation who generally have an investment horizon exceeding ten years and a moderate level of risk tolerance. Under normal market conditions, allocates assets among several classes of equities, fixed-income securities (including up to 15% of total assets in high-yield instruments) and money market instruments. The benchmark portfolio is 60% equities, 35% fixed income and 5% money market instruments under neutral market conditions.
ING Strategic Allocation Portfolios, Inc. – ING VP Strategic Allocation Growth Portfolio **(Class I Shares)**	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks to provide capital appreciation. Managed for investors seeking capital appreciation who generally have an investment horizon exceeding 15 years and a high level of risk tolerance. Under normal market conditions, allocates assets among several classes of equities, fixed-income securities (including up to 15% of total assets in high-yield instruments) and money market instruments. The benchmark portfolio is 80% equities and 20% fixed income under neutral market conditions.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING Strategic Allocation Portfolios, Inc. – ING VP Strategic Allocation Income Portfolio (Class I Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks to provide total return consistent with preservation of capital. Managed for investors primarily seeking total return consistent with capital preservation who generally have an investment horizon exceeding five years and a low level of risk tolerance. Under normal market conditions, allocates assets among several classes of equities, fixed-income securities (including up to 15% of total assets in high-yield instruments) and money market instruments. The benchmark portfolio is 35% equities, 55% fixed income and 10% money market instruments under neutral market conditions.
ING Variable Portfolios, Inc. – ING VP Value Opportunity Portfolio (Class I Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks and securities convertible into common stock. Under normal market conditions, invests at least 65% of total assets in common stocks and securities convertible into common stock.
Janus Aspen Series – Balanced Portfolio (Institutional Shares)	Janus Capital	Seeks long-term capital growth, consistent with preservation of capital and balanced by current income. Normally invests 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential. Will normally invest at least 25% of its assets in fixed-income securities.
Janus Aspen Series – Flexible Income Portfolio (Institutional Shares)	Janus Capital	Seeks to obtain maximum total return, consistent with the preservation of capital. Invests primarily in a wide variety of income-producing securities such as corporate bonds and notes, government securities, including agency securities, and preferred stock. Will invest at least 80% of its assets in income-producing securities. Will invest at least 65% of its assets in investment grade debt securities and will maintain an average-weighted effective maturity of five to ten years. Will limit its investment in high-yield/high-risk bonds to less than 35% of its net assets.
Janus Aspen Series – Growth Portfolio (Institutional Shares)	Janus Capital	Seeks long-term growth of capital in a manner consistent with the preservation of capital. Invests primarily in common stocks selected for their growth potential. Although it can invest in companies of any size, it generally invests in larger, more established companies.
Janus Aspen Series – Mid Cap Growth Portfolio (Institutional Shares)	Janus Capital	Seeks long-term growth of capital. Invests, under normal circumstances, at least 80% of its net assets in equity securities of mid-sized companies whose market capitalization falls, at the time of purchase, in the 12-month average of the capitalization ranges of the Russell MidCap Growth Index.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
Janus Aspen Series – Worldwide Growth Portfolio (Institutional Shares)	Janus Capital	Seeks long-term growth of capital in a manner consistent with the preservation of capital. Invests primarily in common stocks of companies of any size located throughout the world. Normally invests in issuers from at least five different countries, including the United States. May at times invest in fewer than five countries or even in a single country.
Lord Abbett Series Fund, Inc. – Growth and Income Portfolio (Class VC Shares)	Lord, Abbett & Co. LLC	Seeks long-term growth of capital and income without excessive fluctuations in market value. Primarily purchases equity securities of large, seasoned, U.S. and multinational companies which Lord Abbett believes are undervalued. Under normal circumstances, will invest at least 80% of net assets in equity securities of large companies with market capitalizations of at least $5 billion at the time of purchase. This market capitalization may vary in response to changes in the markets. Equity securities may include common stocks, convertible bonds, convertible preferred stocks and warrants and similar instruments.
Lord Abbett Series Fund, Inc. – Mid-Cap Value Portfolio (Class VC Shares)	Lord, Abbett & Co. LLC	Seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace. Normally invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in equity securities of mid-sized companies, those with market capitalizations of roughly $500 million to $10 billion, at the time of purchase. This market capitalization range may vary in response to changes in the markets.
Oppenheimer Variable Account Funds – Oppenheimer Global Securities Fund/VA	OppenheimerFunds, Inc.	Seeks long-term capital appreciation by investing a substantial portion of assets in securities of foreign issuers, "growth-type" companies, cyclical industries and special situations that are considered to have appreciation possibilities. Invests mainly in common stocks and can also buy other equity securities, including preferred stocks and convertible securities in the U.S. and foreign countries.
Oppenheimer Variable Account Funds – Oppenheimer Strategic Bond Fund/VA	OppenheimerFunds, Inc.	Seeks a high level of current income principally derived from interest on debt securities. Invests mainly in debt securities of issuers in three market sectors: foreign governments and companies, U.S. Government securities, and lower-grade high-yield securities of U.S. and foreign companies.
PIMCO VIT - Real Return Portfolio (Administrative Class)	Pacific Investment Management Company LLC (PIMCO)	Seeks maximum real return, consistent with preservation of real capital and prudent investment management. Invests primarily in investment grade securities, but may invest up to 10% of its assets in high yield securities ("junk bonds") rated B or higher by Moody's or S&P, or, if unrated, determined by PIMCO to be of comparable quality.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
Pioneer Variable Contracts Trust – Pioneer Equity Income VCT Portfolio (Class I Shares)	Pioneer Investment Management, Inc.	Seeks current income and long-term growth of capital from a portfolio consisting primarily of income producing equity securities of U.S. corporations. Normally, the portfolio invests at least 80% of its total assets in income producing equity securities of U.S. issuers. The income producing equity securities in which the portfolio may invest include common stocks, preferred stocks and interests in real estate investment trusts (REITs). The remainder of the portfolio may be invested in debt securities, most of which are expected to be convertible into common stocks.
Pioneer Variable Contracts Trust – Pioneer Fund VCT Portfolio (Class I Shares)	Pioneer Investment Management, Inc.	Seeks reasonable income and capital growth. Invests in a broad list of carefully selected, reasonably priced securities rather than in securities whose prices reflect a premium resulting from their current market popularity. The portfolio invests the major portion of its assets in equity securities, primarily of U.S. issuers. For purposes of the portfolio's investment policies, equity securities include common stocks, convertible debt and other equity instruments, such as depositary receipts, warrants, rights, interests in real estate investment trusts (REITs) and preferred stocks.
Pioneer Variable Contracts Trust – Pioneer High Yield VCT Portfolio (Class I Shares)	Pioneer Investment Management, Inc.	Seeks to maximize total return through a combination of income and capital appreciation. Normally, the portfolio invests at least 80% of its total assets in below investment grade (high yield) debt securities and preferred stocks.
Pioneer Variable Contracts Trust – Pioneer Mid Cap Value VCT Portfolio (Class I Shares)	Pioneer Investment Management, Inc.	Seeks capital appreciation by investing in a diversified portfolio of securities consisting primarily of common stocks. Normally, invests at least 80% of total assets in equity securities of mid-size companies, that is, companies with market values within the range of market values of companies included in the Russell Midcap® Value Index.
Wanger Advisors Trust - Wanger Select	Columbia Wanger Asset Management, L.P.	A *nondiversified* fund that seeks long-term growth of capital. Invests primarily in the stocks of medium- to larger-size U.S. companies. Invests in a limited number of companies (between 20-25) with market capitalizations under $15 billion, offering the potential to provide above-average growth over time.
Wanger Advisors Trust - Wanger U.S. Smaller Companies	Columbia Wanger Asset Management, L.P.	Seeks long-term growth of capital. Under normal circumstances, invests at least 80% of net assets (plus any borrowings for investment purposes), at market value at the time of investment, in securities of domestic companies with total stock market capitalizations of $5 billion or less.

APPENDIX V
CONDENSED FINANCIAL INFORMATION

TABLE OF CONTENTS

CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2003, the following tables give (1) the accumulation unit value (AUV) at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of Variable Annuity Account B available under the contracts for the indicated periods. For those subaccounts that commenced operations during the period ended December 31, 2003 the "Value at beginning of period" shown is the value at first date of investment. For those subaccounts that ended operations during the period ended December 31, 2003 the "Value at end of period" shown is the value at the last date of investment.

TABLE I
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.75%
(Selected data for accumulation units outstanding throughout each period)

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
AIM V.I. CAPITAL APPRECIATION FUND										
(Funds were first received in this option during August 1999)										
Value at beginning of period	$6.98	$9.292	$12.204	$13.801	$9.979					
Value at end of period	$8.97	$6.98	$9.292	$12.204	$13.801					
Number of accumulation units outstanding at end of period	63,788	117,785	119,757	134,675	11,915					
AIM V.I. CORE EQUITY FUND										
(Funds were first received in this option during July 1999)										
Value at beginning of period	$6.40	$7.636	$9.970	$11.756	$10.215					
Value at end of period	$7.90	$6.40	$7.636	$9.970	$11.756					
Number of accumulation units outstanding at end of period	108,041	100,703	108,312	148,348	36,163					
AIM V.I. GROWTH FUND										
(Funds were first received in this option during August 1999)										
Value at beginning of period	$4.30	$6.272	$9.558	$12.111	$9.722					
Value at end of period	$5.60	$4.30	$6.272	$9.558	$12.111					
Number of accumulation units outstanding at end of period	81,577	108,862	144,931	167,340	47,999					
AIM V.I. PREMIER EQUITY FUND										
(Funds were first received in this option during May 1999)										
Value at beginning of period	$5.88	$8.488	$9.781	$11.546	$9.764					
Value at end of period	$7.29	$5.88	$8.488	$9.781	$11.546					
Number of accumulation units outstanding at end of period	74,738	97,537	200,922	129,960	83,637					
CALVERT SOCIAL BALANCED PORTFOLIO										
Value at beginning of period	$17.86	$20.484	$22.178	$23.066	$20.708	$17.944	$15.056	$13.480	$10.518	$11.010
Value at end of period	$21.15	$17.86	$20.484	$22.178	$23.066	$20.708	$17.944	$15.056	$13.480	$10.518
Number of accumulation units outstanding at end of period	14,750	15,358	15,423	32,222	37,046	35,544	31,512	33,352	25,730	752

62

Condensed Financial Information (continued)

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
FIDELITY® VIP CONTRAFUND® PORTFOLIO (The initial accumulation unit value was established at $10.000 during August 1995, when the fund became available under the contract)										
Value at beginning of period	$17.93	$19.928	$22.881	$24.687	$20.018	$15.517	$12.593	$10.468	$10.000	
Value at end of period	$22.86	$17.93	$19.928	$22.881	$24.687	$20.018	$15.517	$12.593	$10.468	
Number of accumulation units outstanding at end of period	740,795	690,401	719,837	642,878	732,243	779,942	710,711	569,561	379,862	
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (The initial accumulation unit value was established at $10.000 during August 1995, when the fund became available under the contract)										
Value at beginning of period	$15.59	$18.908	$20.045	$18.627	$17.650	$15.930	$12.529	$11.054	$10.000	
Value at end of period	$20.16	$15.59	$18.908	$20.045	$18.627	$17.650	$15.930	$12.529	$11.054	
Number of accumulation units outstanding at end of period	810,958	686,999	619,584	417,042	519,885	630,682	744,774	544,657	294,244	
FIDELITY® VIP GROWTH PORTFOLIO (The initial accumulation unit value was established at $10.000 during August 1995, when the fund became available under the contract)										
Value at beginning of period	$13.28	$19.140	$23.418	$26.504	$19.430	$14.034	$11.451	$10.066	$10.000	
Value at end of period	$17.51	$13.28	$19.140	$23.418	$26.504	$19.430	$14.034	$11.451	$10.066	
Number of accumulation units outstanding at end of period	801,208	733,179	978,004	1,030,486	874,557	595,859	444,057	379,385	288,576	
FIDELITY® VIP OVERSEAS PORTFOLIO (The initial accumulation unit value was established at $10.000 during August 1995, when the fund became available under the contract)										
Value at beginning of period	$9.84	$12.436	$15.894	$19.796	$13.984	$12.496	$11.286	$10.052	$10.000	
Value at end of period	$14.00	$9.84	$12.436	$15.894	$19.796	$13.984	$12.496	$11.286	$10.052	
Number of accumulation units outstanding at end of period	412,068	183,724	193,611	193,260	182,517	141,714	102,509	70,271	33,813	
FRANKLIN SMALL CAP VALUE SECURITIES FUND (Funds were first received in this option during May 2002)										
Value at beginning of period	$9.29	$11.570								
Value at end of period	12.18	$9.29								
Number of accumulation units outstanding at end of period	29,354	19,784								
ING AELTUS ENHANCED INDEX PORTFOLIO (Funds were first received in this option during February 2003)										
Value at beginning of period	$7.80									
Value at end of period	$10.20									
Number of accumulation units outstanding at end of period	621									

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
ING ALGER AGGRESSIVE GROWTH PORTFOLIO										
(Funds were first received in this option during November 2002)										
Value at beginning of period	$7.34	$8.020								
Value at end of period	$10.53	$7.34								
Number of accumulation units outstanding at end of period	72,921	24,273								
ING ALGER GROWTH PORTFOLIO										
(Funds were first received in this option during November 2002)										
Value at beginning of period	$7.26	$7.780								
Value at end of period	$9.68	$7.26								
Number of accumulation units outstanding at end of period	33,601	1,127								
ING AMERICAN CENTURY SMALL CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$8.11	$10.120								
Value at end of period	$10.91	$8.11								
Number of accumulation units outstanding at end of period	27,226	9,662								
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$8.72	$9.970								
Value at end of period	$11.54	$8.72								
Number of accumulation units outstanding at end of period	72,761	13,543								
ING GOLDMAN SACHS® CAPITAL GROWTH PORTFOLIO										
(Funds were first received in this option during October 2002)										
Value at beginning of period	$8.07	$8.320								
Value at end of period	$9.90	$8.07								
Number of accumulation units outstanding at end of period	1,070	1,590								
ING JPMORGAN FLEMING INTERNATIONAL PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$15.80	$19.437	$26.801	$33.582	$21.359	$18.070	$17.838			
Value at end of period	$20.30	$15.80	$19.437	$26.801	$33.582	$21.359	$18.070			
Number of accumulation units outstanding at end of period	203,360	200,629	242,232	266,458	331,362	257,953	280,633			
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$9.20	$10.050								
Value at end of period	$11.87	$9.20								
Number of accumulation units outstanding at end of period	25,670	8,925								

64

Condensed Financial Information (continued)

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$19.38	$27.966	$37.448	$40.017	$27.097	$21.541	$21.225			
Value at end of period	$24.64	$19.38	$27.966	$37.448	$40.017	$27.097	$21.541			
Number of accumulation units outstanding at end of period	149,651	180,680	212,226	260,806	202,966	167,065	164,474			
ING MFS GLOBAL GROWTH PORTFOLIO										
(Funds were first received in this option during July 2002)										
Value at beginning of period	$8.35	$9.320								
Value at end of period	$10.92	$8.35								
Number of accumulation units outstanding at end of period	52	54								
ING MFS TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during June 2003)										
Value at beginning of period	$10.51									
Value at end of period	$11.33									
Number of accumulation units outstanding at end of period	25,035									
ING OPCAP BALANCED VALUE PORTFOLIO										
(Funds were first received in this option during February 2003)										
Value at beginning of period	$8.19									
Value at end of period	$10.83									
Number of accumulation units outstanding at end of period	60,055									
ING PIMCO TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$10.75	$10.000								
Value at end of period	$11.10	$10.75								
Number of accumulation units outstanding at end of period	138,571	69,179								
ING SALOMON BROTHERS AGGRESSIVE GROWTH PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$9.97	$15.534	$20.927	$29.605	$19.769	$15.361	$15.547			
Value at end of period	$13.68	$9.97	$15.534	$20.927	$29.605	$19.769	$15.361			
Number of accumulation units outstanding at end of period	352,629	337,985	443,965	478,944	457,665	562,097	598,078			
ING SALOMON BROTHERS FUNDAMENTAL VALUE PORTFOLIO										
(Funds were first received in this option during December 2002)										
Value at beginning of period	$7.69	$7.640								
Value at end of period	$10.73	$7.69								
Number of accumulation units outstanding at end of period	75,629	655								

Condensed Financial Information (continued)

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
ING SALOMON BROTHERS INVESTORS VALUE PORTFOLIO										
(Funds were first received in this option during March 2003)										
Value at beginning of period	$7.48									
Value at end of period	$10.23									
Number of accumulation units outstanding at end of period	10,866									
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during June 2003)										
Value at beginning of period	$11.11									
Value at end of period	$12.22									
Number of accumulation units outstanding at end of period	41,259									
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$15.04	$19.759	$22.174	$22.348	$18.407	$14.534	$14.237			
Value at end of period	$19.55	$15.04	$19.759	$22.174	$22.348	$18.407	$14.534			
Number of accumulation units outstanding at end of period	399,672	242,810	246,671	271,254	314,992	335,510	360,615			
ING UBS U.S. ALLOCATION PORTFOLIO										
(Funds were first received in this option during October 2003)										
Value at beginning of period	$9.48									
Value at end of period	$10.14									
Number of accumulation units outstanding at end of period	2,396									
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$10.73	$14.392	$18.328	$19.332	$15.703	$12.863	$13.110			
Value at end of period	$13.31	$10.73	$14.392	$18.328	$19.332	$15.703	$12.863			
Number of accumulation units outstanding at end of period	200,228	226,503	270,714	292,094	331,760	428,785	462,383			
ING VAN KAMPEN COMSTOCK PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$8.34	$10.230								
Value at end of period	$10.73	$8.34								
Number of accumulation units outstanding at end of period	50,266	26,016								
ING VP BALANCED PORTFOLIO, INC.										
Value at beginning of period	$20.95	$23.535	$24.755	$25.081	$22.244	$19.166	$15.765	$13.803	$10.971	$11.164
Value at end of period	$24.72	$20.95	$23.535	$24.755	$25.081	$22.244	$19.166	$15.765	$13.803	$10.971
Number of accumulation units outstanding at end of period	936,581	986,779	1,282,885	1,315,034	1,579,288	1,798,425	1,970,116	2,141,189	6,430,772	3,541,703
ING VP BOND PORTFOLIO										
Value at beginning of period	$18.01	$16.749	$15.519	$14.260	$14.475	$13.486	$12.546	$12.212	$10.457	$11.006
Value at end of period	$19.00	$18.01	$16.749	$15.519	$14.260	$14.475	$13.486	$12.546	$12.212	$10.457
Number of accumulation units outstanding at end of period	1,093,869	1,401,270	1,582,543	1,459,552	1,654,932	2,012,308	1,921,538	2,206,334	4,853,662	1,988,960

66

Condensed Financial Information (continued)

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO										
(Funds were first received in this option during May 2000)										
Value at beginning of period	$2.61	$4.473	$5.850	$9.999						
Value at end of period	$3.76	$2.61	$4.473	$5.850						
Number of accumulation units outstanding at end of period	663,725	470,065	549,436	319,735						
ING VP GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$15.69	$21.072	$26.020	$29.444	$25.265	$22.233	$17.246	$13.972	$10.698	$10.940
Value at end of period	$19.63	$15.69	$21.072	$26.020	$29.444	$25.265	$22.233	$17.246	$13.972	$10.698
Number of accumulation units outstanding at end of period	6,316,075	7,378,211	8,597,331	10,227,817	11,813,416	12,975,484	14,879,862	14,930,380	30,554,957	11,117,383
ING VP GROWTH OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2003)										
Value at beginning of period	$6.34									
Value at end of period	$8.00									
Number of accumulation units outstanding at end of period	3,456									
ING VP GROWTH PORTFOLIO										
(Funds were first received in this option during January 1998)										
Value at beginning of period	$10.80	$15.311	$21.151	$24.203	$18.067	$13.239				
Value at end of period	$13.97	$10.80	$15.311	$21.151	$24.203	$18.067				
Number of accumulation units outstanding at end of period	460,683	558,746	662,293	791,027	626,397	428,697				
ING VP INDEX PLUS LARGECAP PORTFOLIO										
(The initial accumulation unit value was established at $10.000 during September 1996 when the portfolio became available under the contract)										
Value at beginning of period	$14.07	$18.059	$21.065	$23.427	$18.989	$14.538	$10.940	$10.000		
Value at end of period	$17.61	$14.07	$18.059	$21.065	$23.427	$18.989	$14.538	$10.940		
Number of accumulation units outstanding at end of period	1,059,396	999,688	1,191,685	1,133,418	1,552,902	1,060,363	485,417	72,973		
ING VP INDEX PLUS MIDCAP PORTFOLIO										
(Funds were first received in this option during July 1998)										
Value at beginning of period	$12.78	$14.642	$14.951	$12.561	$10.928	$9.950				
Value at end of period	$16.79	$12.78	$14.642	$14.951	$12.561	$10.928				
Number of accumulation units outstanding at end of period	685,256	757,291	512,594	357,969	60,811	16,207				
ING VP INDEX PLUS SMALLCAP PORTFOLIO										
(Funds were first received in this option during June 1998)										
Value at beginning of period	$9.28	$10.776	$10.602	$9.727	$8.846	$9.407				
Value at end of period	$12.54	$9.28	$10.776	$10.602	$9.727	$8.846				
Number of accumulation units outstanding at end of period	424,685	328,141	169,151	74,216	76,971	53,460				

67

Condensed Financial Information (continued)

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
ING VP INTERNATIONAL EQUITY PORTFOLIO										
(Funds were first received in this option during June 1998)										
Value at beginning of period	$6.40	$8.793	$11.639	$14.718	$9.798	$10.288				
Value at end of period	$8.39	$6.40	$8.793	$11.639	$14.718	$9.798				
Number of accumulation units outstanding at end of period	31,701	59,835	80,011	84,649	44,538	29,000				
ING VP INTERNATIONAL VALUE PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$8.03	$9.940								
Value at end of period	$10.36	$8.03								
Number of accumulation units outstanding at end of period	79,036	34,787								
ING VP MAGNACAP PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$6.85	$8.720								
Value at end of period	$8.91	$6.85								
Number of accumulation units outstanding at end of period	4,209	3,913								
ING VP MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$6.97	$8.800								
Value at end of period	$9.45	$6.97								
Number of accumulation units outstanding at end of period	79,747	10,442								
ING VP MONEY MARKET PORTFOLIO										
Value at beginning of period	$14.44	$14.318	$13.879	$13.145	$12.604	$12.041	$11.502	$11.007	$10.509	$10.223
Value at end of period	$14.46	$14.44	$14.318	$13.879	$13.145	$12.604	$12.041	$11.502	$11.007	$10.509
Number of accumulation units outstanding at end of period	1,310,807	2,039,091	2,482,499	2,718,810	2,521,960	2,102,275	2,066,545	2,421,519	4,354,272	1,822,449
ING VP NATURAL RESOURCES TRUST										
Value at beginning of period	$12.07	$12.420	$14.886	$12.670	$11.189	$14.025	$13.188	$10.479	$9.079	$9.716
Value at end of period	$15.64	$12.07	$12.420	$14.886	$12.670	$11.189	$14.025	$13.188	$10.479	$9.079
Number of accumulation units outstanding at end of period	14,532	20,937	40,152	43,624	65,370	92,175	106,926	73,669	162,462	141,076
ING VP SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$14.88	$19.526	$18.917	$17.859	$13.751	$13.704	$13.211			
Value at end of period	$20.30	$14.88	$19.526	$18.917	$17.859	$13.751	$13.704			
Number of accumulation units outstanding at end of period	367,449	362,104	356,106	282,407	177,817	90,092	2,408			
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$5.02	$7.510								
Value at end of period	$6.90	$5.02								
Number of accumulation units outstanding at end of period	188,393	3,032								

Condensed Financial Information (continued)

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
ING VP STRATEGIC ALLOCATION BALANCED PORTFOLIO (The initial accumulation unit value was established at $10.000 during August 1995, when the fund became available under the contract)										
Value at beginning of period	$13.84	$15.410	$16.994	$16.750	$15.312	$14.566	$12.483	$10.594	$10.000	
Value at end of period	$16.41	$13.84	$15.410	$16.994	$16.750	$15.312	$14.566	$12.483	$10.594	
Number of accumulation units outstanding at end of period	103,788	145,425	120,719	125,910	124,069	119,246	100,256	26,260	16,953	
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO (The initial accumulation unit value was established at $10.000 during August 1995, when the fund became available under the contract)										
Value at beginning of period	$13.52	$15.799	$17.996	$18.253	$16.082	$15.535	$13.055	$10.652	$10.000	
Value at end of period	$16.69	$13.52	$15.799	$17.996	$18.253	$16.082	$15.535	$13.055	$10.652	
Number of accumulation units outstanding at end of period	160,276	151,275	123,989	118,220	129,605	104,608	90,134	35,959	16,791	
ING VP STRATEGIC ALLOCATION INCOME PORTFOLIO (The initial accumulation unit value was established at $10.000 during September 1995, when the fund became available under the contract)										
Value at beginning of period	$14.51	$15.285	$15.775	$15.164	$14.266	$13.441	$11.826	$10.443	$10.000	
Value at end of period	$16.37	$14.51	$15.285	$15.775	$15.164	$14.266	$13.441	$11.826	$10.443	
Number of accumulation units outstanding at end of period	39,733	43,245	51,743	59,794	77,496	120,312	54,849	7,510	2,222	
ING VP VALUE OPPORTUNITY PORTFOLIO (Funds were first received in this option during June 1998)										
Value at beginning of period	$13.84	$18.828	$20.989	$19.190	$16.169	$12.632				
Value at end of period	$17.11	$13.84	$18.828	$20.989	$19.190	$16.169				
Number of accumulation units outstanding at end of period	267,708	246,273	283,291	121,019	93,802	91,722				
JANUS ASPEN BALANCED PORTFOLIO (The initial accumulation unit value was established at $10.000 during August 1995, when the fund became available under the contract)										
Value at beginning of period	$21.62	$23.285	$24.619	$25.370	$20.165	$15.130	$12.484	$10.835	$10.000	
Value at end of period	$24.47	$21.62	$23.285	$24.619	$25.370	$20.165	$15.130	$12.484	$10.835	
Number of accumulation units outstanding at end of period	513,518	630,340	787,162	688,649	545,606	241,070	152,646	111,525	7,772	

69

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
JANUS ASPEN FLEXIBLE INCOME PORTFOLIO (The initial accumulation unit value was established at $10.000 during October 1994, when the funds were first received in this option)										
Value at beginning of period	$19.62	$17.891	$16.731	$15.864	$15.731	$14.527	$13.096	$12.094	$9.886	$10.000
Value at end of period	$20.72	$19.62	$17.891	$16.731	$15.864	$15.731	$14.527	$13.096	$12.094	$9.886
Number of accumulation units outstanding at end of period	185,977	231,891	323,208	237,152	190,660	199,467	97,715	73,340	84,048	15,893
JANUS ASPEN GROWTH PORTFOLIO (The initial accumulation unit value was established at $10.000 during August 1995, when the fund became available under the contract)										
Value at beginning of period	$13.83	$18.996	$25.390	$29.936	$20.948	$15.558	$12.770	$10.870	$10.000	
Value at end of period	$18.09	$13.83	$18.996	$25.390	$29.936	$20.948	$15.558	$12.770	$10.870	
Number of accumulation units outstanding at end of period	426,544	565,226	710,104	757,793	668,409	244,107	197,548	144,443	26,022	
JANUS ASPEN MID CAP GROWTH PORTFOLIO (The initial accumulation unit value was established at $10.000 during October 1994, when the funds were first received in this option)										
Value at beginning of period	$13.49	$18.857	$31.380	$46.370	$20.726	$15.554	$13.909	$12.992	$10.319	$10.000
Value at end of period	$18.09	$13.49	$18.857	$31.380	$46.370	$20.726	$15.554	$13.909	$12.992	$10.319
Number of accumulation units outstanding at end of period	706,992	858,374	1,131,518	1,382,322	1,056,343	459,710	427,692	433,363	723,839	131,702
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO (The initial accumulation unit value was established at $10.000 during August 1995, when the fund became available under the contract)										
Value at beginning of period	$16.82	$22.744	$29.545	$35.298	$21.626	$16.901	$13.940	$10.893	$10.000	
Value at end of period	$20.70	$16.82	$22.744	$29.545	$35.298	$21.626	$16.901	$13.940	$10.893	
Number of accumulation units outstanding at end of period	919,159	1,211,566	1,445,274	1,691,751	1,601,735	1,346,457	1,273,110	803,488	227,582	
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO (Funds were first received in this option during May 2002)										
Value at beginning of period	$7.91	$9.370								
Value at end of period	$10.29	$7.91								
Number of accumulation units outstanding at end of period	195,607	20,717								
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO (Funds were first received in this option during May 2002)										
Value at beginning of period	$8.38	$9.680								
Value at end of period	$10.38	$8.38								
Number of accumulation units outstanding at end of period	89,083	44,193								

Condensed Financial Information (continued)

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
OPPENHEIMER GLOBAL SECURITIES FUND/VA										
(Funds were first received in this option during July 1998)										
Value at beginning of period	$11.13	$14.400	$16.495	$15.814	$10.053	$10.004				
Value at end of period	$15.80	$11.13	$14.400	$16.495	$15.814	$10.053				
Number of accumulation units outstanding at end of period	485,487	294,074	242,920	177,896	38,363	9,360				
OPPENHEIMER STRATEGIC BOND FUND/VA										
(Funds were first received in this option during July 1998)										
Value at beginning of period	$11.46	$10.742	$10.323	$10.133	$9.929	$10.098				
Value at end of period	$13.42	$11.46	$10.742	$10.323	$10.199	$9.929				
Number of accumulation units outstanding at end of period	84,949	53,131	17,304	13,676	3,553	625				
PIONEER EQUITY INCOME VCT PORTFOLIO										
(Funds were first received in this option during May 2002.)										
Value at beginning of period	$8.05	$9.620								
Value at end of period	$9.79	$8.05								
Number of accumulation units outstanding at end of period	961	6,033								
PIONEER FUND VCT PORTFOLIO										
(Funds were first received in this option during December 2002)										
Value at beginning of period	$7.59	$7.580								
Value at end of period	$9.32	$7.59								
Number of accumulation units outstanding at end of period	419	172								
PIONEER MID CAP VALUE VCT PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$8.80	$10.500								
Value at end of period	$12.00	$8.80								
Number of accumulation units outstanding at end of period	49,902	1,847								

CONDENSED FINANCIAL INFORMATION

TABLE II

FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.80%

(Selected data for accumulation units outstanding throughout each period)

	2003	2002	2001	2000	1999
AIM V.I. CAPITAL APPRECIATION FUND					
(Funds were first received in this option during October 2002)					
Value at beginning of period	$6.96	$6.970			
Value at end of period	$8.95	$6.96			
Number of accumulation units outstanding at end of period	756	756			
AIM V.I. CORE EQUITY FUND					
(Funds were first received in this option during November 2000)					
Value at beginning of period	$6.39	$7.626	$9.962	$10.973	
Value at end of period	$7.88	$6.39	$7.626	$9.962	
Number of accumulation units outstanding at end of period	991	886	207	56	
AIM V.I. GROWTH FUND					
(Funds were first received in this option during March 2000)					
Value at beginning of period	$4.29	$6.263	$9.550	$12.772	
Value at end of period	$5.58	$4.29	$6.263	$9.550	
Number of accumulation units outstanding at end of period	1,480	1,038	2,465	2,234	
AIM V.I. PREMIER EQUITY FUND					
(Funds were first received in this option during January 2000)					
Value at beginning of period	$5.86	$8.477	$9.773	$10.772	
Value at end of period	$7.28	$5.86	$8.477	$9.773	
Number of accumulation units outstanding at end of period	1,138	1,140	1,681	1,829	
FIDELITY® VIP CONTRAFUND® PORTFOLIO					
(Funds were first received in this option during March 1999)					
Value at beginning of period	$10.00	$11.118	$12.772	$13.787	$11.460
Value at end of period	$12.74	$10.00	$11.118	$12.772	$13.787
Number of accumulation units outstanding at end of period	48,269	19,242	9,644	7,548	5,461
FIDELITY® VIP EQUITY-INCOME PORTFOLIO					
(Funds were first received in this option during March 1999)					
Value at beginning of period	$8.90	$10.802	$11.457	$10.651	$10.181
Value at end of period	$11.51	$8.90	$10.802	$11.457	$10.651
Number of accumulation units outstanding at end of period	10,948	8,584	1,968	1,315	654
FIDELITY® VIP GROWTH PORTFOLIO					
(Funds were first received in this option during March 1999)					
Value at beginning of period	$8.02	$11.560	$14.152	$16.024	$12.390
Value at end of period	$10.56	$8.02	$11.560	$14.152	$16.024
Number of accumulation units outstanding at end of period	13,775	12,915	8,593	6,686	4,299

72

Condensed Financial Information (continued)

	2003	2002	2001	2000	1999
FIDELITY® VIP OVERSEAS PORTFOLIO					
(Funds were first received in this option during November 2000)					
Value at beginning of period	$6.85	$8.665	$11.081	$10.700	
Value at end of period	$9.75	$6.85	$8.665	$11.081	
Number of accumulation units outstanding at end of period	711	60	61	42	
FRANKLIN SMALL CAP VALUE SECURITIES FUND					
(Funds were first received in this option during December 2003)					
Value at beginning of period	$11.69				
Value at end of period	$12.17				
Number of accumulation units outstanding at end of period	30				
ING ALGER GROWTH PORTFOLIO					
(Funds were first received in this option during May 2003)					
Value at beginning of period	$8.18				
Value at end of period	$9.67				
Number of accumulation units outstanding at end of period	1,503				
ING BARON SMALL CAP GROWTH PORTFOLIO					
(Funds were first received in this option during September 2003)					
Value at beginning of period	$10.84				
Value at end of period	$11.53				
Number of accumulation units outstanding at end of period	119				
ING GOLDMAN SACHS® CAPITAL GROWTH PORTFOLIO					
(Funds were first received in this option during October 2002)					
Value at beginning of period	$8.07	$8.070			
Value at end of period	$9.90	$8.07			
Number of accumulation units outstanding at end of period	652	652			
ING JPMORGAN FLEMING INTERNATIONAL PORTFOLIO					
(Funds were first received in this option during March 1999)					
Value at beginning of period			$12.397	$15.541	$10.107
Value at end of period			$9.832	$12.397	$15.541
Number of accumulation units outstanding at end of period			0	321	230
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO					
(Funds were first received in this option during March 1999)					
Value at beginning of period	$7.61	$10.983	$14.714	$15.732	$10.883
Value at end of period	$8.71	$7.61	$10.983	$14.714	$15.732
Number of accumulation units outstanding at end of period	0	269	2,679	718	188
ING OPCAP BALANCED VALUE PORTFOLIO					
(Funds were first received in this option during August 2002)					
Value at beginning of period	$8.37	$7.940			
Value at end of period	$10.50	$8.37			
Number of accumulation units outstanding at end of period	0	822			

Condensed Financial Information (continued)

	2003	2002	2001	2000	1999
ING PIMCO TOTAL RETURN PORTFOLIO					
(Funds were first received in this option during August 2002)					
Value at beginning of period	$10.75	$10.320			
Value at end of period	$11.07	$10.75			
Number of accumulation units outstanding at end of period	0	676			
ING SALOMON BROTHERS AGGRESSIVE GROWTH PORTFOLIO					
(Funds were first received in this option during March 1999)					
Value at beginning of period	$5.45	$8.497	$11.453	$16.210	$10.087
Value at end of period	$7.48	$5.45	$8.497	$11.453	$16.210
Number of accumulation units outstanding at end of period	11,872	2,175	1,964	8,940	12,648
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO					
(Funds were first received in this option during March 1999)					
Value at beginning of period	$8.90	$11.702	$13.138	$13.248	$10.925
Value at end of period	$11.57	$8.90	$11.702	$13.138	$13.248
Number of accumulation units outstanding at end of period	8,178	1,682	1,873	1,705	1,256
ING VAN KAMPEN COMSTOCK PORTFOLIO					
(Funds were first received in this option during July 2002)					
Value at beginning of period	$8.33	$8.590			
Value at end of period	$10.72	$8.33			
Number of accumulation units outstanding at end of period	2,360	251			
ING VP BALANCED PORTFOLIO, INC.					
(Funds were first received in this option during March 1999)					
Value at beginning of period	$9.93	$11.157	$11.741	$11.902	$10.548
Value at end of period	$11.71	$9.93	$11.157	$11.741	$11.902
Number of accumulation units outstanding at end of period	6,770	4,113	5,808	8,875	7,910
ING VP BOND PORTFOLIO					
(Funds were first received in this option during November 2000)					
Value at beginning of period	$12.89	$11.996	$11.121	$10.970	
Value at end of period	$13.60	$12.89	$11.996	$11.121	
Number of accumulation units outstanding at end of period	2,255	2,109	809	8	
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO					
(Funds were first received in this option during September 2000)					
Value at beginning of period	$2.60	$4.469	$5.848	$7.729	
Value at end of period	$3.76	$2.60	$4.469	$5.848	
Number of accumulation units outstanding at end of period	5,114	3,512	3,508	3,062	
ING VP GROWTH AND INCOME PORTFOLIO					
(Funds were first received in this option during March 1999)					
Value at beginning of period	$6.32	$8.495	$10.495	$11.882	$10.246
Value at end of period	$7.91	$6.32	$8.495	$10.495	$11.882
Number of accumulation units outstanding at end of period	41,039	36,379	35,672	34,376	25,734

74

Condensed Financial Information (continued)

	2003	2002	2001	2000	1999
ING VP GROWTH PORTFOLIO					
(Funds were first received in this option during March 1999)					
Value at beginning of period	$6.72	$9.539	$13.184	$15.094	$11.536
Value at end of period	$8.70	$6.72	$9.539	$13.184	$15.094
Number of accumulation units outstanding at end of period	2,781	2,599	8,282	6,155	4,940
ING VP INDEX PLUS LARGECAP PORTFOLIO					
(Funds were first received in this option during March 1999)					
Value at beginning of period	$8.20	$10.532	$12.292	$13.677	$11.411
Value at end of period	$10.26	$8.20	$10.532	$12.292	$13.677
Number of accumulation units outstanding at end of period	18,598	15,082	16,047	21,613	18,623
ING VP INDEX PLUS MIDCAP PORTFOLIO					
(Funds were first received in this option during November 2000)					
Value at beginning of period	$13.31	$15.261	$15.591	$15.024	
Value at end of period	$17.49	$13.31	$15.261	$15.591	
Number of accumulation units outstanding at end of period	29,310	18,709	4,872	2,190	
ING VP INDEX PLUS SMALLCAP PORTFOLIO					
(Funds were first received in this option during March 1999)					
Value at beginning of period	$9.99	$11.604	$11.423	$10.485	$8.325
Value at end of period	$13.49	$9.99	$11.604	$11.423	$10.485
Number of accumulation units outstanding at end of period	6,950	754	10	10	10
ING VP INTERNATIONAL VALUE PORTFOLIO					
(Funds were first received in this option during June 2002)					
Value at beginning of period	$8.03	$9.070			
Value at end of period	$10.35	$8.03			
Number of accumulation units outstanding at end of period	590	963			
ING VP MIDCAP OPPORTUNITIES PORTFOLIO					
(Funds were first received in this option during October 2003)					
Value at beginning of period	$9.16				
Value at end of period	$9.44				
Number of accumulation units outstanding at end of period	3,580				
ING VP MONEY MARKET PORTFOLIO					
(Funds were first received in this option during August 2000)					
Value at beginning of period	$11.70	$11.610	$11.260	$11.066	
Value at end of period	$11.71	$11.70	$11.610	$11.260	
Number of accumulation units outstanding at end of period	12,392	16,459	8,973	46	
ING VP SMALL COMPANY PORTFOLIO					
(Funds were first received in this option during March 1999)					
Value at beginning of period	$10.27	$13.491	$13.077	$12.352	$8.741
Value at end of period	$14.01	$10.27	$13.491	$13.077	$12.352
Number of accumulation units outstanding at end of period	37,662	35,405	31,307	35,990	25,984

Condensed Financial Information (continued)

	2003	2002	2001	2000	1999
ING VP STRATEGIC ALLOCATION INCOME PORTFOLIO					
(Funds were first received in this option during March 1999)					
Value at beginning of period		$10.788	$11.139	$10.713	$9.846
Value at end of period		$10.29	$10.788	$11.139	$10.713
Number of accumulation units outstanding at end of period		0	525	832	3,827
ING VP VALUE OPPORTUNITY PORTFOLIO					
(Funds were first received in this option during March 1999)					
Value at beginning of period	$9.36	$12.749	$14.220	$13.007	$10.626
Value at end of period	$11.57	$9.36	$12.749	$14.220	$13.007
Number of accumulation units outstanding at end of period	19,232	25,733	23,907	14,497	11,412
JANUS ASPEN BALANCED PORTFOLIO					
(Funds were first received in this option during March 1999)					
Value at beginning of period	$12.32	$13.276	$14.043	$14.479	$12.137
Value at end of period	$13.94	$12.32	$13.276	$14.043	$14.479
Number of accumulation units outstanding at end of period	9,373	21,382	13,630	2,450	436
JANUS ASPEN FLEXIBLE INCOME PORTFOLIO					
(Funds were first received in this option during March 1999)					
Value at beginning of period	$12.85	$11.721	$10.967	$10.404	$10.355
Value at end of period	$13.56	$12.85	$11.721	$10.967	$10.404
Number of accumulation units outstanding at end of period	1,020	1,938	1,721	1,409	978
JANUS ASPEN GROWTH PORTFOLIO					
(Funds were first received in this option during March 1999)					
Value at beginning of period	$7.53	$10.325	$13.829	$16.313	$12.040
Value at end of period	$9.84	$7.53	$10.325	$13.829	$16.313
Number of accumulation units outstanding at end of period	7,900	10,427	23,971	13,511	4,195
JANUS ASPEN MID CAP GROWTH PORTFOLIO					
(Funds were first received in this option during March 1999)					
Value at beginning of period	$7.58	$10.599	$17.646	$26.089	$12.588
Value at end of period	$10.16	$7.58	$10.599	$17.646	$26.089
Number of accumulation units outstanding at end of period	5,236	4,663	26,238	16,278	11,071
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO					
(Funds were first received in this option during March 1999)					
Value at beginning of period	$7.90	$10.694	$13.899	$16.613	$10.532
Value at end of period	$9.72	$7.90	$10.694	$13.899	$16.613
Number of accumulation units outstanding at end of period	24,139	25,671	30,407	26,789	17,701
LORD ABBETT GROWTH AND INCOME PORTFOLIO					
(Funds were first received in this option during October 2003)					
Value at beginning of period	$9.48				
Value at end of period	$10.27				
Number of accumulation units outstanding at end of period	367				

Condensed Financial Information (continued)

	2003	2002	2001	2000	1999
LORD ABBETT MID-CAP VALUE PORTFOLIO					
(Funds were first received in this option during September 2003)					
Value at beginning of period	$9.54				
Value at end of period	$10.37				
Number of accumulation units outstanding at end of period	546				
OPPENHEIMER GLOBAL SECURITIES FUND/VA					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$11.17	$14.460	$16.571	$16.352	
Value at end of period	$15.85	$11.17	$14.460	$16.571	
Number of accumulation units outstanding at end of period	16,958	12,340	5,322	151	
PIONEER EQUITY INCOME VCT PORTFOLIO					
(Funds were first received in this option during March 2003)					
Value at beginning of period	$7.70				
Value at end of period	$9.78				
Number of accumulation units outstanding at end of period	475				

CONDENSED FINANCIAL INFORMATION

TABLE III

FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.25%

(Selected data for accumulation units outstanding throughout each period)

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
AIM V.I. CAPITAL APPRECIATION FUND										
(Funds were first received in this option during June 1999)										
Value at beginning of period	$6.85	$9.168	$12.101	$13.753	$10.008					
Value at end of period	$8.76	$6.85	$9.168	$12.101	$13.753					
Number of accumulation units outstanding at end of period	10,189	7,142	21,607	16,498	2,630					
AIM V.I. CORE EQUITY FUND										
(Funds were first received in this option during June 1999)										
Value at beginning of period	$6.28	$7.534	$9.887	$11.716	$9.568					
Value at end of period	$7.72	$6.28	$7.534	$9.887	$11.716					
Number of accumulation units outstanding at end of period	44,573	41,012	40,659	55,310	10,587					
AIM V.I. GROWTH FUND										
(Funds were first received in this option during June 1999)										
Value at beginning of period	$4.22	$6.188	$9.477	$12.069	$9.663					
Value at end of period	$5.47	$4.22	$6.188	$9.477	$12.069					
Number of accumulation units outstanding at end of period	13,653	17,754	22,530	15,454	1,843					
AIM V.I. PREMIER EQUITY FUND										
(Funds were first received in this option during June 1999)										
Value at beginning of period	$5.77	$8.375	$9.699	$11.506	$9.891					
Value at end of period	$7.12	$5.77	$8.375	$9.699	$11.506					
Number of accumulation units outstanding at end of period	8,618	17,055	23,206	11,764	6,924					
CALVERT SOCIAL BALANCED PORTFOLIO										
Value at beginning of period	$17.26	$19.893	$21.647	$22.626	$20.415	$17.779	$14.992	$10.518	$11.010	$10.296
Value at end of period	$20.34	$17.26	$19.893	$21.647	$22.626	$20.415	$17.779	$13.480	$10.518	$11.010
Number of accumulation units outstanding at end of period	7,083	5,689	7,168	7,201	8,236	8,742	20,122	6,303	25,730	752
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
(The initial accumulation unit value was established at $10.000 during August 1995, when the fund became available under the contract)										
Value at beginning of period	$17.33	$19.354	$22.333	$24.217	$19.735	$15.374	$12.540	$10.468	$10.000	
Value at end of period	$21.98	$17.33	$19.354	$22.333	$24.217	$19.735	$15.374	$12.540	$10.468	
Number of accumulation units outstanding at end of period	459,840	368,356	350,846	365,499	449,134	488,102	465,699	273,189	379,862	

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
(The initial accumulation unit value was established at $10.000 during August 1995, when the fund became available under the contract)										
Value at beginning of period	$15.06	$18.363	$19.565	$18.272	$17.400	$15.784	$12.475	$11.054	$10.000	
Value at end of period	$19.39	$15.06	$18.363	$19.565	$18.272	$17.400	$15.784	$12.475	$11.054	
Number of accumulation units outstanding at end of period	447,621	362,704	304,410	204,704	236,374	298,921	328,562	208,072	294,244	
FIDELITY® VIP GROWTH PORTFOLIO										
(The initial accumulation unit value was established at $10.000 during August 1995, when the fund became available under the contract)										
Value at beginning of period	$12.83	$18.588	$22.858	$25.999	$19.155	$13.904	$11.402	$10.066	$10.000	
Value at end of period	$16.83	$12.83	$18.588	$22.858	$25.999	$19.155	$13.904	$11.402	$10.066	
Number of accumulation units outstanding at end of period	444,798	424,020	497,068	536,656	474,649	324,558	229,060	199,720	288,576	
FIDELITY® VIP OVERSEAS PORTFOLIO										
(The initial accumulation unit value was established at $10.000 during August 1995, when the fund became available under the contract)										
Value at beginning of period	$9.51	$12.077	$15.514	$19.419	$13.786	$12.381	$11.238	$10.052	$10.000	
Value at end of period	$13.46	$9.51	$12.077	$15.514	$19.419	$13.786	$12.381	$11.238	$10.052	
Number of accumulation units outstanding at end of period	99,214	41,584	40,745	33,208	37,275	54,226	51,781	38,994	33,183	
FRANKLIN SMALL CAP VALUE SECURITIES FUND										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$9.22	$11.680								
Value at end of period	$12.04	$9.22								
Number of accumulation units outstanding at end of period	23,696	19,632								
ING ALGER AGGRESSIVE GROWTH PORTFOLIO										
(Funds were first received in this option during November 2002)										
Value at beginning of period	$7.31	$7.340								
Value at end of period	$10.44	$7.31								
Number of accumulation units outstanding at end of period	17,476	70								
ING ALGER GROWTH PORTFOLIO										
(Funds were first received in this option during June 2002)										
Value at beginning of period	$7.24	$9.420								
Value at end of period	$9.60	$7.24								
Number of accumulation units outstanding at end of period	4,186	170								

Condensed Financial Information (continued)

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
ING AMERICAN CENTURY SMALL CAP VALUE PORTFOLIO										
(Funds were first received in this option during December 2002)										
Value at beginning of period	$9.30	$9.470								
Value at end of period	$10.81	$9.30								
Number of accumulation units outstanding at end of period	9,102	6,554								
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Funds were first received in this option during December 2002)										
Value at beginning of period	$9.68	$9.860								
Value at end of period	$11.45	$9.68								
Number of accumulation units outstanding at end of period	36,427	6,057								
ING GOLDMAN SACHS® CAPITAL GROWTH PORTFOLIO										
(Funds were first received in this option during January 2003)										
Value at beginning of period	$8.11									
Value at end of period	$9.82									
Number of accumulation units outstanding at end of period	454									
ING JPMORGAN FLEMING INTERNATIONAL PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$15.27	$18.876	$26.160	$32.942	$21.057	$17.903	$17.682			
Value at end of period	$19.52	$15.27	$18.876	$26.160	$32.942	$21.057	$17.903			
Number of accumulation units outstanding at end of period	202,506	216,775	254,404	286,301	316,726	360,392	411,600			
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during August 2002)										
Value at beginning of period	$9.17	$9.120								
Value at end of period	$11.78	$9.17								
Number of accumulation units outstanding at end of period	14,775	525								
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$18.73	$27.159	$36.551	$39.254	$26.713	$21.343	$21.038			
Value at end of period	$23.69	$18.73	$27.159	$36.551	$39.254	$26.713	$21.343			
Number of accumulation units outstanding at end of period	204,828	249,445	300,792	335,970	278,562	303,746	296,540			
ING MFS GLOBAL GROWTH PORTFOLIO										
(Funds were first received in this option during November 2002)										
Value at beginning of period	$8.32	$8.330								
Value at end of period	$10.83	$8.32								
Number of accumulation units outstanding at end of period	392	115								

Condensed Financial Information (continued)

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
ING MFS TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during September 2003)										
Value at beginning of period	$10.57									
Value at end of period	$11.29									
Number of accumulation units outstanding at end of period	9,006									
ING OPCAP BALANCED VALUE PORTFOLIO										
(Funds were first received in this option during December 2002)										
Value at beginning of period	$8.34	$8.350								
Value at end of period	$10.73	$8.34								
Number of accumulation units outstanding at end of period	46,766	1,003								
ING PIMCO TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during December 2002)										
Value at beginning of period	$10.72	$10.400								
Value at end of period	$11.01	$10.72								
Number of accumulation units outstanding at end of period	56,188	25,283								
ING SALOMON BROTHERS AGGRESSIVE GROWTH PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$9.64	$15.086	$20.426	$29.040	$19.489	$15.219	$15.411			
Value at end of period	$13.15	$9.64	$15.086	$20.426	$29.040	$19.489	$15.219			
Number of accumulation units outstanding at end of period	365,960	353,915	420,422	455,264	485,026	695,813	742,913			
ING SALOMON BROTHERS FUNDAMENTAL VALUE										
(Funds were first received in this option during January 2003)										
Value at beginning of period	$8.36									
Value at end of period	$10.64									
Number of accumulation units outstanding at end of period	34,134									
ING SALOMON BROTHERS INVESTORS VALUE PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$7.82	$10.020								
Value at end of period	$10.14	$7.82								
Number of accumulation units outstanding at end of period	6,281	1,835								
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during June 2003)										
Value at beginning of period	$10.71									
Value at end of period	$12.17									
Number of accumulation units outstanding at end of period	16,437									

Condensed Financial Information (continued)

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$14.54	$19.189	$21.643	$21.922	$18.146	$14.400	$14.112			
Value at end of period	$18.80	$14.54	$19.189	$21.643	$21.922	$18.146	$14.400			
Number of accumulation units outstanding at end of period	218,596	192,650	212,838	192,790	177,799	287,914	231,297			
ING UBS U.S. ALLOCATION PORTFOLIO										
(Funds were first received in this option during November 2002)										
Value at beginning of period	$8.01	$7.990								
Value at end of period	$10.05	$8.01								
Number of accumulation units outstanding at end of period	2,833	53								
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$10.37	$13.976	$17.889	$18.963	$15.481	$12.744	$12.995			
Value at end of period	$12.79	$10.37	$13.976	$17.889	$18.963	$15.481	12.744			
Number of accumulation units outstanding at end of period	279,653	300,021	351,117	395,373	408,870	605,271	664,979			
ING VAN KAMPEN COMSTOCK PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$8.31	$10.220								
Value at end of period	$10.64	$8.31								
Number of accumulation units outstanding at end of period	22,950	12,024								
ING VP BALANCED PORTFOLIO, INC.										
Value at beginning of period	$20.25	$22.856	$24.163	$24.603	$21.929	$18.989	$15.698	$13.803	$10.971	$11.164
Value at end of period	$23.77	$20.25	$22.856	$24.163	$24.603	$21.929	$18.989	$15.698	$13.803	$10.971
Number of accumulation units outstanding at end of period	1,352,428	1,483,863	1,725,814	2,014,690	2,278,136	2,929,720	3,174,738	3,885,730	6,430,772	3,541,703
ING VP BOND PORTFOLIO										
Value at beginning of period	$17.40	$16.266	$15.147	$13.988	$14.270	$13.361	$12.493	$12.212	$10.457	$11.006
Value at end of period	$18.27	$17.40	$16.266	$15.147	$13.988	$14.270	$13.361	$12.493	$12.212	$10.457
Number of accumulation units outstanding at end of period	688,345	807,470	862,575	722,494	887,371	1,129,589	1,168,988	1,947,629	4,853,662	1,988,960
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO										
(Funds were first received in this option during May 2000)										
Value at beginning of period	$2.57	$4.436	$5.831	$9.558						
Value at end of period	$3.70	$2.57	$4.436	$5.831						
Number of accumulation units outstanding at end of period	325,256	240,058	172,469	127,430						
ING VP GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$15.16	$20.465	$25.397	$28.883	$24.907	$22.028	$17.173	$13.972	$10.698	$10.940
Value at end of period	$18.87	$15.16	$20.465	$25.397	$28.883	$24.907	$22.028	$17.173	$13.972	$10.698
Number of accumulation units outstanding at end of period	3,649,456	4,278,162	5,447,988	6,188,910	7,212,849	9,491,619	10,689,845	15,372,944	30,554,957	11,117,383

Condensed Financial Information (continued)

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
ING VP GROWTH OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$6.02	$8.260								
Value at end of period	$7.91	$6.02								
Number of accumulation units outstanding at end of period	1,130	63,829								
ING VP GROWTH PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$10.49	$14.953	$20.761	$23.875	$17.912	$13.173	$14.437			
Value at end of period	$13.51	$10.49	$14.953	$20.761	$23.875	$17.912	$13.173			
Number of accumulation units outstanding at end of period	62,049	84,933	114,785	133,052	172,425	140,522	2,695			
ING VP INDEX PLUS LARGECAP PORTFOLIO										
(The initial accumulation unit value was established at $10.000 during September 1996, when the portfolio became available under the contract)										
Value at beginning of period	$13.63	$17.587	$20.618	$23.044	$18.772	$14.444	$10.924	$10.000		
Value at end of period	$16.98	$13.63	$17.587	$20.618	$23.044	$18.772	$14.444	$10.924		
Number of accumulation units outstanding at end of period	308,018	288,486	331,962	331,181	347,854	527,155	266,429	89,498		
ING VP INDEX PLUS MIDCAP PORTFOLIO										
(Funds were first received in this option during May 1998)										
Value at beginning of period	$12.48	$14.374	$14.751	$12.455	$10.891	$10.107				
Value at end of period	$16.32	$12.48	$14.374	$14.751	$12.455	$10.891				
Number of accumulation units outstanding at end of period	165,078	138,191	107,714	90,357	6,907	17,011				
ING VP INDEX PLUS SMALLCAP PORTFOLIO										
(Funds were first received in this option during May 1998)										
Value at beginning of period	$9.07	$10.579	$10.461	$9.645	$8.815	$9.996				
Value at end of period	$12.19	$9.07	$10.579	$10.461	$9.645	$8.815				
Number of accumulation units outstanding at end of period	97,816	128,310	51,505	28,764	15,816	55,564				
ING VP INTERNATIONAL EQUITY PORTFOLIO										
(Funds were first received in this option during May 1998)										
Value at beginning of period	$6.25	$8.632	$11.484	$14.594	$9.765	$10.149				
Value at end of period	$8.15	$6.25	$8.632	$11.484	$14.594	$9.765				
Number of accumulation units outstanding at end of period	5,720	6,876	16,486	19,208	10,655	35,872				
ING VP INTERNATIONAL VALUE PORTFOLIO										
(Funds were first received in this option during December 2002)										
Value at beginning of period	$8.83	$9.860								
Value at end of period	$10.23	$8.83								
Number of accumulation units outstanding at end of period	21,662	5,856								

Condensed Financial Information (continued)

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
ING VP MAGNACAP PORTFOLIO										
(Funds were first received in this option during May 2003)										
Value at beginning of period	$7.45									
Value at end of period	$8.83									
Number of accumulation units outstanding at end of period	561									
ING VP MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during August 2002)										
Value at beginning of period	$6.92	$7.640								
Value at end of period	$9.33	$6.92								
Number of accumulation units outstanding at end of period	12,645	32								
ING VP MONEY MARKET PORTFOLIO										
Value at beginning of period	$13.95	$13.905	$13.547	$12.894	$12.425	$11.930	$11.453	$11.007	$10.509	$10.223
Value at end of period	$13.91	$13.95	$13.905	$13.547	$12.894	$12.425	$11.930	$11.453	$11.007	$10.509
Number of accumulation units outstanding at end of period	760,049	1,044,246	1,134,800	894,024	1,034,154	1,146,661	974,714	1,984,269	4,354,272	1,822,449
ING VP NATURAL RESOURCES TRUST										
Value at beginning of period	$11.66	$12.062	$14.530	$12.428	$11.030	$13.896	$13.132	$10.479	$9.079	$9.716
Value at end of period	$15.03	$11.66	$12.062	$14.530	$12.428	$11.030	$13.896	$13.132	$10.479	$9.079
Number of accumulation units outstanding at end of period	36,295	38,148	40,257	44,844	57,916	89,735	149,149	115,869	162,462	141,076
ING VP SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$14.46	$19.070	$18.568	$17.617	$13.633	$13.654	$13.503			
Value at end of period	$19.63	$14.46	$19.070	$18.568	$17.617	$13.633	$13.654			
Number of accumulation units outstanding at end of period	52,308	49,493	51,364	64,122	19,165	91,992	17,392			
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during November 2002)										
Value at beginning of period	$4.98	$5.520								
Value at end of period	$6.82	$4.98								
Number of accumulation units outstanding at end of period	12,598	8,679								
ING VP STRATEGIC ALLOCATION BALANCED PORTFOLIO										
(The initial accumulation unit value was established at $10.000 during August 1995, when the fund became available under the contract)										
Value at beginning of period	$13.37	$14.966	$16.295	$16.431	$15.095	$14.432	$12.430	$10.594	$10.000	
Value at end of period	$15.78	$13.37	$14.966	$16.295	$16.431	$15.095	$14.432	$12.430	$10.594	
Number of accumulation units outstanding at end of period	77,501	89,224	99,986	99,845	115,324	218,649	175,559	74,128	16,953	

84

Condensed Financial Information (continued)

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO										
(The initial accumulation unit value was established at $10.000 during August 1995, when the fund became available under the contract)										
Value at beginning of period	$13.07	$15.344	$17.566	$17.905	$15.855	$15.392	$12.999	$10.652	$10.000	
Value at end of period	$16.05	$13.07	$15.344	$17.566	$17.905	$15.855	$15.392	$12.999	$10.652	
Number of accumulation units outstanding at end of period	75,583	72,637	76,069	79,352	96,551	274,115	317,579	99,589	16,791	
ING VP STRATEGIC ALLOCATION INCOME PORTFOLIO										
(The initial accumulation unit value was established at $10.000 during August 1995, when the fund became available under the contract)										
Value at beginning of period	$14.02	$14.844	$15.397	$14.875	$14.064	$13.317	$11.776	$10.443	$10.000	
Value at end of period	$15.74	$14.02	$14.844	$15.397	$14.875	$14.064	$13.317	$11.776	$10.443	
Number of accumulation units outstanding at end of period	52,209	88,782	82,972	99,655	111,343	197,742	133,741	25,977	2,222	
ING VP VALUE OPPORTUNITY PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$13.44	$18.388	$20.602	$18.930	$16.030	$13.261	$12.904			
Value at end of period	$16.54	$13.44	$18.388	$20.602	$18.930	$16.030	$13.261			
Number of accumulation units outstanding at end of period	48,691	66,506	68,336	27,040	23,354	60,870	6,194			
JANUS ASPEN BALANCED PORTFOLIO										
(The initial accumulation unit value was established at $10.000 during August 1995, when the fund became available under the contract)										
Value at beginning of period	$20.89	$22.613	$24.030	$24.886	$19.880	$14.990	$12.431	$10.835	$10.000	
Value at end of period	$23.53	$20.89	$22.613	$24.030	$24.886	$19.880	$14.990	$12.431	$10.835	
Number of accumulation units outstanding at end of period	452,635	555,952	594,286	582,229	527,201	334,508	193,429	74,184	7,772	
JANUS ASPEN FLEXIBLE INCOME PORTFOLIO										
(The initial accumulation unit value was established at $10.000 during October 1994, when the funds were first received in this option)										
Value at beginning of period	$18.96	$17.375	$16.331	$15.562	$15.509	$14.393	$13.040	$12.094	$9.886	$10.000
Value at end of period	$19.92	$18.96	$17.375	$16.331	$15.562	$15.509	$14.393	$13.040	$12.094	$9.886
Number of accumulation units outstanding at end of period	119,900	171,616	114,775	62,404	73,596	85,517	109,812	96,128	84,048	15,893

Condensed Financial Information (continued)

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
JANUS ASPEN GROWTH PORTFOLIO (The initial accumulation unit value was established at $10.000 during August 1995, when the fund became available under the contract)										
Value at beginning of period	$13.37	$18.419	$24.782	$29.366	$20.651	$15.414	$12.716	$10.870	$10.000	
Value at end of period	$17.39	$13.37	$18.419	$24.782	$29.366	$20.651	$15.414	$12.716	$10.870	
Number of accumulation units outstanding at end of period	275,014	338,649	458,627	541,342	432,037	217,310	179,226	132,465	26,022	
JANUS ASPEN MID CAP GROWTH PORTFOLIO (The initial accumulation unit value was established at $10.000 during October 1994, when the funds were first received in this option)										
Value at beginning of period	$13.03	$18.313	$30.628	$45.486	$20.433	$15.410	$13.850	$12.992	$10.319	$10.000
Value at end of period	$17.39	$13.03	$18.313	$30.628	$45.486	$20.433	$15.410	$13.850	$12.992	$10.319
Number of accumulation units outstanding at end of period	516,538	566,618	759,840	986,825	828,592	512,154	469,230	590,904	723,839	131,702
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO (The initial accumulation unit value was established at $10.000 during August 1995, when the fund became available under the contract)										
Value at beginning of period	$16.25	$22.088	$28.839	$34.626	$21.320	$16.745	$13.880	$10.893	$10.000	
Value at end of period	$19.90	$16.25	$22.088	$28.839	$34.626	$21.320	$16.745	$13.880	$10.893	
Number of accumulation units outstanding at end of period	482,318	609,559	760,308	966,698	902,510	1,069,704	953,522	520,275	227,582	
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO (Funds were first received in this option during May 2002)										
Value at beginning of period	$7.85	$9.510								
Value at end of period	$10.16	$7.85								
Number of accumulation units outstanding at end of period	97,606	32,821								
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO (Funds were first received in this option during May 2002)										
Value at beginning of period	$9.87	$9.720								
Value at end of period	$10.25	$9.87								
Number of accumulation units outstanding at end of period	24,027	5,655								
OPPENHEIMER GLOBAL SECURITIES FUND/VA (Funds were first received in this option during May 1998)										
Value at beginning of period	$10.87	$14.137	$16.275	$15.681	$10.018	$10.027				
Value at end of period	$15.35	$10.87	$14.137	$16.275	$15.681	$10.018				
Number of accumulation units outstanding at end of period	139,241	124,643	112,013	93,133	12,402	3,998				

Condensed Financial Information (continued)

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
OPPENHEIMER STRATEGIC BOND FUND/VA										
(Funds were first received in this option during May 1998)										
Value at beginning of period	$11.19	$10.545	$10.185	$10.048	$9.895	$9.952				
Value at end of period	$13.05	$11.19	$10.545	$10.185	$10.048	$9.895				
Number of accumulation units outstanding at end of period	38,834	10,728	9,854	831	5,340	3,006				
PIONEER EQUITY INCOME VCT PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$7.99	$9.670								
Value at end of period	$9.67	$7.99								
Number of accumulation units outstanding at end of period	21,898	13,107								
PIONEER FUND VCT PORTFOLIO										
(Funds were first received in this option during September 2003)										
Value at beginning of period	$8.46									
Value at end of period	$9.21									
Number of accumulation units outstanding at end of period	29									
PIONEER MID CAP VALUE VCT PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$8.73	$10.560								
Value at end of period	$11.86	$8.73								
Number of accumulation units outstanding at end of period	11,462	1,623								

87

TABLE IV
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.50%
INCLUDING A 0.25% ADMINISTRATIVE EXPENSE CHARGE BEGINNING APRIL 7, 1997
(Selected data for accumulation units outstanding throughout each period)

	2003	2002	2001	2000	1999	1998	1997
AIM V.I. CORE EQUITY FUND							
(Funds were first received in this option during May 2001)							
Value at beginning of period	$6.22	$7.483	$8.933				
Value at end of period	$7.63	$6.22	$7.483				
Number of accumulation units outstanding at end of period	855	2,326	2,154				
AIM V.I. GROWTH FUND							
(Funds were first received in this option during January 2000)							
Value at beginning of period	$4.18	$6.146	$9.437	$12.347			
Value at end of period	$5.40	$4.18	$6.146	$9.437			
Number of accumulation units outstanding at end of period	465	0	307	279			
AIM V.I. PREMIER EQUITY FUND							
(Funds were first received in this option during April 2001)							
Value at beginning of period	$5.71	$8.318	$9.203				
Value at end of period	$7.04	$5.71	$8.318				
Number of accumulation units outstanding at end of period	92	50	13				
FIDELITY® VIP CONTRAFUND® PORTFOLIO							
(Funds were first received in this option during April 1997)							
Value at beginning of period	$17.08	$19.126	$22.126	$24.052	$19.649	$15.346	$12.473
Value at end of period	$21.61	$17.08	$19.126	$22.126	$24.052	$19.649	$15.346
Number of accumulation units outstanding at end of period	27,755	24,256	20,194	19,458	20,988	20,297	19,168
FIDELITY® VIP EQUITY-INCOME PORTFOLIO							
(Funds were first received in this option during April 1997)							
Value at beginning of period	$14.85	$18.147	$19.384	$18.147	$17.325	$15.755	$12.668
Value at end of period	$19.06	$14.85	$18.147	$19.384	$18.147	$17.325	$15.755
Number of accumulation units outstanding at end of period	15,134	13,069	11,575	4,142	8,863	6,720	9,385
FIDELITY® VIP GROWTH PORTFOLIO							
(Funds were first received in this option during April 1997)							
Value at beginning of period	$12.65	$18.369	$22.646	$25.822	$19.072	$13.879	$11.373
Value at end of period	$16.55	$12.65	$18.369	$22.646	$25.822	$19.072	$13.879
Number of accumulation units outstanding at end of period	10,940	9,054	11,273	13,914	23,653	17,622	8,432

	2003	2002	2001	2000	1999	1998	1997
FIDELITY® VIP OVERSEAS PORTFOLIO							
(Funds were first received in this option during April 1997)							
Value at beginning of period	$9.37	$11.935	$15.370	$19.287	$13.727	$12.358	$11.356
Value at end of period	$13.24	$9.37	$11.935	$15.370	$19.287	$13.727	$12.358
Number of accumulation units outstanding at end of period	2,046	837	846	878	1,319	1,827	2,264
ING ALGER AGGRESSIVE GROWTH PORTFOLIO							
(Funds were first received in this option during March 2003)							
Value at beginning of period	$6.95						
Value at end of period	$10.20						
Number of accumulation units outstanding at end of period	1,574						
ING BARON SMALL CAP GROWTH PORTFOLIO							
(Funds were first received in this option during March 2003)							
Value at beginning of period	$8.06						
Value at end of period	$11.40						
Number of accumulation units outstanding at end of period	905						
ING JPMORGAN FLEMING INTERNATIONAL PORTFOLIO							
(Funds were first received in this option during November 1997)							
Value at beginning of period	$15.05	$18.654	$25.917	$32.718	$20.966	$17.870	$17.653
Value at end of period	$19.20	$15.05	$18.654	$25.917	$32.718	$20.966	$17.870
Number of accumulation units outstanding at end of period	4,784	3,904	3,764	5,490	5,869	5,411	4,502
ING JPMORGAN MIDCAP VALUE PORTFOLIO							
(Funds were first received in this option during December 2003)							
Value at beginning of period	$11.44						
Value at end of period	$11.73						
Number of accumulation units outstanding at end of period	178						
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during November 1997)							
Value at beginning of period	$18.46	$26.840	$36.213	$38.987	$26.598	$21.304	$21.005
Value at end of period	$23.30	$18.46	$26.840	$36.213	$38.987	$26.598	$21.304
Number of accumulation units outstanding at end of period	6,266	3,746	3,303	4,077	3,143	1,926	2,468
ING OPCAP BALANCED VALUE PORTFOLIO							
(Funds were first received in this option during June 2003)							
Value at beginning of period	$9.27						
Value at end of period	$10.24						
Number of accumulation units outstanding at end of period	6,658						
ING PIMCO TOTAL RETURN PORTFOLIO							
(Funds were first received in this option during July 2002)							
Value at beginning of period	$10.70	$10.230					
Value at end of period	$10.97	$10.70					
Number of accumulation units outstanding at end of period	21,337	17,743					

	2003	2002	2001	2000	1999	1998	1997
ING SALOMON BROTHERS AGGRESSIVE GROWTH PORTFOLIO							
(Funds were first received in this option during November 1997)							
Value at beginning of period	$9.50	$14.908	$20.236	$28.843	$19.405	$15.192	$15.386
Value at end of period	$12.93	$9.50	$14.908	$20.236	$28.843	$19.405	$15.192
Number of accumulation units outstanding at end of period	12,216	6,742	7,437	12,426	11,547	13,060	11,491
ING SALOMON BROTHERS FUNDAMENTAL VALUE PORTFOLIO							
(Funds were first received in this option during August 2003)							
Value at beginning of period	$8.91						
Value at end of period	$10.34						
Number of accumulation units outstanding at end of period	2,433						
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO							
(Funds were first received in this option during November 1997)							
Value at beginning of period	$14.33	$18.964	$21.443	$21.773	$18.068	$14.374	$14.090
Value at end of period	$18.48	$14.33	$18.964	$21.443	$21.773	$18.068	$14.374
Number of accumulation units outstanding at end of period	9,106	5,445	9,150	9,182	10,244	16,259	14,429
ING UBS U.S. ALLOCATION PORTFOLIO							
(Funds were first received in this option during November 2003)							
Value at beginning of period	$8.94						
Value at end of period	$9.51						
Number of accumulation units outstanding at end of period	35						
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO							
(Funds were first received in this option during November 1997)							
Value at beginning of period	$10.22	$13.812	$17.723	$18.834	$15.414	$12.721	$12.975
Value at end of period	$12.58	$10.22	$13.812	$17.723	$18.834	$15.414	$12.721
Number of accumulation units outstanding at end of period	9,364	11,476	12,675	15,099	18,743	21,363	17,743
ING VP BALANCED PORTFOLIO, INC.							
(Funds were first received in this option during April 1997)							
Value at beginning of period	$19.96	$22.588	$23.939	$24.436	$21.834	$18.954	$15.823
Value at end of period	$23.37	$19.96	$22.588	$23.939	$24.436	$21.834	$18.954
Number of accumulation units outstanding at end of period	9,943	14,552	16,028	16,800	28,079	30,064	25,112
ING VP BOND PORTFOLIO							
(Funds were first received in this option during April 1997)							
Value at beginning of period	$17.16	$16.075	$15.007	$13.893	$14.208	$13.337	$12.417
Value at end of period	$17.96	$17.16	$16.075	$15.007	$13.893	$14.208	$13.337
Number of accumulation units outstanding at end of period	9,061	13,060	13,589	7,623	22,155	18,429	36,018
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO							
(Funds were first received in this option during July 2000)							
Value at beginning of period	$2.55	$4.417	$5.821	$10.754			
Value at end of period	$3.66	$2.55	$4.417	$5.821			
Number of accumulation units outstanding at end of period	27,034	17,615	13,314	8,565			

Condensed Financial Information (continued)

	2003	2002	2001	2000	1999	1998	1997
ING VP GROWTH AND INCOME PORTFOLIO							
(Funds were first received in this option during April 1997)							
Value at beginning of period	$14.94	$20.224	$25.162	$28.686	$24.800	$21.988	$17.728
Value at end of period	$18.56	$14.94	$20.224	$25.162	$28.686	$24.800	$21.988
Number of accumulation units outstanding at end of period	52,583	64,045	80,698	91,088	134,360	148,051	188,162
ING VP GROWTH PORTFOLIO							
(Funds were first received in this option during May 1998)							
Value at beginning of period	$10.34	$14.777	$20.569	$23.713	$17.834	$15.727	
Value at end of period	$13.28	$10.34	$14.777	$20.569	$23.713	$17.834	
Number of accumulation units outstanding at end of period	1,935	1,844	8,427	9,672	5,532	2,089	
ING VP INDEX PLUS LARGECAP PORTFOLIO							
(Funds were first received in this option during April 1997)							
Value at beginning of period	$13.44	$17.381	$20.427	$22.887	$18.691	$14.418	$11.345
Value at end of period	$16.70	$13.44	$17.381	$20.427	$22.887	$18.691	$14.418
Number of accumulation units outstanding at end of period	19,668	20,458	25,188	24,239	31,248	23,367	11,672
ING VP INDEX PLUS MIDCAP PORTFOLIO							
(Funds were first received in this option during October 1998)							
Value at beginning of period	$12.33	$14.242	$14.653	$12.403	$10.872	$8.579	
Value at end of period	$16.09	$12.33	$14.242	$14.653	$12.403	$10.872	
Number of accumulation units outstanding at end of period	14,643	10,079	5,969	1,566	1,361	1,230	
ING VP INDEX PLUS SMALLCAP PORTFOLIO							
(Funds were first received in this option during September 1998)							
Value at beginning of period	$8.96	$10.481	$10.391	$9.604	$8.800	$7.685	
Value at end of period	$12.02	$8.96	$10.481	$10.391	$9.604	$8.800	
Number of accumulation units outstanding at end of period	6,964	6,481	4,090	964	1,041	807	
ING VP INTERNATIONAL VALUE PORTFOLIO							
(Funds were first received in this option during July 2002)							
Value at beginning of period	$7.95	$8.490					
Value at end of period	$10.17	$7.95					
Number of accumulation units outstanding at end of period	5,676	4,254					
ING VP MIDCAP OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during November 2002)							
Value at beginning of period	$6.89	$7.790					
Value at end of period	$6.71	$6.89					
Number of accumulation units outstanding at end of period	0	449					
ING VP MONEY MARKET PORTFOLIO							
(Funds were first received in this option during April 1997)							
Value at beginning of period	$13.76	$13.741	$13.422	$12.806	$12.372	$11.908	$11.572
Value at end of period	$13.67	$13.76	$13.741	$13.422	$12.806	$12.372	$11.908
Number of accumulation units outstanding at end of period	3,356	8,794	4,687	6,362	28,274	32,767	23,882

91

Condensed Financial Information (continued)

	2003	2002	2001	2000	1999	1998	1997
ING VP NATURAL RESOURCES TRUST							
(Funds were first received in this option during April 1997)							
Value at beginning of period	$11.50	$11.920	$14.395	$12.344	$10.982	$13.870	$12.300
Value at end of period	$14.78	$11.50	$11.920	$14.395	$12.344	$10.982	$13.870
Number of accumulation units outstanding at end of period	32	32	32	33	191	753	4,339
ING VP SMALL COMPANY PORTFOLIO							
(Funds were first received in this option during January 1998)							
Value at beginning of period	$14.25	$18.845	$18.396	$17.497	$13.574	$13.320	
Value at end of period	$19.30	$14.25	$18.845	$18.396	$17.497	$13.574	
Number of accumulation units outstanding at end of period	4,087	1,379	1,605	1,843	1,733	797	
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during October 2003)							
Value at beginning of period	$6.44						
Value at end of period	$6.78						
Number of accumulation units outstanding at end of period	520						
ING VP STRATEGIC ALLOCATION BALANCED PORTFOLIO							
(Funds were first received in this option during April 1997)							
Value at beginning of period				$16.319	$15.030	$14.406	$12.428
Value at end of period				$15.812	$16.319	$15.030	$14.406
Number of accumulation units outstanding at end of period				0	470	458	7,855
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO							
(Funds were first received in this option during April 1997)							
Value at beginning of period	$12.88	$15.163	$17.403	$17.783	$15.786	$15.364	$12.994
Value at end of period	$15.78	$12.88	$15.163	$17.403	$17.783	$15.786	$15.364
Number of accumulation units outstanding at end of period	2,270	670	671	775	1,438	1,718	911
ING VP STRATEGIC ALLOCATION INCOME PORTFOLIO							
(Funds were first received in this option during May 1997)							
Value at beginning of period				$14.774	$14.003	$13.292	$12.076
Value at end of period				$14.898	$14.774	$14.003	$13.292
Number of accumulation units outstanding at end of period				0	502	1,188	397
ING VP VALUE OPPORTUNITY PORTFOLIO							
(Funds were first received in this option during March 1998)							
Value at beginning of period	$13.25	$18.172	$20.412	$18.801	$15.960	$14.467	
Value at end of period	$16.27	$13.25	$18.172	$20.412	$18.801	$15.960	
Number of accumulation units outstanding at end of period	2,047	1,698	3,848	762	299	54	
JANUS ASPEN BALANCED PORTFOLIO							
(Funds were first received in this option during April 1997)							
Value at beginning of period	$20.60	$22.348	$23.807	$24.717	$19.794	$14.963	$12.742
Value at end of period	$23.14	$20.60	$22.348	$23.807	$24.717	$19.794	$14.963
Number of accumulation units outstanding at end of period	5,148	7,451	9,179	6,368	6,163	7,705	7,255

	2003	2002	2001	2000	1999	1998	1997
JANUS ASPEN FLEXIBLE INCOME PORTFOLIO							
(Funds were first received in this option during April 1997)							
Value at beginning of period	$18.69	$17.170	$16.179	$15.456	$15.442	$14.367	$13.043
Value at end of period	$19.59	$18.69	$17.170	$16.179	$15.456	$15.442	$14.367
Number of accumulation units outstanding at end of period	3,409	3,310	1,348	3,166	2,080	3,883	2,833
JANUS ASPEN GROWTH PORTFOLIO							
(Funds were first received in this option during April 1997)							
Value at beginning of period	$13.18	$18.202	$24.552	$29.166	$20.562	$15.386	$12.975
Value at end of period	$17.10	$13.18	$18.202	$24.552	$29.166	$20.562	$15.386
Number of accumulation units outstanding at end of period	7,753	6,851	10,801	12,556	11,840	4,445	3,305
JANUS ASPEN MID CAP GROWTH PORTFOLIO							
(Funds were first received in this option during April 1997)							
Value at beginning of period	$12.85	$18.097	$30.344	$45.177	$20.345	$15.382	$12.282
Value at end of period	$17.10	$12.85	$18.097	$30.344	$45.177	$20.345	$15.382
Number of accumulation units outstanding at end of period	17,492	21,635	27,005	34,444	29,490	12,305	10,357
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO							
(Funds were first received in this option during April 1997)							
Value at beginning of period	$16.02	$21.829	$28.571	$34.390	$21.228	$16.714	$14.460
Value at end of period	$19.57	$16.02	$21.829	$28.571	$34.390	$21.228	$16.714
Number of accumulation units outstanding at end of period	17,910	23,371	30,915	33,746	31,115	28,230	23,481
LORD ABBETT SERIES FUND - GROWTH AND INCOME							
(Funds were first received in this option during July 2003)							
Value at beginning of period	$8.95						
Value at end of period	$10.10						
Number of accumulation units outstanding at end of period	5,135						
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO							
(Funds were first received in this option during February 2003)							
Value at beginning of period	$7.54						
Value at end of period	$10.19						
Number of accumulation units outstanding at end of period	533						
OPPENHEIMER GLOBAL SECURITIES FUND/VA							
(Funds were first received in this option during December 1998)							
Value at beginning of period	$10.74	$14.007	$16.166	$15.615	$10.001	$9.378	
Value at end of period	$15.14	$10.74	$14.007	$16.166	$15.615	$10.001	
Number of accumulation units outstanding at end of period	14,098	3,483	4,399	2,910	953	24	
OPPENHEIMER STRATEGIC BOND FUND/VA							
(Funds were first received in this option during December 1998)							
Value at beginning of period	$11.06	$10.449	$10.117	$10.006	$9.878	$9.886	
Value at end of period	$12.86	$11.06	$10.449	$10.117	$10.006	$9.878	
Number of accumulation units outstanding at end of period	228	152	152	153	114	67	

Condensed Financial Information (continued)

	2003	2002	2001	2000	1999	1998	1997
PIONEER EQUITY INCOME VCT PORTFOLIO							
(Funds were first received in this option during December 2003)							
Value at beginning of period	$9.30						
Value at end of period	$9.61						
Number of accumulation units outstanding at end of period	244						
PIONEER MID CAP VALUE VCT PORTFOLIO							
(Funds were first received in this option during March 2003)							
Value at beginning of period	$7.99						
Value at end of period	$11.79						
Number of accumulation units outstanding at end of period	317						

94

CONDENSED FINANCIAL INFORMATION

TABLE V
FOR CONTRACTS CONTAINING LIMITS ON FEES
(Selected data for accumulation units outstanding throughout each period)

	2003	2002	2001	2000	1999	1998	1997
FIDELITY® VIP CONTRAFUND® PORTFOLIO							
(Funds were first received in this option during June 1997)							
Value at beginning of period	$17.33	$19.354	$22.333	$24.217	$19.735	$15.374	$13.535
Value at end of period	$21.98	$17.33	$19.354	$22.333	$24.217	$19.735	$15.374
Number of accumulation units outstanding at end of period	22,238	18,503	11,769	8,064	13,750	14,618	13,675
FIDELITY® VIP EQUITY-INCOME PORTFOLIO							
(Funds were first received in this option during June 1997)							
Value at beginning of period	$15.06	$18.363	$19.565	$18.272	$17.400	$15.784	$14.017
Value at end of period	$19.39	$15.06	$18.363	$19.565	$18.272	$17.400	$15.784
Number of accumulation units outstanding at end of period	16,683	28,494	5,108	7,656	11,370	13,539	35,342
FIDELITY® VIP GROWTH PORTFOLIO							
(Funds were first received in this option during June 1997)							
Value at beginning of period	$12.83	$18.588	$22.858	$25.999	$19.155	$13.904	$12.498
Value at end of period	$16.83	$12.83	$18.588	$22.858	$25.999	$19.155	$13.904
Number of accumulation units outstanding at end of period	13,739	16,200	30,698	29,626	32,858	24,195	3,029
FIDELITY® VIP OVERSEAS PORTFOLIO							
(Funds were first received in this option during November 2003)							
Value at beginning of period	$12.60						
Value at end of period	$13.46						
Number of accumulation units outstanding at end of period	680						
ING JPMORGAN FLEMING INTERNATIONAL PORTFOLIO							
(Funds were first received in this option during November 1997)							
Value at beginning of period	$15.27	$18.876	$26.160	$32.942	$21.057	$17.903	$17.682
Value at end of period	$19.52	$15.27	$18.876	$26.160	$32.942	$21.057	$17.903
Number of accumulation units outstanding at end of period	1,614	1,614	2,389	4,808	4,496	5,245	3,986
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during November 1997)							
Value at beginning of period	$18.73	$27.159	$36.551	$39.254	$26.713	$21.343	$21.038
Value at end of period	$23.69	$18.73	$27.159	$36.551	$39.254	$26.713	$21.343
Number of accumulation units outstanding at end of period	5,195	9,460	9,287	11,362	9,451	9,947	8,563
ING MFS TOTAL RETURN PORTFOLIO							
(Funds were first received in this option during July 2003)							
Value at beginning of period	$10.60						
Value at end of period	$11.29						
Number of accumulation units outstanding at end of period	1,354						

95

Condensed Financial Information (continued)

	2003	2002	2001	2000	1999	1998	1997
ING SALOMON BROTHERS AGGRESSIVE GROWTH PORTFOLIO							
(Funds were first received in this option during November 1997)							
Value at beginning of period	$9.64	$15.086	$20.426	$29.040	$19.489	$15.219	$15.411
Value at end of period	$13.15	$9.64	$15.086	$20.426	$29.040	$19.489	$15.219
Number of accumulation units outstanding at end of period	15,712	9,981	15,417	13,795	12,142	11,330	11,848
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO							
(Funds were first received in this option during November 1997)							
Value at beginning of period	$14.54	$19.189	$21.643	$21.922	$18.146	$14.400	$14.112
Value at end of period	$18.80	$14.54	$19.189	$21.643	$21.922	$18.146	$14.400
Number of accumulation units outstanding at end of period	9,380	6,422	6,688	4,920	4,491	4,730	3,310
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO							
(Funds were first received in this option during November 1997)							
Value at beginning of period	$10.37	$13.976	$17.889	$18.963	$15.481	$12.744	$12.995
Value at end of period	$12.79	$10.37	$13.976	$17.889	$18.963	$15.481	$12.744
Number of accumulation units outstanding at end of period	108,922	121,245	141,938	162,448	135,420	148,963	141,582
ING VP BALANCED PORTFOLIO, INC.							
(Funds were first received in this option during June 1997)							
Value at beginning of period	$20.53	$23.119	$24.379	$24.762	$22.015	$19.016	$16.898
Value at end of period	$24.16	$20.53	$23.119	$24.379	$24.762	$22.015	$19.016
Number of accumulation units outstanding at end of period	210,963	226,171	340,426	361,203	383,141	452,764	477,504
ING VP BOND PORTFOLIO							
(Funds were first received in this option during June 1997)							
Value at beginning of period	$17.55	$16.378	$15.229	$14.042	$14.304	$13.373	$12.747
Value at end of period	$18.45	$17.55	$16.378	$15.229	$14.042	$14.304	$13.373
Number of accumulation units outstanding at end of period	248,725	332,174	362,413	364,573	387,135	452,992	489,431
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO							
(Funds were first received in this option during August 2000)							
Value at beginning of period	$2.59	$4.454	$5.841	$9.564			
Value at end of period	$3.73	$2.59	$4.454	$5.841			
Number of accumulation units outstanding at end of period	$10,422	1,785	7,505	7,135			
ING VP GROWTH AND INCOME PORTFOLIO							
(Funds were first received in this option during June 1997)							
Value at beginning of period	$15.37	$20.700	$25.624	$29.069	$25.005	$22.060	$19.527
Value at end of period	$19.19	$15.37	$20.700	$25.624	$29.069	$25.005	$22.060
Number of accumulation units outstanding at end of period	1,674,699	1,943,271	2,540,138	2,862,933	3,297,663	3,821,349	4,106,796
ING VP INDEX PLUS LARGECAP PORTFOLIO							
(Funds were first received in this option during August 2001)							
Value at beginning of period		$17.668	$18.720				
Value at end of period		$16.46	$17.668				
Number of accumulation units outstanding at end of period		0	2,331				

	2003	2002	2001	2000	1999	1998	1997
ING VP MONEY MARKET PORTFOLIO							
(Funds were first received in this option during June 1997)							
Value at beginning of period	$13.95	$13.905	$13.547	$12.894	$12.425	$11.930	$11.654
Value at end of period	$13.91	$13.95	$13.905	$13.547	$12.894	$12.425	$11.930
Number of accumulation units outstanding at end of period	236,795	340,943	362,580	424,946	457,619	505,775	580,412
ING VP NATURAL RESOURCES TRUST							
(Funds were first received in this option during June 1997)							
Value at beginning of period	$11.66	$12.062	$14.530	$12.428	$11.030	$13.896	$13.610
Value at end of period	$15.03	$11.66	$12.062	$14.530	$12.428	$11.030	$13.896
Number of accumulation units outstanding at end of period	882	882	1,753	1,753	1,753	1,753	1,753
ING VP STRATEGIC ALLOCATION BALANCED PORTFOLIO							
(Funds were first received in this option during June 1997)							
Value at beginning of period	$13.63	$15.207	$16.499	$16.579	$15.179	$14.461	$13.178
Value at end of period	$16.14	$13.63	$15.207	$16.499	$16.579	$15.179	$14.461
Number of accumulation units outstanding at end of period	9,896	9,897	9,895	9,913	9,939	10,769	10,798
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO							
(Funds were first received in this option during June 1997)							
Value at beginning of period	$13.33	$15.591	$17.786	$18.066	$15.942	$15.422	$13.943
Value at end of period	$16.42	$13.33	$15.591	$17.786	$18.066	$15.942	$15.422
Number of accumulation units outstanding at end of period	18,356	19,199	21,776	21,776	21,776	24,014	23,868
ING VP STRATEGIC ALLOCATION INCOME PORTFOLIO							
(Funds were first received in this option during July 2002 and June 1997)							
Value at beginning of period	$14.30	$14.410			$14.141	$13.343	$12.335
Value at end of period	$16.10	$14.30			$14.497	$14.141	$13.343
Number of accumulation units outstanding at end of period	20,520	22,791			0	1,958	2,254
JANUS ASPEN BALANCED PORTFOLIO							
(Funds were first received in this option during June 1997)							
Value at beginning of period	$20.89	$22.613	$24.030	$24.886	$19.880	$14.990	$13.554
Value at end of period	$23.53	$20.89	$22.613	$24.030	$24.886	$19.880	$14.990
Number of accumulation units outstanding at end of period	12,261	23,295	30,038	16,214	12,101	6,712	2,819
JANUS ASPEN FLEXIBLE INCOME PORTFOLIO							
(Funds were first received in this option during February 1998)							
Value at beginning of period	$18.96	$17.375	$16.331	$15.562	$15.509	$14.630	
Value at end of period	$19.92	$18.96	$17.375	$16.331	$15.562	$15.509	
Number of accumulation units outstanding at end of period	6,728	8,978	3,110	3,110	3,110	5,158	
JANUS ASPEN GROWTH PORTFOLIO							
(Funds were first received in this option during June 1997)							
Value at beginning of period	$13.37	$18.419	$24.782	$29.366	$20.651	$15.414	$13.985
Value at end of period	$17.39	$13.37	$18.419	$24.782	$29.366	$20.651	$15.414
Number of accumulation units outstanding at end of period	21,577	22,476	45,290	46,192	29,284	1,028	750

Condensed Financial Information (continued)

	2003	2002	2001	2000	1999	1998	1997
JANUS ASPEN MID CAP GROWTH PORTFOLIO							
(Funds were first received in this option during June 1997)							
Value at beginning of period	$13.03	$18.313	$30.628	$45.486	$20.433	$15.410	$13.806
Value at end of period	$17.39	$13.03	$18.313	$30.628	$45.486	$20.433	$15.410
Number of accumulation units outstanding at end of period	19,778	27,927	34,366	37,118	34,550	24,373	19,818
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO							
(Funds were first received in this option during June 1997)							
Value at beginning of period	$16.25	$22.088	$28.839	$34.626	$21.320	$16.745	$15.851
Value at end of period	$19.90	$16.25	$22.088	$28.839	$34.626	$21.320	$16.745
Number of accumulation units outstanding at end of period	20,915	26,439	36,002	42,596	44,861	45,971	44,433

CONDENSED FINANCIAL INFORMATION

TABLE VI
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.95%
(Selected data for accumulation units outstanding throughout each period)

	2003	2002
AIM V.I. CORE EQUITY FUND		
(Funds were first received in this option during February 2003)		
Value at beginning of period	$9.05	
Value at end of period	$11.86	
Number of accumulation units outstanding at end of period	11	
CALVERT SOCIAL BALANCED PORTFOLIO		
(Funds were first received in this option during February 2003)		
Value at beginning of period	$9.55	
Value at end of period	$11.56	
Number of accumulation units outstanding at end of period	391	
FIDELITY® VIP CONTRAFUND® PORTFOLIO		
(Funds were first received in this option during December 2002)		
Value at beginning of period	$17.33	$9.700
Value at end of period	$12.24	$17.33
Number of accumulation units outstanding at end of period	25,359	2,695
FIDELITY® VIP EQUITY-INCOME PORTFOLIO		
(Funds were first received in this option during February 2003)		
Value at beginning of period	$8.78	
Value at end of period	$12.13	
Number of accumulation units outstanding at end of period	5,511	
FIDELITY® VIP GROWTH PORTFOLIO		
(Funds were first received in this option during February 2003)		
Value at beginning of period	$8.80	
Value at end of period	$12.19	
Number of accumulation units outstanding at end of period	5,490	
FIDELITY® VIP OVERSEAS PORTFOLIO		
(Funds were first received in this option during February 2003)		
Value at beginning of period	$8.09	
Value at end of period	$12.04	
Number of accumulation units outstanding at end of period	1,756	
FRANKLIN SMALL CAP VALUE SECURITIES FUND		
(Funds were first received in this option during February 2003)		
Value at beginning of period	$8.31	
Value at end of period	$12.02	
Number of accumulation units outstanding at end of period	1,539	

Condensed Financial Information (continued)

	2003	2002
ING ALGER AGGRESSIVE GROWTH PORTFOLIO		
(Funds were first received in this option during October 2003)		
Value at beginning of period	$12.26	
Value at end of period	$13.05	
Number of accumulation units outstanding at end of period	3,883	
ING AMERICAN CENTURY SMALL CAP VALUE PORTFOLIO		
(Funds were first received in this option during December 2002)		
Value at beginning of period	$9.30	$9.470
Value at end of period	$12.48	$9.30
Number of accumulation units outstanding at end of period	13,234	3,605
ING BARON SMALL CAP GROWTH PORTFOLIO		
(Funds were first received in this option during December 2002)		
Value at beginning of period	$9.68	$9.860
Value at end of period	$12.79	$9.68
Number of accumulation units outstanding at end of period	8,762	1,709
ING GOLDMAN SACHS® CAPITAL GROWTH PORTFOLIO		
(Funds were first received in this option during June 2003)		
Value at beginning of period	$10.64	
Value at end of period	$11.70	
Number of accumulation units outstanding at end of period	309	
ING JPMORGAN FLEMING INTERNATIONAL PORTFOLIO		
(Funds were first received in this option during February 2003)		
Value at beginning of period	$8.15	
Value at end of period	$11.27	
Number of accumulation units outstanding at end of period	575	
ING JPMORGAN MID CAP VALUE PORTFOLIO		
(Funds were first received in this option during January 2003)		
Value at beginning of period	$10.67	
Value at end of period	$13.32	
Number of accumulation units outstanding at end of period	14,795	
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO		
(Funds were first received in this option during February 2003)		
Value at beginning of period	$8.79	
Value at end of period	$11.86	
Number of accumulation units outstanding at end of period	287	
ING OPCAP BALANCED VALUE PORTFOLIO		
(Funds were first received in this option during October 2003)		
Value at beginning of period	$12.12	
Value at end of period	$12.69	
Number of accumulation units outstanding at end of period	2,348	

Condensed Financial Information (continued)

	2003	2002
ING PIMCO TOTAL RETURN PORTFOLIO		
(Funds were first received in this option during December 2002)		
Value at beginning of period	$10.72	$10.400
Value at end of period	$10.82	$10.72
Number of accumulation units outstanding at end of period	20,489	5,896
ING SALOMON BROTHERS AGGRESSIVE GROWTH PORTFOLIO		
(Funds were first received in this option during February 2003)		
Value at beginning of period	$8.77	
Value at end of period	$12.55	
Number of accumulation units outstanding at end of period	5,591	
ING SALOMON BROTHERS FUNDAMENTAL VALUE PORTFOLIO		
(Funds were first received in this option during July 2003)		
Value at beginning of period	$11.20	
Value at end of period	$12.80	
Number of accumulation units outstanding at end of period	1,191	
ING SALOMON BROTHERS INVESTORS VALUE PORTFOLIO		
(Funds were first received in this option during February 2003)		
Value at beginning of period	$8.82	
Value at end of period	$12.14	
Number of accumulation units outstanding at end of period	328	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO		
(Funds were first received in this option during February 2003)		
Value at beginning of period	$9.30	
Value at end of period	$12.68	
Number of accumulation units outstanding at end of period	3,154	
ING VAN KAMPEN COMSTOCK PORTFOLIO		
(Funds were first received in this option during February 2003)		
Value at beginning of period	$10.11	
Value at end of period	$12.38	
Number of accumulation units outstanding at end of period	7,313	
ING VP BALANCED PORTFOLIO, INC.		
(Funds were first received in this option during February 2003)		
Value at beginning of period	$9.56	
Value at end of period	$11.54	
Number of accumulation units outstanding at end of period	12	
ING VP BOND PORTFOLIO		
(Funds were first received in this option during February 2003)		
Value at beginning of period	$10.51	
Value at end of period	$10.94	
Number of accumulation units outstanding at end of period	4,656	

Condensed Financial Information (continued)

	2003	2002
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO		
(Funds were first received in this option during February 2003)		
Value at beginning of period	$8.44	
Value at end of period	$12.23	
Number of accumulation units outstanding at end of period	223	
ING VP GROWTH AND INCOME PORTFOLIO		
(Funds were first received in this option during December 2002)		
Value at beginning of period	$15.16	$9.420
Value at end of period	$11.38	$15.16
Number of accumulation units outstanding at end of period	69,060	94,985
ING VP GROWTH OPPORTUNITIES PORTFOLIO		
(Funds were first received in this option during February 2003)		
Value at beginning of period	$8.75	
Value at end of period	$11.74	
Number of accumulation units outstanding at end of period	1,082	
ING VP GROWTH PORTFOLIO		
(Funds were first received in this option during February 2003)		
Value at beginning of period	$9.04	
Value at end of period	$11.88	
Number of accumulation units outstanding at end of period	228	
ING VP INDEX PLUS LARGE CAP PORTFOLIO		
(Funds were first received in this option during February 2003)		
Value at beginning of period	$9.01	
Value at end of period	$11.86	
Number of accumulation units outstanding at end of period	2,725	
ING VP INDEX PLUS MID CAP PORTFOLIO		
(Funds were first received in this option during February 2003)		
Value at beginning of period	$9.09	
Value at end of period	$12.63	
Number of accumulation units outstanding at end of period	6,665	
ING VP INDEX PLUS SMALL CAP PORTFOLIO		
(Funds were first received in this option during February 2003)		
Value at beginning of period	$8.72	
Value at end of period	$12.66	
Number of accumulation units outstanding at end of period	1,290	
ING VP INTERNATIONAL VALUE PORTFOLIO		
(Funds were first received in this option during December 2002)		
Value at beginning of period	$8.83	$8.940
Value at end of period	$11.37	$8.83
Number of accumulation units outstanding at end of period	8,319	3,553

Condensed Financial Information (continued)

	2003	2002
ING VP MONEY MARKET PORTFOLIO		
(Funds were first received in this option during February 2003)		
Value at beginning of period	$10.02	
Value at end of period	$10.02	
Number of accumulation units outstanding at end of period	3,292	
ING VP SMALL COMPANY PORTFOLIO		
(Funds were first received in this option during February 2003)		
Value at beginning of period	$8.49	
Value at end of period	$12.44	
Number of accumulation units outstanding at end of period	1,096	
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO		
(Funds were first received in this option during October 2003)		
Value at beginning of period	$10.99	
Value at end of period	$11.71	
Number of accumulation units outstanding at end of period	234	
ING VP VALUE OPPORTUNITY PORTFOLIO		
(Funds were first received in this option during February 2003)		
Value at beginning of period	$8.61	
Value at end of period	$11.21	
Number of accumulation units outstanding at end of period	855	
JANUS ASPEN BALANCED PORTFOLIO		
(Funds were first received in this option during December 2002)		
Value at beginning of period	$20.89	$9.950
Value at end of period	$11.18	$20.89
Number of accumulation units outstanding at end of period	29,882	3,375
JANUS ASPEN FLEXIBLE INCOME PORTFOLIO		
(Funds were first received in this option during February 2003)		
Value at beginning of period	$10.66	
Value at end of period	$11.13	
Number of accumulation units outstanding at end of period	1,301	
JANUS ASPEN GROWTH PORTFOLIO		
(Funds were first received in this option during February 2003)		
Value at beginning of period	$8.72	
Value at end of period	$12.04	
Number of accumulation units outstanding at end of period	3,769	
JANUS ASPEN MID CAP GROWTH PORTFOLIO		
(Funds were first received in this option during February 2003)		
Value at beginning of period	$9.24	
Value at end of period	$12.78	
Number of accumulation units outstanding at end of period	5,301	

Condensed Financial Information (continued)

	2003	2002
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO		
(Funds were first received in this option during February 2003)		
Value at beginning of period	$8.44	
Value at end of period	$11.12	
Number of accumulation units outstanding at end of period	8,396	
LORD ABBETT SERIES FUND - GROWTH AND INCOME		
(Funds were first received in this option during February 2003)		
Value at beginning of period	$8.88	
Value at end of period	$12.27	
Number of accumulation units outstanding at end of period	4,057	
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO		
(Funds were first received in this option during December 2002)		
Value at beginning of period	$9.87	$10.090
Value at end of period	$12.20	$9.87
Number of accumulation units outstanding at end of period	2,838	4,844
OPPENHEIMER GLOBAL SECURITIES FUND/VA		
(Funds were first received in this option during February 2003)		
Value at beginning of period	$8.41	
Value at end of period	$12.73	
Number of accumulation units outstanding at end of period	12,870	
OPPENHEIMER STRATEGIC BOND FUND/VA		
(Funds were first received in this option during February 2003)		
Value at beginning of period	$10.65	
Value at end of period	$12.23	
Number of accumulation units outstanding at end of period	9,741	
PIONEER EQUITY INCOME VCT PORTFOLIO		
(Funds were first received in this option during February 2003)		
Value at beginning of period	$8.87	
Value at end of period	$11.55	
Number of accumulation units outstanding at end of period	2,133	
PIONEER MID CAP VALUE VCT PORTFOLIO		
(Funds were first received in this option during June 2003)		
Value at beginning of period	$11.16	
Value at end of period	$13.17	
Number of accumulation units outstanding at end of period	8	

FOR MASTER APPLICATIONS ONLY

I hereby acknowledge receipt of an Account B Group Deferred Variable Prospectus dated May 1, 2004 for Employer-Sponsored Deferred Compensation Plans, as well as a prospectus for the Guaranteed Accumulation Account and all current prospectuses pertaining to the variable investment options available under the Contracts.

___ Please send an Account B Statement of Additional Information (Form No. SAI.75996-04) dated May 1, 2004.

___ Please send the most recent annual and/or quarterly report of ING Life Insurance and Annuity Company.

CONTRACT HOLDER' S SIGNATURE

DATE

PRO.75996-04


VARIABLE ANNUITY ACCOUNT B
OF
ING LIFE INSURANCE AND ANNUITY COMPANY


Statement of Additional Information dated May 1, 2004

Group Variable Annuity Contracts for Employer-Sponsored Deferred Compensation Plans

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus for Variable Annuity Account B (the "Separate Account") dated May 1, 2004.

A free prospectus is available upon request from the local ING Life Insurance and Annuity Company office or by writing to or calling:

ING
USFS Customer Service
Defined Contribution Administration, TS21
151 Farmington Avenue
Hartford, CT 06156-1277
1-800-262-3862

Read the prospectus before you invest. Terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

ING Life Insurance and Annuity Company (the "Company," we, us, our) is a stock life insurance company which was organized under the insurance laws of the State of Connecticut in 1976. Prior to May 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. Through a merger, it succeeded to the business of Aetna Variable Annuity Life Insurance Company (formerly Participating Annuity Life Insurance Company organized in 1954).

As of December 31, 2003, the Company and its subsidiary life company had $48 billion invested through their products, including $33 billion in their separate accounts (of which the Company, or its affiliate ING Investments, LLC manages or oversees the management of $22 billion). The Company is ranked based on assets among the top 1% of all life insurance companies rated by A.M. Best Company as of December 31, 2002. The Company is an indirect wholly-owned subsidiary of ING Groep N.V., a global financial institution active in the fields of insurance, banking and asset management. The Company is engaged in the business of issuing life insurance policies and annuity contracts. Our Home Office is located at 151 Farmington Avenue, Hartford, Connecticut 06156.

In addition to serving as the depositor for the separate account, the Company is a registered investment adviser under the Investment Advisers Act of 1940. We provide investment advice to several of the registered management investment companies offered as variable investment options under the contracts funded by the separate account (see "Variable Annuity Account B" below).

Other than the mortality and expense risk charge and administrative expense charge, if any, described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. However, the Company does receive compensation for certain administrative or distribution costs from the funds or affiliates of the funds used as funding options under the contract. (See "Fees" in the prospectus.)

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "contract(s)" refers only to those offered through the prospectus.

VARIABLE ANNUITY ACCOUNT B

Variable Annuity Account B is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds listed below. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions, under all contracts, or under all plans.

The funds currently available under the contract are as follows:

- AIM V.I. Capital Appreciation Fund (Series I)
- AIM V.I. Core Equity Fund (Series I)
- AIM V.I. Growth Fund (Series I)
- AIM V.I. Premier Equity Fund (Series I)
- Calvert Social Balanced Portfolio
- Fidelity® VIP Contrafund® Portfolio (Initial Class)
- Fidelity® VIP Equity-Income Portfolio (Initial Class)
- Fidelity® VIP Growth Portfolio (Initial Class)
- Fidelity® VIP Overseas Portfolio (Initial Class)
- Franklin Small Cap Value Securities Fund (Class 2)
- ING Aeltus Enhanced Index Portfolio (formerly ING DSI Enhanced Index Portfolio) (Service Class)
- ING Alger Aggressive Growth Portfolio (Service Class)
- ING Alger Growth Portfolio (Service Class)
- ING American Century Small Cap Value Portfolio (Service Class)
- ING Baron Small Cap Growth Portfolio (Service Class)
- ING Goldman Sachs® Capital Growth Portfolio (Service Class)[1]
- ING JPMorgan Fleming International Portfolio (Initial Class)
- ING JPMorgan Mid Cap Value Portfolio (Service Class)
- ING Julius Baer Foreign Portfolio (Class S)[5]
- ING MFS Capital Opportunities Portfolio (Initial Class)
- ING MFS Global Growth Portfolio (Service Class)
- ING MFS Total Return Portfolio (Class S)
- ING OpCap Balanced Value Portfolio (Service Class)
- ING PIMCO Total Return Portfolio (Service Class)
- ING Salomon Brothers Aggressive Growth Portfolio (Initial Class)
- ING Salomon Brothers Fundamental Value Portfolio (Service Class)
- ING Salomon Brothers Investors Value Portfolio (Service Class)
- ING Stock Index Portfolio (Class I)[5]
- ING T. Rowe Price Equity Income Portfolio (Class S)
- ING T. Rowe Price Growth Equity Portfolio (Initial Class)
- ING UBS U.S. Allocation Portfolio (formerly ING UBS Tactical Asset Allocation Portfolio) (Service Class)
- ING UBS U.S. Large Cap Equity Portfolio (formerly ING MFS Research Equity Portfolio) (Initial Class)
- ING Van Kampen Comstock Portfolio (Service Class)
- ING VP Balanced Portfolio, Inc. (Class I)[2]
- ING VP Bond Portfolio (Class I)[2]
- ING VP Financial Services Portfolio (Class I)[5]
- ING VP Global Science and Technology Portfolio (formerly ING VP Technology Portfolio) (Class I)[2]
- ING VP Growth and Income Portfolio (Class I)[2]
- ING VP Growth Portfolio (Class I)[2]
- ING VP Index Plus LargeCap Portfolio (Class I)[2]

- ING VP Index Plus MidCap Portfolio (Class I)[2]
- ING VP Index Plus SmallCap Portfolio (Class I)[2]
- ING VP International Equity Portfolio (Class I)[2]
- ING VP International Value Portfolio (Class I)[2]
- ING VP MagnaCap Portfolio (Class I)[2]
- ING VP MidCap Opportunities Portfolio (Class I) [2][3]
- ING VP Money Market Portfolio (Class I)[2]
- ING VP Natural Resources Trust[4]
- ING VP Real Estate Portfolio (Class I)[5]
- ING VP Small Company Portfolio (Class I)[2]
- ING VP SmallCap Opportunities Portfolio (Class I)[2]
- ING VP Strategic Allocation Balanced Portfolio (Class I)[2]
- ING VP Strategic Allocation Growth Portfolio (Class I)[2]
- ING VP Strategic Allocation Income Portfolio (Class I)[2]
- ING VP Value Opportunity Portfolio (Class I)[2]
- Janus Aspen Balanced Portfolio (Institutional Shares)
- Janus Aspen Flexible Income Portfolio (Institutional Shares)
- Janus Aspen Growth Portfolio (Institutional Shares)
- Janus Aspen Mid Cap Growth Portfolio (Institutional Shares)
- Janus Aspen Worldwide Growth Portfolio (Institutional Shares)
- Lord Abbett Series Fund - Growth and Income Portfolio (Class VC)
- Lord Abbett Series Fund - Mid-Cap Value Portfolio (Class VC)
- Oppenheimer Global Securities Fund/VA
- Oppenheimer Strategic Bond Fund/VA
- PIMCO VIT Real Return Portfolio (Administrative Class)[5]
- Pioneer Equity Income VCT Portfolio (Class I)
- Pioneer Fund VCT Portfolio (Class I)
- Pioneer High Yield VCT Portfolio (Class I)[5]
- Pioneer Mid Cap Value VCT Portfolio (Class I)
- Wanger Select[5]
- Wanger U.S. Smaller Companies[5]

---

(1)   Goldman Sachs® is a registered service mark of Goldman, Sachs & Co., and it is used by agreement with Goldman, Sachs & Co.
(2)   Effective May 3, 2004 Class R shares of this fund have been renamed as Class I shares.
(3)   Effective April 16, 2004 ING VP Growth Opportunities Portfolio - Class R merged into ING VP MidCap Opportunities Portfolio - Class R.
(4)   Effective May 1, 2004 this fund is available to all plans.
(5)   This fund is scheduled to be available on May 10, 2004.

Complete descriptions of each of the funds, including their investment objectives, policies, risks and fees and expenses, are contained in the prospectuses and statements of additional information for each of the funds.

OFFERING AND PURCHASE OF CONTRACTS

The Company's subsidiary, ING Financial Advisers, LLC serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at 151 Farmington Avenue, Hartford, Connecticut 06156. The contracts are distributed through life insurance agents licensed to sell variable annuities who are registered representatives of ING Financial Advisers, LLC or of other registered broker-dealers who have entered into sales arrangements with ING Financial Advisers, LLC. The offering of the contracts is continuous. A description of the manner in which contracts are purchased may be found in the prospectus under the sections entitled "Contract Ownership and Rights" and "Your Account Value."

Compensation paid to the principal underwriter, ING Financial Advisers, LLC, for the years ending December 31, 2003, 2002 and 2001 amounted to $83,358.64, $94,896.76, and $95,466.36, respectively. These amounts reflect compensation paid to ING Financial Advisers, LLC attributable to regulatory and operating expenses associated with the distribution of all products issued by Variable Annuity Account B of ING Life Insurance and Annuity Company.

INCOME PHASE PAYMENTS

When you begin receiving payments under the contract during the income phase (see "The Income Phase" in the prospectus), the value of your account is determined using accumulation unit values as of the tenth valuation before the first income phase payment is due. Such value (less any applicable premium tax charge) is applied to provide payments to you in accordance with the income phase payment option and investment options elected.

The Annuity option tables found in the contract show, for each option, the amount of the first income phase payment for each $1,000 of value applied. Thereafter, variable payments fluctuate as the Annuity Unit value(s) fluctuates with the investment experience of the selected investment option(s). The first income phase payment and subsequent payments also vary depending on the assumed net investment rate selected (3.5% or 5% per annum). Selection of a 5% rate causes a higher first income phase payment, but income phase payments will increase thereafter only to the extent that the net investment rate increases by more than 5% on an annual basis. Income phase payments would decline if the rate failed to increase by 5%. Use of the 3.5% assumed rate causes a lower first income phase payment, but subsequent income phase payments would increase more rapidly or decline more slowly as changes occur in the net investment rate.

When the income phase begins, the annuitant is credited with a fixed number of Annuity Units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first payment based upon a particular investment option, and (b) is the then current Annuity Unit value for that investment option. As noted, Annuity Unit values fluctuate from one valuation to the next (see "Your Account Value" in the prospectus); such fluctuations reflect changes in the net investment factor for the appropriate subaccount(s) (with a ten day valuation lag which gives the Company time to process payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% or 5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the income phase.

EXAMPLE:
Assume that, at the date income phase payments are to begin, there are 3,000 accumulation units credited under a particular contract or account and that the value of an accumulation unit for the tenth valuation prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax charge is payable and that the Annuity table in the contract provides, for the income phase payment option elected, a first monthly variable income phase payment of $6.68 per $1000 of value applied; the annuitant's first monthly income phase payment would thus be 40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an Annuity Unit upon the valuation on which the first payment was due was $13.400000. When this value is divided into the first monthly income phase payment, the number of Annuity Units is determined to be 20.414. The value of this number of Annuity Units will be paid in each subsequent month.

Suppose there were 30 days between the initial and second payment valuation dates. If the net investment factor with respect to the appropriate subaccount is 1.0032737 as of the tenth valuation preceding the due date of the second monthly income phase payment, multiplying this factor by $.9971779* = .9999058^{30}$ (to take into account 30 days of the assumed net investment rate of 3.5% per annum built into the number of Annuity Units determined above) produces a result of 1.000442. This is then multiplied by the Annuity Unit value for the prior valuation ($13.400000 from above) to produce an Annuity Unit value of $13.405928 for the valuation occurring when the second income phase payment is due.

The second monthly income phase payment is then determined by multiplying the number of Annuity Units by the current Annuity Unit value, or 20.414 times $13.405928, which produces a payment of $273.67.

SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

*If an assumed net investment rate of 5% is elected, the appropriate factor to take into account such assumed rate would be $.9959968 = .9998663^{30}$.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar's Variable Annuity/Life Performance Report and Lipper's Variable Insurance Products Performance Analysis Service (VIPPAS), which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize the underlying funds in terms of the asset classes they represent and use such categories in marketing materials for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as The Wall Street Journal, Money magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders or participants. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

INDEPENDENT AUDITORS

Ernst & Young LLP, 600 Peachtree Street, Suite 2800, Atlanta, GA 30308, are the independent auditors for the separate account and for the Company. The services provided to the separate account include primarily the audit of the separate account's financial statements.

FINANCIAL STATEMENTS
ING Life Insurance and Annuity Company
Variable Annuity Account B
Year ended December 31, 2003
with Report of Independent Auditors

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Financial Statements
Year ended December 31, 2003

Contents

Report of Independent Auditors

The Board of Directors and Participants
ING Life Insurance and Annuity Company

We have audited the accompanying statements of assets and liabilities of ING Life Insurance and Annuity Company Variable Annuity Account B as of December 31, 2003, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Account is comprised of the following Divisions:

AIM Variable Insurance Funds:
  AIM V.I. Capital Appreciation Fund - Series I Shares
  AIM V.I. Core Equity Fund - Series I Shares
  AIM V.I. Government Securities Fund - Series I
    Shares
  AIM V.I. Growth Fund - Series I Shares
  AIM V.I. Premier Equity Fund - Series I Shares
Alger American Funds:
  Alger American Balanced Portfolio
  Alger American Income & Growth Portfolio
  Alger American Leveraged AllCap Portfolio
AllianceBernstein Variable Products Series Fund, Inc.:
  AllianceBernstein VPSF Growth and Income Class A
  AllianceBernstein VPSF Premier Growth Class A
  AllianceBernstein VPSF Quasar Class A
American Century® Investments:
  American Century® VP Balanced Fund
  American Century® VP International Fund
Calvert Social Balanced Portfolio
Federated Insurance Series:
  Federated American Leaders Fund II
  Federated Capital Income Fund II
  Federated Equity Income Fund II
  Federated Fund for U.S. Government Securities II

Federated Insurance Series (continued):
  Federated Growth Strategies Fund II
  Federated High Income Bond Fund II
  Federated International Equity Fund II
  Federated Prime Money Fund II
Fidelity® Variable Insurance Products Fund:
  Fidelity® VIP *Asset Manager*^{SM} Portfolio - Initial
    Class
  Fidelity® VIP Contrafund® Portfolio - Initial Class
  Fidelity® VIP Equity-Income Portfolio - Initial Class
  Fidelity® VIP Growth Portfolio - Initial Class
  Fidelity® VIP High Income Portfolio - Initial Class
  Fidelity® VIP Index 500 Portfolio - Initial Class
  Fidelity® VIP Investment Grade Bond Portfolio -
    Initial Class
  Fidelity® VIP Overseas Portfolio - Initial Class
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund - Class 2
ING GET Fund:
  ING GET Fund - Series D
  ING GET Fund - Series E
  ING GET Fund - Series G
  ING GET Fund - Series H

ING GET Fund (continued):
  ING GET Fund - Series I
  ING GET Fund - Series J
  ING GET Fund - Series K
  ING GET Fund - Series L
  ING GET Fund - Series M
  ING GET Fund - Series N
  ING GET Fund - Series P
  ING GET Fund - Series Q
  ING GET Fund - Series R
  ING GET Fund - Series S
  ING GET Fund - Series T
  ING GET Fund - Series U
  ING GET Fund - Series V
ING VP Balanced Portfolio, Inc. - Class R
ING VP Bond Portfolio - Class R
ING VP Emerging Markets Fund
ING VP Money Market Portfolio - Class R
ING VP Natural Resources Trust
ING Generations Portfolio, Inc.:
  ING VP Strategic Allocation Balanced Portfolio - Class R
  ING VP Strategic Allocation Growth Portfolio - Class R
  ING VP Strategic Allocation Income Portfolio - Class R
ING Investors Trust:
  ING MFS Total Return Portfolio - Service Class
  ING T. Rowe Price Equity Income Portfolio - Service Class
ING Partners, Inc.:
  ING Alger Aggressive Growth Portfolio - Service Class
  ING Alger Growth Portfolio - Service Class
  ING American Century Small Cap Value Portfolio - Service Class
  ING Baron Small Cap Growth Portfolio - Service Class
  ING DSI Enhanced Index Portfolio - Service Class
  ING Goldman Sachs® Capital Growth Portfolio - Service Class
  ING JPMorgan Fleming International Portfolio - Initial Class
  ING JPMorgan Mid Cap Value Portfolio - Service Class
  ING MFS Capital Opportunities Portfolio - Initial Class
  ING MFS Global Growth Portfolio - Service Class

ING Partners, Inc. (continued):
  ING MFS Research Equity Portfolio - Initial Class
  ING OpCap Balanced Value Portfolio - Service Class
  ING PIMCO Total Return Portfolio - Service Class
  ING Salomon Brothers Aggressive Growth Portfolio - Initial Class
  ING Salomon Brothers Fundamental Value Portfolio - Service Class
  ING Salomon Brothers Investors Value Portfolio - Service Class
  ING T. Rowe Price Growth Equity Portfolio - Initial Class
  ING UBS Tactical Asset Allocation Portfolio - Service Class
  ING Van Kampen Comstock Portfolio - Service Class
ING Variable Funds:
  ING VP Growth and Income Portfolio - Class R
ING Variable Insurance Trust:
  ING GET U.S. Core Portfolio - Series 1
  ING GET U.S. Core Portfolio - Series 2
  ING GET U.S. Core Portfolio - Series 3
ING Variable Portfolios, Inc.:
  ING VP Growth Portfolio - Class R
  ING VP Index Plus LargeCap Portfolio - Class R
  ING VP Index Plus MidCap Portfolio - Class R
  ING VP Index Plus SmallCap Portfolio - Class R
  ING VP International Equity Portfolio - Class R
  ING VP Small Company Portfolio - Class R
  ING VP Technology Portfolio - Class R
  ING VP Value Opportunity Portfolio - Class R
ING Variable Products Trust:
  ING VP Growth Opportunities Portfolio - Class R
  ING VP Growth Opportunities Portfolio - Class S
  ING VP International Value Portfolio - Class R
  ING VP MagnaCap Portfolio - Class R
  ING VP MagnaCap Portfolio - Class S
  ING VP MidCap Opportunities Portfolio - Class R
  ING VP MidCap Opportunities Portfolio - Class S
  ING VP SmallCap Opportunities Portfolio - Class R

ING Variable Products Trust (continued):
   ING VP SmallCap Opportunities Portfolio - Class S
Janus Aspen Series:
   Janus Aspen Balanced Portfolio - Inst Shares
   Janus Aspen Flexible Income Portfolio - Inst Shares
   Janus Aspen Growth Portfolio - Inst Shares
   Janus Aspen Mid Cap Growth Portfolio - Inst Shares
   Janus Aspen Worldwide Growth Portfolio - Inst
     Shares
Lord Abbett Funds:
   Lord Abbett Growth and Income Portfolio
   Lord Abbett Mid-Cap Value Portfolio
MFS® Funds:
   MFS ® Global Governments Series
   MFS® Total Return Series - Initial Class

Oppenheimer Variable Account Funds:
   Oppenheimer Aggressive Growth Fund/VA
   Oppenheimer Global Securities Fund/VA
   Oppenheimer Main Street® Fund/VA
   Oppenheimer Strategic Bond Fund/VA
Pioneer Variable Contracts Trust:
   Pioneer Equity Income VCT Portfolio - Class I
   Pioneer Fund VCT Portfolio - Class I
   Pioneer Mid Cap Value VCT Portfolio - Class I
Prudential Series Fund, Inc.:
   Jennison Portfolio - Class II Shares
   SP Jennison International Growth Portfolio - Class II
     Shares
UBS Series Trust:
   UBS Tactical Allocation Portfolio - Class I

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2003, by correspondence with the transfer agents. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the Divisions comprising the ING Life Insurance and Annuity Company Variable Annuity Account B at December 31, 2003, and the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 15, 2004

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands)

	AIM V.I. Capital Appreciation	AIM V.I. Core Equity	AIM V.I. Government Securities	AIM V.I. Growth	AIM V.I. Premier Equity
Assets					
Investments in mutual funds					
at fair value	$ 17,500	$ 34,908	$ 15,026	$ 18,067	$ 42,830
Total assets	17,500	34,908	15,026	18,067	42,830
Net assets	$ 17,500	$ 34,908	$ 15,026	$ 18,067	$ 42,830
Net assets					
Accumulation units	$ 16,418	$ 29,543	$ 15,026	$ 16,798	$ 40,439
Contracts in payout (annuitization)					
period	1,082	5,365	-	1,269	2,391
Total net assets	$ 17,500	$ 34,908	$ 15,026	$ 18,067	$ 42,830
Total number of shares	822,346	1,667,044	1,228,608	1,218,249	2,117,163
Cost of shares	$ 16,939	$ 33,390	$ 15,267	$ 18,318	$ 45,615

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands)

	Alger American Balanced	Alger American Income & Growth	Alger American Leveraged AllCap	Alliance Bernstein VPSF Growth and Income	Alliance Bernstein VPSF Premier Growth
Assets					
Investments in mutual funds					
at fair value	$ 2,367	$ 6,470	$ 6,443	$ 34,971	$ 7,314
Total assets	2,367	6,470	6,443	34,971	7,314
Net assets	$ 2,367	$ 6,470	$ 6,443	$ 34,971	$ 7,314
Net assets					
Accumulation units	$ 2,367	$ 6,470	$ 6,443	$ 34,971	$ 7,314
Contracts in payout (annuitization)					
period	-	-	-	-	-
Total net assets	$ 2,367	$ 6,470	$ 6,443	$ 34,971	$ 7,314
Total number of shares	179,846	690,542	229,364	1,604,168	338,936
Cost of shares	$ 2,284	$ 6,887	$ 6,796	$ 34,038	$ 7,374

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands)

	Alliance Bernstein VPSF Quasar	American Century® VP Balanced	American Century® VP International	Calvert Social Balanced	Federated American Leaders
Assets					
Investments in mutual funds					
at fair value	$ 3,918	$ 1,420	$ 1,346	$ 2,228	$ 51,717
Total assets	3,918	1,420	1,346	2,228	51,717
Net assets	$ 3,918	$ 1,420	$ 1,346	$ 2,228	$ 51,717
Net assets					
Accumulation units	$ 3,918	$ 1,420	$ 1,346	$ 2,228	$ 51,632
Contracts in payout (annuitization)					
period	-	-	-	-	85
Total net assets	$ 3,918	$ 1,420	$ 1,346	$ 2,228	$ 51,717
Total number of shares	385,297	210,706	209,301	1,267,338	2,707,703
Cost of shares	$ 3,317	$ 1,335	$ 1,352	$ 2,138	$ 53,375

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands)

	Federated Capital Income	Federated Equity Income	Federated Fund for US Government Securities	Federated Growth Strategies	Federated High Income Bond
Assets					
Investments in mutual funds					
at fair value	$ 6,460	$ 11,005	$ 9,833	$ 11,813	$ 15,774
Total assets	6,460	11,005	9,833	11,813	15,774
Net assets	$ 6,460	$ 11,005	$ 9,833	$ 11,813	$ 15,774
Net assets					
Accumulation units	$ 6,443	$ 10,912	$ 9,830	$ 11,813	$ 15,754
Contracts in payout (annuitization)					
period	17	93	3	-	20
Total net assets	$ 6,460	$ 11,005	$ 9,833	$ 11,813	$ 15,774
Total number of shares	765,453	907,239	835,471	648,725	1,974,219
Cost of shares	$ 8,665	$ 12,440	$ 9,465	$ 17,049	$ 15,223

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands)

	Federated International Equity	Federated Prime Money	Fidelity® VIP *Asset Manager*^{SM}	Fidelity® VIP Contrafund®	Fidelity® VIP Equity-Income
Assets					
Investments in mutual funds					
at fair value	$ 6,565	$ 4,930	$ 12,034	$ 188,055	$ 192,149
Total assets	6,565	4,930	12,034	188,055	192,149
Net assets	$ 6,565	$ 4,930	$ 12,034	$ 188,055	$ 192,149
Net assets					
Accumulation units	$ 6,520	$ 4,930	$ 12,034	$ 188,055	$ 192,149
Contracts in payout (annuitization)					
period	45	-	-	-	-
Total net assets	$ 6,565	$ 4,930	$ 12,034	$ 188,055	$ 192,149
Total number of shares	566,464	4,929,941	832,202	8,130,350	8,289,421
Cost of shares	$ 11,119	$ 4,930	$ 11,306	$ 166,186	$ 175,158

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands)

	Fidelity® VIP Growth	Fidelity® VIP High Income	Fidelity® VIP Index 500	Fidelity® VIP Investment Grade Bond	Fidelity® VIP Overseas
Assets					
Investments in mutual funds					
at fair value	$ 125,864	$ 56,970	$ 74,266	$ 2,244	$ 13,904
Total assets	125,864	56,970	74,266	2,244	13,904
Net assets	$ 125,864	$ 56,970	$ 74,266	$ 2,244	$ 13,904
Net assets					
Accumulation units	$ 125,864	$ 54,477	$ 74,266	$ 2,244	$ 13,904
Contracts in payout (annuitization)					
period	-	2,493	-	-	-
Total net assets	$ 125,864	$ 56,970	$ 74,266	$ 2,244	$ 13,904
Total number of shares	4,054,892	8,197,185	588,804	164,409	891,878
Cost of shares	$ 127,838	$ 48,899	$ 71,884	$ 2,081	$ 12,868

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands)

	Franklin Small Cap Value Securities	ING GET Fund - Series D	ING GET Fund - Series E	ING GET Fund - Series G	ING GET Fund - Series H
Assets					
Investments in mutual funds					
at fair value	$ 662	$ 86,431	$ 238,886	$ 138,281	$ 105,009
Total assets	662	86,431	238,886	138,281	105,009
Net assets	$ 662	$ 86,431	$ 238,886	$ 138,281	$ 105,009
Net assets					
Accumulation units	$ 662	$ 86,431	$ 238,886	$ 138,281	$ 105,009
Contracts in payout (annuitization)					
period	-	-	-	-	-
Total net assets	$ 662	$ 86,431	$ 238,886	$ 138,281	$ 105,009
Total number of shares	52,226	9,435,712	24,627,419	14,081,614	10,459,101
Cost of shares	$ 535	$ 92,027	$ 243,729	$ 140,594	$ 105,295

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands)

	ING GET Fund - Series I	ING GET Fund - Series J	ING GET Fund - Series K	ING GET Fund - Series L	ING GET Fund - Series M
Assets					
Investments in mutual funds					
at fair value	$ 74,750	$ 60,090	$ 70,505	$ 66,868	$ 94,718
Total assets	74,750	60,090	70,505	66,868	94,718
Net assets	$ 74,750	$ 60,090	$ 70,505	$ 66,868	$ 94,718
Net assets					
Accumulation units	$ 74,750	$ 60,090	$ 70,505	$ 66,868	$ 94,718
Contracts in payout (annuitization)					
period	-	-	-	-	-
Total net assets	$ 74,750	$ 60,090	$ 70,505	$ 66,868	$ 94,718
Total number of shares	7,423,043	6,021,011	6,925,817	6,614,045	9,304,356
Cost of shares	$ 74,294	$ 59,619	$ 69,410	$ 65,216	$ 91,425

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands)

	ING GET Fund - Series N	ING GET Fund - Series P	ING GET Fund - Series Q	ING GET Fund - Series R	ING GET Fund - Series S
Assets					
Investments in mutual funds					
at fair value	$ 76,785	$ 58,003	$ 44,336	$ 38,175	$ 44,140
Total assets	76,785	58,003	44,336	38,175	44,140
Net assets	$ 76,785	$ 58,003	$ 44,336	$ 38,175	$ 44,140
Net assets					
Accumulation units	$ 76,785	$ 58,003	$ 44,336	$ 38,175	$ 44,140
Contracts in payout (annuitization)					
period	-	-	-	-	-
Total net assets	$ 76,785	$ 58,003	$ 44,336	$ 38,175	$ 44,140
Total number of shares	7,469,328	5,625,862	4,198,488	3,564,466	4,144,631
Cost of shares	$ 76,207	$ 56,200	$ 41,928	$ 35,717	$ 41,546

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands)

	ING GET Fund - Series T	ING GET Fund - Series U	ING GET Fund - Series V	ING VP Balanced	ING VP Bond
Assets					
Investments in mutual funds					
at fair value	$ 32,020	$ 30,078	$ 74,677	$ 172,818	$ 143,435
Total assets	32,020	30,078	74,677	172,818	143,435
Net assets	$ 32,020	$ 30,078	$ 74,677	$ 172,818	$ 143,435
Net assets					
Accumulation units	$ 32,020	$ 30,078	$ 74,677	$ 128,409	$ 129,468
Contracts in payout (annuitization)					
period	-	-	-	44,409	13,967
Total net assets	$ 32,020	$ 30,078	$ 74,677	$ 172,818	$ 143,435
Total number of shares	2,992,478	2,797,930	7,566,067	13,825,445	10,136,717
Cost of shares	$ 29,999	$ 28,024	$ 75,763	$ 172,181	$ 134,359

The accompanying notes are an integral part of these financial statements.

14

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands)

	ING VP Emerging Markets	ING VP Money Market	ING VP Natural Resources	ING VP Strategic Allocation Balanced	ING VP Strategic Allocation Growth
Assets					
Investments in mutual funds					
at fair value	$ 809	$ 173,894	$ 1,732	$ 16,937	$ 14,808
Total assets	809	173,894	1,732	16,937	14,808
Net assets	$ 809	$ 173,894	$ 1,732	$ 16,937	$ 14,808
Net assets					
Accumulation units	$ 809	$ 165,313	$ 1,732	$ 14,681	$ 12,889
Contracts in payout (annuitization)					
period	-	8,581	-	2,256	1,919
Total net assets	$ 809	$ 173,894	$ 1,732	$ 16,937	$ 14,808
Total number of shares	122,932	13,441,074	109,502	1,325,272	1,111,734
Cost of shares	$ 706	$ 173,306	$ 1,480	$ 16,478	$ 14,195

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands)

	ING VP Strategic Allocation Income	ING MFS Total Return	ING T. Rowe Price Equity Income	ING Alger Aggressive Growth	ING Alger Growth
Assets					
Investments in mutual funds					
at fair value	$ 19,422	$ 401	$ 704	$ 1,017	$ 380
Total assets	19,422	401	704	1,017	380
Net assets	$ 19,422	$ 401	$ 704	$ 1,017	$ 380
Net assets					
Accumulation units	$ 15,836	$ 401	$ 704	$ 1,017	$ 380
Contracts in payout (annuitization)					
period	3,586	-	-	-	-
Total net assets	$ 19,422	$ 401	$ 704	$ 1,017	$ 380
Total number of shares	1,577,771	23,278	58,104	138,185	42,936
Cost of shares	$ 19,081	$ 389	$ 625	$ 969	$ 347

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands)

	ING American Century Small Cap Value	ING Baron Small Cap Growth	ING DSI Enhanced Index	ING Goldman Sachs® Capital Growth	ING JPMorgan Fleming International
Assets					
Investments in mutual funds					
at fair value	$ 561	$ 1,381	$ 6	$ 25	$ 34,019
Total assets	561	1,381	6	25	34,019
Net assets	$ 561	$ 1,381	$ 6	$ 25	$ 34,019
Net assets					
Accumulation units	$ 561	$ 1,381	$ 6	$ 25	$ 32,160
Contracts in payout (annuitization)					
period	-	-	-	-	1,859
Total net assets	$ 561	$ 1,381	$ 6	$ 25	$ 34,019
Total number of shares	52,099	118,094	796	2,425	3,249,196
Cost of shares	$ 480	$ 1,222	$ 6	$ 22	$ 30,774

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands)

	ING JPMorgan Mid Cap Value	ING MFS Capital Opportunities	ING MFS Global Growth	ING MFS Research Equity	ING OpCap Balanced Value
Assets					
Investments in mutual funds					
at fair value	$ 678	$ 39,287	$ 5	$ 42,940	$ 1,250
Total assets	678	39,287	5	42,940	1,250
Net assets	$ 678	$ 39,287	$ 5	$ 42,940	$ 1,250
Net assets					
Accumulation units	$ 678	$ 36,463	$ 5	$ 42,940	$ 1,250
Contracts in payout (annuitization)					
period	-	2,824	-	-	-
Total net assets	$ 678	$ 39,287	$ 5	$ 42,940	$ 1,250
Total number of shares	57,016	1,622,750	435	5,694,962	101,723
Cost of shares	$ 601	$ 36,389	$ 5	$ 45,393	$ 1,170

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands)

	ING PIMCO Total Return	ING Salomon Brothers Aggressive Growth	ING Salomon Brothers Fundamental Value	ING Salomon Brothers Investors Value	ING T. Rowe Price Growth Equity
Assets					
Investments in mutual funds					
at fair value	$ 2,613	$ 58,639	$ 1,215	$ 179	$ 74,887
Total assets	2,613	58,639	1,215	179	74,887
Net assets	$ 2,613	$ 58,639	$ 1,215	$ 179	$ 74,887
Net assets					
Accumulation units	$ 2,613	$ 57,096	$ 1,215	$ 179	$ 69,506
Contracts in payout (annuitization)					
period	-	1,543	-	-	5,381
Total net assets	$ 2,613	$ 58,639	$ 1,215	$ 179	$ 74,887
Total number of shares	246,233	1,610,512	73,242	13,777	1,651,318
Cost of shares	$ 2,652	$ 56,001	$ 1,130	$ 161	$ 70,957

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands)

	ING UBS Tactical Asset Allocation	ING Van Kampen Comstock	ING VP Growth and Income	ING GET U.S. Core - Series 1	ING GET U.S. Core - Series 2
Assets					
Investments in mutual funds					
at fair value	$ 53	$ 899	$ 455,361	$ 25,945	$ 24,501
Total assets	53	899	455,361	25,945	24,501
Net assets	$ 53	$ 899	$ 455,361	$ 25,945	$ 24,501
Net assets					
Accumulation units	$ 53	$ 899	$ 351,987	$ 25,945	$ 24,501
Contracts in payout (annuitization)					
period	-	-	103,374	-	-
Total net assets	$ 53	$ 899	$ 455,361	$ 25,945	$ 24,501
Total number of shares	1,754	85,006	24,910,333	2,506,810	2,430,686
Cost of shares	$ 50	$ 807	$ 554,426	$ 25,084	$ 24,319

The accompanying notes are an integral part of these financial statements.

20

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands)

	ING GET U.S. Core - Series 3		ING VP Growth		ING VP Index Plus LargeCap		ING VP Index Plus MidCap		ING VP Index Plus SmallCap	
Assets										
Investments in mutual funds										
at fair value	$	1,965	$	32,091	$	186,926	$	15,032	$	6,712
Total assets		1,965		32,091		186,926		15,032		6,712
Net assets	$	1,965	$	32,091	$	186,926	$	15,032	$	6,712
Net assets										
Accumulation units	$	1,965	$	29,189	$	141,950	$	15,032	$	6,712
Contracts in payout (annuitization)										
period		-		2,902		44,976		-		-
Total net assets	$	1,965	$	32,091	$	186,926	$	15,032	$	6,712
Total number of shares		196,398		3,593,634		13,805,434		961,121		496,429
Cost of shares	$	1,965	$	31,872	$	178,876	$	12,438	$	5,537

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands)

	ING VP International Equity	ING VP Small Company	ING VP Technology	ING VP Value Opportunity	ING VP Growth Opportunities - Class R
Assets					
Investments in mutual funds					
at fair value	$ 8,924	$ 80,458	$ 13,372	$ 18,645	$ 49
Total assets	8,924	80,458	13,372	18,645	49
Net assets	$ 8,924	$ 80,458	$ 13,372	$ 18,645	$ 49
Net assets					
Accumulation units	$ 7,411	$ 73,471	$ 13,372	$ 18,645	$ 49
Contracts in payout (annuitization)					
period	1,513	6,987	-	-	-
Total net assets	$ 8,924	$ 80,458	$ 13,372	$ 18,645	$ 49
Total number of shares	1,181,983	4,602,850	3,455,188	1,543,489	9,878
Cost of shares	$ 8,012	$ 69,275	$ 11,410	$ 19,656	$ 45

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands)

	ING VP Growth Opportunities - Class S	ING VP International Value	ING VP MagnaCap - Class R	ING VP MagnaCap - Class S	ING VP MidCap Opportunities - Class R
Assets					
Investments in mutual funds					
at fair value	$ 853	$ 1,199	$ 42	$ 928	$ 905
Total assets	853	1,199	42	928	905
Net assets	$ 853	$ 1,199	$ 42	$ 928	$ 905
Net assets					
Accumulation units	$ 853	$ 1,199	$ 42	$ 928	$ 905
Contracts in payout (annuitization)					
period	-	-	-	-	-
Total net assets	$ 853	$ 1,199	$ 42	$ 928	$ 905
Total number of shares	171,230	108,885	4,803	104,530	147,217
Cost of shares	$ 774	$ 982	$ 35	$ 822	$ 781

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands)

	ING VP MidCap Opportunities - Class S	ING VP SmallCap Opportunities - Class R	ING VP SmallCap Opportunities - Class S	Janus Aspen Balanced	Janus Aspen Flexible Income
Assets					
Investments in mutual funds					
at fair value	$ 6,818	$ 1,392	$ 4,528	$ 186,531	$ 22,158
Total assets	6,818	1,392	4,528	186,531	22,158
Net assets	$ 6,818	$ 1,392	$ 4,528	$ 186,531	$ 22,158
Net assets					
Accumulation units	$ 6,818	$ 1,392	$ 4,528	$ 186,531	$ 22,158
Contracts in payout (annuitization)					
period	-	-	-	-	-
Total net assets	$ 6,818	$ 1,392	$ 4,528	$ 186,531	$ 22,158
Total number of shares	1,115,847	94,315	308,460	8,117,083	1,774,047
Cost of shares	$ 5,861	$ 1,403	$ 3,901	$ 184,245	$ 21,622

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands)

	Janus Aspen Growth	Janus Aspen Mid Cap Growth	Janus Aspen Worldwide Growth	Lord Abbett Growth and Income	Lord Abbett Mid-Cap Value
Assets					
Investments in mutual funds					
at fair value	$ 105,326	$ 88,717	$ 190,923	$ 3,110	$ 1,217
Total assets	105,326	88,717	190,923	3,110	1,217
Net assets	$ 105,326	$ 88,717	$ 190,923	$ 3,110	$ 1,217
Net assets					
Accumulation units	$ 98,579	$ 88,717	$ 183,912	$ 3,110	$ 1,217
Contracts in payout (annuitization)					
period	6,747	-	7,011	-	-
Total net assets	$ 105,326	$ 88,717	$ 190,923	$ 3,110	$ 1,217
Total number of shares	5,477,159	4,145,640	7,394,403	126,831	71,402
Cost of shares	$ 105,411	$ 74,298	$ 194,181	$ 2,765	$ 1,020

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands)

	MFS ® Global Governments	MFS® Total Return	Oppenheimer Aggressive Growth	Oppenheimer Global Securities	Oppenheimer Main Street®
Assets					
Investments in mutual funds					
at fair value	$ 2,524	$ 110,405	$ 29,115	$ 29,539	$ 65,121
Total assets	2,524	110,405	29,115	29,539	65,121
Net assets	$ 2,524	$ 110,405	$ 29,115	$ 29,539	$ 65,121
Net assets					
Accumulation units	$ 2,524	$ 110,405	$ 27,884	$ 29,539	$ 58,386
Contracts in payout (annuitization)					
period	-	-	1,231	-	6,735
Total net assets	$ 2,524	$ 110,405	$ 29,115	$ 29,539	$ 65,121
Total number of shares	228,998	5,638,645	793,103	1,177,804	3,391,699
Cost of shares	$ 2,367	$ 106,577	$ 28,637	$ 25,891	$ 62,747

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands)

	Oppenheimer Strategic Bond	Pioneer Equity Income VCT	Pioneer Fund VCT	Pioneer Mid Cap Value VCT	Prudential Jennison
Assets					
Investments in mutual funds					
at fair value	$ 42,500	$ 253	$ 4	$ 739	$ 859
Total assets	42,500	253	4	739	859
Net assets	$ 42,500	$ 253	$ 4	$ 739	$ 859
Net assets					
Accumulation units	$ 40,566	$ 253	$ 4	$ 739	$ 859
Contracts in payout (annuitization)					
period	1,934	-	-	-	-
Total net assets	$ 42,500	$ 253	$ 4	$ 739	$ 859
Total number of shares	8,415,845	13,974	223	36,082	52,212
Cost of shares	$ 37,793	$ 210	$ 4	$ 683	$ 732

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands)

	Prudential SP Jennison International Growth	UBS Tactical Allocation
Assets		
Investments in mutual funds		
at fair value	$ 3,269	$ 11,708
Total assets	3,269	11,708
Net assets	$ 3,269	$ 11,708
Net assets		
Accumulation units	$ 3,269	$ 11,708
Contracts in payout (annuitization)		
period	-	-
Total net assets	$ 3,269	$ 11,708
Total number of shares	560,755	953,419
Cost of shares	$ 2,986	$ 11,626

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	AIM V.I. Capital Appreciation	AIM V.I. Core Equity	AIM V.I. Government Securities	AIM V.I. Growth	AIM V.I. Premier Equity
Net investment income (loss)					
Income:					
Dividends	$ -	$ 316	$ 365	$ -	$ 120
Total investment income	-	316	365	-	120
Expenses:					
Mortality and expense risk and other charges	198	388	282	197	515
Total expenses	198	388	282	197	515
Net investment income (loss)	(198)	(72)	83	(197)	(395)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(625)	(546)	603	(678)	(2,160)
Capital gains distributions	-	-	6	-	-
Total realized gain (loss) on investments and capital gains distributions	(625)	(546)	609	(678)	(2,160)
Net unrealized appreciation (depreciation) of investments	4,685	7,126	(826)	4,981	11,202
Net increase (decrease) in net assets resulting from operations	$ 3,862	$ 6,508	$ (134)	$ 4,106	$ 8,647

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	Alger American Balanced	Alger American Income & Growth	Alger American Leveraged AllCap	Alliance Bernstein VPSF Growth and Income	Alliance Bernstein VPSF Premier Growth
Net investment income (loss)					
Income:					
Dividends	$ 54	$ 20	$ -	$ 257	$ -
Total investment income	54	20	-	257	-
Expenses:					
Mortality and expense risk and					
other charges	35	88	86	332	86
Total expenses	35	88	86	332	86
Net investment income (loss)	19	(68)	(86)	(75)	(86)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(34)	(339)	(265)	(917)	(358)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(34)	(339)	(265)	(917)	(358)
Net unrealized appreciation					
(depreciation) of investments	413	1,960	2,058	8,091	1,693
Net increase (decrease) in net assets					
resulting from operations	$ 398	$ 1,553	$ 1,707	$ 7,099	$ 1,249

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	Alliance Bernstein VPSF Quasar	American Century® VP Balanced	American Century® VP International	Calvert Social Balanced	Federated American Leaders
Net investment income (loss)					
Income:					
Dividends	$ -	$ 40	$ 11	$ 40	$ 774
Total investment income	-	40	11	40	774
Expenses:					
Mortality and expense risk and other charges	23	21	19	24	680
Total expenses	23	21	19	24	680
Net investment income (loss)	(23)	19	(8)	16	94
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(125)	(7)	(99)	(37)	(2,953)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(125)	(7)	(99)	(37)	(2,953)
Net unrealized appreciation (depreciation) of investments	864	227	372	343	13,953
Net increase (decrease) in net assets resulting from operations	$ 716	$ 239	$ 265	$ 322	$ 11,094

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	Federated Capital Income	Federated Equity Income	Federated Fund for US Government Securities	Federated Growth Strategies	Federated High Income Bond
Net investment income (loss)					
Income:					
Dividends	$ 441	$ 200	$ 434	$ -	$ 1,247
Total investment income	441	200	434	-	1,247
Expenses:					
Mortality and expense risk and					
other charges	91	142	159	148	230
Total expenses	91	142	159	148	230
Net investment income (loss)	350	58	275	(148)	1,017
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(1,548)	(540)	371	(421)	(971)
Capital gains distributions	-	-	56	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(1,548)	(540)	427	(421)	(971)
Net unrealized appreciation					
(depreciation) of investments	2,295	2,785	(608)	3,953	3,008
Net increase (decrease) in net assets					
resulting from operations	$ 1,097	$ 2,303	$ 94	$ 3,384	$ 3,054

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	Federated International Equity	Federated Prime Money	Fidelity® VIP *Asset Manager*SM	Fidelity® VIP Contrafund®	Fidelity® VIP Equity-Income
Net investment income (loss)					
Income:					
Dividends	$ -	$ 44	$ 406	$ 715	$ 2,774
Total investment income	-	44	406	715	2,774
Expenses:					
Mortality and expense risk and					
other charges	83	88	156	1,973	2,021
Total expenses	83	88	156	1,973	2,021
Net investment income (loss)	(83)	(44)	250	(1,258)	753
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(781)	-	(99)	(2,724)	(6,755)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(781)	-	(99)	(2,724)	(6,755)
Net unrealized appreciation					
(depreciation) of investments	2,426	-	1,563	42,317	47,447
Net increase (decrease) in net assets					
resulting from operations	$ 1,562	$ (44)	$ 1,714	$ 38,335	$ 41,445

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	Fidelity® VIP Growth	Fidelity® VIP High Income	Fidelity® VIP Index 500	Fidelity® VIP Investment Grade Bond	Fidelity® VIP Overseas
Net investment income (loss)					
Income:					
Dividends	$ 287	$ 2,950	$ 996	$ 113	$ 59
Total investment income	287	2,950	996	113	59
Expenses:					
Mortality and expense risk and					
other charges	1,348	624	917	37	98
Total expenses	1,348	624	917	37	98
Net investment income (loss)	(1,061)	2,326	79	76	(39)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(3,844)	1,393	(2,618)	49	1,142
Capital gains distributions	-	-	-	40	-
Total realized gain (loss) on investments					
and capital gains distributions	(3,844)	1,393	(2,618)	89	1,142
Net unrealized appreciation					
(depreciation) of investments	34,021	6,885	18,365	(69)	2,299
Net increase (decrease) in net assets					
resulting from operations	$ 29,116	$ 10,604	$ 15,826	$ 96	$ 3,402

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	Franklin Small Cap Value Securities	ING GET Fund - Series D	ING GET Fund - Series E	ING GET Fund - Series G	ING GET Fund - Series H
Net investment income (loss)					
Income:					
Dividends	$ 1	$ 3,929	$ 10,827	$ 6,123	$ 4,655
Total investment income	1	3,929	10,827	6,123	4,655
Expenses:					
Mortality and expense risk and					
other charges	4	1,441	4,433	2,635	1,946
Total expenses	4	1,441	4,433	2,635	1,946
Net investment income (loss)	(3)	2,488	6,394	3,488	2,709
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	18	(1,414)	(903)	(335)	(63)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	18	(1,414)	(903)	(335)	(63)
Net unrealized appreciation					
(depreciation) of investments	125	(988)	(2,753)	(2,355)	(1,049)
Net increase (decrease) in net assets					
resulting from operations	$ 140	$ 86	$ 2,738	$ 798	$ 1,597

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	ING GET Fund - Series I	ING GET Fund - Series J	ING GET Fund - Series K	ING GET Fund - Series L	ING GET Fund - Series M
Net investment income (loss)					
Income:					
Dividends	$ 2,734	$ 2,406	$ 2,430	$ 2,470	$ 3,721
Total investment income	2,734	2,406	2,430	2,470	3,721
Expenses:					
Mortality and expense risk and					
other charges	1,365	1,153	1,483	1,394	2,115
Total expenses	1,365	1,153	1,483	1,394	2,115
Net investment income (loss)	1,369	1,253	947	1,076	1,606
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	100	148	303	343	1,021
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	100	148	303	343	1,021
Net unrealized appreciation					
(depreciation) of investments	(373)	(799)	(922)	(356)	(674)
Net increase (decrease) in net assets					
resulting from operations	$ 1,096	$ 602	$ 328	$ 1,063	$ 1,953

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	ING GET Fund - Series N	ING GET Fund - Series P	ING GET Fund - Series Q	ING GET Fund - Series R	ING GET Fund - Series S
Net investment income (loss)					
Income:					
Dividends	$ 2,210	$ 1,722	$ 1	$ 6	$ 47
Total investment income	2,210	1,722	1	6	47
Expenses:					
Mortality and expense risk and					
other charges	1,673	1,376	992	797	956
Total expenses	1,673	1,376	992	797	956
Net investment income (loss)	537	346	(991)	(791)	(909)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	65	663	462	290	493
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	65	663	462	290	493
Net unrealized appreciation					
(depreciation) of investments	1,328	303	2,082	2,111	2,330
Net increase (decrease) in net assets					
resulting from operations	$ 1,930	$ 1,312	$ 1,553	$ 1,610	$ 1,914

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	ING GET Fund - Series T	ING GET Fund - Series U	ING GET Fund - Series V	ING VP Balanced	ING VP Bond
Net investment income (loss)					
Income:					
Dividends	$ 48	$ -	$ -	$ 3,122	$ 2,772
Total investment income	48	-	-	3,122	2,772
Expenses:					
Mortality and expense risk and					
other charges	702	568	915	1,846	1,952
Total expenses	702	568	915	1,846	1,952
Net investment income (loss)	(654)	(568)	(915)	1,276	820
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	412	768	(307)	(6,377)	1,734
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	412	768	(307)	(6,377)	1,734
Net unrealized appreciation					
(depreciation) of investments	1,635	2,053	(1,086)	30,184	5,194
Net increase (decrease) in net assets					
resulting from operations	$ 1,393	$ 2,253	$ (2,308)	$ 25,083	$ 7,748

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	ING VP Emerging Markets	ING VP Money Market	ING VP Natural Resources	ING VP Strategic Allocation Balanced	ING VP Strategic Allocation Growth
Net investment income (loss)					
Income:					
Dividends	$ -	$ 4,119	$ -	$ 220	$ 113
Total investment income	-	4,119	-	220	113
Expenses:					
Mortality and expense risk and					
other charges	10	2,819	19	187	154
Total expenses	10	2,819	19	187	154
Net investment income (loss)	(10)	1,300	(19)	33	(41)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(21)	(1,414)	(20)	(421)	(254)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(21)	(1,414)	(20)	(421)	(254)
Net unrealized appreciation					
(depreciation) of investments	287	(660)	435	2,802	2,920
Net increase (decrease) in net assets					
resulting from operations	$ 256	$ (774)	$ 396	$ 2,414	$ 2,625

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	ING VP Strategic Allocation Income	ING MFS Total Return	ING T. Rowe Price Equity Income	ING Alger Aggressive Growth	ING Alger Growth
Net investment income (loss)					
Income:					
Dividends	$ 456	$ 2	$ 2	$ -	$ -
Total investment income	456	2	2	-	-
Expenses:					
Mortality and expense risk and					
other charges	255	-	2	4	1
Total expenses	255	-	2	4	1
Net investment income (loss)	201	2	-	(4)	(1)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(299)	2	6	71	9
Capital gains distributions	-	-	1	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(299)	2	7	71	9
Net unrealized appreciation					
(depreciation) of investments	2,310	12	79	59	34
Net increase (decrease) in net assets					
resulting from operations	$ 2,212	$ 16	$ 86	$ 126	$ 42

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	ING American Century Small Cap Value	ING Baron Small Cap Growth	ING DSI Enhanced Index	ING Goldman Sachs® Capital Growth	ING JPMorgan Fleming International
Net investment income (loss)					
Income:					
Dividends	$ 1	$ -	$ -	$ -	$ 305
Total investment income	1	-	-	-	305
Expenses:					
Mortality and expense risk and					
other charges	3	6	-	-	308
Total expenses	3	6	-	-	308
Net investment income (loss)	(2)	(6)	-	-	(3)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	40	37	1	-	4,418
Capital gains distributions	14	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	54	37	1	-	4,418
Net unrealized appreciation					
(depreciation) of investments	74	159	-	4	3,476
Net increase (decrease) in net assets					
resulting from operations	$ 126	$ 190	$ 1	$ 4	$ 7,891

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	ING JPMorgan Mid Cap Value	ING MFS Capital Opportunities	ING MFS Global Growth	ING MFS Research Equity	ING OpCap Balanced Value
Net investment income (loss)					
Income:					
Dividends	$ 2	$ 74	$ -	$ 237	$ 11
Total investment income	2	74	-	237	11
Expenses:					
Mortality and expense risk and					
other charges	4	449	-	526	4
Total expenses	4	449	-	526	4
Net investment income (loss)	(2)	(375)	-	(289)	7
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	20	(7,641)	3	(1,984)	8
Capital gains distributions	5	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	25	(7,641)	3	(1,984)	8
Net unrealized appreciation					
(depreciation) of investments	79	16,575	-	10,721	80
Net increase (decrease) in net assets					
resulting from operations	$ 102	$ 8,559	$ 3	$ 8,448	$ 95

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	ING PIMCO Total Return	ING Salomon Brothers Aggressive Growth	ING Salomon Brothers Fundamental Value	ING Salomon Brothers Investors Value	ING T. Rowe Price Growth Equity
Net investment income (loss)					
Income:					
Dividends	$ 72	$ -	$ 5	$ 1	$ 101
Total investment income	72	-	5	1	101
Expenses:					
Mortality and expense risk and					
other charges	22	674	5	1	848
Total expenses	22	674	5	1	848
Net investment income (loss)	50	(674)	-	-	(747)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	52	(3,532)	103	3	(2,008)
Capital gains distributions	16	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	68	(3,532)	103	3	(2,008)
Net unrealized appreciation					
(depreciation) of investments	(57)	20,204	85	20	19,241
Net increase (decrease) in net assets					
resulting from operations	$ 61	$ 15,998	$ 188	$ 23	$ 16,486

The accompanying notes are an integral part of these financial statements.

43

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	ING UBS Tactical Asset Allocation	ING Van Kampen Comstock	ING VP Growth and Income	ING GET U.S. Core - Series 1	ING GET U.S. Core - Series 2
Net investment income (loss)					
Income:					
Dividends	$ -	$ 5	$ -	$ -	$ -
Total investment income	-	5	-	-	-
Expenses:					
Mortality and expense risk and other charges	-	5	4,562	162	36
Total expenses	-	5	4,562	162	36
Net investment income (loss)	-	-	(4,562)	(162)	(36)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1	32	(65,679)	16	-
Capital gains distributions	-	13	-	-	-
Total realized gain (loss) on investments and capital gains distributions	1	45	(65,679)	16	-
Net unrealized appreciation (depreciation) of investments	3	103	163,033	861	182
Net increase (decrease) in net assets resulting from operations	$ 4	$ 148	$ 92,792	$ 715	$ 146

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	ING GET U.S. Core - Series 3	ING VP Growth	ING VP Index Plus LargeCap	ING VP Index Plus MidCap	ING VP Index Plus SmallCap
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 1,750	$ 59	$ 9
Total investment income	-	-	1,750	59	9
Expenses:					
Mortality and expense risk and					
other charges	1	341	1,990	106	40
Total expenses	1	341	1,990	106	40
Net investment income (loss)	(1)	(341)	(240)	(47)	(31)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	(1,434)	(6,964)	(736)	(377)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	-	(1,434)	(6,964)	(736)	(377)
Net unrealized appreciation					
(depreciation) of investments	-	9,318	43,359	4,296	1,857
Net increase (decrease) in net assets					
resulting from operations	$ (1)	$ 7,543	$ 36,155	$ 3,513	$ 1,449

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	ING VP International Equity	ING VP Small Company	ING VP Technology	ING VP Value Opportunity	ING VP Growth Opportunities - Class R
Net investment income (loss)					
Income:					
Dividends	$ 63	$ 161	$ -	$ 135	$ -
Total investment income	63	161	-	135	-
Expenses:					
Mortality and expense risk and					
other charges	72	752	105	212	2
Total expenses	72	752	105	212	2
Net investment income (loss)	(9)	(591)	(105)	(77)	(2)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	842	(4,193)	(728)	(911)	(1)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	842	(4,193)	(728)	(911)	(1)
Net unrealized appreciation					
(depreciation) of investments	966	23,973	3,935	4,627	23
Net increase (decrease) in net assets					
resulting from operations	$ 1,799	$ 19,189	$ 3,102	$ 3,639	$ 20

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	ING VP Growth Opportunities - Class S	ING VP International Value	ING VP MagnaCap - Class R	ING VP MagnaCap - Class S	ING VP MidCap Opportunities - Class R
Net investment income (loss)					
Income:					
Dividends	$ -	$ 13	$ -	$ 5	$ -
Total investment income	-	13	-	5	-
Expenses:					
Mortality and expense risk and					
other charges	4	8	-	7	7
Total expenses	4	8	-	7	7
Net investment income (loss)	(4)	5	-	(2)	(7)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	4	12	(4)	(52)	182
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	4	12	(4)	(52)	182
Net unrealized appreciation					
(depreciation) of investments	109	247	12	221	125
Net increase (decrease) in net assets					
resulting from operations	$ 109	$ 264	$ 8	$ 167	$ 300

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	ING VP MidCap Opportunities - Class S	ING VP SmallCap Opportunities - Class R	ING VP SmallCap Opportunities - Class S	Janus Aspen Balanced	Janus Aspen Flexible Income
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ 4,171	$ 1,178
Total investment income	-	-	-	4,171	1,178
Expenses:					
Mortality and expense risk and					
other charges	52	2	33	2,389	338
Total expenses	52	2	33	2,389	338
Net investment income (loss)	(52)	(2)	(33)	1,782	840
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(176)	39	(426)	(2,339)	734
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(176)	39	(426)	(2,339)	734
Net unrealized appreciation					
(depreciation) of investments	1,406	(7)	1,223	23,364	(248)
Net increase (decrease) in net assets					
resulting from operations	$ 1,178	$ 30	$ 764	$ 22,807	$ 1,326

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	Janus Aspen Growth	Janus Aspen Mid Cap Growth	Janus Aspen Worldwide Growth	Lord Abbett Growth and Income	Lord Abbett Mid-Cap Value
Net investment income (loss)					
Income:					
Dividends	$ 87	$ -	$ 2,044	$ 18	$ 6
Total investment income	87	-	2,044	18	6
Expenses:					
Mortality and expense risk and					
other charges	1,227	963	2,327	12	7
Total expenses	1,227	963	2,327	12	7
Net investment income (loss)	(1,140)	(963)	(283)	6	(1)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(4,646)	(5,140)	(13,982)	7	(12)
Capital gains distributions	-	-	-	-	12
Total realized gain (loss) on investments					
and capital gains distributions	(4,646)	(5,140)	(13,982)	7	-
Net unrealized appreciation					
(depreciation) of investments	32,018	29,450	51,811	364	222
Net increase (decrease) in net assets					
resulting from operations	$ 26,232	$ 23,347	$ 37,546	$ 377	$ 221

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	MFS ® Global Governments	MFS ® Total Return	Oppenheimer Aggressive Growth	Oppenheimer Global Securities	Oppenheimer Main Street®
Net investment income (loss)					
Income:					
Dividends	$ 155	$ 1,653	$ -	$ 122	$ 489
Total investment income	155	1,653	-	122	489
Expenses:					
Mortality and expense risk and					
other charges	38	1,279	335	222	713
Total expenses	38	1,279	335	222	713
Net investment income (loss)	117	374	(335)	(100)	(224)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	67	(807)	(1,055)	(902)	(1,676)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	67	(807)	(1,055)	(902)	(1,676)
Net unrealized appreciation					
(depreciation) of investments	55	14,113	6,608	7,819	14,143
Net increase (decrease) in net assets					
resulting from operations	$ 239	$ 13,680	$ 5,218	$ 6,817	$ 12,243

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	Oppenheimer Strategic Bond	Pioneer Equity Income VCT	Pioneer Fund VCT	Pioneer Mid Cap Value VCT	Prudential Jennison
Net investment income (loss)					
Income:					
Dividends	$ 2,304	$ 5	$ -	$ 1	$ -
Total investment income	2,304	5	-	1	-
Expenses:					
Mortality and expense risk and other charges	487	2	-	2	8
Total expenses	487	2	-	2	8
Net investment income (loss)	1,817	3	-	(1)	(8)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	661	(8)	-	22	5
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	661	(8)	-	22	5
Net unrealized appreciation (depreciation) of investments	3,307	49	-	56	156
Net increase (decrease) in net assets resulting from operations	$ 5,785	$ 44	$ -	$ 77	$ 153

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	Prudential SP Jennison International Growth	UBS Tactical Allocation
Net investment income (loss)		
Income:		
Dividends	$ -	$ 86
Total investment income	-	86
Expenses:		
Mortality and expense risk and		
other charges	12	132
Total expenses	12	132
Net investment income (loss)	(12)	(46)
Realized and unrealized gain (loss)		
on investments		
Net realized gain (loss) on investments	89	(189)
Capital gains distributions	-	-
Total realized gain (loss) on investments		
and capital gains distributions	89	(189)
Net unrealized appreciation		
(depreciation) of investments	289	2,649
Net increase (decrease) in net assets		
resulting from operations	$ 366	$ 2,414

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	AIM V.I. Capital Appreciation	AIM V.I. Core Equity	AIM V.I. Government Securities	AIM V.I. Growth
Net assets at January 1, 2002	$ 23,509	$ 42,858	$ 9,149	$ 27,757
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(234)	(337)	257	(253)
Net realized gain (loss) on investments				
and capital gains distributions	(11,841)	(19,166)	274	(21,532)
Net unrealized appreciation (depreciation) of investments	6,413	12,697	710	13,606
Net increase (decrease) in net assets from operations	(5,662)	(6,806)	1,241	(8,179)
Changes from principal transactions:				
Total unit transactions	(3,015)	(6,112)	15,607	(4,632)
Increase (decrease) in assets derived from principal				
transactions	(3,015)	(6,112)	15,607	(4,632)
Total increase (decrease)	(8,677)	(12,918)	16,848	(12,811)
Net assets at December 31, 2002	14,832	29,940	25,997	14,946
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(198)	(72)	83	(197)
Net realized gain (loss) on investments				
and capital gains distributions	(625)	(546)	609	(678)
Net unrealized appreciation (depreciation) of investments	4,685	7,126	(826)	4,981
Net increase (decrease) in net assets from operations	3,862	6,508	(134)	4,106
Changes from principal transactions:				
Total unit transactions	(1,194)	(1,540)	(10,837)	(985)
Increase (decrease) in assets derived from principal				
transactions	(1,194)	(1,540)	(10,837)	(985)
Total increase (decrease)	2,668	4,968	(10,971)	3,121
Net assets at December 31, 2003	$ 17,500	$ 34,908	$ 15,026	$ 18,067

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	AIM V.I. Premier Equity	Alger American Balanced	Alger American Income & Growth	Alger American Leveraged AllCap
Net assets at January 1, 2002	$ 74,008	$ 3,765	$ 11,279	$ 10,424
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(519)	9	(64)	(110)
Net realized gain (loss) on investments				
and capital gains distributions	(22,964)	(480)	(4,173)	(5,524)
Net unrealized appreciation (depreciation) of investments	1,596	(8)	798	2,220
Net increase (decrease) in net assets from operations	(21,887)	(479)	(3,439)	(3,414)
Changes from principal transactions:				
Total unit transactions	(10,794)	(710)	(1,673)	(1,286)
Increase (decrease) in assets derived from principal				
transactions	(10,794)	(710)	(1,673)	(1,286)
Total increase (decrease)	(32,681)	(1,189)	(5,112)	(4,700)
Net assets at December 31, 2002	41,327	2,576	6,167	5,724
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(395)	19	(68)	(86)
Net realized gain (loss) on investments				
and capital gains distributions	(2,160)	(34)	(339)	(265)
Net unrealized appreciation (depreciation) of investments	11,202	413	1,960	2,058
Net increase (decrease) in net assets from operations	8,647	398	1,553	1,707
Changes from principal transactions:				
Total unit transactions	(7,144)	(607)	(1,250)	(988)
Increase (decrease) in assets derived from principal				
transactions	(7,144)	(607)	(1,250)	(988)
Total increase (decrease)	1,503	(209)	303	719
Net assets at December 31, 2003	$ 42,830	$ 2,367	$ 6,470	$ 6,443

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	Alliance Bernstein VPSF Growth and Income	Alliance Bernstein VPSF Premier Growth	Alliance Bernstein VPSF Quasar	American Century® VP Balanced
Net assets at January 1, 2002	$ 28,177	$ 8,532	$ 910	$ 2,043
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(166)	(97)	(12)	25
Net realized gain (loss) on investments				
and capital gains distributions	(2,052)	(2,301)	(53)	(331)
Net unrealized appreciation (depreciation) of investments	(5,862)	(436)	(321)	89
Net increase (decrease) in net assets from operations	(8,080)	(2,834)	(386)	(217)
Changes from principal transactions:				
Total unit transactions	2,072	140	160	(343)
Increase (decrease) in assets derived from principal				
transactions	2,072	140	160	(343)
Total increase (decrease)	(6,008)	(2,694)	(226)	(560)
Net assets at December 31, 2002	22,169	5,838	684	1,483
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(75)	(86)	(23)	19
Net realized gain (loss) on investments				
and capital gains distributions	(917)	(358)	(125)	(7)
Net unrealized appreciation (depreciation) of investments	8,091	1,693	864	227
Net increase (decrease) in net assets from operations	7,099	1,249	716	239
Changes from principal transactions:				
Total unit transactions	5,703	227	2,518	(302)
Increase (decrease) in assets derived from principal				
transactions	5,703	227	2,518	(302)
Total increase (decrease)	12,802	1,476	3,234	(63)
Net assets at December 31, 2003	$ 34,971	$ 7,314	$ 3,918	$ 1,420

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	American Century® VP International	Calvert Social Balanced	Federated American Leaders	Federated Capital Income
Net assets at January 1, 2002	$ 2,759	$ 1,959	$ 83,193	$ 13,230
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(12)	29	(148)	441
Net realized gain (loss) on investments				
and capital gains distributions	(1,559)	(466)	(64)	(2,779)
Net unrealized appreciation (depreciation) of investments	1,039	157	(16,207)	(761)
Net increase (decrease) in net assets from operations	(532)	(280)	(16,419)	(3,099)
Changes from principal transactions:				
Total unit transactions	(688)	96	(16,235)	(3,110)
Increase (decrease) in assets derived from principal				
transactions	(688)	96	(16,235)	(3,110)
Total increase (decrease)	(1,220)	(184)	(32,654)	(6,209)
Net assets at December 31, 2002	1,539	1,775	50,539	7,021
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(8)	16	94	350
Net realized gain (loss) on investments				
and capital gains distributions	(99)	(37)	(2,953)	(1,548)
Net unrealized appreciation (depreciation) of investments	372	343	13,953	2,295
Net increase (decrease) in net assets from operations	265	322	11,094	1,097
Changes from principal transactions:				
Total unit transactions	(458)	131	(9,916)	(1,658)
Increase (decrease) in assets derived from principal				
transactions	(458)	131	(9,916)	(1,658)
Total increase (decrease)	(193)	453	1,178	(561)
Net assets at December 31, 2003	$ 1,346	$ 2,228	$ 51,717	$ 6,460

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	Federated Equity Income	Federated Fund for US Government Securities	Federated Growth Strategies	Federated High Income Bond
Net assets at January 1, 2002	$ 17,476	$ 11,702	$ 20,974	$ 20,899
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	98	271	(217)	1,712
Net realized gain (loss) on investments				
and capital gains distributions	(607)	178	(785)	(4,158)
Net unrealized appreciation (depreciation) of investments	(3,031)	443	(4,061)	2,397
Net increase (decrease) in net assets from operations	(3,540)	892	(5,063)	(49)
Changes from principal transactions:				
Total unit transactions	(3,672)	80	(5,496)	(4,167)
Increase (decrease) in assets derived from principal				
transactions	(3,672)	80	(5,496)	(4,167)
Total increase (decrease)	(7,212)	972	(10,559)	(4,216)
Net assets at December 31, 2002	10,264	12,674	10,415	16,683
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	58	275	(148)	1,017
Net realized gain (loss) on investments				
and capital gains distributions	(540)	427	(421)	(971)
Net unrealized appreciation (depreciation) of investments	2,785	(608)	3,953	3,008
Net increase (decrease) in net assets from operations	2,303	94	3,384	3,054
Changes from principal transactions:				
Total unit transactions	(1,562)	(2,935)	(1,986)	(3,963)
Increase (decrease) in assets derived from principal				
transactions	(1,562)	(2,935)	(1,986)	(3,963)
Total increase (decrease)	741	(2,841)	1,398	(909)
Net assets at December 31, 2003	$ 11,005	$ 9,833	$ 11,813	$ 15,774

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	Federated International Equity	Federated Prime Money	Fidelity® VIP *Asset Manager*[SM]	Fidelity® VIP Contrafund®
Net assets at January 1, 2002	$ 10,976	$ 8,812	$ 14,094	$ 173,999
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(119)	(1)	342	(690)
Net realized gain (loss) on investments				
and capital gains distributions	(716)	-	(2,462)	(27,676)
Net unrealized appreciation (depreciation) of investments	(1,458)	-	734	10,037
Net increase (decrease) in net assets from operations	(2,293)	(1)	(1,386)	(18,329)
Changes from principal transactions:				
Total unit transactions	(2,659)	(1,424)	(1,622)	(10,099)
Increase (decrease) in assets derived from principal				
transactions	(2,659)	(1,424)	(1,622)	(10,099)
Total increase (decrease)	(4,952)	(1,425)	(3,008)	(28,428)
Net assets at December 31, 2002	6,024	7,387	11,086	145,571
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(83)	(44)	250	(1,258)
Net realized gain (loss) on investments				
and capital gains distributions	(781)	-	(99)	(2,724)
Net unrealized appreciation (depreciation) of investments	2,426	-	1,563	42,317
Net increase (decrease) in net assets from operations	1,562	(44)	1,714	38,335
Changes from principal transactions:				
Total unit transactions	(1,021)	(2,413)	(766)	4,149
Increase (decrease) in assets derived from principal				
transactions	(1,021)	(2,413)	(766)	4,149
Total increase (decrease)	541	(2,457)	948	42,484
Net assets at December 31, 2003	$ 6,565	$ 4,930	$ 12,034	$ 188,055

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	Fidelity® VIP Equity- Income	Fidelity® VIP Growth	Fidelity® VIP High Income	Fidelity® VIP Index 500
Net assets at January 1, 2002	$ 193,019	$ 167,319	$ 39,385	$ 100,783
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	779	(1,307)	3,617	21
Net realized gain (loss) on investments				
and capital gains distributions	(13,369)	(75,975)	(15,315)	(18,284)
Net unrealized appreciation (depreciation) of investments	(23,431)	27,425	12,364	(4,036)
Net increase (decrease) in net assets from operations	(36,021)	(49,857)	666	(22,299)
Changes from principal transactions:				
Total unit transactions	(10,578)	(19,282)	(3,595)	(14,294)
Increase (decrease) in assets derived from principal				
transactions	(10,578)	(19,282)	(3,595)	(14,294)
Total increase (decrease)	(46,599)	(69,139)	(2,929)	(36,593)
Net assets at December 31, 2002	146,420	98,180	36,456	64,190
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	753	(1,061)	2,326	79
Net realized gain (loss) on investments				
and capital gains distributions	(6,755)	(3,844)	1,393	(2,618)
Net unrealized appreciation (depreciation) of investments	47,447	34,021	6,885	18,365
Net increase (decrease) in net assets from operations	41,445	29,116	10,604	15,826
Changes from principal transactions:				
Total unit transactions	4,284	(1,432)	9,910	(5,750)
Increase (decrease) in assets derived from principal				
transactions	4,284	(1,432)	9,910	(5,750)
Total increase (decrease)	45,729	27,684	20,514	10,076
Net assets at December 31, 2003	$ 192,149	$ 125,864	$ 56,970	$ 74,266

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	Fidelity® VIP Investment Grade Bond	Fidelity® VIP Overseas	Franklin Small Cap Value Securities	ING GET Fund - Series D
Net assets at January 1, 2002	$ 3,084	$ 9,914	$ -	$ 119,943
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	79	(33)	-	3,192
Net realized gain (loss) on investments				
and capital gains distributions	126	(4,667)	(241)	(3,904)
Net unrealized appreciation (depreciation) of investments	44	2,758	2	(198)
Net increase (decrease) in net assets from operations	249	(1,942)	(239)	(910)
Changes from principal transactions:				
Total unit transactions	(443)	(1,355)	604	(15,335)
Increase (decrease) in assets derived from principal				
transactions	(443)	(1,355)	604	(15,335)
Total increase (decrease)	(194)	(3,297)	365	(16,245)
Net assets at December 31, 2002	2,890	6,617	365	103,698
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	76	(39)	(3)	2,488
Net realized gain (loss) on investments				
and capital gains distributions	89	1,142	18	(1,414)
Net unrealized appreciation (depreciation) of investments	(69)	2,299	125	(988)
Net increase (decrease) in net assets from operations	96	3,402	140	86
Changes from principal transactions:				
Total unit transactions	(742)	3,885	157	(17,353)
Increase (decrease) in assets derived from principal				
transactions	(742)	3,885	157	(17,353)
Total increase (decrease)	(646)	7,287	297	(17,267)
Net assets at December 31, 2003	$ 2,244	$ 13,904	$ 662	$ 86,431

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	ING GET Fund - Series E	ING GET Fund - Series G	ING GET Fund - Series H	ING GET Fund - Series I
Net assets at January 1, 2002	$ 300,383	$ 171,369	$ 131,686	$ 87,402
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	6,692	3,565	2,395	1,568
Net realized gain (loss) on investments				
and capital gains distributions	(12,384)	(362)	(2,377)	(285)
Net unrealized appreciation (depreciation) of investments	12,265	2,002	3,658	1,680
Net increase (decrease) in net assets from operations	6,573	5,205	3,676	2,963
Changes from principal transactions:				
Total unit transactions	(30,559)	(12,697)	(13,759)	(6,286)
Increase (decrease) in assets derived from principal				
transactions	(30,559)	(12,697)	(13,759)	(6,286)
Total increase (decrease)	(23,986)	(7,492)	(10,083)	(3,323)
Net assets at December 31, 2002	276,397	163,877	121,603	84,079
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	6,394	3,488	2,709	1,369
Net realized gain (loss) on investments				
and capital gains distributions	(903)	(335)	(63)	100
Net unrealized appreciation (depreciation) of investments	(2,753)	(2,355)	(1,049)	(373)
Net increase (decrease) in net assets from operations	2,738	798	1,597	1,096
Changes from principal transactions:				
Total unit transactions	(40,249)	(26,394)	(18,191)	(10,425)
Increase (decrease) in assets derived from principal				
transactions	(40,249)	(26,394)	(18,191)	(10,425)
Total increase (decrease)	(37,511)	(25,596)	(16,594)	(9,329)
Net assets at December 31, 2003	$ 238,886	$ 138,281	$ 105,009	$ 74,750

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	ING GET Fund - Series J	ING GET Fund - Series K	ING GET Fund - Series L	ING GET Fund - Series M
Net assets at January 1, 2002	$ 74,801	$ 88,558	$ 80,345	$ 123,165
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,300	604	(1,481)	(2,333)
Net realized gain (loss) on investments				
and capital gains distributions	(1,217)	(1,167)	(2,040)	(3,483)
Net unrealized appreciation (depreciation) of investments	2,934	3,623	4,000	7,557
Net increase (decrease) in net assets from operations	3,017	3,060	479	1,741
Changes from principal transactions:				
Total unit transactions	(5,974)	(10,358)	(5,569)	(9,525)
Increase (decrease) in assets derived from principal				
transactions	(5,974)	(10,358)	(5,569)	(9,525)
Total increase (decrease)	(2,957)	(7,298)	(5,090)	(7,784)
Net assets at December 31, 2002	71,844	81,260	75,255	115,381
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,253	947	1,076	1,606
Net realized gain (loss) on investments				
and capital gains distributions	148	303	343	1,021
Net unrealized appreciation (depreciation) of investments	(799)	(922)	(356)	(674)
Net increase (decrease) in net assets from operations	602	328	1,063	1,953
Changes from principal transactions:				
Total unit transactions	(12,356)	(11,083)	(9,450)	(22,616)
Increase (decrease) in assets derived from principal				
transactions	(12,356)	(11,083)	(9,450)	(22,616)
Total increase (decrease)	(11,754)	(10,755)	(8,387)	(20,663)
Net assets at December 31, 2003	$ 60,090	$ 70,505	$ 66,868	$ 94,718

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	ING GET Fund - Series N	ING GET Fund - Series P	ING GET Fund - Series Q	ING GET Fund - Series R
Net assets at January 1, 2002	$ 104,606	$ 83,012	$ 1,620	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,868)	(1,569)	176	148
Net realized gain (loss) on investments				
and capital gains distributions	2,453	(414)	(239)	(4)
Net unrealized appreciation (depreciation) of investments	(2,953)	1,307	325	348
Net increase (decrease) in net assets from operations	(2,368)	(676)	262	492
Changes from principal transactions:				
Total unit transactions	(12,095)	(6,002)	52,944	43,064
Increase (decrease) in assets derived from principal				
transactions	(12,095)	(6,002)	52,944	43,064
Total increase (decrease)	(14,463)	(6,678)	53,206	43,556
Net assets at December 31, 2002	90,143	76,334	54,826	43,556
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	537	346	(991)	(791)
Net realized gain (loss) on investments				
and capital gains distributions	65	663	462	290
Net unrealized appreciation (depreciation) of investments	1,328	303	2,082	2,111
Net increase (decrease) in net assets from operations	1,930	1,312	1,553	1,610
Changes from principal transactions:				
Total unit transactions	(15,288)	(19,643)	(12,043)	(6,991)
Increase (decrease) in assets derived from principal				
Transactions	(15,288)	(19,643)	(12,043)	(6,991)
Total increase (decrease)	(13,358)	(18,331)	(10,490)	(5,381)
Net assets at December 31, 2003	$ 76,785	$ 58,003	$ 44,336	$ 38,175

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	ING GET Fund - Series S	ING GET Fund - Series T	ING GET Fund - Series U	ING GET Fund - Series V
Net assets at January 1, 2002	$ -	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	(51)	-	-
Net realized gain (loss) on investments				
and capital gains distributions	(5)	2	-	-
Net unrealized appreciation (depreciation) of investments	264	386	-	-
Net increase (decrease) in net assets from operations	264	337	-	-
Changes from principal transactions:				
Total unit transactions	53,289	39,041	503	-
Increase (decrease) in assets derived from principal				
transactions	53,289	39,041	503	-
Total increase (decrease)	53,553	39,378	503	-
Net assets at December 31, 2002	53,553	39,378	503	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(909)	(654)	(568)	(915)
Net realized gain (loss) on investments				
and capital gains distributions	493	412	768	(307)
Net unrealized appreciation (depreciation) of investments	2,330	1,635	2,053	(1,086)
Net increase (decrease) in net assets from operations	1,914	1,393	2,253	(2,308)
Changes from principal transactions:				
Total unit transactions	(11,327)	(8,751)	27,322	76,985
Increase (decrease) in assets derived from principal				
transactions	(11,327)	(8,751)	27,322	76,985
Total increase (decrease)	(9,413)	(7,358)	29,575	74,677
Net assets at December 31, 2003	$ 44,140	$ 32,020	$ 30,078	$ 74,677

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	ING VP Balanced	ING VP Bond	ING VP Emerging Markets	ING VP Money Market
Net assets at January 1, 2002	$ 189,948	$ 144,459	$ 912	$ 293,027
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(197)	3,230	(11)	7,338
Net realized gain (loss) on investments				
and capital gains distributions	(31,427)	4,301	(281)	(5,982)
Net unrealized appreciation (depreciation) of investments	10,085	2,691	220	(372)
Net increase (decrease) in net assets from operations	(21,539)	10,222	(72)	984
Changes from principal transactions:				
Total unit transactions	(19,541)	9,883	(191)	(31,455)
Increase (decrease) in assets derived from principal				
transactions	(19,541)	9,883	(191)	(31,455)
Total increase (decrease)	(41,080)	20,104	(263)	(30,471)
Net assets at December 31, 2002	148,868	164,563	649	262,556
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,276	820	(10)	1,300
Net realized gain (loss) on investments				
and capital gains distributions	(6,377)	1,734	(21)	(1,414)
Net unrealized appreciation (depreciation) of investments	30,184	5,194	287	(660)
Net increase (decrease) in net assets from operations	25,083	7,748	256	(774)
Changes from principal transactions:				
Total unit transactions	(1,133)	(28,876)	(96)	(87,888)
Increase (decrease) in assets derived from principal				
transactions	(1,133)	(28,876)	(96)	(87,888)
Total increase (decrease)	23,950	(21,128)	160	(88,662)
Net assets at December 31, 2003	$ 172,818	$ 143,435	$ 809	$ 173,894

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	ING VP Natural Resources	ING VP Strategic Allocation Balanced	ING VP Strategic Allocation Growth	ING VP Strategic Allocation Income
Net assets at January 1, 2002	$ 2,003	$ 17,390	$ 13,876	$ 23,347
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(19)	194	59	431
Net realized gain (loss) on investments				
and capital gains distributions	19	(1,295)	(1,733)	(810)
Net unrealized appreciation (depreciation) of investments	(81)	(696)	(368)	(899)
Net increase (decrease) in net assets from operations	(81)	(1,797)	(2,042)	(1,278)
Changes from principal transactions:				
Total unit transactions	(355)	(1,249)	(577)	(1,981)
Increase (decrease) in assets derived from principal				
transactions	(355)	(1,249)	(577)	(1,981)
Total increase (decrease)	(436)	(3,046)	(2,619)	(3,259)
Net assets at December 31, 2002	1,567	14,344	11,257	20,088
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(19)	33	(41)	201
Net realized gain (loss) on investments				
and capital gains distributions	(20)	(421)	(254)	(299)
Net unrealized appreciation (depreciation) of investments	435	2,802	2,920	2,310
Net increase (decrease) in net assets from operations	396	2,414	2,625	2,212
Changes from principal transactions:				
Total unit transactions	(231)	179	926	(2,878)
Increase (decrease) in assets derived from principal				
transactions	(231)	179	926	(2,878)
Total increase (decrease)	165	2,593	3,551	(666)
Net assets at December 31, 2003	$ 1,732	$ 16,937	$ 14,808	$ 19,422

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	ING MFS Total Return	ING T. Rowe Price Equity Income	ING Alger Aggressive Growth	ING Alger Growth
Net assets at January 1, 2002	$ -	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	-
Net realized gain (loss) on investments				
and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) of investments	-	-	(12)	(1)
Net increase (decrease) in net assets from operations	-	-	(12)	(1)
Changes from principal transactions:				
Total unit transactions	-	-	191	10
Increase (decrease) in assets derived from principal				
transactions	-	-	191	10
Total increase (decrease)	-	-	179	9
Net assets at December 31, 2002	-	-	179	9
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	-	(4)	(1)
Net realized gain (loss) on investments				
and capital gains distributions	2	7	71	9
Net unrealized appreciation (depreciation) of investments	12	79	59	34
Net increase (decrease) in net assets from operations	16	86	126	42
Changes from principal transactions:				
Total unit transactions	385	618	712	329
Increase (decrease) in assets derived from principal				
transactions	385	618	712	329
Total increase (decrease)	401	704	838	371
Net assets at December 31, 2003	$ 401	$ 704	$ 1,017	$ 380

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	ING American Century Small Cap Value	ING Baron Small Cap Growth	ING DSI Enhanced Index	ING Goldman Sachs® Capital Growth
Net assets at January 1, 2002	$ -	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(1)	-	-
Net realized gain (loss) on investments and capital gains distributions	(5)	5	-	-
Net unrealized appreciation (depreciation) of investments	7	-	-	(1)
Net increase (decrease) in net assets from operations	2	4	-	(1)
Changes from principal transactions:				
Total unit transactions	171	189	-	19
Increase (decrease) in assets derived from principal transactions	171	189	-	19
Total increase (decrease)	173	193	-	18
Net assets at December 31, 2002	173	193	-	18
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(6)	-	-
Net realized gain (loss) on investments and capital gains distributions	54	37	1	-
Net unrealized appreciation (depreciation) of investments	74	159	-	4
Net increase (decrease) in net assets from operations	126	190	1	4
Changes from principal transactions:				
Total unit transactions	262	998	5	3
Increase (decrease) in assets derived from principal transactions	262	998	5	3
Total increase (decrease)	388	1,188	6	7
Net assets at December 31, 2003	$ 561	$ 1,381	$ 6	$ 25

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	ING JPMorgan Fleming International	ING JPMorgan Mid Cap Value	ING MFS Capital Opportunities	ING MFS Global Growth
Net assets at January 1, 2002	$ 30,449	$ -	$ 62,832	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(154)	-	(593)	-
Net realized gain (loss) on investments				
and capital gains distributions	(3,362)	-	(41,813)	-
Net unrealized appreciation (depreciation) of investments	(591)	(2)	23,517	-
Net increase (decrease) in net assets from operations	(4,107)	(2)	(18,889)	-
Changes from principal transactions:				
Total unit transactions	(2,298)	89	(8,202)	1
Increase (decrease) in assets derived from principal				
transactions	(2,298)	89	(8,202)	1
Total increase (decrease)	(6,405)	87	(27,091)	1
Net assets at December 31, 2002	24,044	87	35,741	1
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	(2)	(375)	-
Net realized gain (loss) on investments				
and capital gains distributions	4,418	25	(7,641)	3
Net unrealized appreciation (depreciation) of investments	3,476	79	16,575	-
Net increase (decrease) in net assets from operations	7,891	102	8,559	3
Changes from principal transactions:				
Total unit transactions	2,084	489	(5,013)	1
Increase (decrease) in assets derived from principal				
transactions	2,084	489	(5,013)	1
Total increase (decrease)	9,975	591	3,546	4
Net assets at December 31, 2003	$ 34,019	$ 678	$ 39,287	$ 5

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	ING MFS Research Equity	ING Op Cap Balanced Value	ING PIMCO Total Return	ING Salomon Brothers Aggressive Growth
Net assets at January 1, 2002	$ 69,394	$ -	$ -	$ 91,535
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(600)	-	14	(849)
Net realized gain (loss) on investments				
and capital gains distributions	(43,750)	-	18	(25,189)
Net unrealized appreciation (depreciation) of investments	27,569	-	18	(4,737)
Net increase (decrease) in net assets from operations	(16,781)	-	50	(30,775)
Changes from principal transactions:				
Total unit transactions	(11,944)	15	1,225	(13,752)
Increase (decrease) in assets derived from principal				
transactions	(11,944)	15	1,225	(13,752)
Total increase (decrease)	(28,725)	15	1,275	(44,527)
Net assets at December 31, 2002	40,669	15	1,275	47,008
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(289)	7	50	(674)
Net realized gain (loss) on investments				
and capital gains distributions	(1,984)	8	68	(3,532)
Net unrealized appreciation (depreciation) of investments	10,721	80	(57)	20,204
Net increase (decrease) in net assets from operations	8,448	95	61	15,998
Changes from principal transactions:				
Total unit transactions	(6,177)	1,140	1,277	(4,367)
Increase (decrease) in assets derived from principal				
transactions	(6,177)	1,140	1,277	(4,367)
Total increase (decrease)	2,271	1,235	1,338	11,631
Net assets at December 31, 2003	$ 42,940	$ 1,250	$ 2,613	$ 58,639

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	ING Salomon Brothers Fundamental Value	ING Salomon Brothers Investors Value	ING T. Rowe Price Growth Equity	ING UBS Tactical Asset Allocation
Net assets at January 1, 2002	$ -	$ -	$ 89,395	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	(835)	-
Net realized gain (loss) on investments				
and capital gains distributions	-	-	(31,652)	-
Net unrealized appreciation (depreciation) of investments	-	(2)	11,325	-
Net increase (decrease) in net assets from operations	-	(2)	(21,162)	-
Changes from principal transactions:				
Total unit transactions	5	16	(9,790)	-
Increase (decrease) in assets derived from principal				
transactions	5	16	(9,790)	-
Total increase (decrease)	5	14	(30,952)	-
Net assets at December 31, 2002	5	14	58,443	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	(747)	-
Net realized gain (loss) on investments				
and capital gains distributions	103	3	(2,008)	1
Net unrealized appreciation (depreciation) of investments	85	20	19,241	3
Net increase (decrease) in net assets from operations	188	23	16,486	4
Changes from principal transactions:				
Total unit transactions	1,022	142	(42)	49
Increase (decrease) in assets derived from principal				
transactions	1,022	142	(42)	49
Total increase (decrease)	1,210	165	16,444	53
Net assets at December 31, 2003	$ 1,215	$ 179	$ 74,887	$ 53

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	ING Van Kampen Comstock	ING VP Growth and Income	ING GET U.S. Core - Series 1	ING GET U.S. Core - Series 2
Net assets at January 1, 2002	$ -	$ 663,646	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	(1,352)	-	-
Net realized gain (loss) on investments				
and capital gains distributions	-	(193,419)	-	-
Net unrealized appreciation (depreciation) of investments	(11)	35,220	-	-
Net increase (decrease) in net assets from operations	(10)	(159,551)	-	-
Changes from principal transactions:				
Total unit transactions	329	(88,129)	-	-
Increase (decrease) in assets derived from principal				
transactions	329	(88,129)	-	-
Total increase (decrease)	319	(247,680)	-	-
Net assets at December 31, 2002	319	415,966	-	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(4,562)	(162)	(36)
Net realized gain (loss) on investments				
and capital gains distributions	45	(65,679)	16	-
Net unrealized appreciation (depreciation) of investments	103	163,033	861	182
Net increase (decrease) in net assets from operations	148	92,792	715	146
Changes from principal transactions:				
Total unit transactions	432	(53,397)	25,230	24,355
Increase (decrease) in assets derived from principal				
transactions	432	(53,397)	25,230	24,355
Total increase (decrease)	580	39,395	25,945	24,501
Net assets at December 31, 2003	$ 899	$ 455,361	$ 25,945	$ 24,501

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	ING GET U.S. Core - Series 3	ING VP Growth	ING VP Index Plus LargeCap	ING VP Index Plus MidCap
Net assets at January 1, 2002	$ -	$ 52,088	$ 224,762	$ 9,214
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(473)	(1,838)	(54)
Net realized gain (loss) on investments				
and capital gains distributions	-	(8,444)	(58,481)	(760)
Net unrealized appreciation (depreciation) of investments	-	(5,648)	11,268	(1,413)
Net increase (decrease) in net assets from operations	-	(14,565)	(49,051)	(2,227)
Changes from principal transactions:				
Total unit transactions	-	(9,237)	(21,294)	4,792
Increase (decrease) in assets derived from principal				
transactions	-	(9,237)	(21,294)	4,792
Total increase (decrease)	-	(23,802)	(70,345)	2,565
Net assets at December 31, 2002	-	28,286	154,417	11,779
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(341)	(240)	(47)
Net realized gain (loss) on investments				
and capital gains distributions	-	(1,434)	(6,964)	(736)
Net unrealized appreciation (depreciation) of investments	-	9,318	43,359	4,296
Net increase (decrease) in net assets from operations	(1)	7,543	36,155	3,513
Changes from principal transactions:				
Total unit transactions	1,966	(3,738)	(3,646)	(260)
Increase (decrease) in assets derived from principal				
transactions	1,966	(3,738)	(3,646)	(260)
Total increase (decrease)	1,965	3,805	32,509	3,253
Net assets at December 31, 2003	$ 1,965	$ 32,091	$ 186,926	$ 15,032

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	ING VP Index Plus SmallCap	ING VP International Equity	ING VP Small Company	ING VP Technology
Net assets at January 1, 2002	$ 2,411	$ 7,991	$ 62,576	$ 11,745
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(30)	(64)	(469)	(109)
Net realized gain (loss) on investments				
and capital gains distributions	(75)	(1,577)	(3,581)	(3,681)
Net unrealized appreciation (depreciation) of investments	(732)	(300)	(14,441)	(1,844)
Net increase (decrease) in net assets from operations	(837)	(1,941)	(18,491)	(5,634)
Changes from principal transactions:				
Total unit transactions	2,701	(822)	8,073	453
Increase (decrease) in assets derived from principal				
transactions	2,701	(822)	8,073	453
Total increase (decrease)	1,864	(2,763)	(10,418)	(5,181)
Net assets at December 31, 2002	4,275	5,228	52,158	6,564
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(31)	(9)	(591)	(105)
Net realized gain (loss) on investments				
and capital gains distributions	(377)	842	(4,193)	(728)
Net unrealized appreciation (depreciation) of investments	1,857	966	23,973	3,935
Net increase (decrease) in net assets from operations	1,449	1,799	19,189	3,102
Changes from principal transactions:				
Total unit transactions	988	1,897	9,111	3,706
Increase (decrease) in assets derived from principal				
transactions	988	1,897	9,111	3,706
Total increase (decrease)	2,437	3,696	28,300	6,808
Net assets at December 31, 2003	$ 6,712	$ 8,924	$ 80,458	$ 13,372

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	ING VP Value Opportunity	ING VP Growth Opportunities - Class R	ING VP Growth Opportunities - Class S	ING VP International Value
Net assets at January 1, 2002	$ 26,362	$ -	$ 141	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(184)	-	(2)	-
Net realized gain (loss) on investments				
and capital gains distributions	(4,332)	2	(28)	(19)
Net unrealized appreciation (depreciation) of investments	(2,719)	(19)	(29)	(30)
Net increase (decrease) in net assets from operations	(7,235)	(17)	(59)	(49)
Changes from principal transactions:				
Total unit transactions	(2,126)	401	43	453
Increase (decrease) in assets derived from principal				
transactions	(2,126)	401	43	453
Total increase (decrease)	(9,361)	384	(16)	404
Net assets at December 31, 2002	17,001	384	125	404
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(77)	(2)	(4)	5
Net realized gain (loss) on investments				
and capital gains distributions	(911)	(1)	4	12
Net unrealized appreciation (depreciation) of investments	4,627	23	109	247
Net increase (decrease) in net assets from operations	3,639	20	109	264
Changes from principal transactions:				
Total unit transactions	(1,995)	(355)	619	531
Increase (decrease) in assets derived from principal				
transactions	(1,995)	(355)	619	531
Total increase (decrease)	1,644	(335)	728	795
Net assets at December 31, 2003	$ 18,645	$ 49	$ 853	$ 1,199

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	ING VP MagnaCap - Class R	ING VP MagnaCap - Class S	ING VP MidCap Opportunities - Class R	ING VP MidCap Opportunities - Class S
Net assets at January 1, 2002	$ -	$ 431	$ -	$ 865
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(1)	-	(23)
Net realized gain (loss) on investments and capital gains distributions	-	(10)	-	(97)
Net unrealized appreciation (depreciation) of investments	(6)	(121)	(1)	(459)
Net increase (decrease) in net assets from operations	(6)	(132)	(1)	(579)
Changes from principal transactions:				
Total unit transactions	33	191	77	2,297
Increase (decrease) in assets derived from principal transactions	33	191	77	2,297
Total increase (decrease)	27	59	76	1,718
Net assets at December 31, 2002	27	490	76	2,583
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(2)	(7)	(52)
Net realized gain (loss) on investments and capital gains distributions	(4)	(52)	182	(176)
Net unrealized appreciation (depreciation) of investments	12	221	125	1,406
Net increase (decrease) in net assets from operations	8	167	300	1,178
Changes from principal transactions:				
Total unit transactions	7	271	529	3,057
Increase (decrease) in assets derived from principal transactions	7	271	529	3,057
Total increase (decrease)	15	438	829	4,235
Net assets at December 31, 2003	$ 42	$ 928	$ 905	$ 6,818

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	ING VP SmallCap Opportunities - Class R	ING VP SmallCap Opportunities - Class S	Janus Aspen Balanced	Janus Aspen Flexible Income
Net assets at January 1, 2002	$ -	$ 1,280	$ 240,241	$ 23,940
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(21)	2,536	856
Net realized gain (loss) on investments				
and capital gains distributions	(10)	(338)	(19,146)	761
Net unrealized appreciation (depreciation) of investments	(4)	(622)	(1,490)	571
Net increase (decrease) in net assets from operations	(14)	(981)	(18,100)	2,188
Changes from principal transactions:				
Total unit transactions	72	1,473	(24,316)	2,264
Increase (decrease) in assets derived from principal				
transactions	72	1,473	(24,316)	2,264
Total increase (decrease)	58	492	(42,416)	4,452
Net assets at December 31, 2002	58	1,772	197,825	28,392
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(33)	1,782	840
Net realized gain (loss) on investments				
and capital gains distributions	39	(426)	(2,339)	734
Net unrealized appreciation (depreciation) of investments	(7)	1,223	23,364	(248)
Net increase (decrease) in net assets from operations	30	764	22,807	1,326
Changes from principal transactions:				
Total unit transactions	1,304	1,992	(34,101)	(7,560)
Increase (decrease) in assets derived from principal				
transactions	1,304	1,992	(34,101)	(7,560)
Total increase (decrease)	1,334	2,756	(11,294)	(6,234)
Net assets at December 31, 2003	$ 1,392	$ 4,528	$ 186,531	$ 22,158

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	Janus Aspen Growth	Janus Aspen Mid Cap Growth	Janus Aspen Worldwide Growth	Lord Abbett Growth and Income
Net assets at January 1, 2002	$ 176,779	$ 141,806	$ 331,396	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,668)	(1,204)	(1,013)	1
Net realized gain (loss) on investments				
and capital gains distributions	(88,052)	(110,103)	(139,153)	-
Net unrealized appreciation (depreciation) of investments	45,741	73,321	58,703	(19)
Net increase (decrease) in net assets from operations	(43,979)	(37,986)	(81,463)	(18)
Changes from principal transactions:				
Total unit transactions	(34,297)	(26,587)	(51,653)	440
Increase (decrease) in assets derived from principal				
transactions	(34,297)	(26,587)	(51,653)	440
Total increase (decrease)	(78,276)	(64,573)	(133,116)	422
Net assets at December 31, 2002	98,503	77,233	198,280	422
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,140)	(963)	(283)	6
Net realized gain (loss) on investments				
and capital gains distributions	(4,646)	(5,140)	(13,982)	7
Net unrealized appreciation (depreciation) of investments	32,018	29,450	51,811	364
Net increase (decrease) in net assets from operations	26,232	23,347	37,546	377
Changes from principal transactions:				
Total unit transactions	(19,409)	(11,863)	(44,903)	2,311
Increase (decrease) in assets derived from principal				
transactions	(19,409)	(11,863)	(44,903)	2,311
Total increase (decrease)	6,823	11,484	(7,357)	2,688
Net assets at December 31, 2003	$ 105,326	$ 88,717	$ 190,923	$ 3,110

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	Lord Abbett Mid-Cap Value	MFS ® Global Governments	MFS® Total Return	Oppenheimer Aggressive Growth
Net assets at January 1, 2002	$ -	$ 1,742	$ 93,910	$ 40,449
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	36	355	(189)
Net realized gain (loss) on investments				
and capital gains distributions	(22)	31	3,617	(5,968)
Net unrealized appreciation (depreciation) of investments	(25)	84	(10,681)	(5,031)
Net increase (decrease) in net assets from operations	(46)	151	(6,709)	(11,188)
Changes from principal transactions:				
Total unit transactions	520	827	4,524	(5,331)
Increase (decrease) in assets derived from principal				
transactions	520	827	4,524	(5,331)
Total increase (decrease)	474	978	(2,185)	(16,519)
Net assets at December 31, 2002	474	2,720	91,725	23,930
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	117	374	(335)
Net realized gain (loss) on investments				
and capital gains distributions	-	67	(807)	(1,055)
Net unrealized appreciation (depreciation) of investments	222	55	14,113	6,608
Net increase (decrease) in net assets from operations	221	239	13,680	5,218
Changes from principal transactions:				
Total unit transactions	522	(435)	5,000	(33)
Increase (decrease) in assets derived from principal				
transactions	522	(435)	5,000	(33)
Total increase (decrease)	743	(196)	18,680	5,185
Net assets at December 31, 2003	$ 1,217	$ 2,524	$ 110,405	$ 29,115

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	Oppenheimer Global Securities	Oppenheimer Main Street®	Oppenheimer Strategic Bond	Pioneer Equity Income VCT
Net assets at January 1, 2002	$ 16,403	$ 65,709	$ 28,892	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(124)	(328)	1,846	1
Net realized gain (loss) on investments				
and capital gains distributions	(3,498)	(11,300)	(1,632)	(1)
Net unrealized appreciation (depreciation) of investments	(1,164)	(1,390)	1,590	(6)
Net increase (decrease) in net assets from operations	(4,786)	(13,018)	1,804	(6)
Changes from principal transactions:				
Total unit transactions	3,560	(3,890)	2,039	159
Increase (decrease) in assets derived from principal				
transactions	3,560	(3,890)	2,039	159
Total increase (decrease)	(1,226)	(16,908)	3,843	153
Net assets at December 31, 2002	15,177	48,801	32,735	153
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(100)	(224)	1,817	3
Net realized gain (loss) on investments				
and capital gains distributions	(902)	(1,676)	661	(8)
Net unrealized appreciation (depreciation) of investments	7,819	14,143	3,307	49
Net increase (decrease) in net assets from operations	6,817	12,243	5,785	44
Changes from principal transactions:				
Total unit transactions	7,545	4,077	3,980	56
Increase (decrease) in assets derived from principal				
transactions	7,545	4,077	3,980	56
Total increase (decrease)	14,362	16,320	9,765	100
Net assets at December 31, 2003	$ 29,539	$ 65,121	$ 42,500	$ 253

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	Pioneer Fund VCT	Pioneer Mid Cap Value VCT	Prudential Jennison	Prudential SP Jennison International Growth
Net assets at January 1, 2002	$ -	$ -	$ 724	$ 59
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	(9)	(3)
Net realized gain (loss) on investments				
and capital gains distributions	-	(9)	(252)	(44)
Net unrealized appreciation (depreciation) of investments	-	-	(50)	(7)
Net increase (decrease) in net assets from operations	-	(9)	(311)	(54)
Changes from principal transactions:				
Total unit transactions	1	39	14	209
Increase (decrease) in assets derived from principal				
transactions	1	39	14	209
Total increase (decrease)	1	30	(297)	155
Net assets at December 31, 2002	1	30	427	214
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(1)	(8)	(12)
Net realized gain (loss) on investments				
and capital gains distributions	-	22	5	89
Net unrealized appreciation (depreciation) of investments	-	56	156	289
Net increase (decrease) in net assets from operations	-	77	153	366
Changes from principal transactions:				
Total unit transactions	3	632	279	2,689
Increase (decrease) in assets derived from principal				
transactions	3	632	279	2,689
Total increase (decrease)	3	709	432	3,055
Net assets at December 31, 2003	$ 4	$ 739	$ 859	$ 3,269

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	UBS Tactical Allocation
Net assets at January 1, 2002	$ 14,334
Increase (decrease) in net assets	
Operations:	
Net investment income (loss)	(86)
Net realized gain (loss) on investments and capital gains distributions	(3,544)
Net unrealized appreciation (depreciation) of investments	284
Net increase (decrease) in net assets from operations	(3,346)
Changes from principal transactions:	
Total unit transactions	(1,263)
Increase (decrease) in assets derived from principal	
transactions	(1,263)
Total increase (decrease)	(4,609)
Net assets at December 31, 2002	9,725
Increase (decrease) in net assets	
Operations:	
Net investment income (loss)	(46)
Net realized gain (loss) on investments and capital gains distributions	(189)
Net unrealized appreciation (depreciation) of investments	2,649
Net increase (decrease) in net assets from operations	2,414
Changes from principal transactions:	
Total unit transactions	(431)
Increase (decrease) in assets derived from principal	
transactions	(431)
Total increase (decrease)	1,983
Net assets at December 31, 2003	$ 11,708

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

1.   Organization

ING Life Insurance and Annuity Company Variable Annuity Account B (the "Account") was established by ING Insurance Company of America ("ILIAC" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), an insurance holding company domiciled in the State of Delaware. ING AIH is a wholly owned subsidiary of ING Groep, N.V., a global financial services holding company based in The Netherlands.

The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The account is sold exclusively for use with variable annuity Contracts that may be entitled to tax-deferred treatment under specific sections of the Internal Revenue Code of 1986, as amended. ILIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed separate account, which is not part of the Account, as directed by the Contractowners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business ILIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ILIAC. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of ILIAC.

At December 31, 2003, the Account had 117 investment divisions (the "Divisions"), 50 of which invest in independently managed mutual funds and 67 of which invest in mutual funds managed by affiliates, either ING Investments, LLC or ING Life Insurance and Annuity Company. The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts"). Investment Divisions at December 31, 2003 and related Trusts are as follows:

AIM Variable Insurance Funds:
  AIM V.I. Capital Appreciation Fund - Series I
    Shares
  AIM V.I. Core Equity Fund - Series I Shares
  AIM V.I. Government Securities Fund - Series I
    Shares
  AIM V.I. Growth Fund - Series I Shares
  AIM V.I. Premier Equity Fund - Series I Shares
Alger American Funds:
  Alger American Balanced Portfolio
  Alger American Income & Growth Portfolio

Alger American Leveraged AllCap Portfolio
AllianceBernstein Variable Products Series Fund,
  Inc.:
  AllianceBernstein VPSF Growth and Income
    Class A
  AllianceBernstein VPSF Premier Growth Class A
  AllianceBernstein VPSF Quasar Class A
American Century® Investments:
  American Century® VP Balanced Fund
  American Century® VP International Fund
Calvert Social Balanced Portfolio

Federated Insurance Series:
  Federated American Leaders Fund II
  Federated Capital Income Fund II
  Federated Equity Income Fund II
  Federated Fund for U.S. Government Securities II
  Federated Growth Strategies Fund II
  Federated High Income Bond Fund II
  Federated International Equity Fund II
  Federated Prime Money Fund II
Fidelity® Variable Insurance Products Fund:
  Fidelity® VIP *Asset Manager*^{SM} Portfolio - Initial Class
  Fidelity® VIP Contrafund® Portfolio - Initial Class
  Fidelity® VIP Equity-Income Portfolio - Initial Class
  Fidelity® VIP Growth Portfolio - Initial Class
  Fidelity® VIP High Income Portfolio - Initial Class
  Fidelity® VIP Index 500 Portfolio - Initial Class
  Fidelity® VIP Investment Grade Bond Portfolio - Initial Class
  Fidelity® VIP Overseas Portfolio - Initial Class
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund - Class 2 *
ING GET Fund:
  ING GET Fund - Series D
  ING GET Fund - Series E
  ING GET Fund - Series G
  ING GET Fund - Series H
  ING GET Fund - Series I
  ING GET Fund - Series J
  ING GET Fund - Series K
  ING GET Fund - Series L
  ING GET Fund - Series M
  ING GET Fund - Series N
  ING GET Fund - Series P
  ING GET Fund - Series Q
  ING GET Fund - Series R *
  ING GET Fund - Series S *
  ING GET Fund - Series T *
  ING GET Fund - Series U *
  ING GET Fund - Series V **
ING VP Balanced Portfolio, Inc. - Class R
ING VP Bond Portfolio - Class R

ING VP Emerging Markets Fund
ING VP Money Market Portfolio - Class R
ING VP Natural Resources Trust
ING Generations Portfolio, Inc.:
  ING VP Strategic Allocation Balanced Portfolio - Class R
  ING VP Strategic Allocation Growth Portfolio - Class R
  ING VP Strategic Allocation Income Portfolio - Class R
ING Investors Trust:
  ING MFS Total Return Portfolio - Service Class **
  ING T. Rowe Price Equity Income Portfolio - Service Class **
ING Partners, Inc.:
  ING Alger Aggressive Growth Portfolio - Service Class *
  ING Alger Growth Portfolio - Service Class *
  ING American Century Small Cap Value Portfolio - Service Class *
  ING Baron Small Cap Growth Portfolio - Service Class *
  ING DSI Enhanced Index Portfolio - Service Class **
  ING Goldman Sachs® Capital Growth Portfolio - Service Class *
  ING JPMorgan Fleming International Portfolio - Initial Class
  ING JPMorgan Mid Cap Value Portfolio - Service Class *
  ING MFS Capital Opportunities Portfolio - Initial Class
  ING MFS Global Growth Portfolio - Service Class *
  ING MFS Research Equity Portfolio - Initial Class
  ING OpCap Balanced Value Portfolio - Service Class *
  ING PIMCO Total Return Portfolio - Service Class *
  ING Salomon Brothers Aggressive Growth Portfolio - Initial Class
  ING Salomon Brothers Fundamental Value Portfolio - Service Class *
  ING Salomon Brothers Investors Value Portfolio - Service Class *

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

ING Partners, Inc (continued):
  ING T. Rowe Price Growth Equity Portfolio -
    Initial Class
  ING UBS Tactical Asset Allocation Portfolio -
    Service Class *
  ING Van Kampen Comstock Portfolio - Service
    Class *
ING Variable Funds:
  ING VP Growth and Income Portfolio - Class R
ING Variable Insurance Trust:
  ING GET U.S. Core Portfolio - Series 1 **
  ING GET U.S. Core Portfolio - Series 2 **
  ING GET U.S. Core Portfolio - Series 3 **
ING Variable Portfolios, Inc.:
  ING VP Growth Portfolio - Class R
  ING VP Index Plus LargeCap Portfolio - Class R
  ING VP Index Plus MidCap Portfolio - Class R
  ING VP Index Plus SmallCap Portfolio - Class R
  ING VP International Equity Portfolio - Class R
  ING VP Small Company Portfolio - Class R
  ING VP Technology Portfolio - Class R
  ING VP Value Opportunity Portfolio - Class R
ING Variable Products Trust:
  ING VP Growth Opportunities Portfolio - Class
    R *
  ING VP Growth Opportunities Portfolio - Class S
  ING VP International Value Portfolio – Class R*
  ING VP MagnaCap Portfolio - Class R *
  ING VP MagnaCap Portfolio - Class S
  ING VP MidCap Opportunities Portfolio - Class
    R *
  ING VP MidCap Opportunities Portfolio - Class
    S
  ING VP SmallCap Opportunities Portfolio -
    Class R *
  ING VP SmallCap Opportunities Portfolio -
    Class S

Janus Aspen Series:
  Janus Aspen Balanced Portfolio - Inst Shares
  Janus Aspen Flexible Income Portfolio - Inst
    Shares
  Janus Aspen Growth Portfolio - Inst Shares
  Janus Aspen Mid Cap Growth Portfolio - Inst
    Shares
  Janus Aspen Worldwide Growth Portfolio - Inst
    Shares
Lord Abbett Funds:
  Lord Abbett Growth and Income Portfolio *
  Lord Abbett Mid-Cap Value Portfolio *
MFS® Funds:
  MFS ® Global Governments Series
  MFS® Total Return Series - Initial Class
Oppenheimer Variable Account Funds:
  Oppenheimer Aggressive Growth Fund/VA
  Oppenheimer Global Securities Fund/VA
  Oppenheimer Main Street® Fund/VA
  Oppenheimer Strategic Bond Fund/VA
Pioneer Variable Contracts Trust:
  Pioneer Equity Income VCT Portfolio - Class I *
  Pioneer Fund VCT Portfolio - Class I *
  Pioneer Mid Cap Value VCT Portfolio - Class I *
Prudential Series Fund, Inc.:
  Jennison Portfolio - Class II Shares
  SP Jennison International Growth Portfolio -
    Class II Shares
UBS Series Trust:
  UBS Tactical Allocation Portfolio - Class I

*   Investment Division added in 2002.
**   Investment Division added in 2003.

85

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

The names of certain Divisions were changed during 2003. The following is a summary of current and former names for those Divisions:

Current Name	Former Name
AllianceBernstein VPSF Growth and Income Class A	Alliance Growth and Income
AllianceBernstein VPSF Premier Growth Class A	Alliance Premier Growth Portfolio
AllianceBernstein VPSF Quasar Class A	Alliance Quasar Portfolio
Federated Capital Income Fund Fund II	Federated Utility Fund II
Fidelity® VIP *Asset Manager*^{SM} Portfolio - Initial Class	Fidelity® VIP II *Asset Manager*^{SM} Portfolio - Initial Class
Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP II Contrafund® Portfolio - Initial Class
Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP II Index 500 Portfolio - Initial Class
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Fidelity® VIP II Investment Grade Bond Portfolio - Initial Class
ING MFS Research Equity Portfolio - Initial Class	ING MFS Research Portfolio - Initial Class
ING Salomon Brothers Fundamental Value Portfolio - Service Class	ING Salomon Brothers Capital Portfolio - Service Class
Janus Aspen Mid Cap Growth Portfolio - Inst Shares	Janus Aspen Aggressive Growth Portfolio - Inst Shares
Oppenheimer Main Street® Fund/VA	Oppenheimer Main Street® Growth & IncomeFund/VA
UBS Tactical Allocation Portfolio - Class I	Brinson Series Tactical Allocation Portfolio - Class I

2.   **Significant Accounting Policies**

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Investments

Investments are made in shares of a Fund and are recorded at fair value, determined by the net asset value per share of the respective Fund. Investment transactions in each Fund are recorded on the trade date. Distributions of net investment income and capital gains from each Fund are recognized on the ex–distribution date. Realized gains and losses on redemptions of the shares of the Fund are determined by specific identification. The difference between cost and current market value is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of ILIAC, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the Contractowners are excluded in the determination of the federal income tax liability of ILIAC.

Annuity Reserves

Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts. The annuity reserves are recorded in the financial statements at the aggregate account values of the Contractholders invested in the Account Divisions. Annuity reserves held in the Account for currently payable contracts are computed according to the Progressive Annuity, a49, 1971 Individual Annuity Mortality, 1971 Group Annuity Mortality, 1983a, and 1983 Group Annuity Mortality tables using various assumed interest rates not to exceed seven percent. Mortality experience is monitored by the Company. Charges to annuity reserves for mortality experience are reimbursed to the Company if the reserves required are less than originally estimated. If additional reserves are required, the Company reimburses the Account. Conversely, if amounts allocated exceed amounts required, transfers may be made to ILIAC.

3.   Charges and Fees

Under the terms of the Contracts, certain charges are allocated to the Contracts to cover ILIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

Mortality and Expense Risk Charges

ILIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Daily charges are deducted at annual rates of up to 1.90% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contract.

Administrative Charges

A daily charge at an annual rate of up to 0.50% of the assets attributable to the Contracts is deducted, as specified in the Contract.

Contract Maintenance Charges

An annual contract or certificate maintenance fee of up to $20 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract.

Contingent Deferred Sales Charges

For certain Contracts, a contingent deferred sales charge is imposed as a percentage that ranges up to 7% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken, as specified in the Contract.

Premium Taxes

For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the deduction depends on the Contractowner's state of residence and currently ranges up to 4.0% of premiums.

4.   **Related Party Transactions**

During the year ended December 31, 2003, management fees were paid indirectly to ING Investments, LLC, an affiliate of the Company, in its capacity as investment adviser to the ING GET Fund, ING Balanced Portfolio, Inc., ING VP Emerging Markets Fund, ING VP Natural Resources Trust, ING VP Money Market Portfolio, ING Generations Portfolios, Inc., ING Variable Funds, ING VP Bond Portfolio, ING Variable Portfolios, Inc., and ING Variable Products Trust. The annual fee rate ranged from 0.25% to 1.00% of the average net assets of each respective Fund or Fund of the Trust. In addition, management fees were paid to ILIAC, an affiliate, in its capacity as investment adviser to ING Partners, Inc. The annual fee rate ranged from 0.50% to 1.00% of the average net assets of each respective Fund of the Trust.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

5. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follows:

		Year ended December 31			
	2003			**2002**	
	Purchases	**Sales**		**Purchases**	**Sales**
		(Dollars in Thousands)			
AIM Variable Insurance Funds:					
AIM V.I. Capital Appreciation	$ 1,737	$ 3,129	$ 24,514	$ 27,763	
AIM V.I. Core Equity	3,305	4,917	38,407	44,855	
AIM V.I. Government Securities	6,524	17,272	32,681	16,817	
AIM V.I. Growth	1,907	3,089	24,478	29,364	
AIM V.I. Premier Equity	1,284	8,823	68,844	80,157	
Alger American Funds:					
Alger American Balanced	132	720	3,639	4,339	
Alger American Income & Growth	168	1,486	10,413	12,151	
Alger American Leveraged AllCap	1	1,075	9,454	10,850	
AllianceBernstein Variable Products					
Series Fund, Inc.:					
AllianceBernstein VPSF Growth and Income	9,057	3,429	46,961	44,016	
AllianceBernstein VPSF Premier Growth	1,645	1,504	10,145	10,102	
AllianceBernstein VPSF Quasar	3,231	736	1,723	1,577	
American Century® Investments:					
American Century® VP Balanced	40	323	1,989	2,307	
American Century® VP International	19	485	2,499	3,200	
Calvert Social Balanced	559	412	1,931	1,806	
Federated Insurance Series:					
Federated American Leaders	1,301	11,123	8,627	25,009	
Federated Capital Income	534	1,842	2,331	5,001	
Federated Equity Income	627	2,131	820	4,394	
Federated Fund for U.S. Government Securities	1,190	3,794	4,984	4,633	
Federated Growth Strategies	475	2,609	112	5,825	
Federated High Income Bond	1,589	4,535	6,847	9,302	
Federated International Equity	361	1,465	127	2,905	
Federated Prime Money	2,583	5,040	5,760	7,185	
Fidelity® Variable Insurance Products Fund:					
Fidelity® VIP *Asset Manager*[SM]	1,642	2,158	15,172	16,452	
Fidelity® VIP Contrafund®	26,291	23,400	175,617	186,406	
Fidelity® VIP Equity-Income	41,183	36,146	247,113	252,808	
Fidelity® VIP Growth	10,899	13,392	141,688	162,277	
Fidelity® VIP High Income	30,754	18,518	58,138	58,116	
Fidelity® VIP Index 500	7,977	13,648	121,951	136,223	
Fidelity® VIP Investment Grade Bond	220	846	3,174	3,538	
Fidelity® VIP Overseas	36,192	32,346	14,243	15,632	

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

	Year ended December 31			
	2003		**2002**	
	Purchases	**Sales**	**Purchases**	**Sales**
	(Dollars in thousands)			
Franklin Templeton Variable Insurance				
Products Trust:				
Franklin Small Cap Value Securities	$ 433	$ 279	$ 2,565	$ 1,920
ING GET Fund:				
ING GET Fund - Series D	4,052	18,917	91,906	104,050
ING GET Fund - Series E	10,996	44,851	287,090	310,958
ING GET Fund - Series G	6,153	29,059	172,316	181,449
ING GET Fund - Series H	4,789	20,271	131,547	142,911
ING GET Fund - Series I	3,353	12,409	89,384	94,102
ING GET Fund - Series J	2,456	13,559	76,351	81,025
ING GET Fund - Series K	2,775	12,911	88,905	98,660
ING GET Fund - Series L	3,093	11,467	78,713	85,764
ING GET Fund - Series M	4,217	25,227	120,605	132,464
ING GET Fund - Series N	2,265	17,016	97,858	110,571
ING GET Fund - Series P	1,839	21,136	83,551	91,096
ING GET Fund - Series Q	691	13,725	115,914	62,794
ING GET Fund - Series R	124	7,906	47,063	3,851
ING GET Fund - Series S	82	12,318	55,817	2,522
ING GET Fund - Series T	259	9,664	39,328	338
ING GET Fund - Series U	42,784	16,030	508	6
ING GET Fund - Series V	84,529	8,459	-	-
ING VP Balanced	19,176	19,033	79,596	99,335
ING VP Bond	18,786	46,842	125,655	111,843
ING VP Emerging Markets	10	116	976	1,178
ING VP Money Market	260,698	347,286	760,239	784,356
ING VP Natural Resources	30	280	1,139	1,513
ING Generations Portfolio, Inc.:				
ING VP Strategic Allocation Balanced	2,839	2,627	13,854	14,909
ING VP Strategic Allocation Growth	2,913	2,028	11,735	12,253
ING VP Strategic Allocation Income	2,116	4,793	21,591	23,140
ING Investors Trust:				
ING MFS Total Return	443	56	-	-
ING T. Rowe Price Equity Income	702	83	-	-
ING Partners, Inc.:				
ING Alger Aggressive Growth	3,224	2,516	190	-
ING Alger Growth	1,205	877	10	-
ING American Century Small Cap Value	490	216	253	82
ING Baron Small Cap Growth	1,230	238	359	171
ING DSI Enhanced Index	48	43	-	-
ING Goldman Sachs® Capital Growth	11	8	19	-

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

	Year ended December 31			
	2003		**2002**	
	Purchases	**Sales**	**Purchases**	**Sales**
	(Dollars in thousands)			
ING Partners, Inc. (continued):				
ING JPMorgan Fleming International	$ 163,765	$ 161,684	$ 210,312	$ 212,764
ING JPMorgan Mid Cap Value	605	113	89	-
ING MFS Capital Opportunities	21,700	27,088	46,601	55,397
ING MFS Global Growth	25	24	8	6
ING MFS Research Equity	1,157	7,623	50,965	63,509
ING OpCap Balanced Value	1,204	57	15	-
ING PIMCO Total Return	2,644	1,301	1,359	107
ING Salomon Brothers Aggressive Growth	10,004	15,045	109,117	123,719
ING Salomon Brothers Fundamental Value	22,906	21,884	5	-
ING Salomon Brothers Investors Value	171	29	16	-
ING T. Rowe Price Growth Equity	12,358	13,147	77,576	88,202
ING UBS Tactical Asset Allocation	82	33	-	-
ING Van Kampen Comstock	707	262	331	1
ING Variable Funds:				
ING VP Growth and Income	13,533	71,492	172,371	261,853
ING Variable Insurance Trust:				
ING GET U.S. Core Portfolio - Series 1	26,984	1,916	-	-
ING GET U.S. Core Portfolio - Series 2	24,434	115	-	-
ING GET U.S. Core Portfolio - Series 3	1,965	-	-	-
ING Variable Portfolios, Inc.:				
ING VP Growth	2,962	7,041	69,783	79,492
ING VP Index Plus LargeCap	33,821	37,707	190,972	214,104
ING VP Index Plus MidCap	8,395	8,702	11,890	7,151
ING VP Index Plus SmallCap	3,097	2,140	8,976	6,252
ING VP International Equity	17,944	16,056	46,107	46,993
ING VP Small Company	39,143	30,623	116,436	108,833
ING VP Technology	10,849	7,248	23,571	23,226
ING VP Value Opportunity	1,688	3,760	26,750	29,060
ING Variable Products Trust:				
ING VP Growth Opportunities - Class R	205	562	864	463
ING VP Growth Opportunities - Class S	795	180	278	238
ING VP International Value	824	288	523	70
ING VP MagnaCap - Class R	26	19	33	-
ING VP MagnaCap - Class S	446	177	879	689
ING VP MidCap Opportunities - Class R	3,751	3,229	78	1
ING VP MidCap Opportunities - Class S	3,992	987	4,360	2,084
ING VP SmallCap Opportunities - Class R	6,129	4,827	265	193
ING VP SmallCap Opportunities - Class S	3,215	1,256	3,798	2,346

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

	Year ended December 31			
	2003		2002	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
Janus Aspen Series:				
Janus Aspen Balanced	$ 8,930	$ 41,249	$ 225,500	$ 247,280
Janus Aspen Flexible Income	4,792	11,512	31,418	28,299
Janus Aspen Growth	2,952	23,501	150,997	186,962
Janus Aspen Mid Cap Growth	24,529	37,355	141,416	169,207
Janus Aspen Worldwide Growth	11,748	56,934	323,687	376,352
Lord Abbett Funds:				
Lord Abbett Growth and Income	2,511	194	442	1
Lord Abbett Mid-Cap Value	787	254	805	284
MFS® Funds:				
MFS ® Global Governments	1,124	1,442	3,217	2,355
MFS® Total Return	13,814	8,440	119,828	113,668
Oppenheimer Variable Account Funds:				
Oppenheimer Aggressive Growth	5,069	5,437	64,141	69,661
Oppenheimer Global Securities	13,931	6,486	20,873	17,437
Oppenheimer Main Street®	13,702	9,849	70,215	74,433
Oppenheimer Strategic Bond	15,898	10,101	38,679	34,794
Pioneer Variable Contracts Trust:				
Pioneer Equity Income VCT	116	57	165	5
Pioneer Fund VCT	4	1	1	-
Pioneer Mid Cap Value VCT	764	133	82	42
Prudential Series Fund, Inc.:				
Prudential Jennison	646	375	2,065	2,060
Prudential SP Jennison International Growth	4,361	1,684	2,655	2,449
UBS Series Trust:				
UBS Tactical Allocation	565	1,042	14,269	15,619

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

6.   Changes in Units

The changes in units outstanding were as follows:

| | Year ended December 31 | |
| | 2003 | 2002 |
	Net Units Issued (Redeemed)	Net Units Issued (Redeemed)
AIM Variable Insurance Funds:		
AIM V.I. Capital Appreciation	(215,223)	(366,408)
AIM V.I. Core Equity	(376,156)	(748,286)
AIM V.I. Government Securities	(899,844)	1,319,594
AIM V.I. Growth	(285,985)	(842,874)
AIM V.I. Premier Equity	(951,357)	(1,440,923)
Alger American Funds:		
Alger American Balanced	(26,135)	(31,808)
Alger American Income & Growth	(64,405)	(86,313)
Alger American Leveraged AllCap	(49,907)	(61,140)
AllianceBernstein Variable Products Series Fund, Inc.:		
AllianceBernstein VPSF Growth and Income	588,049	63,544
AllianceBernstein VPSF Premier Growth	35,073	2,737
AllianceBernstein VPSF Quasar	371,072	12,434
American Century® Investments:		
American Century® VP Balanced	(17,978)	(21,928)
American Century® VP International	(37,686)	(53,475)
Calvert Social Balanced	11,388	9,032
Federated Insurance Series:		
Federated American Leaders	(508,356)	(802,047)
Federated Capital Income	(147,192)	(270,317)
Federated Equity Income	(150,869)	(349,138)
Federated Fund for U.S. Government Securities	(191,021)	5,984
Federated Growth Strategies	(136,784)	(353,291)
Federated High Income Bond	(266,792)	(311,614)
Federated International Equity	(88,913)	(215,775)
Federated Prime Money	(190,956)	(112,344)
Fidelity® Variable Insurance Products Fund:		
Fidelity® VIP Asset Manager[SM]	(46,959)	(103,131)
Fidelity® VIP Contrafund®	571,228	(705,725)
Fidelity® VIP Equity-Income	522,988	(690,353)
Fidelity® VIP Growth	215,167	(1,160,706)
Fidelity® VIP High Income	1,123,161	(483,340)
Fidelity® VIP Index 500	(363,659)	(835,328)
Fidelity® VIP Investment Grade Bond	(46,941)	(29,946)
Fidelity® VIP Overseas	324,783	(115,998)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

	Year ended December 31	
	2003	**2002**
	Net Units Issued (Redeemed)	**Net Units Issued (Redeemed)**
Franklin Templeton Variable Insurance Products Trust:		
Franklin Small Cap Value Securities	15,203	39,416
ING GET Fund:		
ING GET Fund - Series D	(1,707,796)	(1,502,708)
ING GET Fund - Series E	(3,914,768)	(3,020,220)
ING GET Fund - Series G	(2,581,173)	(1,275,410)
ING GET Fund - Series H	(1,762,825)	(1,368,020)
ING GET Fund - Series I	(1,017,746)	(633,744)
ING GET Fund - Series J	(1,217,984)	(606,080)
ING GET Fund - Series K	(1,092,454)	(1,044,318)
ING GET Fund - Series L	(936,734)	(566,108)
ING GET Fund - Series M	(2,237,666)	(972,717)
ING GET Fund - Series N	(1,500,256)	(1,199,074)
ING GET Fund - Series P	(1,948,391)	(608,071)
ING GET Fund - Series Q	(1,178,495)	5,298,242
ING GET Fund - Series R	(678,100)	4,312,314
ING GET Fund - Series S	(1,098,481)	5,334,290
ING GET Fund - Series T	(845,512)	3,907,841
ING GET Fund - Series U	2,803,440	50,278
ING GET Fund - Series V	7,680,444	-
ING VP Balanced	(83,996)	(1,231,538)
ING VP Bond	(1,696,435)	413,356
ING VP Emerging Markets	(14,583)	(26,185)
ING VP Money Market	(6,789,055)	(2,485,092)
ING VP Natural Resources	(19,060)	(31,200)
ING Generations Portfolio, Inc.:		
ING VP Strategic Allocation Balanced	(29,336)	(104,759)
ING VP Strategic Allocation Growth	(21,901)	(62,890)
ING VP Strategic Allocation Income	(205,539)	(143,555)
ING Investors Trust:		
ING MFS Total Return	35,396	-
ING T. Rowe Price Equity Income	57,696	-
ING Partners, Inc.:		
ING Alger Aggressive Growth	71,512	24,342
ING Alger Growth	37,994	1,297
ING American Century Small Cap Value	29,741	19,821
ING Baron Small Cap Growth	97,665	21,310
ING DSI Enhanced Index	621	-
ING Goldman Sachs® Capital Growth	243	2,242
ING JPMorgan Fleming International	286,684	17,057

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

| | Year ended December 31 | |
| | **2003** | **2002** |
	Net Units Issued (Redeemed)	**Net Units Issued (Redeemed)**
ING Partners, Inc. (continued):		
ING JPMorgan Mid Cap Value	45,969	9,450
ING MFS Capital Opportunities	(475,678)	(840,713)
ING MFS Global Growth	276	168
ING MFS Research Equity	(638,397)	(1,203,069)
ING OpCap Balanced Value	114,002	1,825
ING PIMCO Total Return	117,809	118,777
ING Salomon Brothers Aggressive Growth	(471,812)	(1,425,104)
ING Salomon Brothers Fundamental Value	112,732	655
ING Salomon Brothers Investors Value	15,639	1,835
ING T. Rowe Price Growth Equity	(82,398)	(562,460)
ING UBS Tactical Asset Allocation	5,211	53
ING Van Kampen Comstock	44,597	38,291
ING Variable Funds:		
ING VP Growth and Income	(3,322,672)	(4,914,917)
ING Variable Insurance Trust:		
ING GET U.S. Core Portfolio - Series 1	2,530,968	-
ING GET U.S. Core Portfolio - Series 2	2,441,629	-
ING GET U.S. Core Portfolio - Series 3	196,496	-
ING Variable Portfolios, Inc.:		
ING VP Growth	(329,681)	(944,382)
ING VP Index Plus LargeCap	(1,018,952)	(1,975,577)
ING VP Index Plus MidCap	(23,571)	293,309
ING VP Index Plus SmallCap	74,019	238,930
ING VP International Equity	156,583	(117,376)
ING VP Small Company	612,976	398,526
ING VP Technology	1,059,264	(95,211)
ING VP Value Opportunity	(141,302)	(168,461)
ING Variable Products Trust:		
ING VP Growth Opportunities - Class R	(58,161)	63,829
ING VP Growth Opportunities - Class S	97,238	5,464
ING VP International Value	65,868	49,414
ING VP MagnaCap - Class R	857	3,913
ING VP MagnaCap - Class S	32,197	22,872
ING VP MidCap Opportunities - Class R	85,049	10,923
ING VP MidCap Opportunities - Class S	400,115	315,913
ING VP SmallCap Opportunities - Class R	190,033	(139,170)
ING VP SmallCap Opportunities - Class S	327,810	376,449

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

	Year ended December 31	
	2003	**2002**
	Net Units	**Net Units**
	Issued (Redeemed)	**Issued (Redeemed)**
Janus Aspen Series:		
Janus Aspen Balanced	(2,223,852)	(1,543,962)
Janus Aspen Flexible Income	(394,174)	123,393
Janus Aspen Growth	(1,648,598)	(3,008,365)
Janus Aspen Mid Cap Growth	(1,191,018)	(2,540,697)
Janus Aspen Worldwide Growth	(3,435,063)	(3,807,460)
Lord Abbett Funds:		
Lord Abbett Growth and Income	249,236	53,538
Lord Abbett Mid-Cap Value	62,337	54,692
MFS® Funds:		
MFS ® Global Governments	(33,561)	71,900
MFS® Total Return	441,718	404,893
Oppenheimer Variable Account Funds:		
Oppenheimer Aggressive Growth	(134,199)	(616,159)
Oppenheimer Global Securities	459,397	197,129
Oppenheimer Main Street®	182,239	(523,616)
Oppenheimer Strategic Bond	289,876	151,517
Pioneer Variable Contracts Trust:		
Pioneer Equity Income VCT	6,570	19,140
Pioneer Fund VCT	276	172
Pioneer Mid Cap Value VCT	58,218	3,470
Prudential Series Fund, Inc.:		
Prudential Jennison	40,553	(10,806)
Prudential SP Jennison International Growth	378,568	29,475
UBS Series Trust:		
UBS Tactical Allocation	(61,001)	(180,912)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

7.   **Unit Summary**

A summary of units outstanding at December 31, 2003 follows:

Division/Contract	Units	Unit Value	Extended Value
AIM V.I. Capital Appreciation			
Currently payable annuity contracts:			$ 1,081,892
Contracts in accumulation period:			
Non-Qualified V	10,189.299	$ 8.76	89,258
Non-Qualified V (0.75)	63,788.195	8.97	572,180
Non-Qualified XII	755.842	8.95	6,765
Non-Qualified XIII	445,452.485	9.46	4,213,981
Non-Qualified XIV	595,055.988	9.30	5,534,021
Non-Qualified XV	280,980.651	9.23	2,593,451
Non-Qualified XVI	232,704.920	5.52	1,284,531
Non-Qualified XVIII	159,214.742	5.44	866,128
Non-Qualified XIX	229,855.064	5.47	1,257,307
	2,017,997.186		$ 17,499,514
AIM V.I. Core Equity			
Currently payable annuity contracts:			$ 5,364,725
Contracts in accumulation period:			
Non-Qualified V	44,573.096	$ 7.72	344,104
Non-Qualified V (0.75)	108,040.860	7.90	853,523
Non-Qualified IX	854.568	7.63	6,520
Non-Qualified XII	990.885	7.88	7,808
Non-Qualified XIII	859,271.993	9.45	8,120,120
Non-Qualified XIV	1,330,081.463	9.30	12,369,758
Non-Qualified XV	474,287.077	9.22	4,372,927
Non-Qualified XVI	200,687.487	6.37	1,278,379
Non-Qualified XVIII	99,620.062	6.28	625,614
Non-Qualified XIX	247,908.048	6.31	1,564,300
Non-Qualified XX	10.508	11.86	125
	3,366,326.047		$ 34,907,903
AIM V.I. Government Securities			
Contracts in accumulation period:			
Non-Qualified XIII	346,391.536	$ 12.37	$ 4,284,863
Non-Qualified XIV	467,444.949	12.23	5,716,852
Non-Qualified XV	145,354.085	12.16	1,767,506
Non-Qualified XVI	93,136.186	11.72	1,091,556
Non-Qualified XVIII	65,075.143	11.55	751,618
Non-Qualified XIX	121,746.539	11.61	1,413,477
	1,239,148.438		$ 15,025,872

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value		Extended Value	
AIM V.I. Growth					
Currently payable annuity contracts:				$	1,268,793
Contracts in accumulation period:					
Non-Qualified V	13,652.955	$	5.47		74,682
Non-Qualified V (0.75)	81,576.978		5.60		456,831
Non-Qualified IX	464.862		5.40		2,510
Non-Qualified XII	1,480.361		5.58		8,260
Non-Qualified XIII	686,220.760		6.62		4,542,781
Non-Qualified XIV	1,067,508.226		6.51		6,949,479
Non-Qualified XV	341,364.852		6.46		2,205,217
Non-Qualified XVI	166,356.398		4.36		725,314
Non-Qualified XVIII	113,901.835		4.30		489,778
Non-Qualified XIX	310,878.472		4.32		1,342,995
	2,783,405.699			$	18,066,640
AIM V.I. Premier Equity					
Currently payable annuity contracts:				$	2,390,597
Contracts in accumulation period:					
Non-Qualified V	8,617.808	$	7.12		61,359
Non-Qualified V (0.75)	74,738.020		7.29		544,840
Non-Qualified IX	91.584		7.04		645
Non-Qualified XII	1,138.315		7.28		8,287
Non-Qualified XIII	1,268,375.871		8.56		10,857,297
Non-Qualified XIV	2,017,118.702		8.42		16,984,139
Non-Qualified XV	747,409.524		8.35		6,240,870
Non-Qualified XVI	299,982.129		6.43		1,928,885
Non-Qualified XVIII	126,619.280		6.33		801,500
Non-Qualified XIX	473,550.761		6.36		3,011,783
	5,017,641.994			$	42,830,202
Alger American Balanced					
Contracts in accumulation period:					
Non-Qualified VII	94,256.181	$	25.11	$	2,366,773
	94,256.181			$	2,366,773
Alger American Income & Growth					
Contracts in accumulation period:					
Non-Qualified VII	291,852.976	$	22.17	$	6,470,380
	291,852.976			$	6,470,380
Alger American Leveraged AllCap					
Contracts in accumulation period:					
Non-Qualified VII	277,225.744	$	23.23	$	6,439,954
Non-Qualified VIII	167.508		17.13		2,869
	277,393.252			$	6,442,823

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
AllianceBernstein VPSF Growth and Income			
Contracts in accumulation period:			
Non-Qualified XIII	1,037,180.107	$ 10.20	$ 10,579,237
Non-Qualified XIV	1,055,319.729	10.09	10,648,176
Non-Qualified XV	396,339.879	10.03	3,975,289
Non-Qualified XVI	451,491.519	10.30	4,650,363
Non-Qualified XVIII	155,625.177	10.15	1,579,596
Non-Qualified XIX	346,881.673	10.20	3,538,193
	3,442,838.084		$ 34,970,854
AllianceBernstein VPSF Premier Growth			
Contracts in accumulation period:			
Non-Qualified XIII	379,024.612	$ 5.26	$ 1,993,669
Non-Qualified XIV	323,966.059	5.20	1,684,624
Non-Qualified XV	126,508.754	5.17	654,050
Non-Qualified XVI	190,489.279	5.57	1,061,025
Non-Qualified XVIII	67,891.757	5.49	372,726
Non-Qualified XIX	280,459.496	5.52	1,548,136
	1,368,339.957		$ 7,314,230
AllianceBernstein VPSF Quasar			
Contracts in accumulation period:			
Non-Qualified XIII	134,787.615	$ 8.19	$ 1,103,911
Non-Qualified XIV	165,580.970	8.10	1,341,206
Non-Qualified XV	41,351.517	8.06	333,293
Non-Qualified XVI	45,523.247	7.29	331,864
Non-Qualified XVIII	44,821.552	7.18	321,819
Non-Qualified XIX	67,459.200	7.21	486,381
	499,524.101		$ 3,918,474
American Century® VP Balanced			
Contracts in accumulation period:			
Non-Qualified VII	78,073.697	$ 18.19	$ 1,420,161
	78,073.697		$ 1,420,161
American Century® VP International			
Contracts in accumulation period:			
Non-Qualified VII	93,228.187	$ 14.41	$ 1,343,418
Non-Qualified VIII	181.700	13.13	2,386
	93,409.887		$ 1,345,804

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Calvert Social Balanced			
Contracts in accumulation period:			
Non-Qualified V	7,083.055	$ 20.34	$ 144,069
Non-Qualified V (0.75)	14,750.233	21.15	311,967
Non-Qualified VII	84,238.446	11.30	951,894
Non-Qualified VIII	71,475.490	11.41	815,535
Non-Qualified XX	390.655	11.56	4,516
	177,937.879		$ 2,227,981
Federated American Leaders			
Currently payable annuity contracts:			$ 84,899
Contracts in accumulation period:			
Non-Qualified VII	2,203,916.167	$ 23.37	51,505,521
Non-Qualified VIII	7,506.725	16.88	126,714
	2,211,422.892		$ 51,717,134
Federated Capital Income			
Currently payable annuity contracts:			$ 17,473
Contracts in accumulation period:			
Non-Qualified VII	505,276.162	$ 12.75	6,442,271
Non-Qualified VIII	63.397	10.65	675
	505,339.559		$ 6,460,419
Federated Equity Income			
Currently payable annuity contracts:			$ 92,839
Contracts in accumulation period:			
Non-Qualified VII	884,275.954	$ 12.34	10,911,965
	884,275.954		$ 11,004,804
Federated Fund for U.S. Government Securities			
Currently payable annuity contracts:			$ 2,648
Contracts in accumulation period:			
Non-Qualified VII	634,657.350	$ 15.49	9,830,842
	634,657.350		$ 9,833,490
Federated Growth Strategies			
Contracts in accumulation period:			
Non-Qualified VII	627,365.021	$ 18.83	$ 11,813,283
	627,365.021		$ 11,813,283
Federated High Income Bond			
Currently payable annuity contracts:			$ 19,637
Contracts in accumulation period:			
Non-Qualified VII	969,244.579	$ 16.25	15,750,224
Non-Qualified VIII	299.226	13.87	4,150
	969,543.805		$ 15,774,011

Division/Contract	Units	Unit Value	Extended Value
Federated International Equity			
Currently payable annuity contracts:			$ 44,651
Contracts in accumulation period:			
Non-Qualified VII	462,016.816	$ 14.11	6,519,057
Non-Qualified VIII	123.555	13.06	1,614
	462,140.371		$ 6,565,322
Federated Prime Money			
Contracts in accumulation period:			
Non-Qualified VII	391,575.907	$ 12.59	$ 4,929,941
	391,575.907		$ 4,929,941
Fidelity® VIP *Asset Manager*^{SM}			
Contracts in accumulation period:			
Non-Qualified VII	545,090.168	$ 18.27	$ 9,958,797
Non-Qualified VIII	135,610.345	15.30	2,074,838
	680,700.513		$ 12,033,635
Fidelity® VIP Contrafund®			
Contracts in accumulation period:			
Non-Qualified V	459,839.543	$ 21.98	$ 10,107,273
Non-Qualified V (0.75)	740,795.132	22.86	16,934,577
Non-Qualified VII	3,011,967.167	24.17	72,799,246
Non-Qualified VIII	591,045.505	19.48	11,513,566
Non-Qualified IX	27,754.943	21.61	599,784
Non-Qualified X	22,238.130	21.98	488,794
Non-Qualified XII	48,268.840	12.74	614,945
Non-Qualified XIII	2,257,321.504	11.91	26,884,699
Non-Qualified XIV	2,423,625.905	11.71	28,380,659
Non-Qualified XV	908,324.174	11.62	10,554,727
Non-Qualified XVI	396,289.022	9.23	3,657,748
Non-Qualified XVIII	99,480.914	9.10	905,276
Non-Qualified XIX	470,820.270	9.14	4,303,297
Non-Qualified XX	25,359.265	12.24	310,397
	11,483,130.314		$ 188,054,988

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Equity-Income			
Contracts in accumulation period:			
Non-Qualified V	447,621.315	$ 19.39	$ 8,679,377
Non-Qualified V (0.75)	810,958.495	20.16	16,348,923
Non-Qualified VII	3,679,828.901	23.07	84,893,653
Non-Qualified VIII	795,913.705	16.64	13,244,004
Non-Qualified IX	15,133.993	19.06	288,454
Non-Qualified X	16,682.801	19.39	323,480
Non-Qualified XII	10,948.402	11.51	126,016
Non-Qualified XIII	1,917,300.612	11.21	21,492,940
Non-Qualified XIV	2,405,810.208	11.02	26,512,028
Non-Qualified XV	767,723.534	10.93	8,391,218
Non-Qualified XVI	556,680.352	10.49	5,839,577
Non-Qualified XVIII	92,557.995	10.33	956,124
Non-Qualified XIX	479,897.961	10.39	4,986,140
Non-Qualified XX	5,511.291	12.13	66,852
	12,002,569.565		$ 192,148,786
Fidelity® VIP Growth			
Contracts in accumulation period:			
Non-Qualified V	444,797.942	$ 16.83	$ 7,485,949
Non-Qualified V (0.75)	801,208.218	17.51	14,029,156
Non-Qualified VII	2,283,685.777	22.97	52,456,262
Non-Qualified VIII	550,943.844	15.30	8,429,441
Non-Qualified IX	10,940.031	16.55	181,058
Non-Qualified X	13,738.554	16.83	231,220
Non-Qualified XII	13,775.230	10.56	145,466
Non-Qualified XIII	1,906,545.323	8.29	15,805,261
Non-Qualified XIV	1,615,540.122	8.17	13,198,963
Non-Qualified XV	592,005.062	8.12	4,807,081
Non-Qualified XVI	780,055.984	6.26	4,883,150
Non-Qualified XVIII	135,448.670	6.17	835,718
Non-Qualified XIX	533,582.328	6.20	3,308,210
Non-Qualified XX	5,490.076	12.19	66,924
	9,687,757.161		$ 125,863,859

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP High Income			
Currently payable annuity contracts:			$ 2,492,941
Contracts in accumulation period:			
Non-Qualified VII	1,760,438.582	$ 11.96	21,054,845
Non-Qualified VIII	425,258.887	10.79	4,588,543
Non-Qualified XIII	1,157,540.233	8.31	9,619,159
Non-Qualified XIV	1,181,961.109	8.18	9,668,442
Non-Qualified XV	500,838.519	8.11	4,061,800
Non-Qualified XVI	182,940.448	9.42	1,723,299
Non-Qualified XVIII	52,952.742	9.28	491,401
Non-Qualified XIX	350,482.825	9.33	3,270,005
	5,612,413.345		$ 56,970,435
Fidelity® VIP Index 500			
Contracts in accumulation period:			
Non-Qualified VII	3,107,193.548	$ 20.31	$ 63,107,101
Non-Qualified VIII	654,473.153	17.05	11,158,767
	3,761,666.701		$ 74,265,868
Fidelity® VIP Investment Grade Bond			
Contracts in accumulation period:			
Non-Qualified VII	139,374.895	$ 16.07	$ 2,239,755
Non-Qualified VIII	280.831	15.76	4,426
	139,655.726		$ 2,244,181
Fidelity® VIP Overseas			
Contracts in accumulation period:			
Non-Qualified V	99,214.333	$ 13.46	$ 1,335,425
Non-Qualified V (0.75)	412,068.123	14.00	5,768,954
Non-Qualified VII	424,904.175	14.74	6,263,088
Non-Qualified VIII	37,597.218	12.57	472,597
Non-Qualified IX	2,045.757	13.24	27,086
Non-Qualified X	679.847	13.46	9,151
Non-Qualified XII	710.635	9.75	6,929
Non-Qualified XX	1,756.209	12.04	21,145
	978,976.297		$ 13,904,375

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Franklin Small Cap Value Securities			
Contracts in accumulation period:			
Non-Qualified V	23,696.242	$ 12.04	$ 285,303
Non-Qualified V (0.75)	29,354.091	12.18	357,533
Non-Qualified XII	30.484	12.17	371
Non-Qualified XX	1,538.558	12.02	18,493
	54,619.375		$ 661,700
ING GET Fund - Series D			
Contracts in accumulation period:			
Non-Qualified V	1,191,822.656	$ 10.16	$ 12,108,918
Non-Qualified V (0.75)	705,055.402	10.43	7,353,728
Non-Qualified VII	2,552,873.224	10.07	25,707,433
Non-Qualified VIII	1,247,980.873	10.17	12,691,965
Non-Qualified IX	304.794	10.03	3,057
Non-Qualified X	115,290.208	10.16	1,171,349
Non-Qualified XIII	1,142,700.580	10.32	11,792,670
Non-Qualified XIV	1,230,039.106	10.16	12,497,197
Non-Qualified XV	308,016.020	10.08	3,104,801
	8,494,082.863		$ 86,431,118
ING GET Fund - Series E			
Contracts in accumulation period:			
Non-Qualified V	1,302,479.845	$ 10.46	$ 13,623,939
Non-Qualified V (0.75)	171,187.936	10.70	1,831,711
Non-Qualified VII	2,539,560.874	10.27	26,081,290
Non-Qualified VIII	328,680.992	10.34	3,398,561
Non-Qualified X	93,280.808	10.46	975,717
Non-Qualified XIII	6,982,124.987	10.48	73,172,670
Non-Qualified XIV	6,506,209.577	10.34	67,274,207
Non-Qualified XV	5,114,690.230	10.27	52,527,869
	23,038,215.249		$ 238,885,964
ING GET Fund - Series G			
Contracts in accumulation period:			
Non-Qualified V	143,341.777	$ 10.32	$ 1,479,287
Non-Qualified V (0.75)	65,856.318	10.54	694,126
Non-Qualified VII	1,851,507.045	10.14	18,774,281
Non-Qualified VIII	169,262.869	10.21	1,728,174
Non-Qualified X	11,537.009	10.32	119,062
Non-Qualified XIII	3,616,773.788	10.34	37,397,441
Non-Qualified XIV	5,118,191.255	10.21	52,256,733
Non-Qualified XV	2,547,568.598	10.14	25,832,346
	13,524,038.659		$ 138,281,450

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING GET Fund - Series H			
Contracts in accumulation period:			
Non-Qualified V	83,485.913	$ 10.47	$ 874,098
Non-Qualified V (0.75)	49,204.664	10.69	525,998
Non-Qualified VII	1,139,157.441	10.30	11,733,322
Non-Qualified VIII	84,738.490	10.37	878,738
Non-Qualified IX	392.651	10.37	4,072
Non-Qualified X	989.540	10.48	10,370
Non-Qualified XIII	3,336,869.111	10.50	35,037,126
Non-Qualified XIV	3,543,295.103	10.37	36,743,970
Non-Qualified XV	1,864,240.686	10.30	19,201,679
	10,102,373.599		$ 105,009,373
ING GET Fund - Series I			
Contracts in accumulation period:			
Non-Qualified VII	270,913.854	$ 10.22	$ 2,768,740
Non-Qualified VIII	25,797.234	10.28	265,196
Non-Qualified XIII	2,297,815.865	10.40	23,897,285
Non-Qualified XIV	2,743,133.081	10.28	28,199,408
Non-Qualified XV	1,919,707.874	10.22	19,619,414
	7,257,367.908		$ 74,750,043
ING GET Fund - Series J			
Contracts in accumulation period:			
Non-Qualified VII	175,263.039	$ 10.12	$ 1,773,662
Non-Qualified VIII	35,713.918	10.18	363,568
Non-Qualified XIII	1,644,208.368	10.29	16,918,904
Non-Qualified XIV	2,499,278.203	10.18	25,442,652
Non-Qualified XV	1,540,603.053	10.12	15,590,903
	5,895,066.581		$ 60,089,689
ING GET Fund - Series K			
Contracts in accumulation period:			
Non-Qualified VII	42,935.581	$ 10.17	$ 436,655
Non-Qualified VIII	4,919.573	10.22	50,278
Non-Qualified XIII	1,276,923.882	10.33	13,190,624
Non-Qualified XIV	1,443,646.602	10.22	14,754,068
Non-Qualified XV	799,117.035	10.17	8,127,020
Non-Qualified XVI	1,211,123.108	10.13	12,268,677
Non-Qualified XVIII	977,538.278	9.98	9,755,832
Non-Qualified XIX	1,188,600.236	10.03	11,921,660
	6,944,804.295		$ 70,504,814
ING GET Fund - Series L			
Contracts in accumulation period:			
Non-Qualified VII	68,959.393	$ 10.15	$ 699,938
Non-Qualified VIII	28,655.567	10.19	292,000
Non-Qualified XIII	1,273,740.831	10.29	13,106,793

Division/Contract	Units	Unit Value	Extended Value
ING GET Fund - Series L (continued)			
Non-Qualified XIV	763,172.953	$ 10.19	$ 7,776,732
Non-Qualified XV	689,377.651	10.15	6,997,183
Non-Qualified XVI	1,625,490.687	10.13	16,466,221
Non-Qualified XVIII	868,744.893	9.99	8,678,761
Non-Qualified XIX	1,279,916.619	10.04	12,850,363
	6,598,058.594		$ 66,867,991
ING GET Fund - Series M			
Contracts in accumulation period:			
Non-Qualified VII	165,076.000	$ 10.18	$ 1,680,474
Non-Qualified VIII	5,527.787	10.23	56,549
Non-Qualified XIII	1,332,926.881	10.32	13,755,805
Non-Qualified XIV	1,236,515.978	10.23	12,649,558
Non-Qualified XV	628,561.341	10.18	6,398,754
Non-Qualified XVI	2,700,223.977	10.17	27,461,278
Non-Qualified XVIII	1,456,729.147	10.04	14,625,561
Non-Qualified XIX	1,794,678.714	10.08	18,090,361
	9,320,239.825		$ 94,718,340
ING GET Fund - Series N			
Contracts in accumulation period:			
Non-Qualified VII	275,981.742	$ 10.28	$ 2,837,092
Non-Qualified VIII	2,234.810	10.32	23,063
Non-Qualified XIII	1,028,187.070	10.40	10,693,146
Non-Qualified XIV	764,525.476	10.32	7,889,903
Non-Qualified XV	463,578.946	10.28	4,765,592
Non-Qualified XVI	2,500,577.587	10.27	25,680,932
Non-Qualified XVIII	853,489.077	10.15	8,662,914
Non-Qualified XIX	1,592,938.549	10.19	16,232,044
	7,481,513.257		$ 76,784,686
ING GET Fund - Series P			
Contracts in accumulation period:			
Non-Qualified VII	453,293.482	$ 10.15	$ 4,600,929
Non-Qualified VIII	44,937.362	10.18	457,462
Non-Qualified XIII	778,101.699	10.25	7,975,542
Non-Qualified XIV	502,748.456	10.18	5,117,979
Non-Qualified XV	270,458.128	10.15	2,745,150
Non-Qualified XVI	1,448,074.801	10.13	14,668,998
Non-Qualified XVIII	1,082,254.675	10.03	10,855,014
Non-Qualified XIX	1,151,248.634	10.06	11,581,561
	5,731,117.237		$ 58,002,635
ING GET Fund - Series Q			
Contracts in accumulation period:			
Non-Qualified VII	192,371.099	$ 10.37	$ 1,994,888
Non-Qualified VIII	25,521.832	10.40	265,427

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING GET Fund - Series Q (continued)			
Non-Qualified XIII	699,859.030	$ 10.47	$ 7,327,524
Non-Qualified XIV	459,984.607	10.40	4,783,840
Non-Qualified XV	110,280.867	10.37	1,143,613
Non-Qualified XVI	1,244,549.008	10.36	12,893,528
Non-Qualified XVIII	476,583.901	10.26	4,889,751
Non-Qualified XIX	1,072,639.337	10.29	11,037,459
	4,281,789.681		$ 44,336,030
ING GET Fund - Series R			
Contracts in accumulation period:			
Non-Qualified VII	112,707.833	$ 10.51	$ 1,184,559
Non-Qualified VIII	28,384.847	10.54	299,176
Non-Qualified XIII	752,680.364	10.60	7,978,412
Non-Qualified XIV	327,154.947	10.54	3,448,213
Non-Qualified XV	93,221.700	10.51	979,760
Non-Qualified XVI	1,018,118.184	10.50	10,690,241
Non-Qualified XVIII	342,018.662	10.42	3,563,834
Non-Qualified XIX	959,926.995	10.45	10,031,237
	3,634,213.532		$ 38,175,432
ING GET Fund - Series S			
Contracts in accumulation period:			
Non-Qualified V	25,131.488	$ 10.49	$ 263,629
Non-Qualified V (0.75)	211,465.668	10.57	2,235,192
Non-Qualified VII	356,745.765	10.43	3,720,858
Non-Qualified VIII	76,140.478	10.45	795,668
Non-Qualified XIII	537,136.736	10.50	5,639,936
Non-Qualified XIV	370,677.364	10.45	3,873,578
Non-Qualified XV	156,444.651	10.43	1,631,718
Non-Qualified XVI	853,807.382	10.42	8,896,673
Non-Qualified XVIII	469,057.191	10.35	4,854,742
Non-Qualified XIX	1,179,202.002	10.37	12,228,325
	4,235,808.725		$ 44,140,319
ING GET Fund - Series T			
Contracts in accumulation period:			
Non-Qualified VII	257,825.462	$ 10.47	$ 2,699,433
Non-Qualified VIII	33,778.815	10.49	354,340
Non-Qualified XIII	402,537.356	10.53	4,238,718
Non-Qualified XIV	221,461.597	10.49	2,323,132
Non-Qualified XV	100,445.927	10.47	1,051,669
Non-Qualified XVI	869,755.132	10.46	9,097,639
Non-Qualified XVIII	240,326.759	10.40	2,499,398
Non-Qualified XIX	936,198.649	10.42	9,755,190
	3,062,329.697		$ 32,019,519

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING GET Fund - Series U			
Contracts in accumulation period:			
Non-Qualified VII	123,391.551	$ 10.55	$ 1,301,781
Non-Qualified VIII	19,674.996	10.57	207,965
Non-Qualified XIII	429,401.676	10.60	4,551,658
Non-Qualified XIV	207,184.651	10.57	2,189,942
Non-Qualified XV	72,475.849	10.55	764,620
Non-Qualified XVI	967,556.965	10.54	10,198,050
Non-Qualified XVIII	197,343.657	10.49	2,070,135
Non-Qualified XIX	836,688.761	10.51	8,793,599
	2,853,718.106		$ 30,077,750
ING GET Fund - Series V			
Contracts in accumulation period:			
Non-Qualified VII	151,272.695	$ 9.73	$ 1,471,883
Non-Qualified VIII	115,324.383	9.74	1,123,259
Non-Qualified XIII	678,791.075	9.77	6,631,789
Non-Qualified XIV	594,981.015	9.74	5,795,115
Non-Qualified XV	130,419.277	9.73	1,268,980
Non-Qualified XVI	3,233,729.672	9.73	31,464,190
Non-Qualified XVIII	461,661.790	9.69	4,473,503
Non-Qualified XIX	2,314,264.417	9.70	22,448,365
	7,680,444.324		$ 74,677,084
ING VP Balanced			
Currently payable annuity contracts:			$ 44,409,020
Contracts in accumulation period:			
Non-Qualified V	1,352,428.111	$ 23.77	32,147,216
Non-Qualified V (0.75)	936,580.844	24.72	23,152,278
Non-Qualified VI	42,114.968	20.05	844,405
Non-Qualified VII	1,386,102.872	23.12	32,046,698
Non-Qualified VIII	356,121.660	16.48	5,868,885
Non-Qualified IX	9,943.030	23.37	232,369
Non-Qualified X	210,962.600	24.16	5,096,856
Non-Qualified XI	3,257.312	20.38	66,384
Non-Qualified XII	6,770.008	11.71	79,277

Division/Contract	Units	Unit Value	Extended Value
ING VP Balanced (continued)			
Non-Qualified XIII	1,029,177.965	$ 11.37	$ 11,701,753
Non-Qualified XIV	742,505.916	11.18	8,301,216
Non-Qualified XV	361,022.129	11.09	4,003,735
Non-Qualified XVI	302,566.837	9.32	2,819,923
Non-Qualified XVIII	80,703.797	9.18	740,861
Non-Qualified XIX	141,762.923	9.22	1,307,054
Non-Qualified XX	12.101	11.54	140
	6,962,033.073		$ 172,818,070
ING VP Bond			
Currently payable annuity contracts:			$ 13,967,373
Contracts in accumulation period:			
Non-Qualified V	688,344.612	$ 18.27	12,576,056
Non-Qualified V (0.75)	1,093,869.037	19.00	20,783,512
Non-Qualified VI	31,456.048	16.75	526,889
Non-Qualified VII	1,906,360.217	17.78	33,895,085
Non-Qualified VIII	490,686.776	15.24	7,478,066
Non-Qualified IX	9,060.611	17.96	162,729
Non-Qualified X	248,725.095	18.45	4,588,978
Non-Qualified XI	1,200.358	16.91	20,298
Non-Qualified XII	2,255.099	13.60	30,669
Non-Qualified XIII	1,257,971.098	13.41	16,869,392
Non-Qualified XIV	1,229,858.896	13.19	16,221,839
Non-Qualified XV	495,078.984	13.08	6,475,633
Non-Qualified XVI	457,788.969	12.55	5,745,252
Non-Qualified XVIII	66,982.228	12.36	827,900
Non-Qualified XIX	258,563.538	12.43	3,213,945
Non-Qualified XX	4,655.544	10.94	50,932
	8,242,857.110		$ 143,434,548
ING VP Emerging Markets			
Contracts in accumulation period:			
Non-Qualified VII	88,114.636	$ 9.18	$ 808,892
	88,114.636		$ 808,892
ING VP Money Market			
Currently payable annuity contracts:			$ 8,580,947
Contracts in accumulation period:			
Non-Qualified V	760,049.144	$ 13.91	10,572,284
Non-Qualified V (0.75)	1,310,806.851	14.46	18,954,267
Non-Qualified VI	18,538.552	13.62	252,495
Non-Qualified VII	4,086,227.427	13.68	55,899,591
Non-Qualified VIII	729,176.709	12.46	9,085,542
Non-Qualified IX	3,355.702	13.67	45,872
Non-Qualified X	236,795.210	13.91	3,293,821
Non-Qualified XII	12,391.581	11.71	145,105
Non-Qualified XIII	1,967,774.812	11.58	22,786,832

Division/Contract	Units	Unit Value	Extended Value
ING VP Money Market (continued)			
Non-Qualified XIV	1,880,006.571	$ 11.39	$ 21,413,275
Non-Qualified XV	809,314.494	11.30	9,145,254
Non-Qualified XVI	545,754.487	10.35	5,648,559
Non-Qualified XVIII	226,001.959	10.19	2,302,960
Non-Qualified XIX	559,971.050	10.24	5,734,104
Non-Qualified XX	3,292.232	10.02	32,988
	13,149,456.781		$ 173,893,896
ING VP Natural Resources			
Contracts in accumulation period:			
Non-Qualified V	36,294.840	$ 15.03	$ 545,511
Non-Qualified V (0.75)	14,532.110	15.64	227,282
Non-Qualified VII	63,991.751	14.78	945,798
Non-Qualified IX	31.624	14.78	467
Non-Qualified X	882.223	15.03	13,260
	115,732.548		$ 1,732,318
ING VP Strategic Allocation Balanced			
Currently payable annuity contracts:			$ 2,256,383
Contracts in accumulation period:			
Non-Qualified V	77,501.476	$ 15.78	1,222,973
Non-Qualified V (0.75)	103,788.383	16.41	1,703,167
Non-Qualified VII	629,631.802	15.56	9,797,071
Non-Qualified VIII	126,684.196	14.19	1,797,649
Non-Qualified X	9,896.338	16.14	159,727
	947,502.195		$ 16,936,970
ING VP Strategic Allocation Growth			
Currently payable annuity contracts:			$ 1,919,215
Contracts in accumulation period:			
Non-Qualified V	75,583.424	$ 16.05	1,213,114
Non-Qualified V (0.75)	160,275.739	16.69	2,675,002
Non-Qualified VII	464,321.589	15.83	7,350,211
Non-Qualified VIII	92,632.835	14.18	1,313,534
Non-Qualified IX	2,270.185	15.78	35,824
Non-Qualified X	18,355.634	16.42	301,400
	813,439.406		$ 14,808,300
ING VP Strategic Allocation Income			
Currently payable annuity contracts:			$ 3,585,605
Contracts in accumulation period:			
Non-Qualified V	52,208.536	$ 15.74	821,762
Non-Qualified V (0.75)	39,732.555	16.37	650,422
Non-Qualified VII	674,271.513	15.53	10,471,437
Non-Qualified VIII	244,359.775	14.58	3,562,766
Non-Qualified X	20,519.617	16.10	330,366
	1,031,091.996		$ 19,422,358

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING MFS Total Return			
Contracts in accumulation period:			
Non-Qualified V	9,006.365	$ 11.29	$ 101,682
Non-Qualified V (0.75)	25,035.393	11.33	283,651
Non-Qualified X	1,353.816	11.29	15,285
	35,395.574		$ 400,618
ING T. Rowe Price Equity Income			
Contracts in accumulation period:			
Non-Qualified V	16,436.682	$ 12.17	$ 200,034
Non-Qualified V (0.75)	41,258.947	12.22	504,184
	57,695.629		$ 704,218
ING Alger Aggressive Growth			
Contracts in accumulation period:			
Non-Qualified V	17,475.875	$ 10.44	$ 182,448
Non-Qualified V (0.75)	72,920.930	10.53	767,857
Non-Qualified IX	1,574.155	10.20	16,056
Non-Qualified XX	3,883.418	13.05	50,679
	95,854.378		$ 1,017,040
ING Alger Growth			
Contracts in accumulation period:			
Non-Qualified V	4,186.467	$ 9.60	$ 40,190
Non-Qualified V (0.75)	33,600.821	9.68	325,256
Non-Qualified XII	1,503.306	9.67	14,537
	39,290.594		$ 379,983
ING American Century Small Cap Value			
Contracts in accumulation period:			
Non-Qualified V	9,101.931	$ 10.81	$ 98,392
Non-Qualified V (0.75)	27,225.869	10.91	297,034
Non-Qualified XX	13,234.319	12.48	165,164
	49,562.119		$ 560,590
ING Baron Small Cap Growth			
Contracts in accumulation period:			
Non-Qualified V	36,427.287	$ 11.45	$ 417,092
Non-Qualified V (0.75)	72,761.356	11.54	839,666
Non-Qualified IX	905.328	11.40	10,321
Non-Qualified XII	119.128	11.53	1,374
Non-Qualified XX	8,762.007	12.79	112,066
	118,975.106		$ 1,380,519
ING DSI Enhanced Index			
Contracts in accumulation period:			
Non-Qualified V (0.75)	620.941	$ 10.20	$ 6,334
	620.941		$ 6,334

Division/Contract	Units	Unit Value	Extended Value
ING Goldman Sachs® Capital Growth			
Contracts in accumulation period:			
Non-Qualified V	453.907	$ 9.82	$ 4,457
Non-Qualified V (0.75)	1,069.764	9.90	10,591
Non-Qualified XII	652.218	9.90	6,457
Non-Qualified XX	309.340	11.70	3,619
	2,485.229		$ 25,124
ING JPMorgan Fleming International			
Currently payable annuity contracts:			$ 1,859,222
Contracts in accumulation period:			
Non-Qualified V	202,505.868	$ 19.52	3,952,915
Non-Qualified V (0.75)	203,359.740	20.30	4,128,203
Non-Qualified VII	179,917.080	10.71	1,926,912
Non-Qualified VIII	67,795.532	10.81	732,870
Non-Qualified IX	4,784.195	19.20	91,857
Non-Qualified X	1,614.313	19.52	31,511
Non-Qualified XIII	1,004,100.896	8.70	8,735,678
Non-Qualified XIV	704,367.088	8.56	6,029,382
Non-Qualified XV	435,173.558	8.49	3,694,624
Non-Qualified XVI	271,528.296	7.25	1,968,580
Non-Qualified XVIII	12,779.618	7.14	91,246
Non-Qualified XIX	107,187.260	7.18	769,605
Non-Qualified XX	575.121	11.27	6,482
	3,195,688.565		$ 34,019,087
ING JPMorgan Mid Cap Value			
Contracts in accumulation period:			
Non-Qualified V	14,775.018	$ 11.78	$ 174,050
Non-Qualified V (0.75)	25,669.849	11.87	304,701
Non-Qualified IX	178.391	11.73	2,093
Non-Qualified XX	14,795.489	13.32	197,076
	55,418.747		$ 677,920
ING MFS Capital Opportunities			
Currently payable annuity contracts:			$ 2,824,242
Contracts in accumulation period:			
Non-Qualified V	204,827.906	$ 23.69	4,852,373
Non-Qualified V (0.75)	149,650.547	24.64	3,687,389
Non-Qualified VII	726,561.670	11.16	8,108,428
Non-Qualified VIII	203,718.026	11.27	2,295,902
Non-Qualified IX	6,266.190	23.30	146,002
Non-Qualified X	5,194.762	23.69	123,064
Non-Qualified XIII	666,673.292	9.18	6,120,061
Non-Qualified XIV	726,480.513	9.02	6,552,854
Non-Qualified XV	183,336.932	8.95	1,640,866
Non-Qualified XVI	245,421.179	5.67	1,391,538
Non-Qualified XVIII	108,387.749	5.58	604,804

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING MFS Capital Opportunities (continued)			
Non-Qualified XIX	166,817.132	$ 5.61	$ 935,844
Non-Qualified XX	287.287	11.86	3,407
	3,393,623.185		$ 39,286,774
ING MFS Global Growth			
Contracts in accumulation period:			
Non-Qualified V	391.860	$ 10.83	$ 4,244
Non-Qualified V (0.75)	52.220	10.92	570
	444.080		$ 4,814
ING MFS Research Equity			
Contracts in accumulation period:			
Non-Qualified V	279,653.158	$ 12.79	$ 3,576,764
Non-Qualified V (0.75)	200,227.745	13.31	2,665,031
Non-Qualified VI	17,066.294	10.84	184,999
Non-Qualified VII	1,734,131.530	12.57	21,798,033
Non-Qualified VIII	310,163.298	8.70	2,698,421
Non-Qualified IX	9,364.239	12.58	117,802
Non-Qualified X	108,921.983	12.79	1,393,112
Non-Qualified XI	3,920.490	10.84	42,498
Non-Qualified XIII	331,059.363	8.48	2,807,383
Non-Qualified XIV	549,257.206	8.34	4,580,805
Non-Qualified XV	159,052.559	8.27	1,315,365
Non-Qualified XVI	130,099.169	6.20	806,615
Non-Qualified XVIII	35,349.264	6.11	215,984
Non-Qualified XIX	120,064.588	6.14	737,197
	3,988,330.886		$ 42,940,009
ING OpCap Balanced Value			
Contracts in accumulation period:			
Non-Qualified V	46,766.192	$ 10.73	$ 501,801
Non-Qualified V (0.75)	60,054.633	10.83	650,392
Non-Qualified IX	6,658.417	10.24	68,182
Non-Qualified XX	2,348.085	12.69	29,797
	115,827.327		$ 1,250,172
ING PIMCO Total Return			
Contracts in accumulation period:			
Non-Qualified V	56,188.212	$ 11.01	$ 618,632
Non-Qualified V (0.75)	138,571.252	11.10	1,538,141
Non-Qualified IX	21,337.010	10.97	234,067
Non-Qualified XX	20,489.489	10.82	221,696
	236,585.963		$ 2,612,536

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Salomon Brothers Aggressive Growth			
Currently payable annuity contracts:			$ 1,542,682
Contracts in accumulation period:			
Non-Qualified V	365,959.549	$ 13.15	4,812,368
Non-Qualified V (0.75)	352,628.701	13.68	4,823,961
Non-Qualified VII	2,405,160.054	12.59	30,280,965
Non-Qualified VIII	359,507.736	8.61	3,095,362
Non-Qualified IX	12,215.824	12.93	157,951
Non-Qualified X	15,712.442	13.15	206,619
Non-Qualified XII	11,871.798	7.48	88,801
Non-Qualified XIII	664,935.609	7.10	4,721,043
Non-Qualified XIV	747,149.415	6.99	5,222,574
Non-Qualified XV	248,250.930	6.93	1,720,379
Non-Qualified XVI	137,013.360	4.87	667,255
Non-Qualified XVIII	97,562.000	4.80	468,298
Non-Qualified XIX	157,742.751	4.82	760,320
Non-Qualified XX	5,591.317	12.55	70,171
	5,581,301.486		$ 58,638,749
ING Salomon Brothers Fundamental Value			
Contracts in accumulation period:			
Non-Qualified V	34,134.378	$ 10.64	$ 363,190
Non-Qualified V (0.75)	75,628.638	10.73	811,495
Non-Qualified IX	2,432.683	10.34	25,154
Non-Qualified XX	1,190.780	12.80	15,242
	113,386.479		$ 1,215,081
ING Salomon Brothers Investors Value			
Contracts in accumulation period:			
Non-Qualified V	6,280.755	$ 10.14	$ 63,687
Non-Qualified V (0.75)	10,865.837	10.23	111,158
Non-Qualified XX	327.739	12.14	3,979
	17,474.331		$ 178,824
ING T. Rowe Price Growth Equity			
Currently payable annuity contracts:			$ 5,380,880
Contracts in accumulation period:			
Non-Qualified V	218,595.713	$ 18.80	4,109,599
Non-Qualified V (0.75)	399,671.846	19.55	7,813,585
Non-Qualified VII	2,230,071.074	23.71	52,874,985
Non-Qualified VIII	244,873.219	17.27	4,228,960
Non-Qualified IX	9,105.886	18.48	168,277
Non-Qualified X	9,380.397	18.80	176,351
Non-Qualified XII	8,178.297	11.57	94,623
Non-Qualified XX	3,154.450	12.68	39,998
	3,123,030.882		$ 74,887,258

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING UBS Tactical Asset Allocation			
Contracts in accumulation period:			
Non-Qualified V	2,833.420	$ 10.05	$ 28,476
Non-Qualified V (0.75)	2,395.878	10.14	24,294
Non-Qualified IX	34.677	9.51	330
	5,263.975		$ 53,100
ING Van Kampen Comstock			
Contracts in accumulation period:			
Non-Qualified V	22,950.006	$ 10.64	$ 244,188
Non-Qualified V (0.75)	50,265.640	10.73	539,350
Non-Qualified XII	2,359.724	10.72	25,296
Non-Qualified XX	7,312.631	12.38	90,530
	82,888.001		$ 899,364
ING VP Growth and Income			
Currently payable annuity contracts:			$ 103,374,271
Contracts in accumulation period:			
Non-Qualified 1964	958.692	$ 202.58	194,212
Non-Qualified V	3,649,455.998	18.87	68,865,235
Non-Qualified V (0.75)	6,316,074.533	19.63	123,984,543
Non-Qualified VI	1,073,218.808	17.73	19,028,169
Non-Qualified VII	3,762,254.053	18.67	70,241,283
Non-Qualified VIII	779,501.415	12.58	9,806,128
Non-Qualified IX	52,582.729	18.56	975,935
Non-Qualified X	1,674,699.215	19.19	32,137,478
Non-Qualified XI	30,269.910	18.02	545,464
Non-Qualified XII	41,038.876	7.91	324,618
Non-Qualified XIII	1,213,385.179	7.60	9,221,727
Non-Qualified XIV	1,277,114.094	7.48	9,552,813
Non-Qualified XV	456,278.036	7.42	3,385,583
Non-Qualified XVI	206,943.582	6.63	1,372,036
Non-Qualified XVIII	80,266.715	6.53	524,142
Non-Qualified XIX	158,741.441	6.56	1,041,344
Non-Qualified XX	69,059.705	11.38	785,899
	20,841,842.981		$ 455,360,880
ING GET U.S. Core Portfolio - Series 1			
Contracts in accumulation period:			
Non-Qualified VII	83,172.199	$ 10.25	$ 852,515
Non-Qualified VIII	25,410.783	10.26	260,715
Non-Qualified XIII	599,838.539	10.28	6,166,340
Non-Qualified XIV	239,199.940	10.26	2,454,191
Non-Qualified XV	44,141.457	10.25	452,450
Non-Qualified XVI	717,621.579	10.25	7,355,621
Non-Qualified XVIII	114,549.208	10.22	1,170,693
Non-Qualified XIX	707,034.036	10.23	7,232,958
	2,530,967.741		$ 25,945,483

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING GET U.S. Core Portfolio - Series 2			
Contracts in accumulation period:			
Non-Qualified VII	176,490.792	$ 10.03	$ 1,770,203
Non-Qualified VIII	41,214.458	10.04	413,793
Non-Qualified XIII	543,152.110	10.05	5,458,679
Non-Qualified XIV	503,449.556	10.04	5,054,634
Non-Qualified XV	131,404.665	10.03	1,317,989
Non-Qualified XVI	591,955.402	10.03	5,937,313
Non-Qualified XVIII	79,901.689	10.02	800,615
Non-Qualified XIX	374,060.723	10.02	3,748,088
	2,441,629.395		$ 24,501,314
ING GET U.S. Core Portfolio - Series 3			
Contracts in accumulation period:			
Non-Qualified VII	7,545.792	$ 10.00	$ 75,458
Non-Qualified VIII	33,801.534	10.00	338,015
Non-Qualified XIII	23,388.083	10.00	233,881
Non-Qualified XIV	15,192.180	10.00	151,922
Non-Qualified XV	3,929.819	10.00	39,298
Non-Qualified XVI	266.078	10.00	2,661
Non-Qualified XIX	112,372.820	10.00	1,123,728
	196,496.306		$ 1,964,963
ING VP Growth			
Currently payable annuity contracts:			$ 2,902,336
Contracts in accumulation period:			
Non-Qualified V	62,048.578	$ 13.51	838,276
Non-Qualified V (0.75)	460,682.519	13.97	6,435,735
Non-Qualified VII	498,520.345	13.36	6,660,232
Non-Qualified VIII	216,334.235	13.50	2,920,512
Non-Qualified IX	1,934.849	13.28	25,695
Non-Qualified XII	2,781.035	8.70	24,195
Non-Qualified XIII	667,167.608	8.03	5,357,356
Non-Qualified XIV	596,440.738	7.90	4,711,882
Non-Qualified XV	117,745.581	7.83	921,948
Non-Qualified XVI	135,250.338	5.19	701,949
Non-Qualified XVIII	13,017.218	5.11	66,518
Non-Qualified XIX	101,519.268	5.14	521,809
Non-Qualified XX	227.824	11.88	2,707
	2,873,670.136		$ 32,091,150
ING VP Index Plus LargeCap			
Currently payable annuity contracts:			$ 44,975,833
Contracts in accumulation period:			
Non-Qualified V	308,017.673	$ 16.98	5,230,140
Non-Qualified V (0.75)	1,059,395.680	17.61	18,655,958
Non-Qualified VII	1,709,966.350	16.78	28,693,235
Non-Qualified VIII	596,165.596	16.68	9,944,042

Division/Contract	Units	Unit Value	Extended Value
ING VP Index Plus LargeCap (continued)			
Non-Qualified IX	19,667.975	$ 16.70	$ 328,455
Non-Qualified XII	18,597.894	10.26	190,814
Non-Qualified XIII	3,215,532.492	9.84	31,640,840
Non-Qualified XIV	2,732,298.797	9.68	26,448,652
Non-Qualified XV	1,074,895.107	9.60	10,318,993
Non-Qualified XVI	713,780.628	7.37	5,260,563
Non-Qualified XVIII	202,024.550	7.26	1,466,698
Non-Qualified XIX	512,898.694	7.29	3,739,031
Non-Qualified XX	2,725.332	11.86	32,322
	12,165,966.768		$ 186,925,576
ING VP Index Plus MidCap			
Contracts in accumulation period:			
Non-Qualified V	165,078.384	$ 16.32	$ 2,694,079
Non-Qualified V (0.75)	685,255.769	16.79	11,505,444
Non-Qualified IX	14,642.571	16.09	235,599
Non-Qualified XII	29,309.963	17.49	512,631
Non-Qualified XX	6,664.589	12.63	84,174
	900,951.276		$ 15,031,927
ING VP Index Plus SmallCap			
Contracts in accumulation period:			
Non-Qualified V	97,815.769	$ 12.19	$ 1,192,374
Non-Qualified V (0.75)	424,685.464	12.54	5,325,556
Non-Qualified IX	6,963.848	12.02	83,705
Non-Qualified XII	6,950.061	13.49	93,756
Non-Qualified XX	1,290.101	12.66	16,333
	537,705.243		$ 6,711,724
ING VP International Equity			
Currently payable annuity contracts:			$ 1,513,497
Contracts in accumulation period:			
Non-Qualified V	5,719.858	$ 8.15	46,617
Non-Qualified V (0.75)	31,701.491	8.39	265,976
Non-Qualified VII	123,930.902	8.08	1,001,362
Non-Qualified VIII	35,338.353	8.15	288,008
Non-Qualified XIII	314,549.289	7.75	2,437,757
Non-Qualified XIV	206,797.224	7.62	1,575,795
Non-Qualified XIX	53,643.047	6.10	327,223
Non-Qualified XV	75,410.326	7.56	570,102
Non-Qualified XVI	137,643.636	6.17	849,261
Non-Qualified XVIII	7,969.772	6.07	48,377
	992,703.898		$ 8,923,975

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING VP Small Company			
Currently payable annuity contracts:			$ 6,987,093
Contracts in accumulation period:			
Non-Qualified V	52,308.081	$ 19.63	1,026,808
Non-Qualified V (0.75)	367,449.359	20.30	7,459,222
Non-Qualified VII	1,058,759.124	19.42	20,561,102
Non-Qualified VIII	294,167.953	19.62	5,771,575
Non-Qualified IX	4,087.255	19.30	78,884
Non-Qualified XII	37,662.254	14.01	527,648
Non-Qualified XIII	1,313,138.154	13.67	17,950,599
Non-Qualified XIV	709,514.017	13.45	9,542,964
Non-Qualified XV	271,333.630	13.34	3,619,591
Non-Qualified XVI	436,486.301	9.70	4,233,917
Non-Qualified XVIII	42,545.757	9.56	406,737
Non-Qualified XIX	237,295.349	9.60	2,278,035
Non-Qualified XX	1,096.065	12.44	13,635
	4,825,843.299		$ 80,457,810
ING VP Technology			
Contracts in accumulation period:			
Non-Qualified V	325,256.029	$ 3.70	$ 1,203,447
Non-Qualified V (0.75)	663,725.099	3.76	2,495,606
Non-Qualified VII	822,309.855	3.67	3,017,877
Non-Qualified VIII	113,309.435	3.69	418,112
Non-Qualified IX	27,033.768	3.66	98,944
Non-Qualified X	10,422.214	3.73	38,875
Non-Qualified XII	5,113.686	3.76	19,227
Non-Qualified XIII	729,377.767	3.74	2,727,873
Non-Qualified XIV	508,346.259	3.69	1,875,798
Non-Qualified XV	98,525.019	3.67	361,587
Non-Qualified XVI	174,871.694	3.83	669,759
Non-Qualified XVIII	22,774.838	3.78	86,089
Non-Qualified XIX	93,594.408	3.80	355,659
Non-Qualified XX	222.570	12.23	2,722
	3,594,882.641		$ 13,371,575
ING VP Value Opportunity			
Contracts in accumulation period:			
Non-Qualified V	48,690.868	$ 16.54	$ 805,347
Non-Qualified V (0.75)	267,707.630	17.11	4,580,478
Non-Qualified VII	654,655.653	16.37	10,716,713
Non-Qualified VIII	137,774.100	16.53	2,277,406
Non-Qualified IX	2,047.446	16.27	33,312
Non-Qualified XII	19,231.949	11.57	222,514
Non-Qualified XX	854.692	11.21	9,581
	1,130,962.338		$ 18,645,351

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING VP Growth Opportunities - Class R			
Contracts in accumulation period:			
Non-Qualified V	1,129.847	$ 7.91	$ 8,937
Non-Qualified V (0.75)	3,456.376	8.00	27,651
Non-Qualified XX	1,082.117	11.74	12,704
	5,668.340		$ 49,292
ING VP Growth Opportunities - Class S			
Contracts in accumulation period:			
Non-Qualified XIII	75,151.115	$ 7.12	$ 535,076
Non-Qualified XIV	14,797.160	7.06	104,468
Non-Qualified XV	11,289.048	7.03	79,362
Non-Qualified XVI	8,054.439	7.02	56,542
Non-Qualified XVIII	9,355.081	6.94	64,924
Non-Qualified XIX	1,774.875	6.96	12,353
	120,421.718		$ 852,725
ING VP International Value			
Contracts in accumulation period:			
Non-Qualified V	21,661.622	$ 10.23	$ 221,598
Non-Qualified V (0.75)	79,035.872	10.36	818,812
Non-Qualified IX	5,676.061	10.17	57,726
Non-Qualified XII	589.756	10.35	6,104
Non-Qualified XX	8,318.672	11.37	94,583
	115,281.983		$ 1,198,823
ING VP MagnaCap - Class R			
Contracts in accumulation period:			
Non-Qualified V	560.883	$ 8.83	$ 4,953
Non-Qualified V (0.75)	4,209.036	8.91	37,503
	4,769.919		$ 42,456
ING VP MagnaCap - Class S			
Contracts in accumulation period:			
Non-Qualified XIII	54,558.357	$ 9.22	$ 503,028
Non-Qualified XIV	27,368.269	9.14	250,146
Non-Qualified XV	5,556.793	9.10	50,567
Non-Qualified XVI	6,959.287	9.09	63,260
Non-Qualified XVIII	3,275.054	8.98	29,410
Non-Qualified XIX	3,527.195	9.02	31,815
	101,244.955		$ 928,226
ING VP MidCap Opportunities - Class R			
Contracts in accumulation period:			
Non-Qualified V	12,644.819	$ 9.33	$ 117,976
Non-Qualified V (0.75)	79,747.335	9.45	753,612
Non-Qualified XII	3,579.990	9.44	33,795
	95,972.144		$ 905,383

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING VP MidCap Opportunities - Class S			
Contracts in accumulation period:			
Non-Qualified XIII	219,159.730	$ 8.41	$ 1,843,133
Non-Qualified XIV	263,133.574	8.34	2,194,534
Non-Qualified XV	81,802.903	8.31	679,782
Non-Qualified XVI	126,701.711	8.30	1,051,624
Non-Qualified XVIII	13,424.602	8.20	110,082
Non-Qualified XIX	114,054.525	8.23	938,669
	818,277.045		$ 6,817,824
ING VP SmallCap Opportunities - Class R			
Contracts in accumulation period:			
Non-Qualified V	12,597.583	$ 6.82	$ 85,916
Non-Qualified V (0.75)	188,392.721	6.90	1,299,910
Non-Qualified IX	519.879	6.78	3,525
Non-Qualified XX	234.023	11.71	2,740
	201,744.206		$ 1,392,091
ING VP SmallCap Opportunities - Class S			
Contracts in accumulation period:			
Non-Qualified XIII	175,467.356	$ 6.49	$ 1,138,783
Non-Qualified XIV	233,330.030	6.44	1,502,645
Non-Qualified XV	98,422.443	6.41	630,888
Non-Qualified XVI	101,399.711	6.40	648,958
Non-Qualified XVIII	13,008.359	6.32	82,213
Non-Qualified XIX	82,631.262	6.35	524,709
	704,259.161		$ 4,528,196
Janus Aspen Balanced			
Contracts in accumulation period:			
Non-Qualified V	452,635.131	$ 23.53	$ 10,650,505
Non-Qualified V (0.75)	513,517.793	24.47	12,565,780
Non-Qualified VII	1,991,912.682	25.95	51,690,134
Non-Qualified VIII	588,054.574	20.79	12,225,655
Non-Qualified IX	5,148.167	23.14	119,129
Non-Qualified X	12,261.418	23.53	288,511
Non-Qualified XII	9,373.025	13.94	130,660
Non-Qualified XIII	2,765,469.466	13.15	36,365,923
Non-Qualified XIV	3,012,811.130	12.93	38,955,648
Non-Qualified XV	1,027,563.387	12.83	13,183,638
Non-Qualified XVI	551,462.715	9.48	5,227,867
Non-Qualified XVIII	138,078.587	9.34	1,289,654
Non-Qualified XIX	373,097.087	9.39	3,503,382
Non-Qualified XX	29,882.005	11.18	334,081
	11,471,267.167		$ 186,530,567

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Janus Aspen Flexible Income			
Contracts in accumulation period:			
Non-Qualified V	119,900.090	$ 19.92	$ 2,388,410
Non-Qualified V (0.75)	185,976.979	20.72	3,853,443
Non-Qualified VII	657,674.720	19.63	12,910,155
Non-Qualified VIII	167,980.141	16.53	2,776,712
Non-Qualified IX	3,409.363	19.59	66,789
Non-Qualified X	6,727.837	19.92	134,019
Non-Qualified XII	1,020.240	13.56	13,834
Non-Qualified XX	1,300.881	11.13	14,479
	1,143,990.251		$ 22,157,841
Janus Aspen Growth			
Currently payable annuity contracts:			$ 6,746,617
Contracts in accumulation period:			
Non-Qualified V	275,014.410	$ 17.39	4,782,501
Non-Qualified V (0.75)	426,544.435	18.09	7,716,189
Non-Qualified VII	1,326,487.159	20.49	27,179,722
Non-Qualified VIII	287,050.025	14.70	4,219,635
Non-Qualified IX	7,753.428	17.10	132,584
Non-Qualified X	21,576.925	17.39	375,223
Non-Qualified XII	7,899.966	9.84	77,736
Non-Qualified XIII	1,932,747.579	9.35	18,071,190
Non-Qualified XIV	2,595,082.727	9.19	23,848,810
Non-Qualified XV	852,745.315	9.12	7,777,037
Non-Qualified XVI	290,985.637	5.79	1,684,807
Non-Qualified XVIII	120,724.785	5.71	689,339
Non-Qualified XIX	344,773.770	5.74	1,979,001
Non-Qualified XX	3,768.837	12.04	45,377
	8,493,154.998		$ 105,325,768
Janus Aspen Mid Cap Growth			
Contracts in accumulation period:			
Non-Qualified V	516,538.067	$ 17.39	$ 8,982,597
Non-Qualified V (0.75)	706,991.712	18.09	12,789,480
Non-Qualified VII	1,295,022.073	17.23	22,313,230
Non-Qualified VIII	317,327.757	12.05	3,823,799
Non-Qualified IX	17,492.044	17.10	299,114
Non-Qualified X	19,777.700	17.39	343,934
Non-Qualified XII	5,235.685	10.16	53,195
Non-Qualified XIII	1,724,863.990	9.54	16,455,202
Non-Qualified XIV	1,507,892.942	9.38	14,144,036
Non-Qualified XV	568,037.801	9.30	5,282,752
Non-Qualified XVI	541,527.023	3.93	2,128,201
Non-Qualified XVIII	229,054.704	3.88	888,732
Non-Qualified XIX	293,507.548	3.90	1,144,679
Non-Qualified XX	5,300.560	12.78	67,741
	7,748,569.606		$ 88,716,692

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Janus Aspen Worldwide Growth			
Currently payable annuity contracts:			$ 7,010,995
Contracts in accumulation period:			
Non-Qualified V	482,318.045	$ 19.90	9,598,129
Non-Qualified V (0.75)	919,159.326	20.70	19,026,598
Non-Qualified VII	3,307,618.789	22.26	73,627,594
Non-Qualified VIII	640,258.630	16.19	10,365,787
Non-Qualified IX	17,909.778	19.57	350,494
Non-Qualified X	20,915.249	19.90	416,213
Non-Qualified XII	24,138.624	9.72	234,627
Non-Qualified XIII	3,033,408.583	9.07	27,513,016
Non-Qualified XIV	2,987,514.768	8.92	26,648,632
Non-Qualified XV	875,428.740	8.85	7,747,544
Non-Qualified XVI	615,336.256	5.88	3,618,177
Non-Qualified XVIII	186,073.582	5.79	1,077,366
Non-Qualified XIX	617,687.182	5.82	3,594,939
Non-Qualified XX	8,395.860	11.12	93,362
	13,736,163.412		$ 190,923,473
Lord Abbett Growth and Income			
Contracts in accumulation period:			
Non-Qualified V	97,606.433	$ 10.16	$ 991,681
Non-Qualified V (0.75)	195,607.244	10.29	2,012,799
Non-Qualified IX	5,135.481	10.10	51,868
Non-Qualified XII	366.677	10.27	3,766
Non-Qualified XX	4,057.255	12.27	49,783
	302,773.090		$ 3,109,897
Lord Abbett Mid-Cap Value			
Contracts in accumulation period:			
Non-Qualified V	24,027.019	$ 10.25	$ 246,277
Non-Qualified V (0.75)	89,083.152	10.38	924,683
Non-Qualified IX	533.351	10.19	5,435
Non-Qualified XII	546.351	10.37	5,666
Non-Qualified XX	2,838.496	12.20	34,630
	117,028.369		$ 1,216,691
MFS® Global Governments			
Contracts in accumulation period:			
Non-Qualified VII	171,584.350	$ 12.97	$ 2,225,449
Non-Qualified VIII	22,704.193	13.13	298,106
	194,288.543		$ 2,523,555
MFS® Total Return			
Contracts in accumulation period:			
Non-Qualified VII	2,028,651.998	$ 17.79	$ 36,089,719
Non-Qualified VIII	455,398.588	18.00	8,197,175
Non-Qualified XIII	1,339,015.664	12.82	17,166,181

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
MFS® Total Return (continued)			
Non-Qualified XIV	2,075,932.812	$ 12.61	$ 26,177,513
Non-Qualified XV	575,689.149	12.51	7,201,871
Non-Qualified XVI	710,713.387	11.39	8,095,025
Non-Qualified XVIII	156,337.741	11.22	1,754,109
Non-Qualified XIX	507,364.722	11.28	5,723,074
	7,849,104.061		$ 110,404,667
Oppenheimer Aggressive Growth			
Currently payable annuity contracts:			$ 1,231,180
Contracts in accumulation period:			
Non-Qualified VII	603,866.190	$ 12.80	7,729,487
Non-Qualified VIII	207,574.483	12.93	2,683,938
Non-Qualified XIII	575,554.571	9.07	5,220,280
Non-Qualified XIV	717,707.046	8.92	6,401,947
Non-Qualified XV	201,787.880	8.84	1,783,805
Non-Qualified XVI	408,856.239	4.07	1,664,045
Non-Qualified XVIII	325,522.539	4.01	1,305,345
Non-Qualified XIX	271,656.734	4.03	1,094,777
	3,312,525.682		$ 29,114,804
Oppenheimer Global Securities			
Contracts in accumulation period:			
Non-Qualified V	139,240.643	$ 15.35	$ 2,137,344
Non-Qualified V (0.75)	485,486.859	15.80	7,670,692
Non-Qualified VII	807,349.163	19.74	15,937,072
Non-Qualified VIII	157,881.003	19.94	3,148,147
Non-Qualified IX	14,098.486	15.14	213,451
Non-Qualified XII	16,957.816	15.85	268,781
Non-Qualified XX	12,869.958	12.73	163,835
	1,633,883.928		$ 29,539,322
Oppenheimer Main Street®			
Currently payable annuity contracts:			$ 6,735,165
Contracts in accumulation period:			
Non-Qualified VII	1,565,911.299	$ 12.63	19,777,460
Non-Qualified VIII	538,157.238	12.76	6,866,886
Non-Qualified XIII	957,263.407	8.88	8,500,499
Non-Qualified XIV	1,573,160.137	8.74	13,749,420
Non-Qualified XV	492,452.384	8.67	4,269,562
Non-Qualified XVI	281,793.912	7.82	2,203,628
Non-Qualified XVIII	101,349.229	7.70	780,389
Non-Qualified XIX	289,098.107	7.74	2,237,619
	5,799,185.713		$ 65,120,628

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Oppenheimer Strategic Bond			
Currently payable annuity contracts:			$ 1,933,703
Contracts in accumulation period:			
Non-Qualified V	38,834.279	$ 13.05	506,787
Non-Qualified V (0.75)	84,949.296	13.42	1,140,020
Non-Qualified VII	857,973.306	14.29	12,260,439
Non-Qualified VIII	178,955.608	14.43	2,582,329
Non-Qualified IX	227.750	12.86	2,929
Non-Qualified XIII	508,541.024	13.15	6,687,314
Non-Qualified XIV	728,495.128	12.93	9,419,442
Non-Qualified XV	224,445.542	12.82	2,877,392
Non-Qualified XVI	238,270.180	12.65	3,014,118
Non-Qualified XVIII	39,218.708	12.46	488,665
Non-Qualified XIX	117,139.231	12.53	1,467,755
Non-Qualified XX	9,740.578	12.23	119,127
	3,026,790.630		$ 42,500,020
Pioneer Equity Income VCT			
Contracts in accumulation period:			
Non-Qualified V	21,897.886	$ 9.67	$ 211,753
Non-Qualified V (0.75)	960.668	9.79	9,405
Non-Qualified IX	244.221	9.61	2,347
Non-Qualified XII	474.905	9.78	4,645
Non-Qualified XX	2,132.665	11.55	24,632
	25,710.345		$ 252,782
Pioneer Fund VCT			
Contracts in accumulation period:			
Non-Qualified V	29.007	$ 9.21	$ 267
Non-Qualified V (0.75)	418.894	9.32	3,904
	447.901		$ 4,171
Pioneer Mid Cap Value VCT			
Contracts in accumulation period:			
Non-Qualified V	11,461.519	$ 11.86	$ 135,934
Non-Qualified V (0.75)	49,902.015	12.00	598,824
Non-Qualified IX	317.331	11.79	3,741
Non-Qualified XX	7.594	13.17	100
	61,688.459		$ 738,599
Prudential Jennison			
Contracts in accumulation period:			
Non-Qualified XIII	23,314.809	$ 7.79	$ 181,622
Non-Qualified XIV	50,522.412	7.73	390,538
Non-Qualified XV	19,308.203	7.70	148,673
Non-Qualified XVI	12,325.729	7.69	94,785
Non-Qualified XVIII	1,355.775	7.59	10,290
Non-Qualified XIX	4,396.056	7.62	33,498
	111,222.984		$ 859,406

Division/Contract	Units	Unit Value	Extended Value
Prudential SP Jennison International Growth			
Contracts in accumulation period:			
Non-Qualified XIII	100,680.680	$ 7.94	$ 799,405
Non-Qualified XIV	129,476.203	7.87	1,018,978
Non-Qualified XV	31,363.039	7.84	245,886
Non-Qualified XVI	88,107.095	7.83	689,879
Non-Qualified XVIII	6,705.458	7.74	51,900
Non-Qualified XIX	59,607.597	7.77	463,151
	415,940.072		$ 3,269,199
UBS Tactical Allocation			
Contracts in accumulation period:			
Non-Qualified XIII	184,873.143	$ 8.61	$ 1,591,758
Non-Qualified XIV	921,723.134	8.49	7,825,429
Non-Qualified XV	86,929.063	8.43	732,812
Non-Qualified XVI	88,297.917	7.86	694,022
Non-Qualified XVIII	31,946.491	7.74	247,266
Non-Qualified XIX	79,266.894	7.78	616,696
	1,393,036.642		$ 11,707,983

Non-Qualified 1964

Individual Contracts issued from December 1, 1964 to March 14, 1967.

Non-Qualified V

Certain AetnaPlus Contracts issued in connection with deferred compensation plans issued since August 28, 1992, and certain individual non-qualified Contracts.

Non-Qualified V (0.75)

Subset of Non-Qualified V Contracts having a mortality and expense charge of 0.75%

Non-Qualified VI

Certain existing Contracts that were converted to ACES, an administrative system (previously valued under Non-Qualified I).

Non-Qualified VII

Certain individual and group Contracts issued as non-qualified deferred annuity contracts or Individual retirement annuity Contracts issued since May 4, 1994.

Non-Qualified VIII

Certain individual retirement annuity Contracts issued since May 1, 1998.

Non-Qualified IX

Group Aetna Plus Contracts assessing an administrative expense charge effective April 7, 1997 issued in connection with deferred compensation plans.

Non-Qualified X

Group AetnaPlus contracts containing contractual limits on fees, issued in connection with deferred compensation plans and as individual non-qualified Contracts, resulting in reduced daily charges for certain funding options effective May 29, 1997.

Non-Qualified XI

Certain Contracts, previously valued under Non-Qualified VI, containing contractual limits on fees, resulting in reduced daily charges for certain funding options effective May 29, 1997.

Non-Qualified XII

Certain individual retirement annuity contracts issued since March 1999.

Non-Qualified XIII

Certain individual retirement annuity Contracts issued since October 1, 1998.

Non-Qualified XIV

Certain individual retirement annuity Contracts issued since September 1, 1998.

Non-Qualified XV

Certain individual retirement annuity Contracts issued since September 1, 1998.

Non-Qualified XVI

Certain individual retirement annuity Contracts issued since August 2000.

Non-Qualified XVII

Group AetnaPlus contracts issued in connection with deferred compensation plans having Contract modifications effective September 1, 1999.

Non-Qualified XVIII

Certain individual retirement annuity Contracts issued since September 2000.

Non-Qualified XIX

Certain individual retirement annuity Contracts issued since August 2000.

Non-Qualified XX

Certain deferred compensation Contracts issued since December 2002.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

8.   **Financial Highlights**

A summary of unit values and units outstanding for variable annuity Contracts, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the years ended December 31, 2003, 2002 and 2001, along with units outstanding and unit values for the year ended December 31, 2000, follows:

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
AIM V.I. Capital Appreciation						
2003	2,018	$5.44 to $9.46	$ 17,500	- %	0.75% to 1.90%	27.10% to 28.59%
2002	2,233	$4.28 to $7.37	14,832	-	0.45% to 1.90%	-25.80% to -0.04%
2001	2,600	$5.77 to $9.84	23,509	7.71	0.45% to 2.25%	-24.75% to -23.82%
2000	2,085	$7.67 to $12.95	25,987	*	*	*
AIM V.I. Core Equity						
2003	3,366	$6.28 to $11.86	34,908	0.97	0.75% to 2.25%	22.18% to 23.44%
2002	3,742	$5.14 to $7.67	29,940	0.30	0.75% to 2.25%	-17.19% to -16.21%
2001	4,491	$6.21 to $9.17	42,858	0.05	0.45% to 2.25%	-24.31% to -16.23%
2000	4,034	$8.20 to $12.00	49,823	*	*	*
AIM V.I. Government Securities						
2003	1,239	$11.55 to $12.37	15,026	1.78	0.95% to 1.90%	-0.86% to 0.08%
2002	2,139	$11.65 to $12.36	25,997	2.67	0.95% to 1.90%	0.07% to 8.01%
2001	819	$10.83 to $11.38	9,149	5.55	0.50% to 1.90%	4.38% to 5.40%
2000	28	$10.38 to $10.80	295	*	*	*
AIM V.I. Growth						
2003	2,783	$4.30 to $6.62	18,067	-	0.75% to 1.90%	28.74% to 30.23%
2002	3,069	$3.34 to $5.09	14,946	-	0.75% to 1.90%	-32.29% to -31.49%
2001	3,912	$4.93 to $7.44	27,757	0.20	0.45% to 2.25%	-35.18% to -34.38%
2000	3,321	$7.60 to $11.37	37,257	*	*	*

128

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
AIM V.I. Premier Equity						
2003	5,018	$6.33 to $8.56	$ 42,830	0.28 %	0.75% to 1.90%	22.67% to 24.23%
2002	5,969	$5.16 to $6.91	41,327	0.29	0.45% to 1.90%	-31.59% to -30.57%
2001	7,410	$7.54 to $10.00	74,008	2.16	0.45% to 2.25%	-14.24% to -9.62%
2000	6,222	$8.79 to $11.55	73,350	*	*	*
Alger American Balanced						
2003	94	$25.11	2,367	2.17	1.40%	17.34%
2002	120	$21.40	2,576	1.69	1.40%	-13.52%
2001	152	$24.74	3,765	3.07	0.85% to 1.40%	-3.31%
2000	191	$25.59	4,888	*	*	*
Alger American Income & Growth						
2003	292	$22.17	6,470	0.32	1.40%	28.08%
2002	356	$17.31	6,167	0.64	1.40%	-32.07%
2001	443	$25.49	11,279	6.98	0.85% to 1.40%	-15.53%
2000	550	$30.17	16,586	*	*	*
Alger American Leveraged AllCap						
2003	277	$17.13 to $23.23	6,443	-	1.25% to 1.40%	32.82% to 33.10%
2002	327	$12.87 to $17.49	5,724	0.01	1.25% to 1.40%	-34.84% to -34.74%
2001	388	$19.73 to $26.84	10,424	3.28	0.85% to 1.40%	-17.11% to -16.99%
2000	481	$23.77 to $32.38	15,563	*	*	*
AllianceBernstein VPSF Growth and Income						
2003	3,443	$10.03 to $10.30	34,971	0.90	0.95% to 1.90%	29.96% to 31.27%
2002	2,855	$7.68 to $7.89	22,169	0.80	0.95% to 1.90%	-23.53% to -22.79%
2001	2,791	$9.99 to $10.27	28,177	4.75	0.50% to 1.90%	-1.56% to -0.60%
2000	88	$10.10 to $10.39	898	*	*	*

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
AllianceBernstein VPSF Premier Growth						
2003	1,368	$5.17 to $5.57	$ 7,314	- %	0.95% to 1.90%	21.46% to 22.61%
2002	1,333	$4.24 to $4.57	5,838	-	0.95% to 1.90%	-31.96% to -31.30%
2001	1,331	$6.20 to $6.69	8,532	6.31	0.50% to 1.90%	-18.80% to -17.99%
2000	341	$7.60 to $8.20	2,687	*	*	*
AllianceBernstein VPSF Quasar						
2003	500	$7.18 to $8.19	3,918	-	0.95% to 1.90%	46.23% to 47.57%
2002	128	$4.91 to $5.55	684	-	0.95% to 1.90%	-33.07% to -32.42%
2001	116	$7.34 to $8.22	910	3.62	0.50% to 1.90%	-14.43% to -13.59%
2000	9	$8.58 to $9.51	82	*	*	*
American Century® VP Balanced						
2003	78	$18.19	1,420	2.75	1.40%	17.81%
2002	96	$15.44	1,483	2.84	1.40%	-10.82%
2001	118	$17.32	2,043	6.22	0.85% to 1.40%	-4.90%
2000	147	$18.21	2,684	*	*	*
American Century® VP International						
2003	93	$13.13 to $14.41	1,346	0.75	1.25% to 1.40%	22.74% to 22.94%
2002	131	$10.68 to $11.74	1,539	0.83	1.25% to 1.40%	-21.49% to -21.37%
2001	185	$13.59 to $14.95	2,759	10.20	0.85% to 1.40%	-30.17% to -30.06%
2000	229	$19.43 to $21.41	4,905	*	*	*
Calvert Social Balanced						
2003	178	$11.30 to $21.15	2,228	1.98	0.75% to 1.40%	17.59% to 18.42%
2002	167	$9.61 to $17.86	1,775	2.79	0.75% to 1.40%	-13.38% to -12.81%
2001	158	$11.09 to $20.48	1,959	4.91	0.45% to 1.50%	-8.25% to -7.64%
2000	175	$12.09 to $22.18	2,514	*	*	*

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Federated American Leaders						
2003	2,211	$16.88 to $23.37	$ 51,717	1.51 %	1.25% to 1.40%	25.92% to 26.06%
2002	2,720	$13.39 to $18.56	50,539	1.17	1.25% to 1.40%	-21.33% to -21.21%
2001	3,522	$16.99 to $23.59	83,193	2.06	0.85% to 1.40%	-5.56% to -5.42%
2000	4,105	$17.97 to $24.98	102,586	*	*	*
Federated Capital Income						
2003	505	$10.65 to $12.75	6,460	6.55	1.25% to 1.40%	18.94% to 19.13%
2002	653	$8.94 to $10.72	7,021	5.71	1.25% to 1.40%	-25.01% to -24.90%
2001	923	$11.90 to $14.29	13,230	3.57	0.85% to 1.40%	-14.94% to -14.81%
2000	1,149	$13.97 to $16.80	19,351	*	*	*
Federated Equity Income						
2003	884	$12.34	11,005	1.89	1.25% to 1.40%	25.53%
2002	1,035	$9.83	10,264	2.11	1.25% to 1.40%	-21.85%
2001	1,384	$12.58	17,476	1.97	0.75% to 1.40%	-12.24%
2000	1,690	$14.33	24,264	*	*	*
Federated Fund for U.S. Government Securities						
2003	635	$15.49	9,833	3.85	1.25% to 1.40%	0.91%
2002	826	$15.35	12,674	3.65	1.40%	7.52%
2001	820	$14.28	11,702	3.90	0.85% to 1.40%	5.53%
2000	823	$13.53	11,133	*	*	*
Federated Growth Strategies						
2003	627	$18.83	11,813	-	1.40%	38.15%
2002	764	$13.63	10,415	-	1.40%	-27.38%
2001	1,117	$18.77	20,974	1.68	0.85% to 1.40%	-23.48%
2000	1,378	$24.53	33,809	*	*	*

131

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Federated High Income Bond						
2003	970	$13.87 to $16.25	$ 15,774	7.68 %	1.25% to 1.40%	20.55% to 20.71%
2002	1,236	$11.49 to $13.48	16,683	10.52	1.25% to 1.40%	-0.03% to 0.12%
2001	1,548	$11.48 to $13.49	20,899	11.00	0.85% to 1.40%	-0.04% to 0.10%
2000	1,959	$11.46 to $13.49	26,446	*	*	*
Federated International Equity						
2003	462	$13.06 to $14.11	6,565	-	1.25% to 1.40%	30.05% to 30.21%
2002	551	$10.03 to $10.85	6,024	-	1.25% to 1.40%	-23.84% to -23.73%
2001	767	$13.15 to $14.25	10,976	12.94	0.85% to 1.40%	-30.42% to -30.31%
2000	978	$18.87 to $20.48	20,057	*	*	*
Federated Prime Money						
2003	392	$12.59	4,930	0.71	1.40%	-0.71%
2002	583	$12.68	7,387	1.37	1.40%	0%
2001	695	$12.68	8,812	3.44	0.85% to 1.40%	2.28%
2000	702	$12.40	8,703	*	*	*
Fidelity® VIP *Asset Manager*[SM]						
2003	681	$15.30 to $18.27	12,034	3.51	1.25% to 1.40%	16.30% to 16.53%
2002	728	$13.13 to $15.71	11,086	4.06	1.25% to 1.40%	-10.01% to -9.87%
2001	831	$14.57 to $17.45	14,094	6.08	0.85% to 1.40%	-5.44% to -5.30%
2000	993	$15.39 to $18.46	17,821	*	*	*
Fidelity® VIP Contrafund®						
2003	11,483	$9.10 to $24.17	188,055	0.43	0.75% to 1.90%	-29.37% to 27.50%
2002	10,912	$7.22 to $19.81	145,571	0.86	0.45% to 1.90%	-11.07% to 78.65%
2001	11,618	$8.12 to $21.96	173,999	3.56	0.45% to 1.90%	-13.93% to -3.25%
2000	12,102	$9.43 to $24.67	216,963	*	*	*

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Fidelity® VIP Equity-Income						
2003	12,003	$10.33 to $23.07	$ 192,149	1.64 %	0.75% to 1.90%	27.85% to 29.33%
2002	11,480	$8.08 to $17.95	146,420	1.78	0.75% to 1.90%	-18.53% to -17.57%
2001	12,170	$9.92 to $21.92	193,019	6.26	0.45% to 1.90%	-6.77% to -5.67%
2000	10,395	$10.64 to $23.40	188,025	*	*	*
Fidelity® VIP Growth						
2003	9,688	$6.17 to $22.97	125,864	0.26	0.75% to 1.90%	30.44% to 31.85%
2002	9,473	$4.73 to $17.54	98,180	0.26	0.45% to 1.90%	-31.44% to -30.42%
2001	10,633	$6.90 to 25.45	167,319	7.26	0.45% to 1.90%	-19.23% to -18.23%
2000	9,467	$8.54 to $31.34	209,610	*	*	*
Fidelity® VIP High Income						
2003	5,612	$8.11 to $11.96	56,970	6.32	0.95% to 2.25%	24.90% to 26.10%
2002	4,489	$6.46 to $9.53	36,456	10.78	0.95% to 2.25%	1.48% to 2.46%
2001	4,973	$6.34 to $9.34	39,385	13.71	0.50% to 2.25%	-13.42% to -12.58%
2000	4,980	$7.28 to $10.74	45,512	*	*	*
Fidelity® VIP Index 500						
2003	3,762	$17.05 to $20.31	74,266	1.44	1.25% to 1.40%	26.62% to 26.86%
2002	4,125	$13.44 to $16.04	64,190	1.38	1.25% to 1.40%	-23.34% to -23.22%
2001	4,961	$17.51 to $20.93	100,783	1.20	0.85% to 1.40%	-13.34% to -13.21%
2000	5,672	$20.17 to $24.15	133,049	*	*	*
Fidelity® VIP Investment Grade Bond						
2003	140	$15.76 to $16.07	2,244	4.39	1.25% to 1.40%	3.74% to 3.89%
2002	187	$15.17 to $15.49	2,890	4.05	1.25% to 1.40%	8.80% to 8.96%
2001	217	$13.92 to $14.24	3,084	5.86	0.85% to 1.40%	6.94% to 7.10%
2000	278	$13.00 to $13.32	3,700	*	*	*

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Fidelity® VIP Overseas						
2003	979	$9.75 to $14.74	$ 13,904	0.58 %	0.75% to 1.50%	41.30% to 42.34%
2002	654	$6.85 to $10.42	6,617	0.85	0.75% to 1.50%	-21.47% to -20.88%
2001	770	$8.67 to $13.26	9,914	13.97	0.45% to 1.50%	-22.35% to -21.76%
2000	872	$11.08 to $17.06	14,451	*	*	*
Franklin Small Cap Value Securities						
2003	55	$12.02 to $12.18	662	0.19	0.75% to 1.25%	30.59% to 31.11%
2002	39	$9.22 to $9.29	365	***	0.75% to 1.25%	-21.04% to -19.73%
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***
ING GET Fund - Series D						
2003	8,494	$10.03 to $10.43	86,431	4.13	1.00% to 1.75%	-0.10% to 0.58%
2002	10,202	$10.04 to $10.37	103,698	4.34	1.00% to 1.75%	-1.09% to -0.34%
2001	11,705	$10.15 to $10.40	119,943	1.44	0.70% to 2.15%	0.22% to 0.98%
2000	12,726	$10.13 to $10.29	129,776	*	*	*
ING GET Fund - Series E						
2003	23,038	$10.27 to $10.70	238,886	4.20	1.00% to 1.90%	0.88% to 1.81%
2002	26,953	$10.18 to $10.51	276,397	4.02	1.00% to 1.90%	2.11% to 3.05%
2001	29,973	$9.97 to $10.20	300,383	0.78	1.00% to 2.40%	-1.12% to -0.21%
2000	33,010	$10.08 to $10.22	333,833	*	*	*
ING GET Fund - Series G						
2003	13,524	$10.14 to $10.54	138,281	4.05	1.00% to 1.90%	0.30% to 1.25%
2002	16,105	$10.11 to $10.41	163,877	3.84	1.00% to 1.90%	2.97% to 3.92%
2001	17,381	$9.82 to $10.02	171,369	0.38	1.00% to 2.40%	-0.52% to 0.40%
2000	18,850	$9.87 to $9.98	186,445	*	*	*

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING GET Fund - Series H						
2003	10,102	$10.30 to $10.69	$ 105,009	4.11 %	1.00% to 1.90%	1.18% to 2.20%
2002	11,865	$10.18 to $10.46	121,603	3.59	1.00% to 1.90%	2.78% to 3.72%
2001	13,233	$9.91 to $10.01	131,686	0.47	1.00% to 2.40%	-1.24% to -0.33%
2000	14,101	$10.03 to $10.12	141,764	*	*	*
ING GET Fund - Series I						
2003	7,257	$10.22 to $10.40	74,750	3.44	1.45% to 1.90%	1.19% to 1.66%
2002	8,275	$10.10 to $10.23	84,079	3.54	1.45% to 1.90%	3.35% to 3.82%
2001	8,909	$9.78 to $9.86	87,402	0.25	1.35% to 2.40%	-0.76% to -0.30%
2000	9,419	$9.85 to $9.89	92,929	*	*	*
ING GET Fund - Series J						
2003	5,895	$10.12 to $10.29	60,090	3.65	1.45% to 1.90%	0.70% to 1.18%
2002	7,113	$10.05 to $10.17	71,844	3.49	1.45% to 1.90%	4.05% to 4.53%
2001	7,719	$9.66 to $9.73	74,801	0.18	1.35% to 2.40%	-0.63% to -0.16%
2000	8,207	$9.72 to $9.75	79,872	*	*	*
ING GET Fund - Series K						
2003	6,945	$9.98 to $10.33	70,505	3.20	1.45% to 2.40%	-0.10% to 0.88%
2002	8,037	$9.99 to $10.24	81,260	2.68	1.45% to 2.40%	3.20% to 4.20%
2001	9,082	$9.68 to $9.82	88,558	-	1.35% to 2.40%	-3.19% to -2.24%
2000	9,357	$10.00 to $10.05	93,790	*	*	*
ING GET Fund - Series L						
2003	6,598	$9.99 to $10.29	66,868	3.48	1.45% to 2.40%	1.01% to 1.98%
2002	7,535	$9.89 to $10.09	75,255	0.05	1.45% to 2.40%	0.22% to 1.20%
2001	8,101	$9.87 to $9.97	80,345	4.63	1.35% to 2.40%	-1.53% to -0.46%
2000	58	$10.01 to $10.02	585	*	*	*

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING GET Fund - Series M						
2003	9,320	$10.04 to $10.32	$ 94,718	3.54 %	1.45% to 2.40%	1.31% to 2.38%
2002	11,558	$9.91 to $10.08	115,381	0.03	1.45% to 2.40%	1.12% to 2.10%
2001	12,531	$9.80 to $9.87	123,165	**	1.45% to 2.40%	**
2000	**	**	**	**	**	**
ING GET Fund - Series N						
2003	7,482	$10.15 to $10.40	76,785	2.65	1.45% to 2.40%	1.81% to 2.77%
2002	8,982	$9.97 to $10.12	90,143	0.02	1.45% to 2.40%	-2.77% to -1.82%
2001	10,181	$10.25 to $10.31	104,606	**	**	**
2000	**	**	**	**	**	**
ING GET Fund - Series P						
2003	5,731	$10.03 to $10.25	58,003	2.56	1.45% to 2.40%	1.42% to 2.40%
2002	7,680	$9.89 to $10.01	76,334	0.04	1.45% to 2.40%	-1.16% to -0.20%
2001	8,288	$10.00 to $10.03	83,012	**	**	**
2000	**	**	**	**	**	**
ING GET Fund - Series Q						
2003	4,282	$10.26 to $10.47	44,336	-	1.45% to 2.40%	2.60% to 3.66%
2002	5,460	$10.00 to $10.10	54,826	3.81	1.45% to 2.40%	0.00% to 0.97%
2001	162	$10.00	1,620	**	**	**
2000	**	**	**	**	**	**
ING GET Fund - Series R						
2003	3,634	$10.42 to $10.60	38,175	0.01	1.45% to 2.40%	3.58% to 4.54%
2002	4,312	$10.06 to $10.14	43,556	***	1.45% to 2.40%	0.65% to 1.42%
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING GET Fund - Series S						
2003	4,236	$10.35 to $10.57	$ 44,140	0.10 %	1.00% to 2.40%	3.40% to 4.86%
2002	5,334	$10.01 to $10.08	53,553	***	1.00% to 2.40%	0.14% to 0.87%
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***
ING GET Fund - Series T						
2003	3,062	$10.40 to $10.53	32,020	0.14	1.45% to 2.40%	3.38% to 4.36%
2002	3,908	$10.06 to $10.09	39,378	***	1.45% to 2.40%	0.88% to 0.93%
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***
ING GET Fund - Series U						
2003	2,854	$10.49 to $10.60	30,078	-	1.45% to 2.40%	5.21% to 6.00%
2002	50	$9.99 to $10.00	503	***	0.95% to 1.75%	-0.05% to 0.00%
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***
ING GET Fund - Series V						
2003	7,680	$9.69 to $9.77	74,677	****	1.45% to 2.40%	****
2002	****	****	****	****	****	****
2001	****	****	****	****	****	****
2000	****	****	****	****	****	****
ING VP Balanced						
2003	6,962	$9.18 to $24.72	172,818	1.94	0.75% to 2.25%	16.65% to 18.00%
2002	7,046	$7.87 to $26.80	148,868	1.07	0.45% to 2.25%	-12.01% to -10.71%
2001	8,277	$8.94 to $30.01	189,948	5.84	0.45% to 2.25%	-6.04% to 0.46%
2000	8,309	$9.52 to $24.76	199,768	*	*	*

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Bond						
2003	8,243	$10.94 to $19.00	$ 143,435	1.80 %	0.75% to 2.25%	4.22% to 5.51%
2002	9,939	$11.86 to $18.01	164,563	3.25	0.75% to 2.25%	6.28% to 7.53%
2001	9,525	$11.16 to $16.75	144,459	6.51	0.45% to 2.25%	6.67% to 7.93%
2000	6,869	$10.46 to $15.52	99,490	*	*	*
ING VP Emerging Markets						
2003	88	$9.18	809	-	1.40%	45.25%
2002	103	$6.32	649	-	1.40%	-10.60%
2001	129	$7.08	912	19.78	0.85% to 1.40%	-11.68%
2000	157	$8.01	1,255	*	*	*
ING VP Money Market						
2003	13,149	$10.02 to $14.46	173,894	1.89	0.75% to 2.25%	-1.07% to 0.14%
2002	19,939	$10.30 to $14.44	262,556	3.85	0.75% to 2.25%	-0.31% to 0.86%
2001	22,423	$10.33 to $48.45	293,027	4.69	0.45% to 2.25%	1.33% to 3.16%
2000	16,310	$10.13 to $13.88	211,809	*	*	*
ING VP Natural Resources						
2003	116	$14.78 to $15.64	1,732	-	0.75% to 1.50%	28.52% to 29.58%
2002	135	$11.48 to $12.07	1,567	0.19	0.75% to 1.50%	-3.56% to -2.83%
2001	166	$11.90 to $12.42	2,003	-	0.45% to 1.50%	-17.19% to -16.57%
2000	193	$14.35 to $14.87	2,801	*	*	*
ING VP Strategic Allocation Balanced						
2003	948	$14.19 to $16.41	16,937	1.41	0.75% to 2.25%	17.79% to 18.57%
2002	977	$12.03 to $13.84	14,344	2.50	0.45% to 1.40%	-10.81% to -9.94%
2001	1,082	$13.47 to $15.41	17,390	2.50	0.45% to 2.25%	-8.30% to -7.65%
2000	1,232	$14.66 to $16.69	21,090	*	*	*

138

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Strategic Allocation Growth						
2003	813	$14.18 to $16.69	$ 14,808	0.87 %	0.75% to 2.25%	22.52% to 23.45%
2002	835	$11.55 to $13.52	11,257	1.75	0.75% to 2.25%	-15.04% to -14.40%
2001	898	$13.56 to $15.80	13,876	1.59	0.45% to 2.25%	-12.87% to -12.21%
2000	1,013	$15.52 to $18.00	17,520	*	*	*
ING VP Strategic Allocation Income						
2003	1,031	$14.58 to $16.37	19,422	2.31	0.75% to 1.40%	12.05% to 12.82%
2002	1,237	$12.99 to $14.51	20,088	3.32	0.75% to 1.40%	-5.69% to -0.78%
2001	1,380	$10.79 to $15.29	23,347	4.36	0.45% to 2.25%	-3.75% to -3.11%
2000	1,518	$11.13 to $15.77	26,191	*	*	*
ING MFS Total Return						
2003	35	$11.29 to $11.33	401	****	0.75% to 1.25%	****
2002	****	****	****	****	****	****
2001	****	****	****	****	****	****
2000	****	****	****	****	****	****
ING T. Rowe Price Equity Income						
2003	58	$12.17 to $12.22	704	****	0.75% to 1.25%	****
2002	****	****	****	****	****	****
2001	****	****	****	****	****	****
2000	****	****	****	****	****	****
ING Alger Aggressive Growth						
2003	96	$10.20 to $13.05	1,017	-	0.75% to 1.50%	42.82% to 43.46%
2002	24	$7.31 to $7.34	179	***	0.75% to 1.25%	-8.53% to -0.37%
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Alger Growth						
2003	39	$9.60 to $9.68	$ 380	- %	0.75% to 1.25%	32.60% to 33.33%
2002	1	$7.24 to $7.26	9	***	0.75% to 1.25%	-23.21% to -6.63%
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***
ING American Century Small Cap Value						
2003	50	$10.81 to $12.48	561	0.16	0.75% to 1.25%	16.24% to 34.53%
2002	20	$8.11 to $9.30	173	***	0.75% to 1.25%	-19.84% to -1.82%
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***
ING Baron Small Cap Growth						
2003	119	$11.40 to $12.79	1,381	-	0.75% to 1.50%	18.29% to 32.34%
2002	21	$8.72 to $9.68	193	***	0.75% to 1.25%	-12.61% to -1.83%
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***
ING DSI Enhanced Index						
2003	1	$10.20	6	****	0.75%	****
2002	****	****	****	****	****	****
2001	****	****	****	****	****	****
2000	****	****	****	****	****	****
ING Goldman Sachs® Capital Growth						
2003	2	$9.82 to $11.70	25	-	0.75% to 1.25%	22.68%
2002	2	$8.07	18	***	0.75% to 0.80%	-3.04% to -0.05%
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING JPMorgan Fleming International						
2003	3,196	$7.14 to $20.30	$ 34,019	1.05 %	0.75% to 1.90%	27.05% to 28.48%
2002	2,909	$5.62 to $15.80	24,044	0.62	0.75% to 1.90%	-19.64% to -18.69%
2001	2,892	$7.00 to $19.44	30,449	25.04	0.45% to 2.25%	-28.33% to -27.48%
2000	2,451	$9.76 to $26.80	38,280	*	*	*
ING JPMorgan Mid Cap Value						
2003	55	$11.73 to $13.32	678	0.48	0.75% to 1.50%	28.46% to 29.02%
2002	9	$9.17 to $9.20	87	***	0.75% to 1.25%	-8.51% to 0.47%
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***
ING MFS Capital Opportunities						
2003	3,394	$5.58 to $24.64	39,287	0.20	0.75% to 1.90%	25.68% to 27.14%
2002	3,869	$4.44 to $20.94	35,741	-	0.45% to 1.90%	-31.49% to -30.48%
2001	4,710	$6.49 to $30.11	62,832	19.25	0.45% to 2.25%	-26.19% to -25.29%
2000	4,048	$8.79 to $40.30	78,233	*	*	*
ING MFS Global Growth						
2003	-	$10.83 to $10.92	5	-	0.75% to 1.25%	30.17% to 30.78%
2002	-	$8.32 to $8.35	1	***	0.75% to 1.25%	-10.41% to -0.17%
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***
ING MFS Research Equity						
2003	3,988	$6.11 to $13.31	42,940	0.57	0.75% to 1.90%	22.69% to 24.04%
2002	4,627	$4.98 to $10.73	40,669	0.20	0.75% to 1.90%	-26.32% to -25.45%
2001	5,830	$6.77 to $14.39	69,394	20.49	0.45% to 1.90%	-22.40% to -21.48%
2000	6,216	$8.71 to $18.33	97,910	*	*	*

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING OpCap Balanced Value						
2003	116	$10.24 to $12.69	$ 1,250	1.66 %	0.75% to 1.50%	28.66%
2002	2	$8.34 to $8.37	15	***	0.80% to 1.25%	-0.14% to 5.35%
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***
ING PIMCO Total Return						
2003	237	$10.82 to $11.10	2,613	3.68	0.75% to 1.50%	0.93% to 3.26%
2002	119	$10.70 to $10.75	1,275	***	0.75% to 1.50%	3.07% to 7.55%
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***
ING Salomon Brothers Aggressive Growth						
2003	5,581	$4.80 to $13.68	58,639	-	0.75% to 1.90%	35.59% to 37.25%
2002	6,053	$3.54 to $9.97	47,008	-	0.45% to 1.90%	-36.54% to -35.60%
2001	7,478	$ 5.58 to $15.53	91,535	6.31	0.45% to 2.25%	-26.64% to -25.74%
2000	8,010	$7.60 to $20.93	136,685	*	*	*
ING Salomon Brothers Fundamental Value						
2003	113	$10.34 to $12.80	1,215	0.75	0.75% to 1.50%	39.53%
2002	1	7.69	5	***	0.75%	0.67%
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***
ING Salomon Brothers Investors Value						
2003	17	$10.14 to $12.14	179	0.65	0.75% to 1.25%	29.67%
2002	2	7.82	14	***	1.25%	-21.97%
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING T. Rowe Price Growth Equity						
2003	3,123	$11.57 to $23.71	$ 74,887	0.15 %	0.75% to 1.50%	28.96% to 30.00%
2002	3,205	$8.90 to $18.37	58,443	0.19	0.45% to 1.50%	-24.44% to -23.64%
2001	3,768	$ 11.70 to $24.29	89,395	15.41	0.45% to 2.25%	-11.56% to -10.85%
2000	4,250	$13.14 to $27.44	113,230	*	*	*
ING UBS Tactical Asset Allocation						
2003	5	$9.51 to $10.14	53	0.01	0.75% to 1.50%	25.47%
2002	-	8.01	428	***	1.25%	0.33%
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***
ING Van Kampen Comstock						
2003	83	$10.64 to $12.38	899	0.77	0.75% to 1.25%	28.04% to 28.69%
2002	38	$8.31 to $8.34	319	***	0.75% to 1.25%	-18.72% to -2.95%
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***
ING VP Growth and Income						
2003	20,842	$6.53 to $202.58	455,361	-	0.75% to 2.25%	-24.93% to 25.16%
2002	24,165	$5.28 to $162.71	415,966	0.84	0.45% to 1.90%	-26.42% to 60.86%
2001	29,079	$7.17 to $219.66	663,646	0.60	0.45% to 2.25%	-19.96% to -18.98%
2000	32,914	$8.96 to $272.61	928,210	*	*	*
ING GET U.S. Core Portfolio - Series 1						
2003	2,531	$10.22 to $10.28	25,945	****	1.45% to 2.40%	****
2002	****	****	****	****	****	****
2001	****	****	****	****	****	****
2000	****	****	****	****	****	****

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING GET U.S. Core Portfolio - Series 2						
2003	2,442	$10.02 to $10.05	$ 24,501	**** %	1.45% to 2.40%	****
2002	****	****	****	****	****	****
2001	****	****	****	****	****	****
2000	****	****	****	****	****	****
ING GET U.S. Core Portfolio - Series 3						
2003	196	$10.00	1,965	****	0.95% to 1.75%	****
2002	****	****	****	****	****	****
2001	****	****	****	****	****	****
2000	****	****	****	****	****	****
ING VP Growth						
2003	2,874	$5.11 to $13.97	32,091	-	0.75% to 1.90%	27.75% to 29.46%
2002	3,203	$4.00 to $10.80	28,286	-	0.75% to 1.90%	-30.30% to -29.47%
2001	4,148	$5.73 to $15.31	52,088	12.13	0.45% to 2.25%	-28.45% to -27.61%
2000	4,705	$8.02 to $21.15	85,002	*	*	*
ING VP Index Plus LargeCap						
2003	12,166	$7.26 to $17.61	186,926	1.03	0.75% to 2.25%	23.89% to 25.16%
2002	13,185	$5.86 to $14.07	154,417	0.24	0.45% to 2.25%	-23.02% to -21.88
2001	15,160	$7.62 to $18.06	224,762	4.07	0.45% to 2.25%	-15.27% to -5.62%
2000	14,826	$8.99 to $21.06	261,795	*	*	*
ING VP Index Plus MidCap						
2003	901	$12.63 to $17.49	15,032	0.44	0.75% to 1.50%	30.49% to 31.40%
2002	925	$12.33 to $13.31	11,779	0.50	0.45% to 1.50%	-13.40% to -12.49%
2001	631	$14.24 to $15.26	9,214	6.54	0.45% to 1.50%	-2.80% to 12.09%
2000	452	$14.50 to $15.59	6,733	*	*	*

144

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Index Plus SmallCap						
2003	538	$12.02 to $13.49	$ 6,712	0.16 %	0.75% to 1.50%	34.15% to 35.13%
2002	464	$8.96 to $9.99	4,275	0.19	0.75% to 1.50%	-14.50% to -13.86%
2001	225	$10.48 to $11.60	2,411	3.71	0.45% to 1.50%	0.87% to 1.64%
2000	104	$10.39 to $11.42	1,098	*	*	*
ING VP International Equity						
2003	993	$6.07 to $8.39	8,924	0.89	0.75% to 1.90%	29.42% to 31.09%
2002	836	$4.69 to $6.40	5,228	0.22	0.75% to 1.90%	-28.07% to -27.23%
2001	954	$6.51 to $8.79	7,991	0.12	0.45% to 2.25%	-25.34% to -24.45%
2000	863	$8.73 to $11.64	9,708	*	*	*
ING VP Small Company						
2003	4,826	$9.56 to $20.30	80,458	0.24	0.75% to 1.90%	34.84% to 36.42%
2002	4,213	$7.09 to $14.88	52,158	0.52	0.45% to 1.90%	-24.69% to -23.57%
2001	3,814	$9.41 to $19.53	62,576	3.89	0.45% to 2.25%	0.50% to 3.22%
2000	2,815	$9.22 to $18.92	47,270	*	*	*
ING VP Technology						
2003	3,595	$3.66 to $12.23	13,372	-	0.75% to 1.90%	42.64% to 44.62%
2002	2,536	$2.55 to $2.67	6,564	-	0.75% to 1.90%	-42.40% to -41.72%
2001	2,631	$4.42 to $4.62	11,745	-	0.45% to 1.90%	-24.42 to -23.54%
2000	1,680	$5.82 to $6.09	9,833	*	*	*
ING VP Value Opportunity						
2003	1,131	$11.21 to $17.11	18,645	0.76	0.75% to 1.50%	22.79% to 23.63%
2002	1,272	$9.36 to $13.84	17,001	0.44	0.45% to 1.50%	-27.07% to -26.30%
2001	1,441	$12.75 to $18.83	26,362	5.21	0.45% to 1.50%	-10.97% to 0.58%
2000	963	$14.22 to $20.99	19,710	*	*	*

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Growth Opportunities - Class R						
2003	6	$7.91 to $11.74	$ 49	- %	0.75% to 1.25%	31.40%
2002	64	$6.02	384	***	1.25%	-27.19%
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***
ING VP Growth Opportunities - Class S						
2003	120	$6.94 to $7.12	853	-	0.95% to 1.90%	29.96% to 31.12%
2002	23	$5.34 to $5.43	125	-	0.95% to 1.90%	-32.71% to -28.88%
2001	18	$7.95 to $8.00	141	**	0.95% to 1.90%	-20.95% to -5.87%
2000	**	**	**	**	**	**
ING VP International Value						
2003	115	$10.17 to $11.37	1,199	1.60	0.75% to 1.50%	15.86% to 29.02%
2002	49	$7.95 to $8.83	404	***	0.75% to 1.50%	-19.18% to -1.19%
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***
ING VP MagnaCap - Class R						
2003	5	$8.83 to $8.91	42	1.03	0.75% to 1.25%	30.07%
2002	4	$6.85	27	***	0.75%	-21.38%
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***
ING VP MagnaCap - Class S						
2003	101	$8.98 to $9.22	928	0.71	0.95% to 1.90%	28.10% to 29.49%
2002	69	$7.01 to $7.12	490	0.95	0.95% to 1.90%	-25.77% to -23.73%
2001	46	$9.28 to $9.34	431	**	0.95% to 1.90%	-5.87% to 0.00%
2000	**	**	**	**	**	**

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP MidCap Opportunities - Class R						
2003	96	$9.33 to $9.45	$ 905	- %	0.75% to 1.25%	34.83% to 35.58%
2002	11	$6.89 to $6.97	76	***	0.75% to 1.50%	-20.85% to -9.47%
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***
ING VP MidCap Opportunities - Class S						
2003	818	$8.20 to $8.41	6,818	-	0.95% to 1.90%	34.21% to 35.43%
2002	418	$6.11 to $6.21	2,583	-	0.95% to 1.90%	-27.40% to -26.70%
2001	102	$8.42 to $8.48	865	**	0.95% to 1.90%	-16.75% to -10.14%
2000	**	**	**	**	**	**
ING VP SmallCap Opportunities - Class R						
2003	202	$6.78 to $11.71	1,392	-	0.75% to 1.50%	36.95% to 37.45%
2002	12	$4.98 to $5.02	58	***	0.75% to 1.25%	-33.20% to -9.70%
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***
ING VP SmallCap Opportunities - Class S						
2003	704	$6.32 to $6.49	4,528	-	0.95% to 1.90%	35.62% to 37.21%
2002	376	$4.66 to $4.73	1,772	-	0.95% to 1.90%	-44.82% to -44.28%
2001	151	$8.44 to $8.50	1,280	**	0.95% to 1.90%	-24.98% to -12.33%
2000	**	**	**	**	**	**
Janus Aspen Balanced						
2003	11,471	$9.34 to $25.95	186,531	2.17	0.75% to 1.90%	-46.48% to 13.18%
2002	13,695	$8.35 to $23.08	197,825	2.41	0.45% to 1.90%	-8.22% to 109.99%
2001	15,239	$9.10 to $25.02	240,241	2.63	0.45% to 1.90%	-6.53% to -5.42%
2000	13,985	$9.73 to $26.63	244,144	*	*	*

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Janus Aspen Flexible Income						
2003	1,144	$11.13 to $20.72	$ 22,158	4.66 %	0.75% to 1.50%	4.82% to 5.61%
2002	1,538	$12.85 to $19.62	28,392	4.45	0.45% to 1.50%	8.83% to 9.98%
2001	1,415	$11.72 to $17.89	23,940	5.95	0.45% to 1.50%	-0.78% to 6.93%
2000	1,182	$10.97 to $16.73	18,730	*	*	*
Janus Aspen Growth						
2003	8,493	$5.71 to $20.49	105,326	0.08	0.75% to 1.90%	29.19% to 30.80%
2002	10,142	$4.42 to $15.78	98,503	-	0.45% to 1.90%	-27.91% to -26.84%
2001	13,150	$6.13 to $21.78	176,779	0.26	0.45% to 2.25%	-26.17% to -25.27%
2000	14,324	$8.30 to $29.34	267,653	*	*	*
Janus Aspen Mid Cap Growth						
2003	7,749	$3.88 to $18.09	88,717	-	0.75% to 1.90%	32.77% to 34.10%
2002	8,940	$2.92 to $15.64	77,233	-	0.45% to 1.90%	-29.31% to -28.26%
2001	11,480	$4.14 to $21.80	141,806	-	0.45% to 1.90%	-40.61% to -39.88%
2000	12,172	$6.97 to $36.27	274,462	*	*	*
Janus Aspen Worldwide Growth						
2003	13,736	$5.79 to $22.26	190,923	1.05	0.75% to 1.90%	21.64% to 23.07%
2002	17,171	$4.76 to $18.46	198,280	0.84	0.45% to 1.90%	-26.92% to -25.84%
2001	20,979	$6.51 to $24.89	331,396	0.44	0.45% to 2.25%	-23.92% to -22.98%
2000	21,842	$8.56 to $32.41	483,863	*	*	*
Lord Abbett Growth and Income						
2003	303	$10.10 to $12.27	3,110	1.02	0.75% to 1.50%	29.43% to 30.09%
2002	54	$7.85 to $7.91	422	***	0.75% to 1.25%	-17.45% to -15.55%
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Lord Abbett Mid-Cap Value						
2003	117	$10.19 to $12.20	$ 1,217	0.66 %	0.75% to 1.50%	3.85% to 23.87%
2002	55	$8.38 to $9.87	474	***	0.75% to 1.25%	-13.36% to 1.56%
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***
MFS® Global Governments						
2003	194	$12.97 to $13.13	2,524	5.90	1.25% to 1.40%	8.81% to 9.05%
2002	228	$11.92 to $12.04	2,720	2.91	1.25% to 1.40%	6.89% to 7.05%
2001	156	$11.15 to $11.25	1,742	3.89	0.85% to 1.40%	3.28% to 3.44%
2000	142	$10.80 to $10.87	1,537	*	*	*
MFS® Total Return						
2003	7,849	$11.22 to $18.00	110,405	1.64	0.95% to 1.90%	14.14% to 15.18%
2002	7,407	$9.83 to $15.67	91,725	1.74	0.95% to 1.90%	-6.97% to -6.07%
2001	7,002	$10.57 to $16.73	93,910	5.19	0.50% to 1.90%	-1.67% to -0.70%
2000	4,368	$10.75 to $16.90	63,398	*	*	*
Oppenheimer Aggressive Growth						
2003	3,313	$4.01 to $12.93	29,115	-	0.95% to 1.90%	23.01% to 24.42%
2002	3,447	$3.26 to $10.43	23,930	0.67	0.95% to 1.90%	-29.17% to -28.48%
2001	4,063	$4.60 to $14.62	40,449	15.39	0.50% to 2.25%	-32.58% to -31.92%
2000	3,454	$6.82 to $21.54	57,052	*	*	*
Oppenheimer Global Securities						
2003	1,634	$12.73 to $19.94	29,539	0.55	0.75% to 1.50%	40.97% to 41.96%
2002	1,174	$10.74 to $14.12	15,177	0.57	0.75% to 1.50%	-23.30% to -22.72%
2001	977	$14.01 to $18.36	16,403	12.79	0.75% to 1.50%	-13.36% to -12.70%
2000	881	$16.17 to $21.14	17,260	*	*	*

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Oppenheimer Main Street®						
2003	5,799	$7.70 to $12.76	$ 65,121	0.86 %	0.95% to 2.25%	24.19% to 25.42%
2002	5,617	$6.20 to $10.19	48,801	0.77	0.95% to 2.25%	-20.34% to -19.57%
2001	6,141	$7.78 to $12.71	65,709	0.53	0.50% to 2.25%	-11.87% to -11.02%
2000	5,613	$8.83 to $14.33	67,652	*	*	*
Oppenheimer Strategic Bond						
2003	3,027	$12.23 to $14.43	42,500	6.13	0.75% to 2.25%	15.80% to 17.10%
2002	2,737	$10.76 to $12.38	32,735	7.25	0.75% to 2.25%	5.40% to 6.64%
2001	2,585	$10.21 to $11.67	28,892	6.16	0.50% to 2.25%	2.84% to 4.06%
2000	2,144	$9.93 to $11.27	23,335	*	*	*
Pioneer Equity Income VCT						
2003	26	$9.61 to $11.55	253	2.46	0.75% to 1.50%	21.03% to 21.61%
2002	19	$7.99 to $8.05	153	***	0.75% to 1.25%	-17.35% to -16.32%
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***
Pioneer Fund VCT						
2003	-	$9.21 to $9.32	4	0.58	0.75% to 1.25%	22.79%
2002	-	$7.59	1	***	0.75%	0.06%
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***
Pioneer Mid Cap Value VCT						
2003	62	$11.79 to $13.17	739	0.14	0.75% to 1.50%	35.85% to 36.36%
2002	3	$8.73 to $8.80	30	***	0.75% to 1.25%	-17.31% to -16.24%
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Prudential Jennison						
2003	111	$7.59 to $7.79	$ 859	- %	0.95% to 1.90%	27.14% to 28.34%
2002	71	$5.97 to $6.07	427	-	0.95% to 1.90%	-32.48% to -31.82%
2001	81	$8.84 to $8.90	724	-	0.95% to 1.90%	-3.52% to 9.12%
2000	**	**	**	**	**	**
Prudential SP Jennison International Growth						
2003	416	$7.74 to $7.94	3,269	-	0.95% to 1.90%	36.51% to 37.85%
2002	37	$5.67 to $5.76	214	-	0.95% to 1.90%	-24.30% to -21.53%
2001	8	$ 7.49 to $7.52	59	-	0.95% to 1.90%	-19.54% to 4.42%
2000	**	**	**	**	**	**
UBS Tactical Allocation						
2003	1,393	$7.74 to $8.61	11,708	0.80	0.95% to 1.90%	25.04% to 26.06%
2002	1,454	$6.19 to $6.83	9,725	0.55	0.95% to 1.90%	-24.42% to -23.69%
2001	1,635	$8.20 to $8.94	14,334	7.95	0.50% to 1.90%	-14.22% to -13.38%
2000	1,218	$9.56 to $10.33	12,509	*	*	*

*   Not provided for 2000.

**   As investment Division was not available until 2001, this data is not meaningful and is therefore not presented.

***   As investment Division was not available until 2002, this data is not meaningful and is therefore not presented.

****   As investment Division was not available until 2003, this data is not meaningful and is therefore not presented.

A   The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

B   The Expense Ratio considers only the expenses borne directly by the Account and is equal to the mortality and expense charge, plus the annual administrative charge, as defined in Note 3.   Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

C   Total Return is calculated as the change in unit value for each Contract presented in Note 7.   Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

ING Life Insurance And Annuity Company And Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Index to Consolidated Financial Statements

Report of Independent Auditors

The Board of Directors
ING Life Insurance and Annuity Company

We have audited the accompanying consolidated balance sheets of ING Life Insurance and Annuity Company as of December 31, 2003 and 2002, and the related consolidated income statements, consolidated statements of changes in shareholder's equity, and consolidated statements of cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ING Life Insurance and Annuity Company as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the financial statements, the Company changed its accounting principle for goodwill and other intangible assets effective January 1, 2002.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 22, 2004

ING Life Insurance And Annuity Company And Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Consolidated Income Statements
(Millions)

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
Revenues:			
Premiums	$ 95.8	$ 98.7	$ 114.2
Fee income	384.3	418.2	553.4
Net investment income	919.1	959.5	888.4
Net realized capital gains (losses)	64.5	(101.0)	(21.0)
Total revenue	1,463.7	1,375.4	1,535.0
Benefits, losses and expenses:			
Benefits:			
Interest credited and other benefits			
to policyholders	757.6	746.4	729.6
Underwriting, acquisition, and insurance expenses:			
General expenses	421.2	392.5	559.9
Commissions	122.4	124.0	101.2
Policy acquisition costs deferred	(159.7)	(155.1)	(216.9)
Amortization:			
Deferred policy acquisition costs and value			
of business acquired	106.5	181.5	112.0
Goodwill	-	-	61.9
Total benefits, losses and expenses	1,248.0	1,289.3	1,347.7
Income before income taxes and cumulative effect of			
change in accounting principle	215.7	86.1	187.3
Income tax expense	61.1	18.6	87.4
Income before cumulative effect of change			
in accounting principle	154.6	67.5	99.9
Cumulative effect of change in accounting principle	-	(2,412.1)	-
Net income (loss)	$ 154.6	$ (2,344.6)	$ 99.9

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance And Annuity Company And Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Consolidated Balance Sheets
(Millions, except share data)

| | As of December 31, | |
	2003	2002
Assets:		
Investments:		
Fixed maturities, available for sale, at fair value		
(amortized cost of $16,961.7 at 2003 and $15,041.2 at 2002)	$ 17,574.3	$ 15,767.0
Equity securities at fair value:		
Nonredeemable preferred stock (cost of $34.1 at 2003 and $34.2 at 2002)	34.1	34.2
Investment in affiliated mutual funds (cost of $112.3 at 2003 and $203.9 at 2002)	121.7	201.0
Common stock (cost of $0.1 at 2003 and $0.2 at 2002)	0.1	0.2
Mortgage loans on real estate	754.5	576.6
Policy loans	270.3	296.3
Short-term investments	1.0	6.2
Other investments	52.6	52.2
Securities pledged to creditors (amortized cost of $117.7 at		
2003 and $154.9 at 2002)	120.2	155.0
Total investments	18,928.8	17,088.7
Cash and cash equivalents	57.8	65.4
Short term investments under securities loan agreement	123.9	164.3
Accrued investment income	169.6	170.9
Reinsurance recoverable	2,953.2	2,986.5
Deferred policy acquisition costs	307.9	229.8
Value of business acquired	1,415.4	1,438.4
Property, plant and equipment (net of accumulated depreciation		
of $79.8 at 2003 and $56.0 at 2002)	31.7	49.8
Other assets	129.6	145.8
Assets held in separate accounts	33,014.7	28,071.1
Total assets	$ 57,132.6	$ 50,410.7
Liabilities and Shareholder's Equity		
Policy liabilities and accruals:		
Future policy benefits and claims reserves	$ 3,379.9	$ 3,305.2
Unpaid claims and claim expenses	25.4	30.0
Other policyholders' funds	15,871.3	14,756.0
Total policy liabilities and accruals	19,276.6	18,091.2
Payable under securities loan agreement	123.9	164.3
Current income taxes	85.6	84.5
Deferred income taxes	184.7	163.1
Other liabilities	1,801.2	1,573.7
Liabilities related to separate accounts	33,014.7	28,071.1
Total liabilities	54,486.7	48,147.9
Shareholder's equity:		
Common stock (100,000 shares authorized; 55,000		
shares issued and outstanding, $50.00 per share per value)	2.8	2.8
Additional paid-in capital	4,646.5	4,416.5
Accumulated other comprehensive income	106.8	108.3
Retained deficit	(2,110.2)	(2,264.8)
Total shareholder's equity	2,645.9	2,262.8
Total liabilities and shareholder's equity	$ 57,132.6	$ 50,410.7

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance And Annuity Company And Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Consolidated Statements of Changes in Shareholder's Equity
(Millions)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance at December 31, 2000	$ 2.8	$ 4,303.8	$ 25.4	$ 12.6	$ 4,344.6
Comprehensive income:					
Net income	-	-	-	99.9	99.9
Other comprehensive income net of tax:					
Unrealized gain on securities ($32.5 pretax)	-	-	21.2	-	21.2
Comprehensive income					121.1
Return of capital	-	(11.3)	-	-	(11.3)
Other changes	-	(0.1)	-	-	(0.1)
Balance at December 31, 2001	2.8	4,292.4	46.6	112.5	4,454.3
Comprehensive loss:					
Net loss	-	-	-	(2,344.6)	(2,344.6)
Other comprehensive loss net of tax:					
Unrealized gain on securities ($94.9 pretax)	-	-	61.7	-	61.7
Comprehensive loss					(2,282.9)
Distribution of IA Holdco	-	(27.4)	-	(32.7)	(60.1)
Capital contributions	-	164.3	-	-	164.3
SERP - transfer	-	(15.1)	-	-	(15.1)
Other changes	-	2.3	-	-	2.3
Balance at December 31, 2002	2.8	4,416.5	108.3	(2,264.8)	2,262.8
Comprehensive income:					
Net income	-	-	-	154.6	154.6
Other comprehensive income net of tax:					
Unrealized loss on securities (($2.4) pretax)	-	-	(1.5)	-	(1.5)
Comprehensive income					153.1
Capital contributions	-	230.0	-	-	230.0
Balance at December 31, 2003	$ 2.8	$ 4,646.5	$ 106.8	$ (2,110.2)	$ 2,645.9

The accompanying notes are an integral part of these consolidated financial statements.

C-5

ING Life Insurance And Annuity Company And Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Consolidated Statements of Cash Flows
(Millions)

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
Cash Flows from Operating Activities:			
Net income (loss)	$ 154.6	$ (2,344.6)	$ 99.9
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:			
Net amortization (accretion) of (discounts) premiums on investments	198.9	115.5	(1.2)
Net realized capital (gains) losses	(64.5)	101.0	21.0
Amortization of deferred policy acquisition costs	15.5	12.2	112.0
Amortization of value of business acquired	91.0	146.3	-
Depreciation of property, plant and equipment	23.3	20.9	8.4
(Increase) decrease in accrued investment income	1.3	(10.0)	(13.7)
(Increase) decrease in receivables	33.3	172.7	(95.6)
(Increase) decrease in value of business acquired	-	(6.9)	13.9
Amortization of goodwill	-	-	61.9
Impairment of goodwill	-	2,412.1	-
Policy acquisition costs deferred	(159.7)	(120.7)	(233.3)
Interest credited and other changes in insurance reserve liabilities	705.9	953.7	(118.7)
Change in current income taxes payable and other changes in assets and liabilities	233.1	51.9	(76.4)
Provision for deferred income taxes	22.1	23.6	89.5
Net cash provided by (used for) operating activities	1,254.8	1,527.7	(132.3)
Cash Flows from Investing Activities:			
Proceeds from the sale, maturity, or repayment of:			
Fixed maturities available for sale	29,977.9	26,315.3	15,338.5
Equity securities	130.2	57.2	4.4
Mortgages	16.3	2.0	5.2
Short-term investments	5.2	11,796.7	7,087.3
Acquisition of investments:			
Fixed maturities available for sale	(31,951.6)	(28,105.5)	(16,489.8)
Equity securities	(34.8)	(81.8)	(50.0)
Short-term investments	-	(11,771.3)	(6,991.1)
Mortgages	(194.2)	(343.7)	(242.0)
Increase in policy loans	26.0	32.7	10.3
Purchase of property and equipment	(5.2)	(5.8)	7.4
Change in other investments	(13.3)	(47.8)	(4.7)
Net cash used for investing activities	(2,043.5)	(2,152.0)	(1,324.5)
Cash Flows from Financing Activities:			
Deposits and interest credited for investment contracts	2,040.5	1,332.5	1,941.5
Maturities and withdrawals from insurance contracts	(1,745.5)	(741.4)	(1,082.7)
Transfers to/from separate accounts	256.1	16.6	(105.0)
Capital contributions	230.0	-	-
Return of capital	-	-	(11.3)
Net cash provided by financing activities	781.1	607.7	742.5
Net decrease in cash and cash equivalents	(7.6)	(16.6)	(714.3)
Cash and cash equivalents, beginning of period	65.4	82.0	796.3
Cash and cash equivalents, end of period	$ 57.8	$ 65.4	$ 82.0
Supplemental cash flow information:			
Income taxes (received) paid, net	$ 29.8	$ 6.7	$ (12.3)

The accompanying notes are an integral part of these consolidated financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements

1.   **Significant Accounting Policies**

Principles of Consolidation

ING Life Insurance and Annuity Company ("ILIAC"), and its wholly-owned subsidiaries (collectively, the "Company") are providers of financial products and services in the United States. These consolidated financial statements include ILIAC and its wholly-owned subsidiaries, ING Insurance Company of America ("IICA"), ING Financial Advisers, LLC ("IFA") and, through February 28, 2002, ING Investment Adviser Holding, Inc. ("IA Holdco"). Until March 30, 2003, ILIAC was a wholly-owned subsidiary of ING Retirement Holdings, Inc. ("HOLDCO"), which was a wholly-owned subsidiary of ING Retirement Services, Inc. ("IRSI"). Until March 30, 2003, IRSI was a wholly-owned subsidiary of Lion Connecticut Holding, Inc. ("Lion"), which in turn was ultimately owned by ING Groep N.V. ("ING"), a financial services company based in The Netherlands. On March 30, 2003, a series of mergers occurred in the following order: IRSI merged into Lion, HOLDCO merged into Lion and IA Holdco merged into Lion. As a result, ILIAC is now a direct wholly-owned subsidiary of Lion.

HOLDCO contributed IFA to the Company on June 30, 2000 and contributed IA Holdco to the Company on July 1, 1999. On February 28, 2002, ILIAC distributed 100% of the stock of IA Holdco to HOLDCO in the form of a $60.1 million dividend distribution. The primary operating subsidiary of IA Holdco is Aeltus Investment Management, Inc. ("Aeltus"). Accordingly, fees earned by Aeltus were not included in Company results subsequent to the dividend date. As a result of this transaction, the Investment Management Services is no longer reflected as an operating segment of the Company.

On December 13, 2000, ING America Insurance Holdings, Inc. ("ING AIH"), an indirect wholly-owned subsidiary of ING, acquired Aetna Inc., comprised of the Aetna Financial Services business, of which the Company is a part, and Aetna International businesses, for approximately $7,700.0 million. The purchase price was comprised of approximately $5,000.0 million in cash and the assumption of $2,700.0 million of outstanding debt and other net liabilities. In connection with the acquisition, Aetna Inc. was renamed Lion.

In the fourth quarter of 2001, ING announced its decision to pursue a move to a fully integrated U.S. structure that would separate manufacturing from distribution in its retail and worksite operations to support a more customer-focused business strategy. As a result of the integration, the Company's Worksite Products and Individual Products operating segments were realigned into one reporting segment, U.S. Financial Services ("USFS").

USFS offers qualified and nonqualified annuity contracts that include a variety of funding and payout options for individuals and employer sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403 and 457, as well as nonqualified deferred compensation plans.

Annuity contracts may be deferred or immediate (payout annuities). These products also include programs offered to qualified plans and nonqualified deferred compensation plans that package administrative and record-keeping services along with a variety of investment options, including affiliated and nonaffiliated mutual funds and variable and fixed investment options. In addition, USFS offers wrapper agreements entered into with retirement plans which contain certain benefit responsive guarantees (i.e. liquidity guarantees of principal and previously accrued interest for benefits paid under the terms of the plan) with respect to portfolios of plan-owned assets not invested with the Company. USFS also offers investment advisory services and pension plan administrative services.

Investment Management Services, through February 28, 2002, provided: investment advisory services to affiliated and unaffiliated institutional and retail clients on a fee-for-service basis; underwriting services to the ING Series Fund, Inc. (formerly known as the Aetna Series Fund, Inc.), and the ING Variable Portfolios, Inc. (formerly known as the Aetna Variable Portfolios, Inc.); distribution services for other company products; and trustee, administrative, and other fiduciary services to retirement plans requiring or otherwise utilizing a trustee or custodian.

Description of Business

The Company offers qualified and nonqualified annuity contracts that include a variety of funding and payout options for employer-sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403, 408 and 457, as well as nonqualified deferred compensation plans. The Company's products are offered primarily to individuals, pension plans, small businesses and employer-sponsored groups in the health care, government, educations (collectively "not-for-profit" organizations) and corporate markets. The Company's products generally are sold through pension professionals, independent agents and brokers, third party administrators, banks, dedicated career agents and financial planners.

Recently Adopted Accounting Standards

Accounting for Goodwill and Intangible Assets

During 2002, the Company adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("FAS No. 142"). The adoption of this standard resulted in an impairment loss of $2,412.1 million. The Company, in accordance with FAS No. 142, recorded the impairment loss retroactive to the first quarter of 2002; prior quarters of 2002 were restated accordingly. This impairment loss represented the entire carrying amount of goodwill, net of accumulated amortization. This impairment charge was shown as a change in accounting principle on the December 31, 2002 Consolidated Income Statement.

Application of the nonamortization provision (net of tax) of the standard resulted in an increase in net income of $61.9 million for the twelve months ended December 31, 2001. Had the Company been accounting for goodwill under FAS No. 142 for all periods presented, the Company's net income would have been as follows:

	Year ended December 31, 2001
(Millions)	
Reported net income after tax	$ 99.9
Add back goodwill amortization, net of tax	61.9
Adjusted net income after tax	$ 161.8

Accounting for Derivative Instruments and Hedging Activities

In June 1998, the FASB issued FAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended and interpreted by FAS No. 137, *Accounting for Derivative Instruments and Hedging Activities* – Deferral of the Effective Date of FASB Statement 133, FAS No.138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities* – an Amendment of FAS No. 133, and certain FAS No. 133 implementation issues. This standard, as amended, requires companies to record all derivatives on the balance sheet as either assets or liabilities and measure those instruments at fair value. The manner in which companies are to record gains or losses resulting from changes in the fair values of those derivatives depends on the use of the derivative and whether it qualifies for hedge accounting. FAS No. 133 was effective for the Company's financial statements beginning January 1, 2001.

Adoption of FAS No.133 did not have a material effect on the Company's financial position or results of operations given the Company's limited derivative holdings and embedded derivative holdings.

The Company utilizes, interest rate swaps, caps and floors, foreign exchange swaps and warrants in order to manage interest rate and price risk (collectively, market risk). These financial exposures are monitored and managed by the Company as an integral part of the overall risk management program. Derivatives are recognized on the balance sheet at their fair value. The Company chose not to designate its derivative instruments as part of hedge transactions. Therefore, changes in the fair value of the Company's derivative instruments are recorded immediately in the consolidated statements of income as part of realized capital gains and losses.

Warrants are carried at fair value and are recorded as either derivative instruments or FAS No. 115 available for sale securities. Warrants that are considered derivatives are carried at fair value if they are readily convertible to cash. The values of these warrants can fluctuate given that the companies that underlie the warrants are non-public companies. At December 31, 2003 and 2002, the estimated value of these warrants, including the value of their effectiveness, in managing market risk, was immaterial. These warrants will be revalued each quarter and the change in the value of the warrants will be included in the consolidated statements of income.

The Company, at times, may own warrants on common stock which are not readily convertible to cash as they contain certain conditions which preclude their convertibility and therefore, will not be included in assets or liabilities as derivatives. If conditions are satisfied and the underlying stocks become marketable, the warrants would be reclassified as derivatives and recorded at fair value as an adjustment through current period results of operations.

The Company occasionally purchases a financial instrument that contains a derivative that is "embedded" in the instrument. In addition, the Company's insurance products are reviewed to determine whether they contain an embedded derivative. The Company assesses whether the economic characteristics of the embedded derivative are clearly and closely related to the economic characteristics of the remaining component of the financial instrument or insurance product (i.e., the host contract) and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. When it is determined that the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and that a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is separated from the host contract and carried at fair value. However, in cases where the host contract is measured at fair value, with changes in fair value reported in current period earnings or the Company is unable to reliably identify and measure the embedded derivative for separation from its host contracts, the entire contract is carried on the balance sheet at fair value and is not designated as a hedging instrument.

The Derivative Implementation Group ("DIG") responsible for issuing guidance on behalf of the FASB for implementation of FAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* recently issued Statement Implementation Issue No. B36, *Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Credit Worthiness of the Obligor under Those Instruments* ("DIG B36"). Under this interpretation, modified coinsurance and coinsurance with funds withheld reinsurance agreements as well as other types of receivables and payables where interest is determined by reference to a pool of fixed maturity assets or total return debt index may be determined to contain embedded derivatives that are required to be bifurcated. The required date of adoption of DIG B36 for the Company was October 1, 2003. The Company completed its evaluation of DIG B36 and determined that the Company had modified coinsurance treaties that require implementation of the guidance. The applicable contracts, however, were determined to generate embedded derivatives with a fair value of zero. Therefore, the guidance, while implemented, did not impact the Company's financial position, results of operations or cash flows.

Guarantees

In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, to clarify accounting and disclosure requirements relating to a guarantor's issuance of certain types of guarantees. FIN 45 requires entities to disclose additional information of certain guarantees, or groups of similar guarantees, even if the likelihood of the guarantor's having to make any payments under the guarantee is remote. The disclosure provisions are effective for financial statements for fiscal years ended after December 15, 2003. For certain guarantees, the interpretation also requires that guarantors recognize a liability equal to the fair value of the guarantee upon its issuance. This initial recognition and measurement provision is to be applied only on a prospective basis to guarantees issued or modified after December 31, 2003. The Company has performed an assessment of its guarantees and believes that all of its guarantees are excluded from the scope of this interpretation.

Variable Interest Entities

In January 2003, the FASB issued FASB Interpretation 46, *Consolidation of Variable Interest Entities, an Interpretation of ARB No.51* ("FIN 46"). In December 2003, the FASB modified FIN 46 to make certain technical revisions and address certain implementation issues that had arisen. FIN 46 provides a new framework for identifying variable interest entities ("VIE") and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements.

In general, a VIE is a corporation, partnership, limited- liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

FIN 46 requires a VIE to be consolidated if a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no party absorbs a majority of the VIE's losses), or both. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. FIN 46 also requires disclosures about VIEs that the variable interest holder is required to consolidate and additions for those VIEs it is not required to consolidate but in which it has a significant variable interest.

At December 31, 2003, the Company held the following investments that, for purposes of FIN 46, were evaluated and determined to not require consolidation in the Company's financial statements:

Asset Type	Purpose	Book Value (1)	Market Value
Private Corporate Securities - synthetic leases; project financings; credit tenant leases	Investment Holdings	$ 1,600.1	$ 1,697.6
Foreign Securities - US VIE subsidiaries of foreign companies	Investment Holdings	583.1	615.2
Commercial Mortgage Obligations (CMO)	Investment Holdings	6,038.8	6,109.4
Collateralized Debt Obligations (CDO)	Investment Holdings and/or Collateral Manager	20.9	12.3
Asset-Backed Securities (ABS)	Investment Holdings	949.6	975.8
Commercial Mortgage Backed Securities (CMBS)	Investment Holdings	1,278.5	1,380.2

[1] Represents maximum exposure to loss except for those structures for which the Company also receives asset management fees.

New Accounting Pronouncements

In July 2003, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 03-1, *Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts*, which the Company intends to adopt on January 1, 2004. The impact on the financial statements is not known at this time.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Reclassifications

Certain reclassifications have been made to prior year financial information to conform to the current year classifications.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, money market instruments and other debt issues with a maturity of 90 days or less when purchased.

Investments

All of the Company's fixed maturity and equity securities are currently designated as available-for-sale. Available-for-sale securities are reported at fair value and unrealized gains and losses on these securities are included directly in shareholder's equity, after adjustment for related charges in deferred policy acquisition costs, value of business acquired, and deferred income taxes.

The Company analyzes the general account investments to determine whether there has been an other than temporary decline in fair value below the amortized cost basis in accordance with FAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. Management considers the length of time and the extent to which the fair value has been less than amortized cost; the financial condition and near-term prospects of the issuer; future economic conditions and market forecasts; and the Company's intent and ability to retain the investment in the issuer for a period of time sufficient to allow for recovery in fair value. If it is probable that all amounts due according to the contractual terms of a debt security will not be collected, an other than temporary impairment is considered to have occurred.

In addition, the Company invests in structured securities that meet the criteria of Emerging Issues Task Force ("EITF") Issue No. 99-20 *Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets*. Under Issue No. EITF 99-20, a determination of the required impairment is based on credit risk and the possibility of significant prepayment risk that restricts the Company's ability to recover the investment. An impairment is recognized if the fair value of the security is less than amortized cost and there has been an adverse change in cash flow since the last remeasurement date.

When a decline in fair value is determined to be other than temporary, the individual security is written down to fair value and the loss is accounted for as a realized loss.

Included in available-for-sale securities are investments that support experience-rated products. Experience-rated products are products where the customer, not the Company, assumes investment (including realized capital gains and losses) and other risks, subject to, among other things, minimum guarantees. Realized gains and losses on the sale of, as well as unrealized capital gains and losses on, investments supporting these products are included in other policyholders' funds on the Consolidated Balance Sheets. Realized capital gains and losses on all other investments are reflected in the Company's results of operations. Unrealized capital gains and losses on all other investments are reflected in shareholder's equity, net of related income taxes.

Purchases and sales of fixed maturities and equity securities (excluding private placements) are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date.

Fair values for fixed maturities are obtained from independent pricing services or broker/dealer quotations. Fair values for privately placed bonds are determined using a matrix-based model. The matrix-based model considers the level of risk-free interest rates, current corporate spreads, the credit quality of the issuer and cash flow characteristics of the security. The fair values for equity securities are based on quoted market prices. For equity securities not actively traded, estimated fair values are based upon values of issues of comparable yield and quality or conversion value where applicable.

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned domestic securities. The collateral is deposited by the borrower with a lending agent, and retained and invested by the lending agent according to the Company's guidelines to generate additional income. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates.

In September 2000, the FASB issued FAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*. In accordance with this new standard, general account securities on loan are reflected on the Consolidated Balance Sheet as "Securities pledged to creditors". Total securities pledged to creditors at December 31, 2003 and 2002 consisted entirely of fixed maturities.

The investment in affiliated mutual funds represents an investment in mutual funds managed by the Company and its affiliates, and is carried at fair value.

Mortgage loans on real estate are reported at amortized cost less impairment writedowns. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or to the loan's observable market price, or the fair value of the underlying collateral. The carrying value of the impaired loans is reduced by establishing a permanent writedown charged to realized loss.

Policy loans are carried at unpaid principal balances, net of impairment reserves.

Short-term investments, consisting primarily of money market instruments and other fixed maturities issues purchased with an original maturity of 91 days to one year, are considered available for sale and are carried at fair value, which approximates amortized cost.

Reverse dollar repurchase agreement and reverse repurchase agreement transactions are accounted for as collateralized borrowings, where the amount borrowed is equal to the sales price of the underlying securities. These transactions are reported in "Other Liabilities."

The Company's use of derivatives is limited to economic hedging purposes. The Company enters into interest rate and currency contracts, including swaps, caps, and floors to reduce and manage risks associated with changes in value, yield, price, cash flow or exchange rates of assets or liabilities held or intended to be held. Changes in the fair value of open derivative contracts are recorded in net realized capital gains and losses.

On occasion, the Company sells call options written on underlying securities that are carried at fair value. Changes in the fair value of these options are recorded in net realized capital gains or losses.

Deferred Policy Acquisition Costs and Value of Business Acquired

Deferred Policy Acquisition Costs ("DAC") is an asset, which represents certain costs of acquiring certain insurance business, which are deferred and amortized. These costs, all of which vary with and are primarily related to the production of new and renewal business, consist principally of commissions, certain underwriting and contract issuance expenses, and certain agency expenses. Value of Business Acquired ("VOBA") is an asset, which represents the present value of estimated net cash flows embedded in the Company's contracts, which existed at the time the Company was acquired by ING. DAC and VOBA are evaluated for recoverability at each balance sheet date and these assets would be reduced to the extent that gross profits are inadequate to recover the asset.

The amortization methodology varies by product type based upon two accounting standards: FAS No. 60, *Accounting and Reporting by Insurance Enterprises* ("FAS No. 60") and FAS No. 97, *Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and Realized Gains and Losses from the Sale of Investments* ("FAS No. 97").

Under FAS No. 60, acquisition costs for traditional life insurance products, which primarily include whole life and term life insurance contracts, are amortized over the premium payment period in proportion to the premium revenue recognition.

Under FAS No. 97, acquisition costs for universal life and investment-type products, which include universal life policies and fixed and variable deferred annuities, are amortized over the life of the blocks of policies (usually 25 years) in relation to the emergence of estimated gross profits from surrender charges, investment margins, mortality and expense fees, asset-based fee income, and actual realized gains (losses) on investments. Amortization is adjusted retrospectively when estimates of current or future gross profits to be realized from a group of products are revised.

DAC and VOBA are written off to the extent that it is determined that future policy premiums and investment income or gross profits are not adequate to cover related expenses.

ING LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements

Activity for the year-ended December 31, 2003, 2002 and 2001 within VOBA was as follows:

(Millions)		
Balance at December 31, 2000	$	1,780.9
Adjustment of allocation purchase price		(165.3)
Additions		90.0
Interest accrued at 7%		110.0
Amortization		(213.8)
Balance at December 31, 2001		1,601.8
Adjustment for unrealized loss		(21.9)
Additions		25.0
Interest accrued at 7%		86.8
Amortization		(253.3)
Balance at December 31, 2002		1,438.4
Adjustment for unrealized gain		6.2
Additions		59.1
Interest accrued at 7%		92.2
Amortization		(180.5)
Balance at December 31, 2003	$	1,415.4

The estimated amount of VOBA to be amortized, net of interest, over the next five years is $112.3 million, $106.4 million, $99.9 million, $94.7 million and $90.7 million for the years 2004, 2005, 2006, 2007 and 2008, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

As part of the regular analysis of DAC/VOBA, at the end of third quarter of 2002, the Company unlocked its long-term rate of return assumptions. The Company reset long-term assumptions for the separate account returns to 9.0% (gross before fund management fees and mortality and expense and other policy charges), as of December 31, 2002, reflecting a blended return of equity and other sub-accounts. The initial unlocking adjustment in 2002 was primarily driven by the sustained downturn in the equity markets and revised expectations for future returns. During 2002, the Company recorded an acceleration of DAC/VOBA amortization totaling $45.6 million before tax, or $29.7 million, net of $15.9 million of federal income tax benefit.

The Company has remained unlocked during 2003, and reset long-term assumptions for the separate account returns from 9.0% to 8.5% (gross before fund management fees and mortality and expense and other policy charges), as of December 31, 2003, maintaining a blended return of equity and other sub-accounts. The 2003 unlocking adjustment from the previous year was primarily driven by improved market performance. For the year ended December 31, 2003, the Company recorded a deceleration of DAC/VOBA amortization totaling $3.7 million before tax, or $2.4 million, net of $1.3 million of federal income tax expense.

Policy Liabilities and Accruals

Future policy benefits and claims reserves include reserves for universal life, immediate annuities with life contingent payouts and traditional life insurance contracts. Reserves for universal life products are equal to cumulative deposits less withdrawals and charges plus credited interest thereon. Reserves for traditional life insurance contracts represent the present value of future benefits to be paid to or on behalf of policyholders and related expenses less the present value of future net premiums.

Reserves for immediate annuities with life contingent payout contracts are computed on the basis of assumed investment yield, mortality, and expenses, including a margin for adverse deviations. Such assumptions generally vary by plan, year of issue and policy duration. Reserve interest rates range from 2.0% to 9.5% for all years presented. Investment yield is based on the Company's experience. Mortality and withdrawal rate assumptions are based on relevant Company experience and are periodically reviewed against both industry standards and experience.

Because the sale of the domestic individual life insurance business was substantially in the form of an indemnity reinsurance agreement, the Company reported an addition to its reinsurance recoverable approximating the Company's total individual life reserves at the sale date (see Note 11).

Other policyholders' funds include reserves for deferred annuity investment contracts and immediate annuities without life contingent payouts. Reserves on such contracts are equal to cumulative deposits less charges and withdrawals plus credited interest thereon (rates range from 3.0% to 10.1% for all years presented) net of adjustments for investment experience that the Company is entitled to reflect in future credited interest. These reserves also include unrealized gains/losses related to FAS No. 115 for experience-rated contracts. Reserves on contracts subject to experience rating reflect the rights of contractholders, plan participants and the Company.

Unpaid claims and claim expenses for all lines of insurance include benefits for reported losses and estimates of benefits for losses incurred but not reported.

Revenue Recognition

For certain annuity contracts, fee income for the cost of insurance, expenses, and other fees assessed against policyholders are recorded as revenue in the fee income line on the Consolidated Income Statements. Other amounts received for these contracts are reflected as deposits and are not recorded as revenue but are included in the other policyholders' funds line on the Consolidated Balance Sheets. Related policy benefits are recorded in relation to the associated premiums or gross profit so that profits are recognized over the expected lives of the contracts. When annuity payments with life contingencies begin under contracts that were initially investment contracts, the accumulated balance in the account is treated as a single premium for the purchase of an annuity and reflected as an offsetting amount in both premiums and current and future benefits in the Consolidated Income Statements.

Separate Accounts

Separate Account assets and liabilities generally represent funds maintained to meet specific investment objectives of contractholders who bear the investment risk, subject, in some cases, to minimum guaranteed rates. Investment income and investment gains and losses generally accrue directly to such contractholders. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company.

Separate Account assets supporting variable options under universal life and annuity contracts are invested, as designated by the policyholder or participant under a contract (who bears the investment risk subject, in limited cases, to minimum guaranteed rates) in shares of mutual funds which are managed by the Company, or other selected mutual funds not managed by the Company.

Separate Account assets are carried at fair value. At December 31, 2003 and 2002, unrealized gains of $36.2 million and of $29.7 million, respectively, after taxes, on assets supporting a guaranteed interest option are reflected in shareholder's equity.

Separate Account liabilities are carried at fair value, except for those relating to the guaranteed interest option. Reserves relating to the guaranteed interest option are maintained at fund value and reflect interest credited at rates ranging from 2.4% to 7.3% in 2003 and 3.0% to 10.0% in 2002.

Separate Account assets and liabilities are shown as separate captions in the Consolidated Balance Sheets. Deposits, investment income and net realized and unrealized capital gains and losses of the Separate Accounts are not reflected in the Consolidated Financial Statements (with the exception of realized and unrealized capital gains and losses on the assets supporting the guaranteed interest option). The Consolidated Statements of Cash Flows do not reflect investment activity of the Separate Accounts.

Reinsurance

The Company utilizes indemnity reinsurance agreements to reduce its exposure to large losses in all aspects of its insurance business. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured. The Company evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers. Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the Company's Balance Sheets. Of the reinsurance recoverable on the Balance Sheets, $3.0 billion at both December 31, 2003 and 2002 is related to the reinsurance recoverable from Lincoln National Corporation ("Lincoln") arising from the sale of the Company's domestic life insurance business.

Income Taxes

The Company is taxed at regular corporate rates after adjusting income reported for financial statement purposes for certain items. Deferred income tax expenses/benefits result from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities.

Deferred corporate tax is stated at the face value and is calculated for temporary valuation differences between carrying amounts of assets and liabilities in the balance sheet and tax bases based on tax rates that are expected to apply in the period when the assets are realized or the liabilities are settled.

Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which the deductible temporary differences can be utilized. A deferred tax asset is recognized for the carryforward of unused tax losses to the extent that it is probable that future taxable profits will be available for compensation.

ING LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements

2.   Investments

Fixed maturities available for sale as of December 31 were as follows:

2003 (Millions)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government and government				
agencies and authorities	$ 350.0	$ 1.7	$ 0.3	$ 351.4
States, municipalities and political				
subdivisions	2.1	0.1	-	2.2
U.S. corporate securities:				
Public utilities	970.7	48.9	11.4	1,008.2
Other corporate securities	6,846.6	432.9	32.4	7,247.1
Total U.S. corporate securities	7,817.3	481.8	43.8	8,255.3
Foreign securities:				
Government	605.2	33.7	2.8	636.1
Other	1,364.7	74.5	11.0	1,428.2
Total foreign securities	1,969.9	108.2	13.8	2,064.3
Mortgage-backed securities	5,903.7	91.8	35.1	5,960.4
Other assets-backed securities	1,036.4	34.0	9.5	1,060.9
Total fixed maturities, including				
fixed maturities pledged to creditors	17,079.4	717.6	102.5	17,694.5
Less: fixed maturities pledged to creditors	117.7	2.7	0.2	120.2
Fixed maturities	$ 16,961.7	$ 714.9	$ 102.3	$ 17,574.3

ING LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements

2002	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value	
(Millions)								
U.S. government and government								
agencies and authorities	$	74.2	$	2.9	$	-	$	77.1
States, municipalities and political								
subdivisions		0.4		-		-		0.4
U.S. corporate securities:								
Public utilities		623.9		28.1		6.4		645.6
Other corporate securities		6,845.8		482.4		30.8		7,297.4
Total U.S. corporate securities		7,469.7		510.5		37.2		7,943.0
Foreign securities:								
Government		350.4		20.7		6.5		364.6
Other		1,044.8		69.5		3.6		1,110.8
Total foreign securities		1,395.2		90.2		10.1		1,475.8
Mortgage-backed securities		5,374.2		167.1		34.0		5,507.3
Other assets-backed securities		882.4		47.0		10.5		918.9
Total fixed maturities, including								
fixed maturities pledged to creditors		15,196.1		817.7		91.8		15,922.0
Less: fixed maturities pledged to creditors		154.9		0.1		-		155.0
Fixed maturities	$	15,041.2	$	817.6	$	91.8	$	15,767.0

At December 31, 2003 and 2002, net unrealized appreciation of $615.1 million and $725.9 million, respectively, on available-for-sale fixed maturities including fixed maturities pledged to creditors included $491.5 million and $563.1 million, respectively, related to experience-rated contracts, which were not reflected in shareholder's equity but in other policyholders' funds.

The aggregate unrealized losses and related fair values of investments with unrealized losses as of December 31, 2003, are shown below by duration:

	Unrealized Loss		Fair Value	
(Millions)				
Duration category:				
Less than six months below cost	$	27.1	$	2,774.3
More than six months and less than twelve months below cost		65.5		1,772.1
More than twelve months below cost		9.9		82.5
Fixed maturities, including fixed maturities pledged to creditors	$	102.5	$	4,628.9

Of the losses more than 6 months and less than 12 months in duration of $65.5 million, there were $20.4 million in unrealized losses that are primarily related to interest rate movement or spread widening for other than credit-related reasons. Business and operating fundamentals are performing as expected. The remaining losses of $45.1 million as of December 31, 2003 included the following items:

- $21.5 million of unrealized losses related to securities reviewed for impairment under the guidance proscribed by EITF 99-20. This category includes U.S. government-backed securities, principal protected securities and structured securities which did not have an adverse change in cash flows for which the carrying amount was $594.2 million.

- $15.0 million of unrealized losses relating to the energy/utility industry, for which the carrying amount was $202.8 million. During 2003, the energy sector recovered due to a gradually improving economic picture and the lack of any material accounting irregularities similar to those experienced in the prior two years. The Company's year-end analysis indicates that we can expect the debt to be serviced in accordance with the contractual terms.

- $5.3 million of unrealized losses relating to non-domestic issues, with no unrealized loss exposure per country in excess of $3.0 million for which the carrying amount was $111.4 million. The Company's credit exposures are well diversified in these markets including banking and beverage companies.

- $3.2 million of unrealized losses relating to the telecommunications/cable/media industry, for which the carrying amount was $83.5 million. During 2003, the sector recovered somewhat due to a gradually improving economy and reduced investor concern with management decisions even though it remains challenged by over capacity. The Company's exposure is primarily focused in the largest and most financially secure companies in the sector.

An analysis of the losses more than 12 months in duration of $9.9 million follows. There were $0.6 million in unrealized losses that are primarily related to interest rate movement or spread widening for other than credit-related reasons. Business and operating fundamentals are performing as expected. The remaining losses of $9.3 million as of December 31, 2003 included the following significant items:

- $8.7 million of unrealized losses related to securities reviewed for impairment under the guidance proscribed by EITF 99-20. This category includes U.S. government-backed securities, principal protected securities and structured securities which did not have an adverse change in cash flows for which the carrying amount was $47.2 million.

- The remaining unrealized losses totaling $0.6 million relate to a carrying amount of $9.0 million.

The amortized cost and fair value of total fixed maturities for the year ended December 31, 2003 are shown below by contractual maturity. Actual maturities may differ from contractual maturities because securities may be restructured, called, or prepaid.

(Millions)	Amortized Cost		Fair Value	
Due to mature:				
One year or less	$	370.7	$	379.9
After one year through five years		3,073.7		3,204.9
After five years through ten years		3,385.5		3,533.7
After ten years		2,031.0		2,174.6
Mortgage-backed securities		7,225.1		7,389.9
Other asset-backed securities		993.4		1,011.5
Less: fixed maturities securities pledged to creditors		117.7		120.2
Fixed maturities	$	16,961.7	$	17,574.3

At December 31, 2003 and 2002, fixed maturities with carrying values of $11.2 million and $10.5 million, respectively, were on deposit as required by regulatory authorities.

The Company did not have any investments in a single issuer, other than obligations of the U.S. government, with a carrying value in excess of 10% of the Company's shareholder's equity at December 31, 2003 or 2002.

The Company has various categories of CMOs that are subject to different degrees of risk from changes in interest rates and, for CMOs that are not agency-backed, defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to dramatic decreases and increases in interest rates resulting in the repayment of principal from the underlying mortgages either earlier or later than originally anticipated. At December 31, 2003 and 2002, approximately 2.8% and 5.5%, respectively, of the Company's CMO holdings were invested in types of CMOs which are subject to more prepayment and extension risk than traditional CMOs (such as interest-only or principal-only strips).

ING LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements

Investments in equity securities as of December 31 were as follows:

(Millions)	2003	2002
Amortized cost	$ 146.5	$ 238.3
Gross unrealized gains	9.4	-
Gross unrealized losses	-	2.9
Fair value	$ 155.9	$ 235.4

Beginning in April 2001, the Company entered into reverse dollar repurchase agreement ("dollar rolls") and reverse repurchase agreement transactions to increase its return on investments and improve liquidity. These transactions involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. The dollar rolls and reverse repurchase agreements are accounted for as short-term collateralized financings and the repurchase obligation is reported as borrowed money in "Other Liabilities" on the Consolidated Balance Sheets. The repurchase obligation totaled $1.5 billion and $1.3 billion at December 31, 2003 and 2002, respectively. The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, an amount that was not material at December 31, 2003. The Company believes the counterparties to the dollar roll and reverse repurchase agreements are financially responsible and that the counterparty risk is immaterial.

Impairments

During 2003, the Company determined that eighty-seven fixed maturities had other than temporary impairments. As a result, at December 31, 2003, the Company recognized a pre-tax loss of $94.4 million to reduce the carrying value of the fixed maturities to their combined fair value of $123.1 million. During 2002, the Company determined that fifty-six fixed maturities had other than temporary impairments. As a result, at December 31, 2002, the Company recognized a pre-tax loss of $106.4 million to reduce the carrying value of the fixed maturities to their combined fair value of $124.7 million. During 2001, the Company determined that fourteen fixed maturities had other than temporary impairments. As a result, at December 31, 2001, the Company recognized a pre-tax loss of $51.8 million to reduce the carrying value of the fixed maturities to their fair value of $10.5 million.

3.   Financial Instruments

Estimated Fair Value

The following disclosures are made in accordance with the requirements of FAS No. 107, *Disclosures about Fair Value of Financial Instruments.* FAS No. 107 requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques.   Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

FAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments:

Fixed maturities: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices. The fair values for marketable bonds without an active market are obtained through several commercial pricing services which provide the estimated fair values. Fair values of privately placed bonds are determined using a matrix-based pricing model. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer and cash flow characteristics of the security. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond. Fair values for privately placed bonds are determined through consideration of factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees and the Company's evaluation of the borrower's ability to compete in their relevant market.

Equity securities: Fair values of these securities are based upon quoted market value.

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

Cash and cash equivalents, short-term investments and policy loans: The carrying amounts for these assets approximate the assets' fair values.

Other financial instruments reported as assets: The carrying amounts for these financial instruments (primarily premiums and other accounts receivable and accrued investment income) approximate those assets' fair values.

Investment contract liabilities (included in other policyholders' funds):

With a fixed maturity: Fair value is estimated by discounting cash flows at interest rates currently being offered by, or available to, the Company for similar contracts.

Without a fixed maturity: Fair value is estimated as the amount payable to the policyholder upon demand. However, the Company has the right under such contracts to delay payment of withdrawals which may ultimately result in paying an amount different than that determined to be payable on demand.

The carrying values and estimated fair values of certain of the Company's financial instruments at December 31, 2003 and 2002 were as follows:

	2003		2002	
	Carrying Value	Fair Value	Carrying Value	Fair Value
(Millions)				
Assets:				
Fixed maturity securities	$ 17,574.3	$ 17,574.3	$ 15,767.0	$ 15,767.0
Equity securities	155.9	155.9	235.4	235.4
Mortgage loans	754.5	798.5	576.6	632.6
Policy loans	270.3	270.3	296.3	296.3
Short term investments	1.0	1.0	6.2	6.2
Cash and cash equivalents	57.8	57.8	65.4	65.4
Liabilities:				
Investment contract liabilities:				
With a fixed maturity	1,056.4	1,067.8	1,129.8	1,122.8
Without a fixed maturity	12,152.5	12,116.4	10,783.6	10,733.8

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the Company's management of interest rate, price and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

ING LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements

Derivative Financial Instruments

Interest Rate Floors

Interest rate floors are used to manage the interest rate risk in the Company's bond portfolio. Interest rate floors are purchased contracts that provide the Company with an annuity in a declining interest rate environment. The Company had no open interest rate floors at December 31, 2003 or 2002.

Interest Rate Caps

Interest rate caps are used to manage the interest rate risk in the Company's bond portfolio. Interest rate caps are purchased contracts that provide the Company with an annuity in an increasing interest rate environment. The notional amount, carrying value and estimated fair value of the Company's open interest rate caps as of December 31, 2003 were $739.6 million, $8.2 million and $8.2 million, respectively. The notional amount, carrying value and estimated fair value of the Company's open interest rate caps as of December 31, 2002 were $256.4 million, $0.7 million and $0.7 million, respectively.

Interest Rate Swaps

Interest rate swaps are used to manage the interest rate risk in the Company's bond portfolio and well as the Company's liabilities. Interest rate swaps represent contracts that require the exchange of cash flows at regular interim periods, typically monthly or quarterly. The notional amount, carrying value and estimated fair value of the Company's open interest rate swaps as of December 31, 2003 were $950.0 million, $(14.4) million and $(14.4) million, respectively. The notional amount, carrying value and estimated fair value of the Company's open interest rate swaps as of December 31, 2002 were $400.0 million, $(6.8) million and $(6.8) million, respectively.

Foreign Exchange Swaps

Foreign exchange swaps are used to reduce the risk of a change in the value, yield or cash flow with respect to invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows for US dollar cash flows at regular interim periods, typically quarterly or semi-annually. The notional amount, carrying value and estimated fair value of the Company's open foreign exchange rate swaps as of December 31, 2003 were $78.1 million, $(12.8) million and $(12.8) million, respectively. The notional amount, carrying value and estimated fair value of the Company's open foreign exchange rate swaps as of December 31, 2002 were $49.4 million, $(0.5) million and $(0.5) million, respectively.

Embedded Derivatives

The Company also had investments in certain fixed maturity instruments that contain embedded derivatives, including those whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short- or long-term), exchange rates, prepayment rates, equity markets or credit ratings/spreads. The estimated fair value of the embedded derivatives within such securities as of December 31, 2003 and 2002 was $(3.7) million and $(1.4) million, respectively.

4. Net Investment Income

Sources of net investment income were as follows:

(Millions)	Year ended December 31, 2003		Year ended December 31, 2002		Year ended December 31, 2001	
Fixed maturities	$	946.2	$	964.1	$	887.2
Nonredeemable preferred stock		9.9		3.9		1.5
Investment in affiliated mutual funds		-		-		7.2
Mortgage loans		42.7		23.3		5.9
Policy loans		9.0		8.7		8.9
Cash equivalents		1.7		1.7		18.2
Other		(1.0)		23.4		15.9
Gross investment income		1,008.5		1,025.1		944.8
Less: investment expenses		89.4		65.6		56.4
Net investment income	$	919.1	$	959.5	$	888.4

Net investment income includes amounts allocable to experience rated contractholders of $783.3 million, $766.9 million and $704.2 million for the years-ended December 31, 2003, 2002 and 2001, respectively. Interest credited to contractholders is included in future policy benefits and claims reserves.

5. Dividend Restrictions and Shareholder's Equity

In conjunction with the sale of Aetna, Inc. to ING AIH, the Company was restricted from paying any dividends to its parent for a two year period from the date of sale without prior approval by the Insurance Commissioner of the State of Connecticut. This restriction expired on December 13, 2002. The Company did not pay dividends to its parent in 2003, 2002 or 2001.

The Insurance Department of the State of Connecticut (the "Department") recognizes as net income and capital and surplus those amounts determined in conformity with statutory accounting practices prescribed or permitted by the Department, which differ in certain respects from accounting principles generally accepted in the United States of America. Statutory net income (loss) was $67.5 million, $148.8 million, and $(92.3) million for the years ended December 31, 2003, 2002 and 2001, respectively. Statutory capital and surplus was $1,230.7 million and $1,006.0 million as of December 31, 2003 and 2002, respectively.

As of December 31, 2003, the Company does not utilize any statutory accounting practices, which are not prescribed by state regulatory authorities that, individually or in the aggregate, materially affect statutory capital and surplus.

6.   Capital Gains and Losses

Realized capital gains or losses are the difference between the carrying value and sale proceeds of specific investments sold. Net realized capital gains (losses) on investments were as follows:

(Millions)	Year ended December 31, 2003		Year ended December 31, 2002		Year ended December 31, 2001	
Fixed maturities	$	63.9	$	(97.5)	$	(20.6)
Equity securities		0.6		(3.5)		(0.4)
Pretax realized capital gains (losses)	$	64.5	$	(101.0)	$	(21.0)
After-tax realized capital gains (losses)	$	41.9	$	(58.3)	$	(13.7)

Net realized capital gains of $43.9 million, $63.6 million and $117.0 million for the years ended December 31, 2003, 2002 and 2001, respectively, allocable to experience rated contracts, were deducted from net realized capital gains and an offsetting amount was reflected in Other policyholders' funds on the Consolidated Balance Sheets. Net unamortized gains allocable to experienced-rated contractholders were $213.7 million, $199.3 million and $172.7 million at December 31, 2003, 2002 and 2001, respectively.

ING LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements

Proceeds from the sale of total fixed maturities and the related gross gains and losses (excluding those related to experience-related contractholders) were as follows:

(Millions)	Year ended December 31, 2003		Year ended December 31, 2002		Year ended December 31, 2001	
Proceeds on sales	$	12,812.5	$	13,265.2	$	15,338.5
Gross gains		291.9		276.7		57.0
Gross losses		228.0		374.2		77.6

Changes in shareholder's equity related to changes in accumulated other comprehensive income (unrealized capital gains and losses on securities including securities pledged to creditors and excluding those related to experience-rated contractholders) were as follows:

(Millions)	Year ended December 31, 2003		Year ended December 31, 2002		Year ended December 31, 2001	
Fixed maturities	$	(54.3)	$	104.8	$	24.0
Equity securities		17.9		(1.6)		2.0
Other investments		34.0		(8.3)		6.5
Subtotal		(2.4)		94.9		32.5
Increase in deferred income taxes		(0.9)		33.2		11.3
Net changes in accumulated other comprehensive income (loss)	$	(1.5)	$	61.7	$	21.2

Net unrealized capital gains allocable to experience-rated contracts of $491.5 million and $563.1 million at December 31, 2003 and 2002, respectively, are reflected on the Consolidated Balance Sheets in Other policyholders' funds and are not included in shareholder's equity. Shareholder's equity included the following accumulated other comprehensive income, which is net of amounts allocable to experience-rated contractholders:

(Millions)	As of December 31, 2003		As of December 31, 2002		As of December 31, 2001	
Net unrealized capital gains (losses):						
Fixed maturities	$	108.5	$	162.8	$	58.0
Equity securities		14.4		(3.5)		(1.9)
Other investments		41.3		7.3		15.6
		164.2		166.6		71.7
Less: deferred income taxes		57.4		58.3		25.1
Net accumulated other comprehensive income	$	106.8	$	108.3	$	46.6

Changes in accumulated other comprehensive income related to changes in unrealized gains (losses) on securities, including securities pledged to creditors (excluding those related to experience-rated contractholders) were as follows:

(Millions)	Year ended December 31, 2003		Year ended December 31, 2002		Year ended December 31, 2001	
Unrealized holding gains (losses) arising during the year [1]	$	(48.1)	$	127.4	$	8.3
Less: reclassification adjustment for gains (losses) and other items included in net income [2]		(46.6)		65.7		(12.9)
Net unrealized gains (losses) on securities	$	(1.5)	$	61.7	$	21.2

(1) Pretax unrealized holding gains (losses) arising during the year were $(74.0) million, $196.0 million and $12.7 million for the years ended December 31, 2003, 2002 and 2001, respectively.
(2) Pretax reclassification adjustments for gains (losses) and other items included in net income were $(71.6) million, $101.1 million and $(19.8) million for the years ended December 31, 2003, 2002 and 2001, respectively.

7. Severance

In December 2001, ING announced its intentions to further integrate and streamline the U.S.-based operations of ING Americas (a business division of ING which includes the Company) in order to build a more customer-focused organization. During the first quarter of 2003, the Company performed a detailed analysis of its severance accrual. As part of this analysis, the Company corrected the initial planned number of people to eliminate from 580 to 515 (corrected from the 2002 Annual Report on Form 10-K) and extended the date of expected substantial completion for severance actions to June 30, 2003.

Activity for the year ended December 31, 2003 within the severance liability and positions eliminated related to such actions were as follows:

(Millions)	Severance Liability	Positions
Balance at December 31, 2002	$ 9.2	75
Actions taken	7.3	72
Balance at December 31, 2003	$ 1.9	3

ING LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements

8.   Income Taxes

The Company files a consolidated federal income tax return with its subsidiary, IICA. The Company has a tax allocation agreement with IICA whereby the Company charges its subsidiary for taxes it would have incurred were it not a member of the consolidated group and credits the member for losses at the statutory tax rate.

Income taxes consist of the following:

(Millions)	Year ended December 31, 2003		Year ended December 31, 2002		Year ended December 31, 2001	
Current taxes (benefits):						
Federal	$	(13.7)	$	28.9	$	3.2
State		1.1		1.8		2.2
Net realized capital gains		51.6		11.5		16.1
Total current taxes		39.0		42.2		21.5
Deferred taxes (benefits):						
Federal		51.1		30.6		89.3
Net realized capital losses		(29.0)		(54.2)		(23.4)
Total deferred taxes (benefits)		22.1		(23.6)		65.9
Total income tax expense	$	61.1	$	18.6	$	87.4

Income taxes were different from the amount computed by applying the federal income tax rate to income before income taxes for the following reasons:

(Millions)	Year ended December 31, 2003		Year ended, December 31, 2002		Year ended, December 31, 2001	
Income before income taxes and cumulative						
effect of change in accounting principle	$	215.7	$	86.1	$	187.3
Tax rate		35%		35%		35%
Application of the tax rate		75.5		30.1		65.6
Tax effect of:						
State income tax, net of federal benefit		0.7		1.2		1.4
Excludable dividends		(14.0)		(5.3)		(1.8)
Goodwill amortization		-		-		21.6
Transfer of mutual fund shares		-		(6.7)		-
Other, net		(1.1)		(0.7)		0.6
Income taxes	$	61.1	$	18.6	$	87.4

ING LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31 are presented below:

(Millions)		2003		2002
Deferred tax assets:				
Insurance reserves	$	263.7	$	234.5
Unrealized gains allocable to experience rated contracts		172.0		197.1
Investments		69.7		113.4
Postretirement benefits		30.2		29.5
Deferred compensation		56.0		58.6
Other		19.7		19.5
Total gross assets		611.3		652.6
Deferred tax liabilities:				
Value of business acquired		495.4		509.7
Market discount		-		4.1
Net unrealized capital gains		236.4		263.8
Depreciation		0.2		3.8
Deferred policy acquisition costs		59.2		29.2
Other		4.8		5.1
Total gross liabilities		796.0		815.7
Net deferred tax liability	$	184.7	$	163.1

Net unrealized capital gains and losses are presented in shareholder's equity net of deferred taxes.

The "Policyholders' Surplus Account," which arose under prior tax law, is generally that portion of a life insurance company's statutory income that has not been subject to taxation. As of December 31, 1983, no further additions could be made to the Policyholders' Surplus Account for tax return purposes under the Deficit Reduction Act of 1984. The balance in such account was approximately $17.2 million at December 31, 2003. This amount would be taxed only under certain conditions. No income taxes have been provided on this amount since management believes under current tax law the conditions under which such taxes would become payable are remote.

The Internal Revenue Service (the "Service") has completed examinations of the federal income tax returns of the Company through 1997. Discussions are being held with the Service with respect to proposed adjustments. Management believes there are adequate defenses against, or sufficient reserves to provide for, any such adjustments. The Service has commenced its examinations for the years 1998 through 2000.

9.   Benefit Plans

Defined Benefit Plan

ING North America Insurance Corporation ("ING North America") sponsors the ING Americas Retirement Plan (the "Retirement Plan"), effective as of December 31, 2001. Substantially all employees of ING North America and its subsidiaries and affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents.

The Retirement Plan is a tax-qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). As of January 1, 2002, each participant in the Retirement Plan (except for certain specified employees) earns a benefit under a final average compensation formula. Subsequent to December 31, 2001, ING North America is responsible for all Retirement Plan liabilities. The costs allocated to the Company for its employees' participation in the Retirement Plan were $15.1 million for 2003 and $6.4 million for 2002, respectively.

Defined Contribution Plans

ING North America sponsors the ING Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of ING North America and its subsidiaries and affiliates (excluding certain employees, including but not limited to Career Agents (as defined below)) are eligible to participate, including the Company's employees other than Company agents. The Savings Plan is a tax-qualified profit sharing and stock bonus plan, which includes an employee stock ownership plan ("ESOP") component. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. ING North America matches such pre-tax contributions, up to a maximum of 6% of eligible compensation. All matching contributions are subject to a 4-year graded vesting schedule (although certain specified participants are subject to a 5-year graded vesting schedule). All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. Pre-tax charges of operations of the Company for the Savings Plan were $7.1 million in 2003 and 2002.

The Company sponsors the ING 401(k) Plan for ILIAC Agents (formerly the ING 401(k) Plan for ALIAC Agents, and originally named the Agents of Aetna Life Insurance and Annuity Company Incentive Savings Plan) (the "Agents 401(k) Plan"), which is a tax-qualified profit sharing plan. The Agents 401(k) Plan covers Career Agents (defined below) who meet certain requirements. Benefits under the Agents 401(k) Plan are not guaranteed by the PBGC. The Agents 401(k) Plan allows eligible participants to defer into the Agents 401(k) Plan a specified percentage of eligible earnings on a pre-tax basis. The Company matches such pre-tax contribution, at the rate of 50%, up to a maximum of 6% of eligible earnings. Effective January 1, 2002, all matching contributions are subject to a 4-year vesting schedule, except Career Agents who were credited with vesting service earned prior to January 1, 2002, are subject to a 3-year vesting schedule. All contributions made to the Agents 401(k) Plan are subject to certain limits imposed by applicable law. Pre-tax charges of operations of the Company for the Agents 401(k) Plan were $1.0 million in 2003 and $1.0 in 2002, respectively.

Non-Qualified Retirement Plans

As of December 31, 2001, the Company, in conjunction with ING, offers certain eligible employees (excluding, among others, Career Agents (as defined below)) the Supplemental ING Retirement Plan for Aetna Financial Services and Aetna International Employees ("SERP"). The SERP is a non-qualified defined benefit pension plan, which means all benefits are payable from the general assets of the Company and ING. SERP benefits are not guaranteed by the PBGC. Benefit accruals under the SERP ceased effective as of December 31, 2001. Benefits under the SERP are determined based on an eligible employees years of service and such employee's average annual compensation for the highest five years during the last ten years of employment.

Effective January 1, 2002, the Company, in conjunction with ING, offers certain employees (other than Career Agents) supplemental retirement benefits under the ING Americas Supplemental Executive Retirement Plan (the "Americas Supplemental Plan"). The Americas Supplemental Plan is a non-qualified defined benefit pension plan, which means all benefits are payable from the general assets of the Company and ING. Americas Supplemental Plan benefits are not guaranteed by the PBGC. Benefits under the Americas Supplemental Plan are based on the benefits formula contained in the Retirement Plan, but without taking into account the compensation and benefit limits imposed by applicable law. Any benefits payable from the Americas Supplemental Plan are reduced by the benefits payable to the eligible participant under the Retirement Plan.

The Company, in conjunction with ING, sponsors the Pension Plan for Certain Producers of ING Life Insurance and Annuity Company (formerly the Pension Plan for Certain Producers of Aetna Life Insurance and Annuity Company) (the "Agents Non-Qualified Plan"), a non-qualified defined benefit pension plan. This plan covers certain full-time insurance salesmen who have entered into a career agent agreement with the Company and certain other individuals who meet the eligibility criteria specified in the plan ("Career Agents"). The Agents Non-Qualified Plan was terminated effective January 1, 2002. In connection with the termination, all benefit accruals ceased and all accrued benefits were frozen. Benefits under this plan are payable from the general assets of the Company and ING and are not guaranteed by the PBGC.

The Company also sponsors the Producers' Incentive Savings Plan ("PIP"), which is a non-qualified deferred compensation plan for eligible Career Agents and certain other individuals who meet the eligibility criteria specified in the PIP. The PIP is unfunded, which means benefit payments are made from the general assets of the Company. PIP benefits are not guaranteed by the PBGC. Eligible PIP participants can defer either 4% or 5% of eligible earnings, depending on their commission level, which is 100% matched by the Company. Matching contributions are fully vested when contributed to the PIP. In addition, eligible PIP participants can contribute up to an additional 10% of eligible earnings, with no Company match on such contributions. Pretax charges of operations of the Company for the PIP were $0.6 million for 2003 and $0.9 million for 2002.

The Company also sponsors the Producers' Deferred Compensation Plan ("DCP"), which is a non-qualified deferred compensation plan for eligible Career Agents and certain other individuals who meet the eligibility criteria specified in the DCP. The DCP is unfunded, which means benefit payments are made from the general assets of the Company. DCP benefits are not guaranteed by the PBGC. Eligible participants can defer up to 100% of eligible earnings, provided the election to defer is made within the applicable election period established by the Company. Amounts contributed to the DCP are not matched by the Company. DCP participants are 100% vested in amounts contributed to the DCP.

The following tables summarize the benefit obligations and the funded status for the SERP and the Agents Non-Qualified Plan for the years ended December 31, 2003 and 2002:

(Millions)	2003	2002
Change in Benefit Obligation:		
Defined Benefit Obligation, January 1	$ 106.8	$ 95.3
Service cost	-	-
Interest cost	6.9	6.8
Benefits paid	(9.7)	(5.5)
Plan adjustments	-	4.5
Actuarial (gain) loss on obligation	(2.4)	5.7
Defined Benefit Obligation, December 31	$ 101.6	$ 106.8
Funded status:		
Funded status at December 31	$ (101.6)	$ (106.8)
Unrecognized past service cost	3.1	6.4
Unrecognized net loss	0.6	0.8
Net amount recognized	$ (97.9)	$ (99.6)

At December 31, 2003 and 2002, the accumulated benefit obligation was $97.2 million and $99.7 million, respectively.

The weighted-average assumptions used in the measurement of the December 31, 2003 and 2002 benefit obligation for the Retirement Plan were as follows:

	2003	2002
Discount rate	6.25 %	6.75 %
Rate of compensation increase	3.75	3.75

Net periodic benefit costs for the years ended December 31, 2003 and 2002 were as follows:

(Millions)	2003	2002
Service cost	$ -	$ -
Interest cost	6.9	6.8
Net actuarial (gain) loss recognized in the year	0.9	-
Unrecognized past service cost recognized in year	0.2	(0.3)
The effect of any curtailment or settlement	-	(2.6)
Net periodic benefit cost	$ 8.0	$ 3.9

Post-Retirement Benefits

In addition to providing pension benefits, the Company, in conjunction with ING, provides certain health care and life insurance benefits for retired employees and certain agents, including certain Career Agents. Generally, retired employees and eligible Career Agents pay a portion of the cost of these post-retirement benefits, usually based on their years of service with the Company. The amount a retiree or eligible Career Agent pays for such coverage is subject to change in the future.

The following tables summarize the benefit obligations and the funded status for retired employees' and retired agents' post-retirement health care benefits over the years ended December 31, 2003 and 2002:

	2003	2002
(Millions)		
Change in Benefit Obligation:		
Defined Benefit Obligation, January 1	$ 23.7	$ 25.4
Service cost	0.8	0.5
Interest cost	1.7	1.5
Benefits paid	(1.3)	(1.2)
Plan amendments	-	(6.5)
Actuarial loss on obligation	4.8	4.0
Defined Benefit Obligation, December 31	29.7	23.7
Funded status:		
Funded status at December 31	(29.7)	(23.7)
Unrecognized losses	9.9	5.4
Unrecognized past service cost	(3.2)	(3.6)
Net amount recognized	$ (23.0)	$ (21.9)

The medical health care trend rate was 10% for 2004, gradually decreasing to 5.0% by 2009. Increasing the health care trend by 1% would increase the benefit obligation by $3.3 million as of December 31, 2003. Decreasing the health care trend rate by 1% would decrease the benefit obligation by $2.9 million as of December 31, 2003.

Net periodic benefit costs were as follows:

	2003	2002
(Millions)		
Service cost	$ 0.8	$ 0.5
Interest cost	1.7	1.5
Net actuarial loss recognized in the year	0.4	-
Past service cost - unrecognized psc recognized in year	-	(2.9)
Past service cost - recognized this year	(0.5)	-
Net periodic benefit cost	$ 2.4	$ (0.9)

10. Related Party Transactions

Investment Advisory and Other Fees

ILIAC serves as investment advisor to certain variable funds used in Company products (collectively, the "Company Funds"). The Company Funds pay ILIAC, as investment advisor, a daily fee which, on an annual basis, ranged, depending on the Fund, from 0.5% to 1.0% of their average daily net assets. Each of the Company Funds managed by ILIAC are subadvised by investment advisors, in which case ILIAC pays a subadvisory fee to the investment advisors, which may include affiliates. The Company is also compensated by the separate accounts for bearing mortality and expense risks pertaining to variable life and annuity contracts. Under the insurance and annuity contracts, the separate accounts pay the Company a daily fee, which, on an annual basis is, depending on the product, up to 3.4% of their average daily net assets. The amount of compensation and fees received from affiliated mutual funds and separate accounts, amounted to $201.4 million (excludes fees paid to Aeltus), $ 391.8 million (includes fees paid to Aeltus through February 28, 2002, when IA Holdco, Aeltus' parent, ceased to be a subsidiary of ILIAC) and $421.7 million in 2003, 2002 and 2001, respectively.

Reciprocal Loan Agreement

ILIAC maintains a reciprocal loan agreement with ING AIH, an indirect wholly-owned subsidiary of ING and affiliate to ILIAC, to facilitate the handling of unusual and/or unanticipated short-term cash requirements. Under this agreement, which became effective in June 2001 and expires on April 1, 2011, ILIAC and ING AIH can borrow up to 3% of ILIAC's statutory admitted assets as of the preceding December 31 from one another. Interest on any ILIAC borrowings is charged at the rate of ING AIH's cost of funds for the interest period plus 0.15%. Interest on any ING AIH borrowings is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration. Under this agreement, ILIAC incurred interest expense of $0.1 million for the years ended December 31, 2003, 2002 and 2001, respectively, and earned interest income of $0.9 million, $2.1 million and $3.3 million for the years ended December 31, 2003, 2002 and 2001, respectively. At December 31, 2003, ILIAC had a $41.4 million receivable from ING AIH under this agreement. At December 2002, the Company had no receivables under this agreement.

Capital Transactions

In 2003, the Company received $230.0 million in cash capital contributions from Lion. In 2002, the Company received capital contributions in the form of investments in affiliated mutual funds of $164.3 million from HOLDCO.

Other

Premiums due and other receivables include $0.1 million due from affiliates at December 31, 2003 and 2002. Other liabilities include $92.3 million and $3.5 million due to affiliates for the years ended December 31, 2003 and 2002, respectively.

11. **Reinsurance**

At December 31, 2003, the Company had reinsurance treaties with six unaffiliated reinsurers and one affiliated reinsurer covering a significant portion of the mortality risks and guaranteed death and living benefits under its variable contracts. The Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements.

On October 1, 1998, the Company sold its domestic individual life insurance business to Lincoln for $1 billion in cash. The transaction is generally in the form of an indemnity reinsurance arrangement, under which Lincoln contractually assumed from the Company certain policyholder liabilities and obligations, although the Company remains directly obligated to policyholders.

Effective January 1, 1998, 90% of the mortality risk on substantially all individual universal life product business written from June 1, 1991 through October 31, 1997 was reinsured externally. Beginning November 1, 1997, 90% of new business written on these products was reinsured externally. Effective October 1, 1998 this agreement was assigned from the third party reinsurer to Lincoln.

Effective December 31, 1988, the Company entered into a modified coinsurance reinsurance agreement ("MODCO") with Aetna Life Insurance Company ("Aetna Life"), (formerly an affiliate of the Company), in which substantially all of the nonparticipating individual life and annuity business written by Aetna Life prior to 1981 was assumed by the Company. Effective January 1, 1997, this agreement was amended to transition (based on underlying investment rollover in Aetna Life) from a modified coinsurance arrangement to a coinsurance agreement. As a result of this change, reserves were ceded to the Company from Aetna Life as investment rollover occurred. Effective October 1, 1998, this agreement was fully transitioned to a coinsurance arrangement and this business along with the Company's direct individual life insurance business, with the exception of certain supplemental contracts with reserves of $63.8 million and $66.2 million as of December 31, 2003 and 2002, respectively, was sold to Lincoln.

On December 16, 1988, the Company assumed $25.0 million of premium revenue from Aetna Life, for the purchase and administration of a life contingent single premium variable payout annuity contract. In addition, the Company is also responsible for administering fixed annuity payments that are made to annuitants receiving variable payments. Reserves of $20.4 million and $19.6 million were maintained for this contract as of December 31, 2003 and 2002, respectively.

The effect of reinsurance on premiums and recoveries was as follows:

(Millions)	Year ended December 31, 2003		Year ended December 31, 2002		Year ended December 31, 2001	
Direct premiums	$	93.0	$	97.3	$	112.3
Reinsurance assumed		12.1		9.7		0.6
Reinsurance ceded		9.3		8.3		(1.3)
Net premiums		95.8		98.7		114.2
Reinsurance recoveries	$	184.9	$	317.6	$	363.7

12.   **Commitments and Contingent Liabilities**

Leases

For the years ended December 31, 2003, 2002 and 2001, rent expense for leases was $20.8 million, $18.1 million and $17.6 million, respectively. The future net minimum payments under noncancelable leases for the years ended December 31, 2004 through 2008 are estimated to be $17.2 million, $16.1 million, $14.6 million, $13.1 million, and $0.7 million, respectively, and $0.1 million thereafter. The Company pays substantially all expenses associated with its leased and subleased office properties. Expenses not paid directly by the Company are paid for by an affiliate and allocated back to the Company.

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans or money market instruments at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments. At December 31, 2003 and 2002, the Company had off-balance sheet commitments to purchase investments of $154.3 million with an estimated fair value of $154.3 million and $236.7 million with an estimated fair value of $236.7 million, respectively.

Litigation

The Company is a party to threatened or pending lawsuits arising from the normal conduct of business. Due to the climate in insurance and business litigation, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits will not have materially adverse effect on the Company's operations or financial position.

ING LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements

Other Regulatory Matters

Like many financial services companies, certain U.S. affiliates of ING Groep N.V. have received informal and formal requests for information since September 2003 from various governmental and self-regulatory agencies in connection with investigations related to mutual funds and variable insurance products. ING has cooperated fully with each request.

In addition to responding to regulatory requests, ING management initiated an internal review of trading in ING insurance, retirement, and mutual fund products. The goal of this review has been to identify whether there have been any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel. This internal review is being conducted by independent special counsel and auditors. Additionally, ING reviewed its controls and procedures in a continuing effort to deter improper frequent trading in ING products. ING's internal reviews related to mutual fund trading are continuing.

The internal review has identified several arrangements allowing third parties to engage in frequent trading of mutual funds within our variable insurance and mutual fund products, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Most of the identified arrangements were initiated prior to ING's acquisition of the businesses in question. In each arrangement identified, ING has terminated the inappropriate trading, taken steps to discipline or terminate employees who were involved, and modified policies and procedures to deter inappropriate activity. While the review is not completed, management believes the activity identified does not represent a systematic problem in the businesses involved.

These instances included agreements (initiated in 1998) that permitted one variable life insurance customer of ReliaStar Life Insurance Company ("ReliaStar") to engage in frequent trading, and to submit orders until 4pm Central Time, instead of 4pm Eastern Time. ReliaStar was acquired by ING in 2000. The late trading arrangement was immediately terminated when current senior management became aware of it in 2002. ING believes that no profits were realized by the customer from the late trading aspect of the arrangement.

In addition, the review has identified five arrangements that allowed frequent trading of funds within variable insurance products issued by ReliaStar and by ING USA Annuity & Life Insurance Company; and in certain ING Funds. ING entities did not received special benefits in return for any of these arrangements, which have all been terminated. The internal review also identified two investment professionals who engaged in improper frequent trading in ING Funds.

ING LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements

ING will reimburse any ING Fund or its shareholders affected by inappropriate trading for any profits that accrued to any person who engaged in improper frequent trading for which ING is responsible. Management believes that the total amount of such reimbursements will not be material to ING or its U.S. business.

13.   Segment Information

The Company's realignment of Worksite Products and Individual Products operating segments into one reporting segment (USFS) is reflected in the restated summarized financial information for December 31, 2003 and 2002 in the table below. Effective with the third quarter of 2002, items that were previously not allocated back to USFS but reported in Other are now allocated to USFS and reported in the restated financial information for the periods ending December 31, 2003 and 2002.

Summarized financial information for the Company's principal operations for December 31, were as follows:

| | | | Non-Operating Segments | | | | |
| | | | Investment Management | | | | |
(Millions)	USFS (1)		Services (2)	Other (3)		Total	
2003							
Revenues from external customers	$	480.1	$ -	$ -	$	480.1	
Net investment income		919.1				919.1	
Total revenue excluding net realized capital gains	$	1,399.2	$ -	$ -	$	1,399.2	
Operating earnings [4]	$	112.7	$ -	$ -	$	112.7	
Net realized capital gains, net of tax		41.9	-	-		41.9	
Net income	$	154.6	$ -	$ -	$	154.6	
2002							
Revenues from external customers	$	507.2	$ 19.2	$ (9.5)	$	516.9	
Net investment income		959.2	0.2	0.1		959.5	
Total revenue excluding net realized capital gains (losses)	$	1,466.4	$ 19.4	$ (9.4)	$	1,476.4	
Operating earnings [4]	$	121.1	$ 4.7	$ -	$	125.8	
Cumulative effect of accounting change		(2,412.1)	-	-		(2,412.1)	
Net realized capital losses, net of tax		(58.3)	-	-		(58.3)	
Net income (loss)	$	(2,349.3)	$ 4.7	$ -	$	(2,344.6)	

(1) USFS includes deferred annuity contracts that fund defined contribution and deferred compensation plans, immediate annuity contracts; mutual funds; distribution services for annuities and mutual funds; programs offered to qualified plans and nonqualified deferred compensation plans that package administrative and record-keeping services along with a variety of investment options; wrapper agreements containing certain benefit responsive guarantees that are entered into with retirement plans, whose assets are not invested with the Company; investment advisory services and pension plan administrative services. USFS also includes deferred and immediate annuity contracts, both qualified and nonqualified, that are sold to individuals and provide variable or fixed investment options or a combination of both.

(2) Investment Management Services include: investment advisory services to affiliated and unaffiliated institutional and retail clients; underwriting; distribution for Company mutual funds and a former affiliate's separate ccounts; and trustee, administrative and other services to retirement plans. On February 28, 2002, IA Holdco and its subsidiaries, which comprised this segment, were distributed to HOLDCO (refer to Note 1).

(3) Other includes consolidating adjustments between USFS and Investment Management Services.

(4) Operating earnings is comprised of net income (loss) excluding net realized capital gains and losses. While operating earnings is the measure of profit or loss used by the Company's management when assessing performance or making operating decisions, it does not replace net income as a measure of profitability.

QUARTERLY DATA (UNAUDITED)

Restatement of Financial Information: During the quarterly period ended June 30, 2003, the Company incorrectly recorded investment income and realized capital gains related to Separate Accounts. The Company noted the effect of this error during the compilation of the December 31, 2003 financial statements and made the appropriate changes to the quarterly periods ended June 30, 2003 and September 30, 2003.

The following tables show the previously reported and restated amounts for each of the periods affected.

As Reported

2003 (Millions)	First	Second	Third	Fourth
Total revenue	$ 359.2	$ 383.6	$ 362.4	$ 358.5
Income from continuing operations before income taxes	17.5	111.5	33.2	53.5
Income tax expense	5.1	36.2	3.3	16.5
Income from continuing operations	12.4	75.3	29.9	37.0
Net income	$ 12.4	$ 75.3	$ 29.9	$ 37.0

As Restated

2003 (Millions)	First	Second*	Third*	Fourth
Total revenue	$ 359.2	$ 381.3	$ 354.7	368.5
Income from continuing operations before income taxes	17.5	109.2	25.5	63.5
Income tax expense	5.1	35.4	0.6	20.0
Income from continuing operations	12.4	73.8	24.9	43.5
Net income	$ 12.4	$ 73.8	$ 24.9	$ 43.5

*Restated

2002 (Millions)	First	Second	Third	Fourth
Total revenue	$ 363.5	$ 351.3	$ 349.8	$ 310.8
Income (loss) from continuing operations before income taxes	44.1	39.3	(23.1)	25.8
Income tax expense (benefit)	15.2	12.9	(9.9)	0.4
Income (loss) from continuing operations	28.9	26.4	(13.2)	25.4
Cumulative effect of change in accounting principle	(2,412.1)	-	-	-
Net income (loss)	$ (2,383.2)	$ 26.4	$ (13.2)	$ 25.4